Filed Pursuant to Rule 424(b)(1)
Registration Statement No. 333-151461

PROSPECTUS

ENSTAR GROUP LIMITED

1,200,000

Ordinary Shares

We are selling 1,200,000 ordinary shares. Our ordinary shares are listed on the Nasdaq Global Select Market under the symbol “ESGR.” The last reported sale price on June 25, 2008 was $91.25 per share.

The underwriters have an option to purchase a maximum of 180,000 ordinary shares from us to cover over-allotments of shares.

Investing in our ordinary shares involves a high degree of risk. We urge you to read carefully the section entitled “Risk Factors” on page 8 of this prospectus, as well as all other information included or incorporated by reference in this prospectus, before you decide whether to invest in our ordinary shares.

		Underwriting	Proceeds to
	Price to	Discounts and	Enstar
	Public	Commissions	Group Limited

Per Share	$87.50	$1.75	$85.75
Total	$105,000,000	$2,100,000	$102,900,000

Delivery of the ordinary shares will be made on or about July 1, 2008.

None of the Securities and Exchange Commission, any state securities commission or insurance regulators, the Registrar of Companies in Bermuda or the Bermuda Monetary Authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Fox-Pitt Kelton Cochran Caronia Waller
Dowling & Partners Securities

The date of this prospectus is June 26, 2008

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date of the prospectus, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, in each case, regardless of the time of delivery of the prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 2003, the Exchange Control Act 1972 and related regulations of Bermuda which regulate the sale of securities in Bermuda. In addition, specific permission is required from the Bermuda Monetary Authority, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda companies, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority in its policy dated June 1, 2005 provides that where any equity securities of a Bermuda company, including our ordinary shares, are listed on an appointed stock exchange, general permission is given for the issue and subsequent transfer of any securities of such company from and/or to a non-resident, for as long as any equity securities of such company remain so listed. The Nasdaq Global Select Market is deemed to be an appointed stock exchange under Bermuda law. The Bermuda Monetary Authority and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.

For so long as Enstar Group Limited owns Bermuda insurance companies, each shareholder or prospective shareholder will be responsible for notifying the Bermuda Monetary Authority in writing of his becoming a controller, directly or indirectly, of 10%, 20%, 33% or 50% of Enstar Group Limited within 45 days of becoming such a controller. The Bermuda Monetary Authority may serve a notice of objection on any controller of Enstar Group Limited if it appears to the Bermuda Monetary Authority that the person is no longer fit and proper to be such a controller.

In the United Kingdom, this communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to such relevant persons and will be engaged in only with such relevant persons.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities, plans and objectives of our management, as well as the markets for our ordinary shares and the insurance and reinsurance sectors in general. Statements that include words such as “estimate,” “project,” “plan,” “intend,” “expect,” “anticipate,” “believe,” “would,” “should,” “could,” “seek,” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise. All forward-looking statements are necessarily estimates or expectations, and not statements of historical fact, reflecting the best judgment of our management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in and incorporated by reference in this prospectus.

Factors that could cause actual results to differ materially from those suggested by the forward-looking statements include:

•	risks associated with implementing our business strategies and initiatives;

•	the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time;

•	risks relating to the availability and collectability of our reinsurance;

•	tax, regulatory or legal restrictions or limitations applicable to us or the insurance and reinsurance business generally;

•	increased competitive pressures, including the consolidation and increased globalization of reinsurance providers;

•	emerging claim and coverage issues;

•	lengthy and unpredictable litigation affecting assessment of losses and/or coverage issues;

•	loss of key personnel;

•	changes in our plans, strategies, objectives, expectations or intentions, which may happen at any time at management’s discretion;

•	operational risks, including system or human failures;

•	risks that we may require additional capital in the future which may not be available or may be available only on unfavorable terms;

•	the risk that ongoing or future industry regulatory developments will disrupt our business, or mandate changes in industry practices in ways that increase our costs, decrease our revenues or require us to alter aspects of the way we do business;

•	changes in Bermuda law or regulation or the political stability of Bermuda;

•	changes in tax laws or regulations applicable to us or our subsidiaries, or the risk that we or one of our non-U.S. subsidiaries become subject to significant, or significantly increased, income taxes in the United States or elsewhere;

•	losses due to foreign currency exchange rate fluctuations;

•	changes in accounting policies or practices; and

•	changes in economic conditions, including interest rates, inflation, currency exchange rates, equity markets and credit conditions, which could affect our investment portfolio.

The factors listed above should not be construed as exhaustive. Certain of these factors are described in more detail in the “Risk Factors” section of this prospectus, on page 8. We undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are therefore advised to consult any further disclosures we make on related subjects in our reports to the U.S. Securities and Exchange Commission.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our ordinary shares. We urge you to read this entire prospectus carefully, including the U.S. Securities and Exchange Commission filings that we have incorporated by reference into this prospectus. You should pay special attention to the “Risk Factors” section of this prospectus. Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Enstar,” “we,” “us,” “our” or the “Company” mean Enstar Group Limited and its subsidiaries.

Enstar Group Limited

We were formed in August 2001 under the laws of Bermuda to acquire and manage insurance and reinsurance companies in run-off, and to provide management, consulting and other services to the insurance and reinsurance industry. Since our formation, we, through our subsidiaries, have completed several acquisitions of insurance and reinsurance companies and are currently administering those businesses in run-off. Insurance and reinsurance companies we acquire that are in run-off no longer underwrite new policies. In addition, we provide management and consultancy services, claims inspection services and reinsurance collection services to our affiliates and third-party clients for both fixed and success-based fees.

Our primary corporate objective is to grow our tangible net book value. We believe growth in our tangible net book value is driven primarily by growth in our net earnings, which is in turn partially driven by successfully completing new acquisitions.

We evaluate each opportunity presented by carefully reviewing the portfolio’s risk exposures, claim practices, reserve requirements and outstanding claims, and seek an appropriate discount and/or seller indemnification to reflect the uncertainty contained in the portfolio’s reserves. Based on this initial analysis, we can determine if a company or portfolio of business would add value to our current portfolio of run-off business. If we determine to pursue the purchase of a company in run-off, we then proceed to price the acquisition in a manner we believe will result in positive operating results based on certain assumptions including, without limitation, our ability to favorably resolve claims, negotiate with direct insureds and reinsurers, and otherwise manage the nature of the risks posed by the business.

Initially, at the time we acquire a company in run-off, we estimate the fair value of liabilities acquired based on external actuarial advice, as well as our own views of the exposures assumed. While we earn a larger share of our total return on an acquisition from commuting the liabilities that we have assumed, we also try to maximize reinsurance recoveries on the assumed portfolio.

Our ordinary shares are listed on the Nasdaq Global Select Market under the ticker symbol “ESGR.” Our principal executive offices are located at Windsor Place, 3rd Floor, 18 Queen Street, Hamilton HM JX, Bermuda, and our telephone number is (441) 292-3645. Our website is www.enstargroup.com. The information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any investment in our securities.

Competitive Strengths

We believe that our competitive strengths have enabled us, and will continue to enable us, to capitalize on the opportunities that exist in the run-off market. These strengths include:

•	Experienced Management Team with Proven Track Record. Dominic F. Silvester, our Chief Executive Officer, Paul J. O’Shea and Nicholas A. Packer, our Executive Vice Presidents and Joint Chief Operating Officers, Richard J. Harris, our Chief Financial Officer, and John J. Oros, our Executive Chairman, each have over 19 years of experience in the insurance, reinsurance or financial services industries. The extensive depth and knowledge of our management team provides us with the ability to identify, select and price companies and portfolios in run-off and to successfully manage those companies and portfolios.

•	Disciplined Approach to Acquisitions and Claims Management. We believe in generating profits through a disciplined, conservative approach to both acquisitions and claims management. We closely analyze new business opportunities to determine a company’s inherent value and our ability to profitably manage that company or a portfolio of that company in run-off. We believe that our review and claims management process, combined with management of global exposures across our acquired businesses, allows us to price acquisitions on favorable terms and to profitably run off the companies and portfolios that we acquire and manage.

•	Long-Standing Market Relationships. Our management team has well-established personal relationships across the insurance and reinsurance industry. We use these market relationships to identify and source business opportunities. We have also relied on these market relationships to establish ourselves as a leader in the run-off market.

•	Highly Qualified, Experienced and Ideally Located Employee Base. We have been successful in recruiting a highly qualified team of experienced claims, reinsurance, financial, actuarial and legal staff in major insurance and reinsurance centers, including Bermuda, the United Kingdom, the United States and Australia. We believe the quality and breadth of experience of our staff enable us to extract value from our acquired businesses and to offer a wide range of professional services to the industry.

•	Financial Strength and Disciplined Investment Approach. As of March 31, 2008, we had approximately $464.8 million of shareholders’ equity. We have maintained a strong balance sheet by following conservative investment practices while seeking appropriate returns. As of March 31, 2008, approximately 91% of our invested assets were invested in fixed maturity securities, 98.7% of which were investment grade and 50.9% of which were government securities. This financial strength allows us to aggressively price acquisitions that fit within our core competency. We believe that our financial strength has allowed us to be recognized as a leader in the acquisition and management of run-off companies and portfolios. Our conservative approach to managing our balance sheet reflects our commitment to maintaining our financial strength.

Strategy

We intend to maximize our growth in tangible net book value by using the following strategies:

•	Solidify Our Leadership Position in the Run-Off Market by Leveraging Management’s Experience and Relationships. We intend to continue to utilize the extensive experience and significant relationships of our senior management team to solidify our position as a leader in the run-off segment of the insurance and reinsurance market. The experience and reputation of our management team is expected to generate opportunities for us to acquire or manage companies and portfolios in run-off, and to price effectively the acquisition or management of such businesses. Most importantly, we believe the experience of our management team will continue to allow us to manage the run-off of such businesses efficiently and profitably.

•	Professionally Manage Claims. We are professional and disciplined in managing claims against companies and portfolios we own or manage. Our management understands the need to dispose of certain risks expeditiously and cost-effectively by constantly analyzing changes in the market and efficiently settling claims with the assistance of our experienced claims adjusters and in-house and external legal counsel. When we acquire or begin managing a company or portfolio, we initially determine which claims are valid through the use of experienced in-house adjusters and claims experts. We pay valid claims on a timely basis, while relying on well-documented policy terms and exclusions where applicable and litigation when necessary to defend against paying invalid claims under existing policies and reinsurance agreements.

•	Commute Assumed Liabilities and Ceded Reinsurance Assets. Using detailed analysis and actuarial projections, we negotiate with the policyholders of the insurance and reinsurance companies or portfolios we own or manage with a goal of commuting insurance and reinsurance liabilities for one or more agreed upon payments at a discount to the ultimate liability. Such commutations can take the form of policy buy-backs and structured settlements over fixed periods of time. By acquiring companies that are direct insurers, reinsurers or both, we are able to negotiate favorable entity-wide commutations with reinsurers that would not be possible if our subsidiaries had remained independent entities. We also negotiate with reinsurers to commute their reinsurance agreements providing coverage to our subsidiaries on terms that we believe to be favorable based on then-current market knowledge. We invest the proceeds from reinsurance commutations with the expectation that such investments will produce income, which, together with the principal, will be sufficient to satisfy future obligations with respect to the acquired company or portfolio.

•	Continue to Commit to Highly Disciplined Acquisition, Management and Reinsurance Practices. We utilize a disciplined approach to minimize risk and increase the probability of positive operating results from companies and portfolios we acquire or manage. We carefully review acquisition candidates and management engagements for consistency with accomplishing our long-term objective of producing positive operating results. We focus our investigation on risk exposures, claims practices and reserve requirements. In particular, we carefully review all outstanding claims and case reserves, and follow a highly disciplined approach to managing allocated loss adjustment expenses, such as the cost of defense counsel, expert witnesses and related fees and expenses.

•	Manage Capital Prudently. We pursue prudent capital management relative to our risk exposure and liquidity requirements to maximize profitability and long-term growth in shareholder value. Our capital management strategy is to deploy capital efficiently to acquisitions and to establish, and re-establish when necessary, adequate loss reserves to protect against future adverse developments.

Challenges

We face a number of challenges in implementing our strategies, including the following:

•	Management of Insurance and Reinsurance Companies in Run-Off. Insurance and reinsurance companies we acquire that are in run-off no longer underwrite new policies and are subject to the risk that their stated loss and loss adjustment expense reserves may not be sufficient to cover future losses and the cost of run-off. Our ability to achieve positive operating results depends on our pricing of acquisitions on favorable terms relative to the risks posed by the acquired businesses and then successfully managing the acquired businesses. If we are not able to price acquisitions on favorable terms, efficiently manage claims and control run-off expenses, we may have to cover losses sustained with retained earnings, which would materially and adversely impact our ability to grow our business and may result in losses.

•	Loss and Loss Adjustment Expense Reserves. Our insurance and reinsurance subsidiaries are required to maintain reserves to cover their estimated ultimate liability for losses and loss adjustment expenses for both reported and unreported incurred claims. The amounts our insurance and reinsurance subsidiaries pay on claims and the related costs of adjusting those claims may deviate from the loss and loss adjustment expense reserves they maintain. If actual losses and loss adjustment expenses exceed their reserves, their net income and capital would decrease.

•	Investment Portfolios and Investment Income. A significant portion of our income is derived from our invested assets. The value of our investment portfolio and the investment income that we receive from our portfolio fluctuates depending on general economic and market conditions. A decline in the value of our investments classified as trading and available-for-sale may reduce our net income or cause us to incur a loss.

•	Integration of Acquired Insurance and Reinsurance Companies in Run-Off. Our pursuit of growth through acquisitions and/or strategic investments in insurance and reinsurance companies in run-off depends in part on our ability to integrate acquired companies and portfolios. The integration of companies or portfolios we acquire may result in substantial diversion of management resources or unanticipated litigation. Any failure by us to effectively integrate acquired companies and portfolios may have a material adverse effect on our business, financial condition or results of operations.

•	Retaining Executive Officers and Maintaining Relationships with Certain Directors. Our success depends in part upon the continued services of our senior management team, particularly our Chief Executive Officer, Dominic F. Silvester, our Executive Vice Presidents and Joint Chief Operating Officers, Paul J. O’Shea and Nicholas A. Packer, our Chief Financial Officer, Richard J. Harris, and our Executive Chairman, John J. Oros, and our relationships with John J. Oros and J. Christopher Flowers, one of our directors and one of our largest shareholders. The loss of any member of our senior management team or other key personnel, our inability to recruit and retain additional qualified personnel as we grow or the loss of our relationships with John J. Oros or J. Christopher Flowers, could materially and adversely affect our business and results of operations and could prevent us from fully implementing our strategy.

For a discussion of these challenges and other risks relating to our business and an investment in our ordinary shares, see “Risk Factors” on page 8.

Recent Developments

On June 16, 2006, our indirect subsidiary, Virginia Holdings Ltd., entered into a definitive agreement with Dukes Place Holdings, L.P., a portfolio company of GSC European Mezzanine Fund II, L.P., for the purchase of 44.4% of the outstanding capital stock of Stonewall Acquisition Corporation. Stonewall Acquisition Corporation is the parent of two Rhode Island-domiciled insurers, Stonewall Insurance Company, or Stonewall, and Seaton Insurance Company, or Seaton, both of which are in run-off. The purchase price is $20.4 million. On May 27, 2008, the Rhode Island Department of Business Regulation issued an order approving the proposed acquisition. The acquisition was completed on June 13, 2008 and was funded from available cash on hand.

The Offering

Ordinary shares offered by us	1,200,000 shares

Over-allotment option granted by us	180,000 shares

Ordinary shares to be outstanding after the offering, not including the over-allotment option	13,144,289 shares

J.C. Flowers II, L.P. investment intent	J.C. Flowers II, L.P., or the Flowers Fund, has expressed its intent to us and the underwriters to purchase in the offering ordinary shares with a value of approximately $20 to $25 million at the public offering price. There can be no assurance that the Flowers Fund will purchase any of these shares. The aggregate number of shares offered by us will not be affected by the number of shares, if any, purchased by the Flowers Fund.

Use of proceeds	We intend to use the net proceeds received from the ordinary shares offered by us to fund future acquisitions of insurance and reinsurance companies or portfolios in run-off and for general corporate purposes.

Nasdaq Global Select Market symbol	“ESGR”

The total number of ordinary shares to be outstanding after this offering does not reflect:

•	529,775 shares that may be issued pursuant to outstanding stock options and restricted share units;

•	1,134,503 shares that have been reserved for future issuance pursuant to our 2006 Equity Incentive Plan;

•	200,000 shares that have been reserved for future issuance pursuant to the Enstar Group Limited Employee Share Purchase Plan; and

•	96,866 shares that have been reserved for future issuance pursuant to the Enstar Group Limited Deferred Compensation and Ordinary Share Plan for Non-employee Directors.

Unless otherwise specifically stated, information in this prospectus assumes the underwriters do not exercise their over-allotment option to purchase additional shares in this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

The following table provides a summary of our historical consolidated financial and operating data as of the dates and for the periods indicated. We derived the summary historical consolidated financial data as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 from our audited consolidated financial statements included in this prospectus. We derived the summary historical consolidated financial data as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 from our audited consolidated financial statements not included in this prospectus. We derived the summary historical consolidated financial data as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 from our unaudited condensed consolidated financial statements included in this prospectus, which include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations as of the date and for the periods presented. The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and notes thereto included elsewhere in this prospectus.

Since our inception, we have made several acquisitions which impact the comparability between periods of the information reflected below. See “Business — Recent Acquisitions” on page 68 for information about our acquisitions.

	Three Months Ended March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(In thousands of U.S. dollars, except per share data)

Summary Consolidated Statements of Earnings Data:
Consulting fees	$6,055	$4,661	$31,918	$33,908	$22,006	$23,703	$24,746
Net investment (losses) income and net realized gains/losses	(494)	20,509	64,336	48,001	29,504	10,502	7,072
Net (increase)/reduction in loss and loss adjustment expenses liabilities	(685)	(2,510)	24,482	31,927	96,007	13,706	24,044
Total other expenses	(25,009)	(22,721)	(67,904)	(49,838)	(57,299)	(35,160)	(21,782)
Minority interest	(3,376)	(2,248)	(6,730)	(13,208)	(9,700)	(3,097)	(5,111)
Share of income of partly owned companies	—	—	—	518	192	6,881	1,623

Net (loss)/earnings from continuing operations	(23,509)	(2,309)	46,102	51,308	80,710	16,535	30,592
Extraordinary gain — Negative goodwill (2008 and 2006: net of minority interest)	35,196	15,683	15,683	31,038	—	21,759	—

Net earnings	$11,687	$13,374	$61,785	$82,346	$80,710	$38,294	$30,592

Per Share Data(1)(2):
(Loss)/earnings per share before extraordinary gain — basic	$(1.97)	$(0.21)	$3.93	$5.21	$8.29	$1.72	$3.19
Extraordinary gain per share — basic	2.95	1.41	1.34	3.15	—	2.26	—

Earnings per share — basic	$0.98	$1.20	$5.27	$8.36	$8.29	$3.98	$3.19

(Loss)/earnings per share before extraordinary gain — diluted	$(1.97)	$(0.21)	$3.84	$5.15	$8.14	$1.71	$3.19
Extraordinary gain per share — diluted	2.95	1.41	1.31	3.11	—	2.24	—

Earnings per share — diluted	$0.98	$1.20	$5.15	$8.26	$8.14	$3.95	$3.19

Weighted average shares outstanding — basic	11,927,542	11,160,448	11,731,908	9,857,914	9,739,560	9,618,905	9,582,396
Weighted average shares outstanding — diluted(3)	11,927,542	11,160,448	12,009,683	9,966,960	9,918,823	9,694,528	9,582,396
Cash dividends paid per share	—	—	—	$2.92	—	$0.81	$5.62

	As of
	March 31,	As of December 31,
	2008	2007	2006	2005	2004	2003
	(In thousands of U.S. dollars, except per share data)

Summary Balance Sheet Data:
Total investments	$1,217,695	$637,196	$747,529	$539,568	$591,635	$268,417
Cash and cash equivalents	1,798,386	1,163,333	513,563	345,329	350,456	127,228
Reinsurance balances receivable	758,659	465,277	408,142	250,229	341,627	175,091
Total assets	3,994,956	2,417,143	1,774,252	1,199,963	1,347,853	632,347
Loss and loss adjustment expense liabilities	2,700,687	1,591,449	1,214,419	806,559	1,047,313	381,531
Loans payable	329,963	60,227	62,148	—	—	—
Total shareholders’ equity	464,842	450,599	318,610	260,906	177,338	147,616
Book Value per Share(4):
Basic	$38.97	$38.41	$32.32	$26.79	$18.44	$15.40
Diluted	$38.97	$37.52	$31.97	$26.30	$18.29	$15.40

(1)	Earnings per share is a measure based on net earnings divided by weighted average ordinary shares outstanding. Basic earnings per share is defined as net earnings available to ordinary shareholders divided by the weighted average number of ordinary shares outstanding for the period, giving no effect to dilutive securities. Diluted earnings per share is defined as net earnings available to ordinary shareholders divided by the weighted average number of shares and share equivalents outstanding calculated using the treasury stock method for all potentially dilutive securities. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted earnings per share.

(2)	The weighted average ordinary shares outstanding shown for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 reflect the conversion of Class A, B, C and D shares to ordinary shares on January 31, 2007, as part of the recapitalization completed in connection with the merger of our wholly-owned subsidiary with and into The Enstar Group, Inc. as if the conversion occurred on January 1, 2007, 2006, 2005, 2004 and 2003. For the year ended December 31, 2007, the ordinary shares issued to acquire The Enstar Group, Inc. are reflected in the calculation of the weighted average ordinary shares outstanding from January 31, 2007, the date of issue. As a result both the book value per share and the earnings per share calculations, previously reported, have been amended to reflect this change.

(3)	The calculations of diluted earnings per share for the three months ended March 31, 2008 and March 31, 2007 and the calculation of diluted book value per share as of March 31, 2008 do not include share equivalents relating to unvested shares, restricted shares and options because to do so would have been anti-dilutive.

(4)	Basic book value per share is defined as total shareholders’ equity available to ordinary shareholders divided by the number of ordinary shares outstanding as of the end of the period, giving no effect to dilutive securities. Diluted book value per share is defined as total shareholders’ equity available to ordinary shareholders divided by the number of ordinary shares and ordinary share equivalents outstanding at the end of the period, calculated using the treasury stock method for all potentially dilutive securities. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted book value per share.

RISK FACTORS

You should carefully consider these risks along with the other information included in this prospectus, including the matters addressed under “Forward-Looking Statements,” before investing in any of our securities. If any of the following risks actually occur, our business could be harmed. In that case, the trading price of our ordinary shares could decline, and you might lose all or part of your investment.

Risks Relating to Our Business

If we are unable to implement our business strategies, our business and financial condition may be adversely affected.

Our future results of operations will depend in significant part on the extent to which we can implement our business strategies successfully, including our ability to realize the anticipated growth opportunities, expanded market visibility and increased access to capital. Our business strategies include continuing to operate our portfolio of run-off insurance and reinsurance companies and related management engagements, as well as pursuing additional acquisitions and management engagements in the run-off segment of the insurance and reinsurance market. We may not be able to implement our strategies fully or realize the anticipated results of our strategies as a result of significant business, economic and competitive uncertainties, many of which are beyond our control.

The effects of emerging claims and coverage issues may result in increased provisions for loss reserves and reduced profitability in our insurance and reinsurance subsidiaries. Such adverse business issues may also reduce the level of incentive-based fees generated by our consulting operations. Adverse global economic conditions, such as rising interest rates and volatile foreign exchange rates, may cause widespread failure of our insurance and reinsurance subsidiaries’ reinsurers to satisfy their obligations, as well as failure of companies to meet their obligations under debt instruments held by our subsidiaries. If the run-off industry becomes more attractive to investors, competition for run-off acquisitions and management and consultancy engagements may increase and, therefore, reduce our ability to continue to make profitable acquisitions or expand our consultancy operations. If we are unable to successfully implement our business strategies, we may not be able to achieve future growth in our earnings and our financial condition may suffer and, as a result, holders of our ordinary shares may receive lower returns.

Our inability to successfully manage our portfolio of insurance and reinsurance companies in run-off may adversely impact our ability to grow our business and may result in losses.

We were founded to acquire and manage companies and portfolios of insurance and reinsurance in run-off. Our run-off business differs from the business of traditional insurance and reinsurance underwriting in that our insurance and reinsurance companies in run-off no longer underwrite new policies and are subject to the risk that their stated provisions for losses and loss adjustment expense, or LAE, will not be sufficient to cover future losses and the cost of run-off. Because our companies in run-off no longer collect underwriting premiums, our sources of capital to cover losses are limited to our stated reserves, reinsurance coverage and retained earnings. As of March 31, 2008, our gross reserves for losses and loss adjustment expense totaled $2.7 billion, and our reinsurance receivables totaled $758.7 million.

In order for us to achieve positive operating results, we must first price acquisitions on favorable terms relative to the risks posed by the acquired businesses and then successfully manage the acquired businesses. Our inability to price acquisitions on favorable terms, efficiently manage claims, collect from reinsurers and control run-off expenses could result in us having to cover losses sustained under assumed policies with retained earnings, which would materially and adversely impact our ability to grow our business and may result in material losses.

Our inability to successfully manage the companies and portfolios for which we have been engaged as a third-party manager may adversely impact our financial results and our ability to win future management engagements.

In addition to acquiring insurance and reinsurance companies in run-off, we have entered into several management agreements with third parties to manage their companies or portfolios of business in run-off. The terms of these management engagements typically include incentive payments to us based on our ability to successfully manage the run-off of these companies or portfolios. We may not be able to accomplish our objectives for these engagements as a result of unforeseen circumstances such as the length of time for claims to develop, the extent to which losses may exceed reserves, changes in the law that may require coverage of additional claims and losses, our ability to commute reinsurance policies on favorable terms and our ability to manage run-off expenses. If we are not successful in meeting our objectives for these management engagements, we may not receive incentive payments under our management agreements, which could adversely impact our financial results, and we may not win future engagements to provide these management services, which could slow the growth of our business. Consulting fees generated from management agreements amounted to $31.9 million, $33.9 million and $22.0 million for the years ended December 31, 2007, December 31, 2006 and December 31, 2005, respectively.

If our insurance and reinsurance subsidiaries’ loss reserves are inadequate to cover their actual losses, our insurance and reinsurance subsidiaries’ net income and capital and surplus would be reduced.

Our insurance and reinsurance subsidiaries are required to maintain reserves to cover their estimated ultimate liability for losses and loss adjustment expenses for both reported and unreported incurred claims. These reserves are only estimates of what our subsidiaries think the settlement and administration of claims will cost based on facts and circumstances known to the subsidiaries. Our commutation activity and claims settlement and development in recent years has resulted in net reductions in provisions for loss and loss adjustment expenses of $24.5 million, $31.9 million and $96.0 million for the years ended December 31, 2007, December 31, 2006 and December 31, 2005, respectively. Although this recent experience indicates that our loss reserves have been more than adequate to meet our liabilities, because of the uncertainties that surround estimating loss reserves and loss adjustment expenses, our insurance and reinsurance subsidiaries cannot be certain that ultimate losses will not exceed these estimates of losses and loss adjustment expenses. If our subsidiaries’ reserves are insufficient to cover their actual losses and loss adjustment expenses, our subsidiaries would have to augment their reserves and incur a charge to their earnings. These charges could be material and would reduce our net income and capital and surplus.

The difficulty in estimating the subsidiaries’ reserves is increased because our subsidiaries’ loss reserves include reserves for potential asbestos and environmental, or A&E, liabilities. At December 31, 2007, our insurance and reinsurance companies had recorded gross A&E loss reserves of $677.6 million, or 42.6% of the total gross loss reserves. Net A&E loss reserves at December 31, 2007 amounted to $420.0 million, or 36.1% of total net loss reserves. A&E liabilities are especially hard to estimate for many reasons, including the long waiting periods between exposure and manifestation of any bodily injury or property damage, the difficulty in identifying the source of the asbestos or environmental contamination, long reporting delays and the difficulty in properly allocating liability for the asbestos or environmental damage. Developed case law and adequate claim history do not always exist for such claims, especially because significant uncertainty exists about the outcome of coverage litigation and whether past claim experience will be representative of future claim experience. In view of the changes in the legal and tort environment that affect the development of such claims, the uncertainties inherent in valuing A&E claims are not likely to be resolved in the near future. Ultimate values for such claims cannot be estimated using traditional reserving techniques and there are significant uncertainties in estimating the amount of our subsidiaries’ potential losses for these claims. Our subsidiaries have not made any changes in reserve estimates that might arise as a result of any proposed U.S. federal legislation related to asbestos. To further understand this risk, see “Business — Reserves for Unpaid Losses and Loss Adjustment Expense” on page 71.

Our insurance and reinsurance subsidiaries’ reinsurers may not satisfy their obligations to our insurance and reinsurance subsidiaries.

Our insurance and reinsurance subsidiaries are subject to credit risk with respect to their reinsurers because the transfer of risk to a reinsurer does not relieve our subsidiaries of their liability to the insured. In addition, reinsurers may be unwilling to pay our subsidiaries even though they are able to do so. As of March 31, 2008, the balances receivable from reinsurers amounted to $758.7 million, of which $380.9 million was associated with two reinsurers with Standard & Poor’s credit ratings of AA-. The failure of one or more of our subsidiaries’ reinsurers to honor their obligations in a timely fashion may affect our cash flows, reduce our net income or cause us to incur a significant loss. Disputes with our reinsurers may also result in unforeseen expenses relating to litigation or arbitration proceedings.

The value of our insurance and reinsurance subsidiaries’ investment portfolios and the investment income that our insurance and reinsurance subsidiaries receive from these portfolios may decline as a result of market fluctuations and economic conditions.

We derive a significant portion of our income from our invested assets. The net investment income that our subsidiaries realize from investments in fixed-income securities will generally increase or decrease with interest rates. The fair market value of our subsidiaries’ fixed-income securities generally increases or decreases in an inverse relationship with fluctuations in interest rates and can also decrease as a result of any downturn in the business cycle that causes the credit quality of those securities to deteriorate. The fair market value of our subsidiaries’ fixed-income securities classified as trading or available-for-sale in our subsidiaries’ investment portfolios amounted to $843.9 million at March 31, 2008. The changes in the market value of our subsidiaries’ securities that are classified as trading or available-for-sale are reflected in our financial statements. Permanent impairments in the value of our subsidiaries’ fixed-income securities are also reflected in our financial statements. As a result, a decline in the value of the securities in our subsidiaries’ investment portfolios may reduce our net income or cause us to incur a loss.

In addition to fixed-income securities, we have invested, and may from time to time continue to invest, in limited partnerships, limited liability companies and equity funds. These and other similar investments may be illiquid. As of March 31, 2008, we had an aggregate of $105.4 million of such investments. For more information, see “Business — Investment Portfolio” on page 84.

We have made, and expect to continue to make, strategic acquisitions of insurance and reinsurance companies in run-off, and these activities may not be financially beneficial to us or our shareholders.

We have pursued and, as part of our strategy, we will continue to pursue growth through acquisitions and/or strategic investments in insurance and reinsurance companies in run-off. We have made several acquisitions and investments and we expect to continue to make such acquisitions and investments. We cannot be certain that any of these acquisitions or investments will be financially advantageous for us or our shareholders.

The negotiation of potential acquisitions or strategic investments, as well as the integration of an acquired business or portfolio, could result in a substantial diversion of management resources. Acquisitions could involve numerous additional risks such as potential losses from unanticipated litigation or levels of claims, an inability to generate sufficient revenue to offset acquisition costs and financial exposures in the event that the sellers of the entities we acquire are unable or unwilling to meet their indemnification, reinsurance and other obligations to us.

Our ability to manage our growth through acquisitions or strategic investments will depend, in part, on our success in addressing these risks. Any failure by us to effectively implement our acquisition or strategic investment strategies could have a material adverse effect on our business, financial condition or results of operations.

Our past and future acquisitions may expose us to operational risks such as cash flow shortages, challenges to recruit appropriate levels of personnel, financial exposures to foreign currencies, additional integration costs and management time and effort.

We have made several acquisitions and may in the future make additional strategic acquisitions, either of other companies or selected portfolios of insurance or reinsurance in run-off. These acquisitions may expose us to operational challenges and risks, including:

•	funding cash flow shortages that may occur if anticipated revenues are not realized or are delayed, whether by general economic or market conditions or unforeseen internal difficulties;

•	funding cash flow shortages that may occur if expenses are greater than anticipated;

•	the value of assets being lower than expected or diminishing because of credit defaults or changes in interest rates, or liabilities assumed being greater than expected;

•	integrating financial and operational reporting systems, including assurance of compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and our Exchange Act reporting requirements;

•	establishing satisfactory budgetary and other financial controls;

•	funding increased capital needs and overhead expenses;

•	obtaining management personnel required for expanded operations; and

•	the assets and liabilities we may acquire may be subject to foreign currency exchange rate fluctuation.

Our failure to manage successfully these operational challenges and risks could have a material adverse effect on our business, financial condition or results of operations.

Fluctuations in the reinsurance industry may cause our operating results to fluctuate.

The reinsurance industry historically has been subject to significant fluctuations and uncertainties. Factors that affect the industry in general may also cause our operating results to fluctuate. The industry’s profitability may be affected significantly by:

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested capital and may affect the ultimate payout of loss amounts and the costs of administering books of reinsurance business;

•	volatile and unpredictable developments, which may adversely affect the recoverability of reinsurance from our reinsurers;

•	changes in reserves resulting from different types of claims that may arise and the development of judicial interpretations relating to the scope of insurers’ liability; and

•	the overall level of economic activity and the competitive environment in the industry.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect the adequacy of our provision for losses and loss adjustment expenses by either extending coverage beyond the intent of insurance policies and reinsurance contracts envisioned at the time they were written, or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after we have acquired companies or portfolios of insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under these insurance or reinsurance contracts may not be known for many years after a contract has been issued. To further understand this risk, see “Business — Reserves for Unpaid Losses and Loss Adjustment Expense” on page 71.

Insurance laws and regulations restrict our ability to operate, and any failure to comply with these laws and regulations, or any investigations by government authorities, may have a material adverse effect on our business.

We are subject to extensive regulation under insurance laws of a number of jurisdictions, and compliance with legal and regulatory requirements is expensive. These laws limit the amount of dividends that can be paid to us by our insurance and reinsurance subsidiaries, prescribe solvency standards that they must meet and maintain, impose restrictions on the amount and type of investments that they can hold to meet solvency requirements and require them to maintain reserves. Failure to comply with these laws may subject our subsidiaries to fines and penalties and restrict them from conducting business. The application of these laws may affect our liquidity and ability to pay dividends on our ordinary shares and may restrict our ability to expand our business operations through acquisitions. At December 31, 2007, the required statutory capital and surplus of our insurance and reinsurance companies amounted to $88.0 million compared to the actual statutory capital and surplus of $483.8 million. As of December 31, 2007, $55.5 million of our total investments of $637.2 million were not admissible for statutory solvency purposes.

The insurance industry has experienced substantial volatility as a result of current investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, including the U.S. Securities and Exchange Commission, or the SEC, concerning certain practices within the insurance industry. These practices include the sale and purchase of finite reinsurance or other non-traditional or loss mitigation insurance products and the accounting treatment for those products. Insurance and reinsurance companies that we have acquired, or may acquire in the future, may have been or may become involved in these investigations and have lawsuits filed against them. Our involvement in any investigations and related lawsuits would cause us to incur legal costs and, if we were found to have violated any laws, we could be required to pay fines and damages, perhaps in material amounts.

If we fail to comply with applicable insurance laws and regulations, we may be subject to disciplinary action, damages, penalties or restrictions that may have a material adverse effect on our business.

Our subsidiaries may not have maintained or be able to maintain all required licenses and approvals or that their businesses fully comply with the laws and regulations to which they are subject, or the relevant insurance regulatory authority’s interpretation of those laws and regulations. In addition, some regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If our subsidiaries do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities may preclude or suspend our subsidiaries from carrying on some or all of their activities, place one of more of them into rehabilitation or liquidation proceedings, or impose monetary penalties on them. These types of actions may have a material adverse effect on our business and may preclude us from making future acquisitions or obtaining future engagements to manage companies and portfolios in run-off.

Exit and finality opportunities provided by solvent schemes of arrangement may not continue to be available, which may result in the diversion of our resources to settle policyholder claims for a substantially longer run-off period and increase the associated costs of run-off of our insurance and reinsurance subsidiaries.

With respect to our U.K. and Bermudian insurance and reinsurance subsidiaries, we are able to pursue strategies to achieve complete finality and conclude the run-off of a company by promoting solvent schemes of arrangement. Solvent schemes of arrangement have been a popular means of achieving financial certainty and finality for insurance and reinsurance companies incorporated or managed in the U.K. and Bermuda, by making a one-time full and final settlement of an insurance and reinsurance company’s liabilities to policyholders. A solvent scheme of arrangement is an arrangement between a company and its creditors or any class of them. For a solvent scheme of arrangement to become binding on the creditors, a meeting of each class of creditors must be called, with the permission of the local court, to consider and, if thought fit, approve the solvent scheme arrangement. The requisite statutory majority of creditors of not less than 75% in value and 50% in number of those creditors actually attending the meeting, either in person or by proxy, must vote in favor of a solvent scheme of arrangement. Once the solvent scheme of arrangement has been approved by the statutory majority of voting creditors of the company it requires the sanction of the local court at a hearing at which creditors may appear. The court must be satisfied that the scheme is fair.

In July 2005, the case of British Aviation Insurance Company, or BAIC, was the first solvent scheme of arrangement to fail to be sanctioned by the English High Court, following opposition by certain creditors. The primary reason for the failure of the BAIC arrangement was the failure to adequately provide for different classes of creditors to vote separately on the arrangement. It was thought at the time that the BAIC judgment might signal the decline of solvent schemes of arrangement. However, since BAIC, more than 25 solvent schemes of arrangement have been sanctioned, such that the prevailing view is that the BAIC judgment was very fact-specific to the case in question, and solvent schemes generally should continue to be promoted and sanctioned as a viable means for achieving finality for our insurance and reinsurance subsidiaries. Following the BAIC judgment, insurance and reinsurance companies must now take more care in drafting a solvent scheme of arrangement to fit the circumstances of the company including the determination of the appropriate classes of creditors. Should a solvent scheme of arrangement promoted by any of our insurance or reinsurance subsidiaries fail to receive the requisite approval by creditors or sanction by the court, we will have to run off these liabilities until expiry, which may result in the diversion of our resources to settle policyholder claims for a substantially longer run-off period and increase the associated costs of run-off, resulting potentially in a material adverse effect on our financial condition and results of operations.

We are dependent on our executive officers, directors and other key personnel and the loss of any of these individuals could adversely affect our business.

Our success substantially depends on our ability to attract and retain qualified employees and upon the ability of our senior management and other key employees to implement our business strategy. We believe that there are only a limited number of available qualified personnel in the business in which we compete. We rely substantially upon the services of Dominic F. Silvester, our Chief Executive Officer, Paul J. O’Shea and Nicholas A. Packer, our Executive Vice Presidents and Joint Chief Operating Officers, Richard J. Harris, our Chief Financial Officer, John J. Oros, our Executive Chairman, and our subsidiaries’ executive officers and directors to identify and consummate the acquisition of insurance and reinsurance companies and portfolios in run-off on favorable terms and to implement our run-off strategy. Each of Messrs. Silvester, O’Shea, Packer, Oros and Harris has an employment agreement with us. In addition to serving as our Executive Chairman, Mr. Oros is a managing director of J.C. Flowers & Co. LLC, an investment firm specializing in privately negotiated equity and equity-related investments in the financial services industry. Mr. Oros splits his time commitment between us and J.C. Flowers & Co. LLC, with the expectation that Mr. Oros will spend approximately 50% of his working time with us; however, there is no minimum work commitment set forth in our employment agreement with Mr. Oros. J. Christopher Flowers, one of our directors and one of our largest shareholders, is a Managing Director of J.C. Flowers & Co. LLC. We believe that our relationships with Mr. Oros and Mr. Flowers and their affiliates provide us with access to additional acquisition and investment opportunities, as well as sources of co-investment for acquisition opportunities that we do not have the resources to consummate on our own. The loss of the services of any of our management or other key personnel, or the loss of the services of or our relationships with any of our directors, including in particular Mr. Oros and Mr. Flowers, or their affiliates, could have a material adverse effect on our business.

Further, if we were to lose any of our key employees in Bermuda, we would likely hire non-Bermudians to replace them. Under Bermuda law, non-Bermudians (other than spouses of Bermudians, holders of permanent resident’s certificates or holders of a working resident’s certificate) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government upon showing that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian, holder of a permanent resident’s certificate or holders of a working resident’s certificate) is available who meets the minimum standard requirements for the advertised position. The Bermuda government’s policy limits the duration of work permits to six years, with certain exemptions for key employees and job categories where there is a worldwide shortage of qualified employees.

Conflicts of interest might prevent us from pursuing desirable investment and business opportunities.

Our directors and executive officers may have ownership interests or other involvement with entities that could compete against us, either in the pursuit of acquisition targets or in general business operations. On occasion, we have also participated in transactions in which one or more of our directors or executive officers had an interest. In particular, we have invested, and expect to continue to invest, in or with entities that are affiliates of or otherwise related to Mr. Oros and/or Mr. Flowers. The interests of our directors and executive officers in such transactions or such entities may result in a conflict of interest for those directors and officers. The independent members of our board of directors review any material transactions involving a conflict of interest, and the board of directors will take other actions as may be deemed appropriate by them in particular circumstances, such as forming a special committee of independent directors or engaging third-party financial advisers to evaluate such transactions. We may not be able to pursue all advantageous transactions that we would otherwise pursue in the absence of a conflict should our board of directors be unable to determine that any such transaction is on terms as favorable as we could otherwise obtain in the absence of a conflict.

Our consulting business generates a significant amount of our total income, and the failure to develop new consulting relationships could materially adversely affect our results of operations and financial condition.

A significant amount of our existing consulting business is dependent on a relatively small number of our clients. While our senior management team has industry relationships that we believe will allow us to successfully identify and enter into agreements with new clients for our consulting business, we cannot assure you that we will be successful in entering into such agreements. A material reduction in consulting fees paid by one or more of our clients or the failure to identify new clients for our consulting services could have a material adverse effect on our business, financial condition and results of operations.

We may require additional capital in the future that may not be available or may only be available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to manage the run-off of our assumed policies and to establish reserves at levels sufficient to cover losses. We may need to raise additional funds through financings in the future. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders could result, and, in any case, such securities may have rights, preferences and privileges that are senior to those of our already outstanding securities. If we cannot obtain adequate capital, our business, results of operations and financial condition could be adversely affected.

We are a holding company, and we are dependent on the ability of our subsidiaries to distribute funds to us.

We are a holding company and conduct substantially all of our operations through subsidiaries. Our only significant assets are the capital stock of our subsidiaries. As a holding company, we are dependent on distributions of funds from our subsidiaries to pay dividends, fund acquisitions or fulfill financial obligations in the normal course of our business. Our subsidiaries may not generate sufficient cash from operations to enable us to make dividend payments, acquire additional companies or insurance or reinsurance portfolios or fulfill other financial obligations. The ability of our insurance and reinsurance subsidiaries to make distributions to us is limited by applicable insurance laws and regulations, and the ability of all of our subsidiaries to make distributions to us may be restricted by, among other things, other applicable laws and regulations.

Fluctuations in currency exchange rates may cause us to experience losses.

We maintain a portion of our investments, insurance liabilities and insurance assets denominated in currencies other than U.S. dollars. Consequently, we and our subsidiaries may experience foreign exchange losses.

We publish our consolidated financial statements in U.S. dollars. Therefore, fluctuations in exchange rates used to convert other currencies, particularly Australian dollars, Euros, British pounds and other European currencies, into U.S. dollars will impact our reported consolidated financial condition, results of operations and cash flows from year to year.

Risks Relating to this Offering and Ownership of Our Ordinary Shares

Our stock price may experience volatility, thereby causing a potential loss of value to our investors.

The market price for our ordinary shares may fluctuate substantially due to, among other things, the following factors:

•	announcements with respect to an acquisition or investment;

•	changes in the value of our assets;

•	our quarterly operating results;

•	sales, or the possibility or perception of future sales, by our existing shareholders;

•	changes in general conditions in the economy and the insurance industry;

•	the financial markets; and

•	adverse press or news announcements.

A few significant shareholders may influence or control the direction of our business. If the ownership of our ordinary shares continues to be highly concentrated, it may limit your ability and the ability of other shareholders to influence significant corporate decisions.

The interests of Messrs. Flowers, Silvester, Packer and O’Shea, Trident II, L.P. and its affiliates, or Trident, and Beck Mack & Oliver LLC, or Beck Mack, may not be fully aligned with your interests, and this may lead to a strategy that is not in your best interest. As of May 15, 2008, Messrs. Flowers, Silvester, Packer and O’Shea, Trident and Beck Mack beneficially owned approximately 10.3%, 18.8%, 6.0%, 6.1%, 11.2% and 7.6%, respectively, of our outstanding ordinary shares. Although they do not act as a group, Trident, Beck Mack and each of Messrs. Flowers, Silvester, Packer and O’Shea exercise significant influence over matters requiring shareholder approval, and their concentrated holdings may delay or deter possible changes in control of Enstar, which may reduce the market price of our ordinary shares. For further information on aspects of our bye-laws that may discourage changes of control of Enstar, see “— Some aspects of our corporate structure may discourage third-party takeovers and other transactions or prevent the removal of our board of directors and management” below.

Some aspects of our corporate structure may discourage third-party takeovers and other transactions or prevent the removal of our board of directors and management.

Some provisions of our bye-laws have the effect of making more difficult or discouraging unsolicited takeover bids from third parties or preventing the removal of our current board of directors and management. In particular, our bye-laws make it difficult for any U.S. shareholder or Direct Foreign Shareholder Group (a shareholder or group of commonly controlled shareholders of Enstar that are not U.S. persons) to own or control ordinary shares that constitute 9.5% or more of the voting power of all of our ordinary shares. The votes conferred by such shares will be reduced by whatever amount is necessary so that after any such reduction the votes conferred by such shares will constitute 9.5% of the total voting power of all ordinary shares entitled to vote generally. The primary purpose of this restriction is to reduce the likelihood that we will be deemed a “controlled foreign corporation” within the meaning of Internal Revenue Code of 1986, as amended, or the Code, for U.S. federal tax purposes. However, this limit may also have the effect of deterring purchases of large blocks of our ordinary shares or proposals to acquire us, even if some or a majority of our shareholders might deem these purchases or acquisition proposals to be in their best interests. In addition, our bye-laws provide for a classified board, whose members may be removed by our shareholders only for cause by a majority vote, and contain restrictions on the ability of shareholders to nominate persons to serve as directors, submit resolutions to a shareholder vote and request special general meetings.

These bye-law provisions make it more difficult to acquire control of us by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions may encourage persons seeking to acquire control of us to negotiate with our directors, which we believe would generally best serve the interests of our shareholders. However, these provisions may have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of us. In addition, these bye-law provisions may prevent the removal of our current board of directors and management. To the extent these provisions discourage takeover attempts, they may deprive shareholders of opportunities to realize takeover premiums for their shares or may depress the market price of the shares.

The market value of our ordinary shares may decline if large numbers of shares are sold, including pursuant to existing registration rights.

We have entered into a registration rights agreement with Trident, Mr. Flowers and Mr. Silvester and certain other of our shareholders. This agreement provides that Trident, Mr. Flowers and Mr. Silvester may request that we effect a registration statement under the Securities Act of certain of their ordinary shares. In addition, they and the other shareholders party to the agreement have “piggyback” registration rights, which may result in their participation in an offering initiated by us. As of the date of this prospectus, an aggregate of 4,794,873 ordinary shares held by Trident, Mr. Flowers and Mr. Silvester are subject to the agreement. By exercising their registration rights, these holders could cause a large number of ordinary shares to be registered and generally become freely tradable without restrictions under the Securities Act immediately upon the effectiveness of the registration. Our ordinary shares have in the past been, and may from time to time continue to be, thinly traded, and significant sales, pursuant to the existing registration rights or otherwise, could adversely affect the market price for our ordinary shares and impair our ability to raise capital through offerings of our equity securities.

Because we are incorporated in Bermuda, it may be difficult for shareholders to serve process or enforce judgments against us or our directors and officers.

We are a Bermuda company. In addition, certain of our officers and directors reside in countries outside the United States. All or a substantial portion of our assets and the assets of these officers and directors are or may be located outside the United States. Investors may have difficulty effecting service of process within the United States on our directors and officers who reside outside the United States or recovering against us or these directors and officers on judgments of U.S. courts based on civil liabilities provisions of the U.S. federal securities laws even though we have appointed an agent in the United States to receive service of process.

Further, no claim may be brought in Bermuda against us or our directors and officers for violation of U.S. federal securities laws, as such laws do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

We believe that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as our independent auditors, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or these persons predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts.

Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction’s public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based upon such judgments.

Shareholders who own our ordinary shares may have more difficulty in protecting their interests than shareholders of a U.S. corporation.

The Bermuda Companies Act, or the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. As a result of these differences, shareholders who own our shares may have more difficulty protecting their interests than shareholders who own shares of a U.S. corporation. For example, class actions and derivative actions are generally not available to shareholders under Bermuda law. Under Bermuda law, only shareholders holding 5% or more of our outstanding ordinary shares or numbering 100 or more are entitled to propose a resolution at an Enstar general meeting.

We do not intend to pay cash dividends on our ordinary shares.

We do not intend to pay a cash dividend on our ordinary shares. Rather, we intend to use any retained earnings to fund the development and growth of our business. From time to time, our board of directors will review our alternatives with respect to our earnings and seek to maximize value for our shareholders. In the future, we may decide to commence a dividend program for the benefit of our shareholders. Any future determination to pay dividends will be at the discretion of our board of directors and will be limited by our position as a holding company that lacks direct operations, the results of operations of our subsidiaries, our financial condition, cash requirements and prospects and other factors that our board of directors deems relevant. In addition, there are significant regulatory and other constraints that could prevent us from paying dividends in any event. As a result, capital appreciation, if any, on our ordinary shares may be your sole source of gain for the foreseeable future.

Our board of directors may decline to register a transfer of our ordinary shares under certain circumstances.

Our board of directors may decline to register a transfer of ordinary shares under certain circumstances, including if it has reason to believe that any non-de minimis adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any of our shareholders may occur as a result of such transfer. Further, our bye-laws provide us with the option to repurchase, or to assign to a third party the right to purchase, the minimum number of shares necessary to eliminate any such non-de minimis adverse tax, regulatory or legal consequence. In addition, our board of directors may decline to approve or register a transfer of shares unless all applicable consents, authorizations, permissions or approvals of any governmental body or agency in Bermuda, the United States or any other applicable jurisdiction required to be obtained prior to such transfer shall have been obtained. The proposed transferor of any shares will be deemed to own those shares for dividend, voting and reporting purposes until a transfer of such shares has been registered on our shareholders register.

It is our understanding that while the precise form of the restrictions on transfer contained in our bye-laws is untested, as a matter of general principle, restrictions on transfers are enforceable under Bermuda law and are not uncommon. These restrictions on transfer may also have the effect of delaying, deferring or preventing a change in control.

Risks Relating to Taxation

We might incur unexpected U.S., U.K. or Australia tax liabilities if companies in our group that are incorporated outside of those jurisdictions are determined to be carrying on a trade or business there.

We and a number of our subsidiaries are companies formed under the laws of Bermuda or other jurisdictions that do not impose income taxes; it is our contemplation that these companies will not incur substantial income tax liabilities from their operations. Because the operations of these companies generally involve, or relate to, the insurance or reinsurance of risks that arise in higher tax jurisdictions, such as the United States, United Kingdom and Australia, it is possible that the taxing authorities in those jurisdictions may assert that the activities of one or more of these companies creates a sufficient nexus in that jurisdiction to subject the company to income tax there. There are uncertainties in how the relevant rules apply to insurance businesses, and in our eligibility for favorable treatment under applicable tax treaties. Accordingly, it is possible that we could incur substantial unexpected tax liabilities.

U.S. persons who own our ordinary shares might become subject to adverse U.S. tax consequences as a result of “related person insurance income,” or RPII, if any, of our non-U.S. insurance company subsidiaries.

If the RPII rules of the Code were to apply to us, a U.S. person who owns our ordinary shares directly or indirectly through foreign entities on the last day of the taxable year would be required to include in income for U.S. federal income tax purposes the shareholder’s pro rata share of our non-U.S. subsidiaries’ RPII for the entire taxable year, determined as if that RPII were distributed proportionately to the U.S. shareholders at that date regardless whether any actual distribution is made. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization would generally be treated as unrelated business taxable income. Although we and our subsidiaries intend to generally operate in a manner so as to qualify for certain exceptions to the RPII rules, there can be no assurance that these exceptions will be available. Accordingly, there can be no assurance that U.S. Persons who own our ordinary shares will not be required to recognize gross income inclusions attributable to RPII.

In addition, the RPII rules provide that if a shareholder who is a U.S. person disposes of shares in a foreign insurance company that has RPII and in which U.S. persons collectively own 25% or more of the shares, any gain from the disposition will generally be treated as dividend income to the extent of the shareholder’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the shareholder owned the shares (whether or not those earnings and profits are attributable to RPII). Such a shareholder would also be required to comply with certain reporting requirements, regardless of the amount of shares owned by the shareholder. These rules should not apply to dispositions of our ordinary shares because we will not be directly engaged in the insurance business. The RPII rules, however, have not been interpreted by the courts or the IRS, and regulations interpreting the RPII rules exist only in proposed form. Accordingly, there is no assurance that our views as to the inapplicability of these rules to a disposition of our ordinary shares will be accepted by the IRS or a court.

U.S. persons who own our ordinary shares would be subject to adverse tax consequences if we or one or more of our non-U.S. subsidiaries were considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes.

We believe that we and our non-U.S. subsidiaries will not be PFICs for U.S. federal income purposes for the current year. Moreover, we do not expect to conduct our activities in a manner that will cause us or any of our non-U.S. subsidiaries to become a PFIC in the future. However, there can be no assurance that the IRS will not challenge this position or that a court will not sustain such challenge. Accordingly, it is possible that we or one or more of our non-U.S. subsidiaries might be deemed a PFIC by the IRS or a court for the current year or any future year. If we or one or more of our non-U.S. subsidiaries were a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation, including subjecting the investor to a substantial acceleration and/or increase in tax liability. There are currently no regulations regarding the application of the PFIC provisions of the Code to an insurance company, so the application of those provisions to insurance companies remains unclear in certain respects.

We may become subject to taxes in Bermuda after March 28, 2016.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, of Bermuda, has given us and each of our Bermuda subsidiaries an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or our Bermuda subsidiaries or any of our or their respective operations, shares, debentures or other obligations until March 28, 2016. Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. In the event that we become subject to any Bermuda tax after such date, it could have a material adverse effect on our financial condition and results of operations.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $101.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds from this offering, including any additional proceeds we receive from the underwriters’ exercise of their over-allotment option, to fund future acquisitions of insurance and reinsurance companies in run-off and for general corporate purposes. Until we apply the proceeds from the sale of the securities, we may temporarily invest any proceeds that are not immediately applied to the above purposes in U.S. government or agency obligations, commercial paper, money market accounts, short-term marketable securities, bank deposits or certificates of deposit, repurchase agreements collateralized by U.S. government or agency obligations or other short-term investments.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2008:

•	on an actual basis; and

•	on an as adjusted basis to reflect the application of the net proceeds of approximately $101.6 million from the sale by us of 1,200,000 ordinary shares in this offering at an offering price of $87.50 per share.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2008
	Actual	As Adjusted
	(In thousands, except per share data)

Cash and cash equivalents	$1,480,695	$1,582,295
Restricted cash and cash equivalents	317,691	317,691

Total cash, cash equivalents and restricted cash	1,798,386	1,899,986

Loans payable	$329,963	$329,963

Shareholders’ equity
Share capital
Authorized issued and fully paid, par value $1.00 each
Ordinary shares issued and outstanding	11,948	13,148
Non-voting convertible ordinary shares issued and outstanding	2,973	2,973
Treasury stock at cost	(421,559)	(421,559)
Additional paid-in capital	593,712	694,112
Accumulated other comprehensive income	5,785	5,785
Retained earnings	271,983	271,983

Total shareholders’ equity	464,842	566,442

Total capitalization	$794,805	$896,405

The number of ordinary shares issued and outstanding on an as adjusted basis above excludes ordinary shares that (i) may be issued pursuant to outstanding stock options and restricted share units and (ii) have been reserved for future issuance pursuant to our 2006 Equity Incentive Plan, Enstar Group Limited Employee Share Purchase Plan and Enstar Group Limited Deferred Compensation and Ordinary Share Plan for Non-employee Directors.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table provides selected historical consolidated financial and operating data as of the dates and for the periods indicated. We derived the selected historical consolidated financial and operating data as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 from our audited consolidated financial statements included in this prospectus. We derived the selected historical consolidated financial data as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 from our audited consolidated financial statements not included in this prospectus. We derived the selected historical consolidated financial and operating data as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 from our unaudited condensed consolidated financial statements included in this prospectus, which include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations as of the date and for the periods presented. The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and notes thereto included elsewhere in this prospectus.

Since our inception, we have made several acquisitions which impact the comparability between periods of the information reflected below. See “Business — Recent Acquisitions” on page 68 for information about our acquisitions.

	Three Months Ended March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(In thousands of U.S. dollars, except per share data)

Summary Consolidated Statements of Earnings Data:
Consulting fees	$6,055	$4,661	$31,918	$33,908	$22,006	$23,703	$24,746
Net investment (losses) income and net realized gains/losses	(494)	20,509	64,336	48,001	29,504	10,502	7,072
Net (increase)/reduction in loss and loss adjustment expenses liabilities	(685)	(2,510)	24,482	31,927	96,007	13,706	24,044
Total other expenses	(25,009)	(22,721)	(67,904)	(49,838)	(57,299)	(35,160)	(21,782)
Minority interest	(3,376)	(2,248)	(6,730)	(13,208)	(9,700)	(3,097)	(5,111)
Share of income of partly owned companies	—	—	—	518	192	6,881	1,623

Net (loss)/earnings from continuing operations	(23,509)	(2,309)	46,102	51,308	80,710	16,535	30,592
Extraordinary gain — Negative goodwill (2008 and 2006: net of minority interest)	35,196	15,683	15,683	31,038	—	21,759	—

Net earnings	$11,687	$13,374	$61,785	$82,346	$80,710	$38,294	$30,592

Per Share Data(1)(2):
(Loss)/earnings per share before extraordinary gain — basic	$(1.97)	$(0.21)	$3.93	$5.21	$8.29	$1.72	$3.19
Extraordinary gain per share — basic	2.95	1.41	1.34	3.15	—	2.26	—

Earnings per share — basic	$0.98	$1.20	$5.27	$8.36	$8.29	$3.98	$3.19

(Loss)/earnings per share before extraordinary gain — diluted	$(1.97)	$(0.21)	$3.84	$5.15	$8.14	$1.71	$3.19
Extraordinary gain per share — diluted	2.95	1.41	1.31	3.11	—	2.24	—

Earnings per share — diluted	$0.98	$1.20	$5.15	$8.26	$8.14	$3.95	$3.19

Weighted average shares outstanding — basic	11,927,542	11,160,448	11,731,908	9,857,914	9,739,560	9,618,905	9,582,396
Weighted average shares outstanding — diluted(3)	11,927,542	11,160,448	12,009,683	9,966,960	9,918,823	9,694,528	9,582,396
Cash dividends paid per share	—	—	—	$2.92	—	$0.81	$5.62

	As of
	March 31,	As of December 31,
	2008	2007	2006	2005	2004	2003
	(In thousands of U.S. dollars, except per share data)

Summary Balance Sheet Data:
Total investments	$1,217,695	$637,196	$747,529	$539,568	$591,635	$268,417
Cash and cash equivalents	1,798,386	1,163,333	513,563	345,329	350,456	127,228
Reinsurance balances receivable	758,659	465,277	408,142	250,229	341,627	175,091
Total assets	3,994,956	2,417,143	1,774,252	1,199,963	1,347,853	632,347
Loss and loss adjustment expense liabilities	2,700,687	1,591,449	1,214,419	806,559	1,047,313	381,531
Loans payable	329,963	60,227	62,148	—	—	—
Total shareholders’ equity	464,842	450,599	318,610	260,906	177,338	147,616
Book Value per Share(4):
Basic	$38.97	$38.41	$32.32	$26.79	$18.44	$15.40
Diluted	$38.97	$37.52	$31.97	$26.30	$18.29	$15.40

(1)	Earnings per share is a measure based on net earnings divided by weighted average ordinary shares outstanding. Basic earnings per share is defined as net earnings available to ordinary shareholders divided by the weighted average number of ordinary shares outstanding for the period, giving no effect to dilutive securities. Diluted earnings per share is defined as net earnings available to ordinary shareholders divided by the weighted average number of shares and share equivalents outstanding calculated using the treasury stock method for all potentially dilutive securities. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted earnings per share.

(2)	The weighted average ordinary shares outstanding shown for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 reflect the conversion of Class A, B, C and D shares to ordinary shares on January 31, 2007, as part of the recapitalization completed in connection with the merger of our wholly-owned subsidiary with and into The Enstar Group, Inc., as if the conversion occurred on January 1, 2007, 2006, 2005, 2004 and 2003. For the year ended December 31, 2007, the ordinary shares issued to acquire The Enstar Group, Inc. are reflected in the calculation of the weighted average ordinary shares outstanding from January 31, 2007, the date of issue. As a result both the book value per share and the earnings per share calculations, previously reported, have been amended to reflect this change.

(3)	The calculation of diluted earnings per share for the three months ended March 31, 2008 and March 31, 2007 and the calculation of diluted book value per share as of March 31, 2008 do not include share equivalents relating to unvested shares, restricted shares and options because to do so would have been anti-dilutive.

(4)	Basic book value per share is defined as total shareholders’ equity available to ordinary shareholders divided by the number of ordinary shares outstanding as of the end of the period, giving no effect to dilutive securities. Diluted book value per share is defined as total shareholders’ equity available to ordinary shareholders divided by the number of ordinary shares and ordinary share equivalents outstanding at the end of the period, calculated using the treasury stock method for all potentially dilutive securities. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted book value per share.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
FINANCIAL INFORMATION

The following unaudited pro forma condensed combined consolidated financial information is based on our historical financial statements and the historical financial statements of Gordian Runoff Limited, TGI Australia Limited, AG Australia Holdings Ltd., Gordian Runoff (UK) Limited, Shelly Bay Holdings Limited (formerly AMP General Insurance Holdings Limited), Enstar Australia Limited (formerly Cobalt Solutions Australia Limited), Harrington Sound Limited (formerly AMP General Insurance Limited), and Church Bay Limited (formerly AMPG (1992) Limited), or the acquired companies collectively referred to herein as Gordian, and have been prepared to illustrate the effects of the acquisition of all of the outstanding share capital of Gordian by Enstar Australia Holdings Pty Limited, or Enstar Australia, our wholly-owned subsidiary, which was completed on March 5, 2008. The following data is presented as if the acquisition was completed as of January 1, 2007. The unaudited pro forma condensed combined consolidated financial information (i) is based on the acquisition price we paid of approximately $405.4 million to the former shareholders of Gordian and (ii) reflects the purchase of Gordian under the purchase method of accounting and represents a current estimate of the financial information based on available information from us and Gordian.

The pro forma information includes adjustments to record the assets and liabilities of Gordian at their estimated fair market values and is subject to adjustment as additional information becomes available and as additional analyses are performed. To the extent there are significant changes to Gordian’s business, the assumptions and estimates herein could change significantly. The pro forma financial information is presented for illustrative purposes only under one set of assumptions and does not reflect the financial results of the combined companies had consideration been given to other assumptions or to the impact of possible operating efficiencies, asset dispositions, and other factors. Further, the pro forma financial information does not necessarily reflect the historical results of the combined company that actually would have occurred had the transaction been in effect during the period indicated or that may be obtained in the future. The following unaudited pro forma condensed combined consolidated financial information does not include a balance sheet dated March 31, 2008 because our condensed combined consolidated balance sheet dated March 31, 2008 (included in our historical financial statements in this prospectus on page F-42) reflected the Gordian acquisition, which occurred March 5, 2008.

The unaudited pro forma condensed combined consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements, including the related notes, included elsewhere in this prospectus, as well as the historical financial statements of Gordian included in our Current Report on Form 8-K/A, filed with the SEC on May 21, 2008 and incorporated herein by reference, with the exception of historical information for AG Australia Holdings Ltd., Gordian Runoff (UK) Limited and Shelly Bay Holdings Limited (formerly AMP General Insurance Holdings Limited) as these entities were materially insignificant to the transaction as a whole.

ENSTAR GROUP LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF EARNINGS
For the Three-Month Period Ended March 31, 2008

	Enstar Group		Adjustment
	Limited(a)	Gordian	Entries		Combined
	(Expressed in thousands of U.S. dollars, except per share data)

INCOME
Consulting fees	$6,018	$227	$—		$6,245
Net investment (loss) income and net realized gains (losses)	(7,766)	13,854	(5,194	)(b)	894

	(1,748)	14,081	(5,194)		7,139

EXPENSES
Net increase (reduction) in loss and loss adjustment expense liabilities	1,631	(23,815)	4,339	(c)	(17,845)
Salaries and benefits	11,095	596	—		11,691
General and administrative expenses	12,817	3,465	—		16,282
Interest expense	3,315	—	3,965	(c)	7,280
Foreign exchange gain	(4,234)	(100)	—		(4,334)

	24,624	(19,854)	8,304		13,074

(LOSS) EARNINGS BEFORE INCOME TAXES AND MINORITY INTEREST	(26,372)	33,935	(13,498)		(6,135)
INCOME TAXES	1,738	(3,994)	1,558	(c)	(698)
MINORITY INTEREST	(3,376)	—	—		(3,376)

(LOSS) EARNINGS FROM CONTINUING OPERATIONS(d)	$(28,010)	$29,941	$(11,940)		$(10,009)

Loss per share — basic and diluted	$(2.35)				$(0.84)
Weighted average shares outstanding — basic and diluted	11,927,542				11,927,542

Notes to the Pro Forma Condensed Combined Consolidated Statement of Earnings

Note a
The Enstar Group Limited statement of earnings excludes the results of Gordian for the period from date of acquisition, March 5, 2008 to March 31, 2008.

Note b
Adjustment to exclude net unrealized gains reported by Gordian to conform to Enstar Group Limited’s accounting policy for investments	$(5,194)

Note c
Adjustment to interest expense to reflect the financing costs of the acquisition for the period	(3,965)
Adjustment to recognize the amortization of increased run-off provisions	(215)
Adjustment to recognize amortization of fair value adjustments recorded at date of acquisition	(4,124)
To adjust income taxes for pro forma adjustments at the statutory rate of 30%	1,558

Total expenses	$(6,746)

Note d
Earnings from continuing operations exclude extraordinary gains.

ENSTAR GROUP LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF EARNINGS
For the Year Ended December 31, 2007

	Enstar Group		Adjustment
	Limited	Gordian	Entries		Combined
	(Expressed in thousands of U.S. dollars, except per share data)

INCOME
Consulting fees	$31,918	$7,499	$—		$39,417
Net investment income and net realized gains	64,336	59,600	(4,395	)(c)	119,541

	96,254	67,099	(4,395)		158,958

EXPENSES
Net reduction in loss and loss adjustment expense liabilities	(24,482)	(102,974)	19,833	(a)	(107,623)
Salaries and benefits	46,977	12,708	—		59,685
General and administrative expenses	31,413	10,717	—		42,130
Interest expense	4,876	—	28,461	(b)	33,337
Foreign exchange gain	(7,921)	(4,910)	—		(12,831)

	50,863	(84,459)	48,294		14,698

EARNINGS (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	45,391	151,558	(52,689)		144,260
INCOME TAXES	7,441	(40,472)	1,319	(c)	(31,712)
MINORITY INTEREST	(6,730)	—	—		(6,730)

EARNINGS (LOSS) FROM CONTINUING OPERATIONS(d)	$46,102	$111,086	$(51,370)		$105,818

Earnings per share — basic	$3.93				$9.02
Earnings per share — diluted	$3.84				$8.81
Weighted average shares outstanding — basic	11,731,908				11,731,908
Weighted average shares outstanding — diluted	12,009,683				12,009,683

Notes to the Pro Forma Condensed Combined Consolidated Statement of Earnings

Note a
Amortization of fair value adjustments.

Note b
Represents the loan interest expense based on the assumption that the loan used to fund the acquisition was made on January 1, 2007.

Note c
Represents the after tax impact of Gordian’s adoption of our accounting policy for investments.

Note d
Earnings from continuing operations exclude extraordinary gains.

ENSTAR GROUP LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
As of December 31, 2007

	Enstar Group		Adjustment
	Limited	Gordian	Entries		Combined
	(Expressed in thousands of U.S. dollars)

ASSETS
Total investments	$637,196	$393,841	—		$1,031,037
Cash and cash equivalents	995,237	633,400	(89,390	)(a)	1,396,999
			(142,248	)(b)
Restricted cash and cash equivalents	168,096	—	—		168,096
Reinsurance balances receivable	465,277	145,186	(37,630	)(c)	572,833
Other assets	151,337	355,911	(18,867	)(c)	158,837
			(329,544	)(b)

Total Assets	$2,417,143	$1,528,338	$(617,679)		$3,327,802

LIABILITIES
Loss and loss adjustment expenses	$1,591,449	$578,052	$(29,917	)(c)	$2,139,584
Reinsurance balances payable	189,870	8,214	(1,502	)(c)	196,582
Loans payable	60,227	—	276,500	(a)	336,727
Other liabilities	61,561	17,959	7,499	(c)	87,019

	1,903,107	604,225	252,580		2,759,912

Minority Interest	63,437	—	39,522	(a)	102,959

SHAREHOLDERS’ EQUITY
Share capital	14,893	396,872	(396,872	)(a)	14,893
Treasury stock	(421,559)	—	—		(421,559)
Additional paid-in capital	590,934	—	—		590,934
Accumulated other comprehensive income	6,035	—	4,598	(d)	10,633
Retained earnings	260,296	527,241	(58,820	)(a)	270,030
			(32,576	)(c)
			(471,792	)(b)
			(4,598	)(d)
			50,280	(a)

	450,599	924,113	(909,781)		464,931

Total Liabilities & Shareholders’ Equity	$2,417,143	$1,528,338	$(617,679)		$3,327,802

Notes to the Pro Forma Condensed Combined Consolidated Balance Sheet

Note a
To record the acquisition of Gordian by Enstar Group Limited using the purchase method of accounting. A summary of the adjustments is as follows:

Purchase price		$401,086
Direct costs of acquisitions		4,326

Total purchase price (cash of $128,912 and notes payable of $276,500)		405,412
Net assets acquired at fair value:
Cash and investments	872,755
Reinsurance balances receivable	99,645
Other assets	31,253
Losses and loss adjustment expenses	(509,638)
Insurance and reinsurance balances payable	(22,660)
Other liabilities	(15,663)

Net assets acquired at fair value		455,692

Excess of net assets over purchase price (negative goodwill)		$(50,280)

Cash of $39,522 to fund the acquisition was provided by a third party who retained a minority interest in the transaction.

Note b
To reflect the return of capital of $471,292 paid by Gordian to its former parent prior to completion of the acquisition.

Note c
To record the fair value adjustments recorded as at date of acquisition.

Note d
To record the adjustment required to conform to Enstar Group Limited’s accounting policy for investments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

We were formed in August 2001 under the laws of Bermuda to acquire and manage insurance and reinsurance companies in run-off, and to provide management, consulting and other services to the insurance and reinsurance industry. On January 31, 2007, we completed the merger, or the Merger, of CWMS Subsidiary Corp, a Georgia corporation and our wholly-owned subsidiary, with and into The Enstar Group, Inc., a Georgia corporation. As a result of the Merger, The Enstar Group, Inc., renamed Enstar USA, Inc., is now our wholly-owned subsidiary. The Enstar Group, Inc. owned an approximate 32% economic and a 50% voting interest in us prior to the Merger.

Since our formation, we, through our subsidiaries, have completed several acquisitions of insurance and reinsurance companies and are now administering those businesses in run-off. In 2006, we completed 3 acquisitions of companies having combined total net assets of $222.9 million. In 2007, we completed 5 acquisitions of companies having combined total net assets of $625.3 million. Thus far in 2008, we have completed 2 acquisitions of companies having combined total net assets of $521.6 million. In addition, on June 13, 2008 we purchased 44.4% of the outstanding capital stock of Stonewall Acquisition Corporation, the parent of two Rhode Island-domiciled insurers, Stonewall and Seaton. We derive our net earnings from the ownership and management of these companies primarily by settling insurance and reinsurance claims below the recorded loss reserves and from returns on the portfolio of investments retained to pay future claims. In addition, we provide management and consultancy services, claims inspection services and reinsurance collection services to our affiliates and third-party clients for both fixed and success-based fees.

In the primary (or direct) insurance business, the insurer assumes risk of loss from persons or organizations that are directly subject to the given risks. Such risks may relate to property, casualty, life, accident, health, financial or other perils that may arise from an insurable event. In the reinsurance business, the reinsurer agrees to indemnify an insurance or reinsurance company, referred to as the ceding company, against all or a portion of the insurance risks arising under the policies the ceding company has written or reinsured. When an insurer or reinsurer stops writing new insurance business, either entirely or with respect to a particular line of business, the insurer, reinsurer, or the line of discontinued business is in run-off.

In recent years, the insurance industry has experienced significant consolidation. As a result of this consolidation and other factors, the remaining participants in the industry often have portfolios of business that are either inconsistent with their core competency or provide excessive exposure to a particular risk or segment of the market (i.e., property/casualty, asbestos, environmental, director and officer liability, etc.). These non-core and/or discontinued portfolios are often associated with potentially large exposures and lengthy time periods before resolution of the last remaining insured claims resulting in significant uncertainty to the insurer or reinsurer covering those risks. These factors can distract management, drive up the cost of capital and surplus for the insurer or reinsurer, and negatively impact the insurer’s or reinsurer’s credit rating, which makes the disposal of the unwanted company or portfolio an attractive option. Alternatively, the insurer may wish to maintain the business on its balance sheet, yet not divert significant management attention to the run-off of the portfolio. The insurer or reinsurer, in either case, is likely to engage a third party, such as us, that specializes in run-off management to purchase the company or portfolio of the company, or to manage the company or portfolio in run-off.

In the sale of a run-off company, a purchaser, such as us, typically pays a discount to the book value of the company based on the risks assumed and the relative value to the seller of no longer having to manage the company in run-off. Such a transaction can be beneficial to the seller because it receives an up-front payment for the company, eliminates the need for its management to devote any attention to the disposed company and removes the risk that the established reserves related to the run-off business may prove to be inadequate. The seller is also able to redeploy its management and financial resources to its core businesses.

Alternatively, if the insurer or reinsurer hires a third party, such as us, to manage its run-off business, the insurer or reinsurer will, unlike in a sale of the business, receive little or no cash up front. Instead, the management arrangement may provide that the insurer or reinsurer will retain the profits, if any, derived from the run-off with certain incentive payments allocated to the run-off manager. By hiring a run-off manager, the insurer or reinsurer can outsource the management of the run-off business to experienced and capable individuals, while allowing its own management team to focus on the insurer’s or reinsurer’s core businesses. Our desired approach to managing run-off business is to align our interests with the interests of the owners through both fixed management fees and certain incentive payments. Under certain management arrangements to which we are a party, however, we receive only a fixed management fee and do not receive any incentive payments.

Following the purchase of a run-off company or the engagement to manage a run-off company or portfolio of business, it is incumbent on the new owner or manager to conduct the run-off in a disciplined and professional manner in order to efficiently discharge liabilities associated with the business while preserving and maximizing its assets. Our approach to managing our acquired companies in run-off as well as run-off companies or portfolios of businesses on behalf of third-party clients includes negotiating with third-party insureds and reinsureds to commute their insurance or reinsurance agreement (sometimes called policy buy-backs) for an agreed upon up-front payment by us, or the third-party client, and to more efficiently manage payment of insurance and reinsurance claims. We attempt to commute policies with direct insureds or reinsureds in order to eliminate uncertainty over the amount of future claims. We also attempt, where appropriate, to negotiate favorable commutations with reinsurers by securing the receipt of a lump-sum settlement from the reinsurer in complete satisfaction of the reinsurer’s liability in respect of any future claims. We, or our third-party client, are then fully responsible for any claims in the future. We typically invest proceeds from reinsurance commutations with the expectation that such investments will produce income, which, together with the principal, will be sufficient to satisfy future obligations with respect to the acquired company or portfolio.

With respect to our U.K. and Bermuda insurance and reinsurance subsidiaries, we are able to pursue strategies to achieve complete finality and conclude the run-off of a company by promoting solvent schemes of arrangement. Solvent schemes of arrangement, or a Solvent Scheme, have been a popular means of achieving financial certainty and finality, for insurance and reinsurance companies incorporated or managed in the U.K. and Bermuda by making a one-time full and final settlement of an insurance and reinsurance company’s liabilities to policyholders. Such a Solvent Scheme is an arrangement between a company and its creditors or any class of them. For a Solvent Scheme to become binding on the creditors, a meeting of each class of creditors must be called, with the permission of the local court, to consider and, if thought fit, approve the Solvent Scheme. The requisite statutory majority of creditors of not less than 75% in value and 50% in number of those creditors actually attending the meeting, either in person or by proxy, must vote in favor of a Solvent Scheme. Once a Solvent Scheme has been approved by the statutory majority of voting creditors of the company it requires the sanction of the local court. While a Solvent Scheme provides an alternative exit strategy for run-off companies it is not our strategy to make such acquisitions with this strategy solely in mind. Our preferred approach is to generate earnings from the disciplined and professional management of acquired run-off companies and then consider exit strategies, including a Solvent Scheme, when the majority of the run-off is complete. To understand risks associated with this strategy, see “Risk Factors — Risks Relating to Our Business — Exit and finality opportunities provided by solvent schemes of arrangement may not continue to be available, which may result in the diversion of our resources to settle policyholder claims for a substantially longer run-off period and increase the associated costs of run-off of our insurance and reinsurance subsidiaries.”

We manage our business through two operating segments: reinsurance and consulting.

Our reinsurance segment comprises the operations and financial results of its insurance and reinsurance subsidiaries. The financial results of this segment primarily consist of investment income less net reductions in loss and loss adjustment expense liabilities, direct expenses (including certain premises costs and professional fees) and management fees paid to our consulting segment.

Our consulting segment comprises the operations and financial results of those subsidiaries that provide management and consulting services, forensic claims inspections services and reinsurance collection services to third-party clients. This segment also provides management services to the reinsurance segment in return for management fees. The financial results of this segment primarily consist of fee income less overhead expenses comprised of staff costs, information technology costs, certain premises costs, travel costs and certain professional fees.

For a further discussion of our segments, see Note 19 to the Consolidated Financial Statements for the year ended December 31, 2007 included elsewhere in this prospectus.

As of March 31, 2008 we had $3,995.0 million of total assets and $464.8 million of shareholders’ equity. We operate our business internationally through our insurance and reinsurance subsidiaries and our consulting subsidiaries in Bermuda, the United Kingdom, the United States, Europe and Australia.

Financial Statement Overview

Consulting Fee Income

We generate consulting fees based on a combination of fixed and success-based fee arrangements. Consulting income will vary from period to period depending on the timing of completion of success-based fee arrangements. Success-based fees are recorded when targets related to overall project completion or profitability goals are achieved. Our consulting segment, in addition to providing services to third parties, also provides management services to the reinsurance segment based on agreed terms set out in management agreements between the parties. The fees charged by the consulting segment to the reinsurance segment are eliminated against the cost incurred by the reinsurance segment on consolidation.

Net Investment Income and Net Realized Gains/(Losses)

Our net investment income is principally derived from interest earned primarily on cash and investments offset by investment management fees paid. Our investment portfolio currently consists of the following: (1) bond portfolios that are classified as both trading and held-to-maturity and carried at fair value and amortized cost, respectively; (2) cash and cash equivalents; (3) other investments that are accounted for on the equity basis; and (4) fixed and short-term investments that are classified as trading and are carried at fair value.

Our current investment strategy seeks to preserve principal and maintain liquidity while trying to maximize investment return through a high-quality, diversified portfolio. The volatility of claims and the effect they have on the amount of cash and investment balances, as well as the level of interest rates and other market factors, affect the return we are able to generate on our investment portfolio. It is our current investment policy to hold our bond portfolio to maturity, and not to trade or have such portfolio available-for-sale. When we make a new acquisition we will often restructure the acquired investment portfolio, which may generate one-time realized gains or losses.

The majority of cash and investment balances are held within our reinsurance segment.

Net Reduction in Loss and Loss Adjustment Expense Liabilities

Our insurance-related earnings are primarily comprised of reductions, or potentially increases, of net loss and loss adjustment expense liabilities. These liabilities are comprised of:

•	outstanding loss or case reserves, or OLR, which represent management’s best estimate of the likely settlement amount for known claims, less the portion that can be recovered from reinsurers;

•	reserves for losses incurred but not reported, or IBNR reserves, which are reserves established by us for claims that are not yet reported but can reasonably be expected to have occurred based on industry information, management’s experience and actuarial evaluation, less the portion that can be recovered from reinsurers; and

•	reserves for future loss adjustment expense liabilities which represent management’s best estimate of the future costs of managing the run-off of claims liabilities.

Net loss and loss adjustment expense liabilities are reviewed by our management each quarter and by independent actuaries annually as of year end. Reserves reflect management’s best estimate of the remaining unpaid portion of these liabilities. Prior period estimates of net loss and loss adjustment expense liabilities may change as our management considers the combined impact of commutations, policy buy-backs, settlement of losses on carried reserves and the trend of incurred loss development compared to prior forecasts.

Commutations provide an opportunity for us to exit exposures to entire policies with insureds and reinsureds at a discount to the previously estimated ultimate liability. Our internal and external actuaries eliminate all prior historical loss development that relates to commuted exposures and apply their actuarial methodologies to the remaining aggregate exposures and revised historical loss development information to reassess estimates of ultimate liabilities.

Policy buy-backs provide an opportunity for us to settle individual policies and losses usually at a discount to carried advised loss reserves. As part of our routine claims settlement operations, claims will settle at either below or above the carried advised loss reserve. The impact of policy buy-backs and the routine settlement of claims updates historical loss development information to which actuarial methodologies are applied, often resulting in revised estimates of ultimate liabilities. Our actuarial methodologies include industry benchmarking which, under certain methodologies (discussed further under “— Critical Accounting Policies” below), compares the trend of our loss development to that of the industry. To the extent that the trend of our loss development compared to the industry changes in any period, it is likely to have an impact on the estimate of ultimate liabilities. Additionally, consolidated net reductions, or potentially increases, in loss and loss adjustment expense liabilities include reductions, or potentially increases, in the provisions for future losses and loss adjustment expenses related to the current period’s run-off activity. Net reductions in net loss and loss adjustment expense liabilities are reported as negative expenses by us in our reinsurance segment. The unallocated loss adjustment expenses paid by the reinsurance segment comprise management fees paid to the consulting segment and are eliminated on consolidation. The consulting segment costs in providing run-off services are classified as salaries and general and administrative expenses. For more information on how the reserves are calculated, see “— Critical Accounting Policies — Loss and Loss Adjustment Expenses” below.

As our reinsurance subsidiaries are in run-off, our premium income is insignificant, consisting primarily of adjustment premiums triggered by loss payments.

Salaries and Benefits

We are a service-based company and, as such, employee salaries and benefits are our largest expense. We have experienced significant increases in our salaries and benefits expenses as we have grown our operations, and we expect that trend to continue if we are able to successfully expand our operations.

On September 15, 2006, our board of directors and shareholders adopted the Enstar Group Limited 2006 Equity Incentive Plan, or the Equity Incentive Plan, and the Enstar Group Limited 2006-2010 Annual Incentive Compensation Plan, or the Annual Incentive Plan, which are administered by the Compensation Committee of our board of directors.

The Annual Incentive Plan provides for the annual grant of bonus compensation, or, each, a bonus award, to certain of our officers and employees of us and our subsidiaries, including our senior executive officers. Bonus awards for each calendar year from 2006 through 2007 were determined, and for each calendar year from 2008 through 2010 will be determined, based on our consolidated net after-tax profits. The Compensation Committee determines the amount of bonus awards in any calendar year, based on a percentage of our consolidated net after-tax profits. The percentage is 15% unless the Compensation Committee exercises its discretion to change the percentage no later than 30 days after our year-end. For the years ended December 31, 2007 and 2006 the percentage was left unchanged by the Compensation Committee. The Compensation Committee determines, in its sole discretion, the amount of bonus awards payable to each participant.

Bonus awards are payable in cash, ordinary shares or a combination of both. Ordinary shares issued in connection with a bonus award will be issued pursuant to the terms and subject to the conditions of the Equity Incentive Plan.

For information on the awards made under both the Annual and Equity Incentive plans for the years ended December 31, 2007 and December 31, 2006, and the three months ended March 31, 2008 and March 31, 2007, see Note 12 to our Consolidated Financial Statements for the year ended December 31, 2007, included elsewhere in this prospectus, and our Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2007, included elsewhere in this prospectus.

With the exception of the expense relating to the Annual Incentive Plan, which is allocated to both the reinsurance and consulting segments, the costs of all of our employees are accounted for as part of the consulting segment.

General and Administrative Expenses

General and administrative expenses include rent and rent-related costs, professional fees (legal, investment, audit and actuarial) and travel expenses. We have operations in multiple jurisdictions and our employees travel frequently in connection with the search for acquisition opportunities and in the general management of the business. While certain general and administrative expenses, such as rent and related costs and professional fees, are incurred directly by the reinsurance segment, the remaining general and administrative expenses are incurred by the consulting segment. To the extent that such costs incurred by the consulting segment relate to the management of the reinsurance segment, they are recovered by the consulting segment through the management fees charged to the reinsurance segment.

Foreign Exchange Gain/(Loss)

Our reporting and functional currency is U.S. dollars. Through our subsidiaries, however, we hold a variety of foreign (non-U.S.) currency assets and liabilities, the principal exposures being Australian dollars, Euros and British pounds. At each balance sheet date, recorded balances that are denominated in a currency other than U.S. dollars are adjusted to reflect the current exchange rate. Revenue and expense items are translated into U.S. dollars at average rates of exchange for the period. The resulting exchange gains or losses are included in our net income. We seek to manage our exposure to foreign currency exchange by broadly matching our foreign currency assets against our foreign currency liabilities.

Income Tax/(Recovery)

Under current Bermuda law, we and our Bermuda-based subsidiaries are not required to pay taxes in Bermuda on either income or capital gains. These companies have received an undertaking from the Bermuda government that, in the event of income or capital gains taxes being imposed, they will be exempted from such taxes until the year 2016. Our non-Bermuda subsidiaries record income taxes based on their graduated statutory rates, net of tax benefits arising from tax loss carryforwards. On January 1, 2007 we adopted the provisions of the U.S. Financial Accounting Standards Board, or the FASB, Interpretation No. 48. “Accounting for Uncertainty in Income Taxes,” or FIN 48. As a result of the implementation of FIN 48, we recognized a $4.9 million increase to the January 1, 2007 balance of retained earnings.

Minority Interest

The acquisitions of Hillcot Re Limited (formerly Toa-Re Insurance Company (UK) Limited) in March 2003 and of Brampton Insurance Company Limited (formerly Aioi Insurance Company of Europe Limited) in March 2006 were effected through Hillcot Holdings Limited, or Hillcot, a Bermuda-based company in which we have a 50.1% economic interest. The results of operations of Hillcot are included in our consolidated statements of operations with the remaining 49.9% economic interest in the results of Hillcot reflected as a minority interest.

On February 29, 2008, we completed the acquisition of Guildhall Insurance Company Limited, or Guildhall, a U.K.-based insurance and reinsurance company in run-off and on March 5, 2008, we completed the acquisition of AMP Limited’s Australian-based closed reinsurance and insurance operations, or Gordian. We have a 70% economic interest in Guildhall and Gordian. The results of operations of Guildhall and Gordian are included in our consolidated statements of operations with the remaining 30% economic interest in the results of Guildhall and Gordian reflected as a minority interest.

We own 50.1% of Shelbourne Group Limited, or Shelbourne, which in turn owns 100% of Shelbourne Syndicate Services Limited, the Managing Agency for Lloyd’s Syndicate 2008, a syndicate approved by Lloyd’s of London on December 16, 2007. We have committed to provide approximately 65% of the capital required by Lloyd’s Syndicate 2008, which is authorized to undertake Reinsurance to Close Transactions, or RITC transactions (the transferring of the liabilities from one Lloyd’s Syndicate to another), of Lloyd’s Syndicates in Run-off.

Negative Goodwill

Negative goodwill represents the excess of the fair value of businesses acquired by us over the cost of such businesses. In accordance with the Statements of Financial Standards issued by FASB No. 141 “Business

Combinations,” or FAS 141, this amount is recognized upon the acquisition of the businesses as an extraordinary gain. The fair values of the reinsurance assets and liabilities acquired are derived from probability-weighted ranges of the associated projected cash flows, based on actuarially prepared information and our management’s run-off strategy. Any amendment to the fair values resulting from changes in such information or strategy will be recognized when they occur. For more information on how the goodwill is determined, see “— Critical Accounting Policies — Goodwill” below.

Critical Accounting Policies

Certain amounts in our consolidated financial statements require the use of best estimates and assumptions to determine reported values. These amounts could ultimately be materially different than what has been provided for in our consolidated financial statements. We consider the assessment of loss reserves and reinsurance recoverable to be the values requiring the most inherently subjective and complex estimates. In addition, the assessment of the possible impairment of goodwill involves certain estimates and assumptions. As such, the accounting policies for these amounts are of critical importance to our consolidated financial statements.

Loss and Loss Adjustment Expenses

The following table provides a breakdown of gross loss and loss adjustment expense reserves by type of exposure as of December 31, 2007 and 2006:

	2007			2006
	OLR	IBNR	Total	OLR	IBNR	Total
	(In thousands of U.S. dollars)

Asbestos	$180,068	$402,289	$582,357	$158,861	$389,143	$548,004
Environmental	39,708	55,544	95,252	43,957	74,115	118,072
All Other	382,040	464,789	846,829	312,913	161,855	474,768

Total	$601,816	$922,622	$1,524,438	$515,731	$625,113	$1,140,844

Unallocated Loss Adjustment Expenses			67,011			73,575

Total			$1,591,449			$1,214,419

The following table provides a breakdown of loss and loss adjustment expense reserves (net of reinsurance balances recoverable) by type of exposure as of December 31, 2007 and 2006:

	2007		2006
	Total	% of Total	Total	% of Total
	(In thousands of U.S. dollars)

Asbestos	$355,213	30.5%	$336,744	38.6%
Environmental	64,764	5.6	52,342	6.0
All Other	676,497	58.1	409,598	47.0
Unallocated Loss Adjustment Expenses	67,011	5.8	73,575	8.4

Total	$1,163,485	100%	$872,259	100%

Our “All Other” exposure category consists of a mix of general casualty (approximately 60% of “All Other” net reserves), personal accident (approximately 20% of “All Other” net reserves) and other miscellaneous exposures, which are generally long-tailed in nature.

As of December 31, 2007, the IBNR reserves (net of reinsurance balances receivable) accounted for $570.7 million, or 49.1%, of our total net loss reserves. The reserve for IBNR (net of reinsurance balance receivable) accounted for $359.4 million, or 41.2%, of our total net loss reserves at December 31, 2006.

Annual Loss and Loss Adjustment Reviews

Because a significant amount of time can lapse between the assumption of risk, the occurrence of a loss event, the reporting of the event to an insurance or reinsurance company and the ultimate payment of the claim on the loss event, the liability for unpaid losses and loss adjustment expenses is based largely upon estimates. Our management must use considerable judgment in the process of developing these estimates. The liability for unpaid losses and loss adjustment expenses for property and casualty business includes amounts determined from loss reports on individual cases and amounts for IBNR reserves. Such reserves are estimated by management based upon loss reports received from ceding companies, supplemented by our own estimates of losses for which no ceding company loss reports have yet been received.

In establishing reserves, management also considers independent actuarial estimates of ultimate losses. Our independent actuaries employ generally accepted actuarial methodologies to estimate ultimate losses and loss adjustment expenses. A loss reserve study prepared by an independent actuary provides the basis of our reserves for losses and loss adjustment expenses.

As of December 31, 2007, 2002 was the most recent year in which policies were underwritten by any of our insurance and reinsurance subsidiaries. As a result, all of our unpaid claims liabilities are considered to have a long-tail claims payout. Gross loss reserves relate primarily to casualty exposures, including latent claims, of which approximately 42.6% relate to A&E exposures.

Within the annual loss reserve studies produced by our external actuaries, exposures for each subsidiary are separated into homogeneous reserving categories for the purpose of estimating IBNR. Each reserving category contains either direct insurance or assumed reinsurance reserves and groups relatively similar types of risks and exposures (for example, asbestos, environmental, casualty, property) and lines of business written (for example, marine, aviation, non-marine). Based on the exposure characteristics and the nature of available data for each individual reserving category, a number of methodologies are applied. Recorded reserves for each category are selected from the indications produced by the various methodologies after consideration of exposure characteristics, data limitations and strengths and weaknesses of each method applied. This approach to estimating IBNR has been consistently adopted in the annual loss reserve studies for each period presented.

The ranges of gross loss and loss adjustment expense reserves implied by the various methodologies used by each of our insurance subsidiaries as of December 31, 2007 were:

	Low	Selected	High

Asbestos	$275,219	$582,357	$589,784
Environmental	48,684	95,252	111,724
All Other	761,674	846,829	920,634
Unallocated Loss Adjustment Expenses	67,011	67,011	67,011

Total	$1,152,588	$1,591,449	$1,689,153

Latent Claims

Our loss reserves are related largely to casualty exposures including latent exposures relating primarily to A&E. In establishing the reserves for unpaid claims, management considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, reserves are established to cover loss development related to both known and unasserted claims.

The estimation of unpaid claim liabilities is subject to a high degree of uncertainty for a number of reasons. First, unpaid claim liabilities for property and casualty exposures in general are impacted by changes in the legal environment, jury awards, medical cost trends and general inflation. Moreover, for latent exposures in particular, developed case law and adequate claim history do not exist. There is significant coverage litigation related to these exposures, which creates further uncertainty in the estimation of the liabilities. As a result, for these types of exposures, it is especially unclear whether past claim experience will be representative of future claim experience.

Ultimate values for such claims cannot be estimated using reserving techniques that extrapolate losses to an ultimate basis using loss development factors, and the uncertainties surrounding the estimation of unpaid claim liabilities are not likely to be resolved in the near future. There can be no assurance that the reserves established by us will be adequate or will not be adversely affected by the development of other latent exposures.

Our asbestos claims are primarily products liability claims submitted by a variety of insureds who operated in different parts of the asbestos distribution chain. While most such claims arise from asbestos mining and primary asbestos manufacturers, we have also been receiving claims from tertiary defendants such as smaller manufacturers, and the industry has seen an emerging trend of non-products claims arising from premises exposures. Unlike products claims, primary policies generally do not contain aggregate policy limits for premises claims, which, accordingly, remain at the primary layer and, thus, rarely impact excess insurance policies. As the vast majority of Enstar’s policies are excess policies, this trend has had only a marginal effect on our asbestos exposures thus far.

Asbestos reform efforts have been underway at both the federal and state level to address the cost and scope of asbestos claims to the American economy. While congressional efforts to create a federal trust fund that would replace the tort system for asbestos claims failed, several states, including Texas and Florida, have passed reforms based on “medical criteria” requiring certain levels of medically documented injury before a lawsuit can be filed, resulting in a drop of year-on-year case filings in those states adopting this reform measure.

Asbestos claims primarily fall into two general categories: impaired and unimpaired bodily injury claims. Property damage claims represent only a small fraction of asbestos claims. Impaired claims primarily include individuals suffering from mesothelioma or a cancer such as lung cancer. Unimpaired claims include asbestosis and those whose lung regions contain pleural plaques. Unimpaired claims are not life threatening and do not cause changes to one’s ability to function or to one’s lifestyle.

Unlike traditional property and casualty insurers that either have large numbers of individual claims arising from personal lines such as auto, or small numbers of high value claims as in medical malpractice insurance lines, our primary exposures arise from A&E claims that do not follow a consistent pattern. For instance, we may encounter a small insured with one large environmental claim due to significant groundwater contamination, while a Fortune 500 company may submit numerous claims for relatively small values. Moreover, there is no set pattern for the life of an environmental or asbestos claim. Some of these claims may resolve within two years whereas others have remained unresolved for nearly two decades. Therefore, our open and closed claims data do not follow any identifiable or discernible pattern.

Furthermore, because of the reinsurance nature of the claims we manage, we focus on the activities at the (re)insured level rather than at the individual claims level. The counterparties with whom we typically interact are generally insurers or large industrial concerns and not individual claimants. Claims do not follow any consistent pattern. They arise from many insureds or locations and in a broad range of circumstances. An insured may present one large claim or hundreds or thousands of small claims. Plaintiffs’ counsel frequently aggregate thousands of claims within one lawsuit. The deductibles to which claims are subject vary from policy to policy and year to year. Often claims data is only available to reinsurers, such as us, on an aggregated basis. Accordingly, we have not found claim count information or average reserve amounts to be reliable indicators of exposure for our reserve estimation process or for management of our liabilities. We have found data accumulation and claims management more effective and meaningful at the (re)insured level rather than at the underlying claim level. As a result, we have designed our reserving methodologies to be independent of claim count information. As the level of exposures to a (re)insured can vary substantially, we focus on the aggregate exposures and pursue commutations and policy buy-backs with the larger (re)insureds.

We employ approximately 32 full time equivalent employees, including two U.S. attorneys, actuaries, and experienced claims-handlers to directly administer our A&E liabilities. We have established a provision for future expenses of $29.8 million, which reflects the total anticipated costs to administer these claims to expiration.

Our future asbestos loss development may be influenced by many factors including:

•	Onset of future asbestos-related illness in individuals exposed to asbestos over the past 50 or more years.

•	Future viability of the practice of resolving asbestos liability for defendant companies through bankruptcy.

•	Enactment of tort reforms establishing stricter medical criteria for asbestos awards.

•	Attempts to resolve all U.S.-related asbestos litigation through federal legislation.

The influence of each of these factors is not easily quantifiable and our historical asbestos loss development is of limited value in determining future asbestos loss development using traditional actuarial reserving techniques.

Significant trends affecting insurer liabilities and reserves in recent years had little effect on environmental claims, except for claims arising out of damages to natural resources. New Jersey has pioneered the use of natural resources damages to advance further pursuit of funds from potentially responsible parties, or PRPs who may have been contributors to the source contamination. A successful action in 2006 against Exxon Mobil has increased the likelihood that the use of natural resource damages will expand within New Jersey and perhaps other states. These actions target primary policies and will likely have less effect on excess carriers because damages, when awarded, are typically spread across many PRPs and across many policy years. As a result, claims do not generally reach excess insurance layers.

Our future environmental loss development may also be influenced by other factors including:

•	Existence of currently undiscovered polluted sites eligible for clean-up under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and related legislation.

•	Costs imposed due to joint and several liability if not all PRPs are capable of paying their share.

•	Success of legal challenges to certain policy terms such as the “absolute” pollution exclusion.

•	Potential future reforms and amendments to CERCLA, particularly as the resources of Superfund — the funding vehicle, established as part of CERCLA, to provide financing for cleanup of polluted sites where no PRP can be identified — become exhausted.

The influence of each of these factors is not easily quantifiable and, as with asbestos-related exposures, our historical environmental loss development is of limited value in determining future environmental loss development using traditional actuarial reserving techniques.

Finally, the issue of lead paint liability represents a potential emerging trend in latent claim activity that could potentially result in future reserve adjustments. After a series of successful defense efforts by defendant lead pigment manufacturers in lead paint litigation, in 2005, a Rhode Island court ruled in favor of the government in a nuisance claim against the defendant manufacturers. Although the damages portion of the case has yet to be decided, the plaintiff could receive a significant award. Further, there are similar pending claims in several jurisdictions including California and Ohio. Insureds have yet to meet policy terms and conditions to establish coverage for lead paint public nuisance claims as opposed to traditional bodily injury and property damage claims, but there is the potential for significant impact to excess insurers should plaintiffs prevail in successive nuisance claims pending in other jurisdictions and coverage is established.

Our independent, external actuaries use industry benchmarking methodologies to estimate appropriate IBNR reserves for our A&E exposures. These methods are based on comparisons of our loss experience on A&E exposures relative to industry loss experience on A&E exposures. Estimates of IBNR are derived separately for each of our relevant subsidiaries and, for some subsidiaries, separately for distinct portfolios of exposure. The discussion that follows describes, in greater detail, the primary actuarial methodologies used by our independent actuaries to estimate IBNR for A&E exposures.

In addition to the specific considerations for each method described below, many general factors are considered in the application of the methods and the interpretation of results for each portfolio of exposures. These factors include the mix of product types (e.g., primary insurance versus reinsurance of primary versus reinsurance of reinsurance), the average attachment point of coverages (e.g., first-dollar primary versus umbrella over primary versus high-excess), payment and reporting lags related to our international domicile subsidiaries, payment and reporting pattern acceleration due to large “wholesale” settlements (e.g., policy buy-backs and commutations) pursued by us, lists of individual risks remaining and general trends within the legal and tort environments.

1. Paid Survival Ratio Method.  In this method, our expected annual average payment amount is multiplied by an expected future number of payment years to get an indicated reserve. Our historical calendar year payments are examined to determine an expected future annual average payment amount. This amount is multiplied by an expected number of future payment years to estimate a reserve. Trends in calendar year payment activity are considered when selecting an expected future annual average payment amount. Accepted industry benchmarks are used in determining an expected number of future payment years. Each year, annual payments data is updated, trends in payments are re-evaluated and changes to benchmark future payment years are reviewed. This method has advantages of ease of application and simplicity of assumptions. A potential disadvantage of the method is that results could be misleading for portfolios of high excess exposures where significant payment activity has not yet begun.

2. Paid Market Share Method.  In this method, our estimated market share is applied to the industry estimated unpaid losses. The ratio of our historical calendar year payments to industry historical calendar year payments is examined to estimate our market share. This ratio is then applied to the estimate of industry unpaid losses. Each year, calendar year payment data is updated (for both us and industry), estimates of industry unpaid losses are reviewed and the selection of our estimated market share is revisited. This method has the advantage that trends in calendar year market share can be incorporated into the selection of company share of remaining market payments. A potential disadvantage of this method is that it is particularly sensitive to assumptions regarding the time-lag between industry payments and our payments.

3. Reserve-to-Paid Method.  In this method, the ratio of estimated industry reserves to industry paid-to-date losses is multiplied by our paid-to-date losses to estimate our reserves. Specific considerations in the application of this method include the completeness of our paid-to-date loss information, the potential acceleration or deceleration in our payments (relative to the industry) due to our claims handling practices, and the impact of large individual settlements. Each year, paid-to-date loss information is updated (for both us and the industry) and updates to industry estimated reserves are reviewed. This method has the advantage of relying purely on paid loss data and so is not influenced by subjectivity of case reserve loss estimates. A potential disadvantage is that the application to our portfolios which do not have complete inception-to-date paid loss history could produce misleading results. To address this potential disadvantage, a variation of the method is also considered by multiplying the ratio of estimated industry reserves to industry losses paid during a recent period of time (e.g., 5 years) times our paid losses during that period.

4. IBNR:Case Ratio Method.  In this method, the ratio of estimated industry IBNR reserves to industry case reserves is multiplied by our case reserves to estimate our IBNR reserves. Specific considerations in the application of this method include the presence of policies reserved at policy limits, changes in overall industry case reserve adequacy and recent loss reporting history for us. Each year, our case reserves are updated, industry reserves are updated and the applicability of the industry IBNR:case ratio is reviewed. This method has the advantage that it incorporates the most recent estimates of amounts needed to settle open cases included in current case reserves. A potential disadvantage is that results could be misleading where our case reserve adequacy differs significantly from overall industry case reserve adequacy.

5. Ultimate-to-Incurred Method.  In this method, the ratio of estimated industry ultimate losses to industry incurred-to-date losses is applied to our incurred-to-date losses to estimate our IBNR reserves. Specific considerations in the application of this method include the completeness of our incurred-to-date loss information, the potential acceleration or deceleration in our incurred losses (relative to the industry) due to our claims handling practices and the impact of large individual settlements. Each year incurred-to-date loss information is updated (for both us and the industry) and updates to industry estimated ultimate losses are reviewed. This method has the advantage that it incorporates both paid and case reserve information in projecting ultimate losses. A potential disadvantage is that results could be misleading where cumulative paid loss data is incomplete or where our case reserve adequacy differs significantly from overall industry case reserve adequacy.

Under the Paid Survival Ratio Method, the Paid Market Share Method and the Reserve-to-Paid Method, we first determine the estimated total reserve and then deduct the reported outstanding case reserves to arrive at an estimated IBNR reserve. The IBNR:Case Ratio Method first determines an estimated IBNR reserve which is then added to the advised outstanding case reserves to arrive at an estimated total loss reserve. The Ultimate-to-Incurred

Method first determines an estimate of the ultimate losses to be paid and then deducts paid-to-date losses to arrive at an estimated total loss reserve and then deducts outstanding case reserves to arrive at the estimated IBNR reserve.

Within the annual loss reserve studies produced by our external actuaries, exposures for each subsidiary are separated into homogeneous reserving categories for the purpose of estimating IBNR. Each reserving category contains either direct insurance or assumed reinsurance reserves and groups relatively similar types of risks and exposures (e.g., asbestos, environmental, casualty and property) and lines of business written (e.g., marine, aviation and non-marine). Based on the exposure characteristics and the nature of available data for each individual reserving category, a number of methodologies are applied. Recorded reserves for each category are selected from the indications produced by the various methodologies after consideration of exposure characteristics, data limitations, and strengths and weaknesses of each method applied. This approach to estimating IBNR has been consistently adopted in the annual loss reserve studies for each period presented.

As of December 31, 2007, we had 19 separate insurance and/or reinsurance subsidiaries whose reserves are categorized into approximately 146 reserve categories in total, including 22 distinct asbestos reserving categories and 20 distinct environmental reserving categories.

The five methodologies described above are applied for each of the 22 asbestos reserving categories and each of the 20 environmental reserving categories. As is common in actuarial practice, no one methodology is exclusively or consistently relied upon when selecting a recorded reserve. Consistent reliance on a single methodology to select a recorded reserve would be inappropriate in light of the dynamic nature of both the A&E liabilities in general, and our actual exposure portfolios in particular.

In selecting a recorded reserve, management considers the range of results produced by the methods, and the strengths and weaknesses of the methods in relation to the data available and the specific characteristics of the portfolio under consideration. Trends in both our data and industry data are also considered in the reserve selection process. Recent trends or changes in the relevant tort and legal environments are also considered when assessing methodology results and selecting an appropriate recorded reserve amount for each portfolio.

The following key assumptions were used to estimate A&E reserves at December 31, 2007:

1. $65 Billion Ultimate Industry Asbestos Losses — This level of industry-wide losses and its comparison to industry-wide paid, incurred and outstanding case reserves is the base benchmarking assumption applied to Paid Market Share, Reserve-to-Paid, IBNR:Case Ratio and the Ultimate-to-Incurred asbestos reserving methodologies.

2. $35 Billion Ultimate Industry Environmental Losses — This level of industry-wide losses and its comparison to industry-wide paid, incurred and outstanding case reserves is the base benchmarking assumption applied to Paid Market Share, Reserve-to-Paid, IBNR:Case Ratio and the Ultimate-to-Incurred environmental reserving methodologies.

3. Loss Reporting Lag — Our subsidiaries assumed a mix of insurance and reinsurance exposures generally through the London market. As the available industry benchmark loss information, as supplied by our independent consulting actuaries, is compiled largely from U.S. direct insurance company experience, our loss reporting is expected to lag relative to available industry benchmark information. This time-lag used by each of our insurance subsidiaries varies from 2 to 5 years depending on the relative mix of domicile, percentages of product mix of insurance, reinsurance and retrocessional reinsurance, primary insurance, excess insurance, reinsurance of direct, and reinsurance of reinsurance within any given exposure category. Exposure portfolios written from a non-U.S. domicile are assumed to have a greater time-lag than portfolios written from a U.S. domicile. Portfolios with a larger proportion of reinsurance exposures are assumed to have a greater time-lag than portfolios with a larger proportion of insurance exposures.

The assumptions above as to Ultimate Industry Asbestos and Environmental losses have not changed from the immediately preceding period. For our company as a whole, the average selected lag for asbestos has decreased from 3 years to 2.8 years and the average selected lag for environmental has increased from 2.5 years to 2.6 years. The changes arise largely as a result of the acquisition of new portfolios of A&E exposures.

The following tables provide a summary of the impact of changes in industry ultimate losses, from the selected $65 billion for asbestos and $35 billion for environmental, and changes in the time-lag, from the selected averages of 2.8 years for asbestos and 2.6 years for environmental, for us behind industry development that it is assumed relates to our insurance and reinsurance companies. Please note that the table below demonstrates sensitivity to changes to key assumptions using methodologies selected for determining loss and allocated loss adjustment expenses, or ALAE, at December 31, 2007 and differs from the table on page 33, which demonstrates the range of outcomes produced by the various methodologies.

Asbestos
Sensitivity to Industry Asbestos Ultimate Loss Assumption	Loss Reserves

Asbestos — $65 billion (selected)	$582,357
Asbestos — $60 billion	498,509

Environmental
Sensitivity to Industry Environmental Ultimate Loss Assumption	Loss Reserves

Environmental — $35 billion (selected)	$95,252
Environmental — $40 billion	131,858
Environmental — $30 billion	58,646

	Asbestos	Environmental
Sensitivity to Time-Lag Assumption*	Loss Reserves	Loss Reserves

Selected average of 2.8 years asbestos, 2.6 years environmental	$582,357	$95,252
Increase all portfolio lags by six months	645,169	99,454
Decrease all portfolio lags by six months	528,015	91,599

*	using $65 billion/$35 billion Asbestos/Environmental Industry Ultimate Loss assumptions

Industry publications indicate that the range of ultimate industry asbestos losses is estimated to be between $55 billion and $65 billion. Based on management’s experience of substantial loss development on our asbestos exposure portfolios, we have selected the upper end of the range as the basis for our asbestos loss reserving. Although the industry publications suggest a low end of the range of industry ultimate losses of $55 billion, we consider that unlikely and believe that it is more reasonable to assume that the lower end of this range of ultimate losses could be $60 billion.

Guidance from industry publications is more varied in respect of estimates of ultimate industry environmental losses. Consistent with an industry published estimate, we believe the reasonable range for ultimate industry environmental losses is between $30 billion and $40 billion. We have selected the midpoint of this range as the basis for our environmental loss reserving based on advice supplied by our independent consulting actuaries. Another industry publication, released prior to the one relied upon by us, indicates that ultimate industry environmental losses could be $56 billion. However, based on our own loss experience, including successful settlement activity by us, the decline in new claims notified in recent years and improvements in environmental clean-up technology, we do not believe that the $56 billion estimate is a reasonable basis for our reserving for environmental losses.

Management’s current estimate of the time lag that relates to our insurance and reinsurance subsidiaries compared to the industry is considered reasonable given the analysis performed by our internal and external actuaries to date.

Over time, additional information regarding such exposure characteristics may be developed for any given portfolio. This additional information could cause a shift in the lag assumed.

Non-Latent Claims

Non-latent claims are less significant to us, both in terms of reserves held and in terms of risk of significant reserve deficiency. For non-latent loss exposure, a range of traditional loss development extrapolation techniques is applied. Incremental paid and incurred loss development methodologies are the most commonly used methods.

Traditional cumulative paid and incurred loss development methods are used where inception-to-date, cumulative paid and reported incurred loss development history is available.

These methods assume that cohorts, or groups, of losses from similar exposures will increase over time in a predictable manner. Historical paid and incurred loss development experience is examined for earlier accident years to make inferences about how later accident years’ losses will develop. Where company-specific loss information is not available or not reliable, industry loss development information published by industry sources such as the Reinsurance Association of America is considered. These methods calculate an estimate of ultimate losses and then deduct paid-to-date losses to arrive at an estimated total loss reserve. Outstanding losses are then deducted from estimated total loss reserves to calculate the estimated IBNR reserve. Management does not expect changes in underlying reserving assumptions to have a material impact on net loss and loss adjustment expense reserves as they are primarily sensitive to changes due to loss development.

Quarterly Reserve Reviews

In addition to an in-depth annual review, we also perform quarterly reserve reviews. This is done by examining quarterly paid and incurred loss development to determine whether it is consistent with reserves established during the preceding annual reserve review and with expected development. Loss development is reviewed separately for each major exposure type (e.g., asbestos, environmental, etc.), for each of our relevant subsidiaries, and for large “wholesale” commutation settlements versus “routine” paid and advised losses. This process is undertaken to determine whether loss development experience during a quarter warrants any change to held reserves.

Loss development is examined separately by exposure type because different exposures develop differently over time. For example, the expected reporting and payout of losses for a given amount of asbestos reserves can be expected to take place over a different time frame and in a different quarterly pattern from the same amount of environmental reserves.

In addition, loss development is examined separately for each of our relevant subsidiaries. While the most significant exposures for most of our subsidiaries are latent A&E exposures, there are differing profiles to the exposure across our subsidiaries. Companies can differ in their exposure profile due to the mix of insurance versus reinsurance, the mix of primary versus excess insurance, the underwriting years of participation and other criteria. These differing profiles lead to different expectations for quarterly and annual loss development by company.

Our quarterly paid and incurred loss development is often driven by large, “wholesale” settlements — such as commutations and policy buy-backs — which settle many individual claims in a single transaction. This allows for monitoring of the potential profitability of large settlements which, in turn, can provide information about the adequacy of reserves on remaining exposures which have not yet been settled. For example, if it were found that large settlements were consistently leading to large negative, or favorable, incurred losses upon settlement, it might be an indication that reserves on remaining exposures are redundant. Conversely, if it were found that large settlements were consistently leading to large positive, or adverse, incurred losses upon settlement, it might be an indication — particularly if the size of the losses were increasing — that certain loss reserves on remaining exposures are deficient. Moreover, removing the loss development resulting from large settlements allows for a review of loss development related only to those contracts which remain exposed to losses. Were this not done, it is possible that savings on large wholesale settlements could mask significant underlying development on remaining exposures.

Once the data has been analyzed as described above, an in-depth review is performed on classes of exposure with significant loss development. Discussions are held with appropriate personnel, including individual company managers, claims handlers and attorneys, to better understand the causes. If it were determined that development differs significantly from expectations, reserves would be adjusted.

Quarterly loss development is expected to be fairly erratic for the types of exposure insured and reinsured by us. Several quarters of low incurred loss development can be followed by spikes of relatively large incurred losses. This is characteristic of latent claims and other insurance losses which are reported and settled many years after the inception of the policy. Given the high degree of statistical uncertainty, and potential volatility, it would be unusual to adjust reserves on the basis of one, or even several, quarters of loss development activity. As a result, unless the incurred loss activity in any one quarter is of such significance that management is able to quantify the impact on the ultimate liability for loss and loss adjustment expenses, reductions or increases in loss and loss adjustment expense liabilities are carried out in the fourth quarter based on the annual reserve review described above.

As described above, our management regularly reviews and updates reserve estimates using the most current information available and employing various actuarial methods. Adjustments resulting from changes in our estimates are recorded in the period when such adjustments are determined. The ultimate liability for loss and loss adjustment expenses is likely to differ from the original estimate due to a number of factors, primarily consisting of the overall claims activity occurring during any period, including the completion of commutations of assumed liabilities and ceded reinsurance receivables, policy buy-backs and general incurred claims activity.

Reinsurance Balances Receivable

Our acquired reinsurance subsidiaries, prior to acquisition by us, used retrocessional agreements to reduce their exposure to the risk of insurance and reinsurance they assumed. Loss reserves represent total gross losses, and reinsurance receivables represent anticipated recoveries of a portion of those unpaid losses as well as amounts receivable from reinsurers with respect to claims that have already been paid. While reinsurance arrangements are designed to limit losses and to permit recovery of a portion of direct unpaid losses, reinsurance does not relieve us of our liabilities to our insureds or reinsureds. Therefore, we evaluate and monitor concentration of credit risk among our reinsurers, including companies that are insolvent, in run-off or facing financial difficulties. Provisions are made for amounts considered potentially uncollectible.

Goodwill

We follow FAS No. 142 “Goodwill and Other Intangible Assets” which requires that recorded goodwill be assessed for impairment on at least an annual basis. In determining goodwill, we must determine the fair value of the assets of an acquired company. The determination of fair value necessarily involves many assumptions. Fair values of reinsurance assets and liabilities acquired are derived from probability-weighted ranges of the associated projected cash flows, based on actuarially prepared information and our management run-off strategy. Fair value adjustments are based on the estimated timing of loss and loss adjustment expense payments and an assumed interest rate, and are amortized over the estimated payout period, as adjusted for accelerations on commutation settlements, using the constant yield method options. Interest rates used to determine the fair value of gross loss reserves are based upon risk free rates applicable to the average duration of the loss reserves. Interest rates used to determine the fair value of reinsurance receivables are increased to reflect the credit risk associated with the reinsurers from who the receivables are, or will become, due. If the assumptions made in initially valuing the assets change significantly in the future, we may be required to record impairment charges which could have a material impact on our financial condition and results of operations.

FAS No. 141 “Business Combinations” also requires that negative goodwill be recorded in earnings. During 2004, 2006 and 2007, we took negative goodwill into earnings upon the completion of the acquisition of certain companies and presented it as an extraordinary gain.

New Accounting Pronouncements

In December 2007, the FASB issued FAS No. 141(R) “Business Combinations,” or FAS 141(R). FAS 141(R) replaces FAS 141, but retains the fundamental requirements in FAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. FAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. FAS 141(R) also requires acquisition-related costs to be recognized separately from the acquisition, recognize assets acquired and liabilities assumed arising from contractual contingencies at their acquisition-date fair values and recognized goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (January 1, 2009 for calendar year-end companies). We are currently evaluating the provisions of FAS 141(R) and its potential impact on future financial statements.

In December 2007, the FASB issued FAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,” or FAS 160. FAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. FAS 160 requires consolidated net income to be reported at the amounts that include the amounts attributable to both the parent and the noncontrolling interest. This statement also establishes a method of accounting for changes in a parent’s ownership interest in a subsidiary that does result in deconsolidation. FAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (January 1, 2009 for calendar year-end companies). The presentation and disclosure of FAS 160 shall be applied retrospectively for all periods presented. We are currently evaluating the provisions of FAS 160 and its potential impact on future financial statements.

In March 2008, the FASB issued FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133,” or FAS 161. FAS 161 expands the disclosure requirements of FAS 133 and requires the reporting entity to provide enhanced disclosures about the objectives and strategies for using derivative instruments, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and credit-risk related contingent features in derivative agreements. FAS 161 will be effective for fiscal years beginning after November 15, 2008 (January 1, 2009, for calendar year-end companies), and interim periods within those fiscal years. We are currently evaluating the provisions of FAS 161 and its potential impact on future financial statements.

Results of Operations

The following table sets forth our selected consolidated statement of operations data for each of the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005
	(In thousands of U.S. dollars)

Consulting fees	$6,055	$4,661	$31,918	$33,908	$22,006
Net investment income	590	19,938	64,087	48,099	28,236
Net realized (losses) gains	(1,084)	571	249	(98)	1,268

TOTAL INCOME	5,561	25,170	96,254	81,909	51,510

Net increase (reduction) in loss and loss adjustment expense liabilities	685	2,510	(24,482)	(31,927)	(96,007)
Salaries and benefits	11,357	12,802	46,977	40,121	40,821
General and administrative expenses	11,911	5,673	31,413	18,878	10,962
Interest expense	3,315	3,176	4,876	1,989	—
Foreign exchange (gain) loss	(1,335)	54	(7,921)	(10,832)	4,602

TOTAL EXPENSES	25,933	24,215	50,863	18,229	(39,622)

Net (loss) earnings before minority interest	(20,372)	955	45,391	63,680	91,132
Share of net earnings of partly owned companies	—	—	—	518	192
Income tax recovery (expense)	239	(1,016)	7,441	318	(914)
Minority interest	(3,376)	(2,248)	(6,730)	(13,208)	(9,700)

Net (loss) earnings before extraordinary gain	(23,509)	(2,309)	46,102	51,308	80,710
Extraordinary gain — Negative goodwill (2008 and 2006: net of minority interest)	35,196	15,683	15,683	31,038	—

NET EARNINGS	$11,687	$13,374	$61,785	$82,346	$80,710

Comparison of the Three Months Ended March 31, 2008 and 2007

We reported consolidated net earnings of approximately $11.7 million for the three months ended March 31, 2008 compared to approximately $13.4 million for the same period in 2007. Included as part of net earnings for 2008 and 2007 are extraordinary gains related to negative goodwill of $35.2 million (net of minority interest of $15.1 million) and $15.7 million, respectively. The increased loss, before extraordinary gain, of approximately $21.2 million was primarily a result of the following:

•	a decrease in investment income (net of realized (losses)/gains) of $21.0 million, primarily due to write-downs of $26.2 million in respect of adjustments to the fair values of our investments classified as other investments;

•	a net increase in salaries and general and administrative expenses of $4.8 million, primarily as a result of bank loan structure fees;

•	an increase in minority interest of $1.1 million; partially offset by

• a decrease in income tax expense of $1.3 million;

•	increased consulting fee income of $1.4 million; and

• a lower increase in loss and loss adjustment expense liabilities of $1.8 million.

Consulting Fees:

	Three Months Ended March 31,
	2008	2007	Variance
	(In thousands of U.S. dollars)

Consulting	$13,303	$10,859	$2,444
Reinsurance	(7,248)	(6,198)	(1,050)

Total	$6,055	$4,661	$1,394

We earned consulting fees of approximately $6.1 million and $4.7 million for the three months ended March 31, 2008 and 2007, respectively. The increase in consulting fees primarily related to new business.

Internal management fees of $7.2 million and $6.2 million were paid in the quarters ended March 31, 2008 and 2007, respectively, by our reinsurance companies to our consulting companies. The increase in internal fees paid to the consulting segment was due primarily to increased use of internal audit and collection services along with fees paid by reinsurance companies that were acquired subsequent to March 31, 2007.

Net Investment Income and Net Realized Gains/(Losses):

	Three Months Ended March 31,
	Net Investment Income			Net Realized Gains/(Losses)
	2008	2007	Variance	2008	2007	Variance
	(In thousands of U.S. dollars)

Consulting	$(4,908)	$693	$(5,601)	$—	$—	$—
Reinsurance	5,498	19,245	(13,747)	(1,084)	571	(1,655)

Total	$590	$19,938	$(19,348)	$(1,084)	$571	$(1,655)

Net investment income for the three months ended March 31, 2008 decreased by $19.3 million to $0.6 million, as compared to $19.9 million for the same period in 2007. The decrease was primarily attributable to cumulative writedowns of approximately $26.2 million in the fair value of our investments in New NIB Partners L.P., J.C. Flowers II, L.P., Affirmative Insurance LLC and GSC European Mezzanine Fund II, LP. The writedowns arose primarily due to subprime and structured credit related exposures held within various of the limited partnerships’ portfolio investments. For a discussion of these investments, see “Business — Investment Portfolio — Other Investments” on page 85.

The average return on the cash and fixed maturities investments for the three months ended March 31, 2008 was 3.24%, as compared to the average return of 5.31% for the three months ended March 31, 2007. The decrease in yield was primarily the result of the decreasing U.S. interest rates — the U.S. Federal funds rate has decreased from 4.25% on January 1, 2008 to 2.25% on March 31, 2008 — partially offset by an increase in cash and cash equivalent amounts held by us.

Net realized (losses) gains for the three months ended March 31, 2008 and 2007 were $(1.1) million and $0.6 million, respectively. Based on our current investment strategy in respect of our fixed maturity portfolios, we do not expect net realized gains and losses to be significant.

Fair Value Measurements:

On January 1, 2008, we adopted FAS 157, “Fair Value Measurements,” or FAS 157, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. For a further discussion of the new standard, refer to Note 1 of our Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2008 included elsewhere in this prospectus.

The following is a summary of valuation techniques or models we use to measure fair value by asset and liability classes, which have not changed significantly since December 31, 2007.

Fixed Maturity Investments

Our fixed maturity portfolio is managed by three investment advisors. Through these third parties, we use nationally recognized pricing services, including pricing vendors, index providers and broker-dealers to estimate fair value measurements for all of our fixed maturity investments. These pricing services include Lehman Index, Reuters Pricing Service, FT Interactive Data and others.

The pricing service uses market quotations for securities (e.g., public common and preferred securities) that have quoted prices in active markets. When quoted market prices are unavailable, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing.

With the exception of one security held within our trading portfolio, the fair value estimates of our fixed maturity investments are based on observable market data. We have therefore included these as Level 2 investments within the fair value hierarchy. The one security in our trading portfolio that does not have observable inputs has been included as a Level 3 investment within the fair value hierarchy.

To validate the techniques or models used by the pricing services, we compare the fair value estimates to our knowledge of the current market and will challenge any prices deemed not to be representative of fair value.

Further, on a quarterly basis, we evaluate whether the fair value of a fixed maturity security is other-than-temporarily impaired when its fair value is below amortized cost. To make this assessment we consider several factors including (i) the time period during which there has been a decline below cost, (ii) the extent of the decline below cost, (iii) our intent and ability to hold the security, (iv) the potential for the security to recover in value, (v) an analysis of the financial condition of the issuer, and (vi) an analysis of the collateral structure and credit support of the security, if applicable. If we conclude a security is other-than-temporarily impaired, we write down the amortized cost of the security to fair value, with a charge to net realized investment gains (losses) in the Consolidated Statement of Operations.

Equity Securities

Our equity securities are managed by an external advisor. Through this third party, we use nationally recognized pricing services, including pricing vendors, index providers and broker-dealers to estimate fair value measurements for all of our equity securities. These pricing services include FT Interactive Data and others.

We have categorized all of our equity securities as Level 1 investments as they are based on quoted prices in active markets for identical assets or liabilities.

Other Investments

For our investments in limited partnerships, limited liability companies and equity funds, we measure fair value by obtaining the most recently published net asset value as advised by the external fund manager or third party administrator. The financial statements of each fund generally are audited annually, using fair value measurement for the underlying investments. For all public companies within the funds we have valued the investments based on the latest share price. Affirmative Investment LLC’s value is based on the market value of the shares of Affirmative Insurance Holdings, Inc.

All of our other investments relating to our investments in limited partnerships and limited liability companies are subject to restrictions on redemptions and sales which are determined by the governing documents and limit our ability to liquidate those investments in the short term. We have classified our other investments as Level 3 investments as they reflect our own assumptions about assumptions that market participants might use.

For the three months ended March 31, 2008, we incurred a $26.5 million loss in fair value on our other investments. This unrealized loss was included in our net investment income.

The following table summarizes all of our financial assets and liabilities measured at fair value at March 31, 2008, by FAS 157 hierarchy:

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total Fair
	(Level 1)	(Level 2)	(Level 3)	Value
	(In thousands of U.S. dollars)

Assets
Fixed maturity investments	$—	$953,853	$1,051	$954,904
Equity securities	4,615	—	—	4,615
Other investments	—	—	105,391	105,391

Total	$4,615	$953,853	$106,442	$1,064,910

As a percentage of total assets	0.1%	23.9%	2.7%	26.7%

Net Increase in Loss and Loss Adjustment Expense Liabilities:

The net increase in loss and loss adjustment expense liabilities for the three months ended March 31, 2008 and 2007 was $0.7 million and $2.5 million, respectively. For 2008, the increase was attributable to an increase in bad debt provisions of $1.3 million, the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $6.5 million, partially offset by the reduction in estimates of loss adjustment expense liabilities of $7.1 million, to reflect 2008 run-off activity. For 2007, the increase was attributable to an increase in estimates of ultimate losses of $2.2 million, the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $5.6 million, partially offset by the reduction in estimates of loss adjustment expense liabilities of $5.3 million to reflect 2007 run-off activity. The increase in estimates of ultimate losses of $2.2 million resulted from the commutation of one of our largest reinsurance receivables.

The following table shows the components of the movement in the net increase in loss and loss adjustment expense liabilities for the three months ended March 31, 2008 and 2007.

	Three Months Ended March 31,
	2008	2007
	(In thousands of
	U.S. dollars)

Net Losses Paid	$(3,375)	$(523)
Net Change in Case and LAE Reserves	4,542	8,167
Net Change in IBNR	(482)	(5,134)

Net Reduction in Loss and Loss Adjustment Expense Liabilities	$685	$2,510

The table below provides a reconciliation of the beginning and ending reserves for losses and loss adjustment expenses for the three months ended March 31, 2008 and March 31, 2007. Losses incurred and paid are reflected net of reinsurance recoverables.

	Three Months Ended March 31,
	2008	2007
	(In thousands of U.S. dollars)

Balance as of January 1	$1,591,449	$1,214,419
Less: Reinsurance recoverables	427,964	342,160

	1,163,485	872,259
Incurred Related to Prior Years	685	2,510
Paids Related to Prior Years	3,375	523
Effect of Exchange Rate Movement	9,413	1,361
Retroactive Reinsurance Contracts Assumed	394,913	—
Acquired on Acquisition of Subsidiaries	465,887	428,921

Net Balance as of March 31	$2,037,758	$1,305,574
Plus: Reinsurance recoverables	662,929	316,487

Balance as of March 31	$2,700,687	$1,622,061

Salaries and Benefits:

	Three Months Ended March 31,
	2008	2007	Variance
	(In thousands of U.S. dollars)

Consulting	$9,295	$9,938	$643
Reinsurance	2,062	2,864	802

Total	$11,357	$12,802	$1,445

Salaries and benefits, which include expenses relating to our discretionary bonus and employee share plans, were $11.4 million and $12.8 million for the three months ended March 31, 2008 and 2007, respectively. The decrease in the salaries and benefits for the consulting segment was due primarily to the payment of a special bonus in 2007 to John J. Oros and Nimrod T. Frazer, totaling $2.0 million, in recognition of their contributions to the successful completion of the Merger and the reduction in stock-based compensation expense from $1.7 million to $0.2 million for the three months ended March 31, 2007 compared to 2008. These expense reductions were offset by the growth in staff numbers from 200 as of March 31, 2007 to 253 as of March 31, 2008 following our expansion during 2007 and 2008.

We expect that staff costs will continue to increase moderately during 2008 as we continue to grow and add staff. Bonus accrual expenses will be variable and dependent on our overall profitability.

General and Administrative Expenses:

	Three Months Ended March 31,
	2008	2007	Variance
	(In thousands of U.S. dollars)

Consulting	$3,622	$3,368	$(254)
Reinsurance	8,289	2,305	(5,984)

Total	$11,911	$5,673	$(6,238)

General and administrative expenses attributable to the consulting segment increased by $0.3 million during the three months ended March 31, 2008, as compared to the three months ended March 31, 2007. General and administrative expenses attributable to the reinsurance segment increased by $6.0 million during the three months ended March 31, 2008, as compared to the three months ended March 31, 2007. The increased costs for the current period relate primarily to additional expenses of $4.5 million relating to bank loan structure fees incurred in respect of acquisitions completed during the three months ended March 31, 2008 along with increased costs of approximately $1.1 million incurred by companies acquired subsequent to March 31, 2007.

Interest Expense:

	Three Months Ended March 31,
	2008	2007	Variance
	(In thousands of U.S. dollars)

Consulting	$—	$—	$—
Reinsurance	3,315	3,176	(139)

Total	$3,315	$3,176	$(139)

Interest expense of $3.3 million and $3.2 million was recorded for the three months ended March 31, 2008 and 2007, respectively. The increase in interest expense is attributable to the increase in bank borrowings used in the funding of acquisitions subsequent to March 31, 2007, primarily in relation to the acquisitions of Gordian and Guildhall. For a discussion of these acquisitions, see “Business — Recent Acquisitions” on page 68.

Minority Interest:

	Three Months Ended March 31
	2008	2007	Variance
	(In thousands of U.S. dollars)

Consulting	$—	$—	$—
Reinsurance	(3,376)	(2,248)	(1,128)

Total	$(3,376)	$(2,248)	$(1,128)

We recorded a minority interest in earnings of $3.4 million and $2.2 million for the three months ended March 31, 2008 and 2007, respectively. The total for the three months ended March 31, 2008 relates to the minority economic interest held by third parties in the earnings of Gordian, Guildhall, Shelbourne and Hillcot. For the same period in 2007, the minority interest related to Hillcot. For a discussion of these acquisitions, see “Business — Recent Acquisitions” on page 68.

Negative Goodwill:

	Three Months Ended March 31
	2008	2007	Variance
	(In thousands of U.S. dollars)

Consulting	$—	$—	$—
Reinsurance	35,196	15,683	19,513

Total	$35,196	$15,683	$19,513

Negative goodwill of $35.2 million and $15.7 million, was recorded for the three months ended March 31, 2008 and 2007, respectively. For the three months ended March 31, 2008 the negative goodwill of $35.2 million, net of minority interest of $15.1 million, arose in connection with our acquisition of Gordian and represents the excess of the cumulative fair value of net assets acquired of $455.7 million over the cost of $405.4 million. This excess has, in accordance with SFAS 141 “Business Combinations,” been recognized as an extraordinary gain. The 2008 negative goodwill arose primarily as a result of income earned by Gordian between the date of the balance sheet on which the agreed purchase price was based, June 30, 2007, and the date the acquisition closed, March 5, 2008, and the desire of the vendors to achieve a substantial reduction in regulatory capital requirements and therefore to dispose of Gordian at a discount to fair value.

For the three months ended March 31, 2007 the negative goodwill of $15.7 million was earned in connection with our acquisition of Inter-Ocean Reinsurance Company Ltd, or Inter-Ocean, and represents the excess of the cumulative fair value of net assets acquired of $73.2 million over the cost of $57.5 million. The negative goodwill arose primarily as a result of the strategic desire of the vendors to achieve an exit from such operations and therefore to dispose of the companies at a discount to fair value. For a discussion of this acquisition, see “Business — Recent Acquisitions” on page 68.

Comparison of Year Ended December 31, 2007 and 2006

We reported consolidated net earnings of approximately $61.8 million for the year ended December 31, 2007 compared to approximately $82.3 million in 2006. Included as part of net earnings for 2007 and 2006 are extraordinary gains of $15.7 million and $31.0 million, respectively, relating to negative goodwill, net of minority interest. Net earnings before extraordinary gain for 2007 were approximately $46.1 compared to $51.3 million in 2006. The decrease was primarily a result of a lower net reduction in loss and loss adjustment expense liabilities, higher general and administrative expenses and lower consulting fee income, offset by higher investment income and income tax recoveries along with a lower charge in respect of minority interest.

Consulting Fees:

	Year Ended December 31,
	2007	2006	Variance
	(In thousands of U.S. dollars)

Consulting	$59,465	$54,546	$4,919
Reinsurance	(27,547)	(20,638)	(6,909)

Total	$31,918	$33,908	$(1,990)

We earned consulting fees of approximately $31.9 million and $33.9 million for the years ended December 31, 2007 and 2006, respectively. The decrease in consulting fees was due primarily to the acquisition of B.H. Acquisition Ltd., or B.H. Acquisition, which now forms part of the reinsurance segment and whose fee income is now eliminated. In 2006, we had recorded $1.3 million of fee income in respect of B.H. Acquisition.

Internal management fees of $27.5 million and $20.6 million were paid in 2007 and 2006, respectively, by our reinsurance companies to our consulting companies. The increase in fees paid by the reinsurance segment was due primarily to the fees paid by reinsurance companies that were acquired in 2007 along with those companies acquired during 2006.

Net Investment Income and Net Realized Gains (Losses):

	Year Ended December 31,
	Net Investment Income			Net Realized Gains (Losses)
	2007	2006	Variance	2007	2006	Variance
	(In thousands of U.S. dollars)

Consulting	$228	$1,225	$(997)	$—	$—	$—
Reinsurance	63,859	46,874	16,985	249	(98)	347

Total	$64,087	$48,099	$15,988	$249	$(98)	$347

Net investment income for the year ended December 31, 2007 increased by $16.0 million to $64.1 million, compared to $48.1 million for the year ended December 31, 2006. The increase was primarily attributable to our increase in average cash and investment balances from $1,093.2 million to $1,401.2 million for the years ended December 31, 2006 and 2007, respectively, as a result of cash and investment portfolios of reinsurance companies acquired in the year.

The average return on the cash and investments for the year ended December 31, 2007 was 4.57%, as compared to the average return of 4.40% for the year ended December 31, 2006. The increase in yield was primarily the result of increasing U.S. interest rates — the average U.S. federal funds rate has increased from 4.96% in 2006 to 5.05% in 2007. The average Standard & Poor’s credit rating of our fixed income investments at December 31, 2007 was AAA.

Net realized gains (losses) for the year ended December 31, 2007 and 2006 were $0.2 million and $(0.1) million, respectively.

Subsequent to the year ended December 31, 2007, the U.S. federal funds rate was cut from 4.25% to 3.00% with indications that additional cuts may be forthcoming. The rate was 2.25% as of March 31, 2008. Therefore, we anticipate that the average return on investable assets held at December 31, 2007 will be lower in 2008 as compared to a comparable period in 2007.

Net Reduction in Loss and Loss Adjustment Expense Liabilities:

Net reduction in loss and loss adjustment expense liabilities for the year ended December 31, 2007 was $24.5 million, excluding the impacts of adverse foreign exchange rate movements of $18.6 million and including both net reduction in loss and loss adjustment expense liabilities of $9.0 million relating to companies acquired during the year and premium and commission adjustments triggered by incurred losses of $0.3 million.

The net reduction in loss and loss adjustment expense liabilities for 2007 of $24.5 million was attributable to a reduction in estimates of net ultimate losses of $30.7 million and a reduction in estimates of loss adjustment expense liabilities of $22.0 million, relating to 2007 run-off activity, partially offset by an increase in aggregate provisions for bad debt of $1.7 million, primarily relating to companies acquired in 2006, and the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $26.5 million.

The reduction in estimates of net ultimate losses of $30.7 million comprised net adverse incurred loss development of $1.0 million offset by reductions in estimates of IBNR reserves of $31.7 million. An increase in estimates of ultimate losses of $2.1 million relating to one of our insurance entities was offset by reductions in estimates of net ultimate losses of $32.8 million in our remaining insurance and reinsurance entities.

The net adverse incurred loss development of $1.0 million and reductions in IBNR reserves of $31.7 million, respectively, comprised the following:

(i) net adverse incurred loss development in one of our reinsurance entities of $36.6 million, whereby advised case reserves of $16.9 million were settled for net paid losses of $53.5 million. This adverse incurred loss development resulted from the settlement of case and LAE reserves above carried levels and from new loss advices, partially offset by approximately 12 commutations of assumed and ceded exposures below carried reserve levels. Actuarial analysis of the remaining unsettled loss liabilities resulted in a decrease in the estimate of IBNR loss reserves of $13.1 million after consideration of the $36.6 million adverse incurred loss development during the year, and the application of the actuarial methodologies to loss data pertaining to the remaining non-commuted exposures. Of the 12 commutations completed for this entity, 3 were among its top 10 cedant exposures. The remaining 9 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. The entity in question also benefits from substantial stop loss reinsurance protection whereby the ultimate adverse loss development of $23.4 million was largely offset by a recoverable from a single AA rated reinsurer such that a net ultimate loss of $2.1 million was retained by us;

(ii) net favorable incurred loss development of $29.0 million, comprising net paid loss recoveries, relating to another one of our reinsurance companies, offset by increases in net IBNR loss reserves of

$29.0 million, resulting in no ultimate gain or loss. This reinsurance company has retrocessional arrangements providing for full reinsurance of all risks assumed; and

(iii) net favorable incurred loss development of $6.6 million in our remaining insurance and reinsurance entities together with reductions in IBNR reserves of $26.3 million. The net favorable incurred loss development in our remaining insurance and reinsurance entities of $6.6 million, whereby net advised case and LAE reserves of $2.6 million were settled for net paid loss recoveries of $4.0 million, arose from the settlement of non-commuted losses in the year below carried reserves and approximately 57 commutations of assumed and ceded exposures at less than case and LAE reserves. We adopt a disciplined approach to the review and settlement of non-commuted claims through claims adjusting and the inspection of underlying policyholder records such that settlements of assumed exposures may often be achieved below the level of the originally advised loss and settlements of ceded receivables may often be achieved at levels above carried balances. The net reduction in the estimate of IBNR loss and loss adjustment expense liabilities relating to our remaining insurance and reinsurance companies amounted to $26.3 million and results from the application of our reserving methodologies to (i) the reduced historical incurred loss development information relating to remaining exposures after the 57 commutations, and (ii) reduced case and LAE reserves in the aggregate. Of the 57 commutations completed during 2007 for our remaining reinsurance and insurance companies, 5 were among their top 10 cedant and/or reinsurance exposures. The remaining 52 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships.

The following table shows the components of the movement in net reduction in loss and loss adjustment expense liabilities for the years ended December 31, 2007 and 2006.

	Year Ended December 31,
	2007	2006
	(In thousands of
	U.S. dollars)

Net Losses Paid	$(20,422)	$(75,293)
Net Reduction in Case and LAE Reserves	17,660	43,645
Net Reduction in IBNR	27,244	63,575

Net Reduction in Loss and Loss Adjustment Expenses	$24,482	$31,927

Net reduction in case and LAE reserves comprises the movement during the year in specific case reserve liabilities as a result of claims settlements or changes advised to us by our policyholders and attorneys, less changes in case reserves recoverable advised by us to our reinsurers as a result of the settlement or movement of assumed claims. Net reduction in IBNR represents the change in our actuarial estimates of losses incurred but not reported.

The table below provides a reconciliation of the beginning and ending reserves for losses and loss adjustment expenses for the years ended December 31, 2007 and 2006. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31,
	2007	2006
	(In thousands of U.S. dollars)

Balance as of January 1,	$1,214,419	$806,559
Less: Reinsurance recoverables	342,160	213,399

	872,259	593,160
Incurred related to prior years	(24,482)	(31,927)
Paids related to prior years	(20,422)	(75,293)
Effect of exchange rate movement	18,625	24,856
Acquired on acquisition of subsidiaries	317,505	361,463

Net balance as of December 31,	$1,163,485	$872,259
Plus: Reinsurance recoverables	427,964	342,160

Balance as of December 31,	$1,591,449	$1,214,419

Salaries and Benefits:

	Year Ended December 31,
	2007	2006	Variance
	(In thousands of U.S. dollars)

Consulting	$36,222	$28,255	$(7,967)
Reinsurance	10,755	11,866	1,111

Total	$46,977	$40,121	$(6,856)

Salaries and benefits, which include expenses relating to our Annual Incentive Plan and employee share plans, were $47.0 million and $40.1 million for the years ended December 31, 2007 and 2006, respectively. The increase in salaries and benefits for the consulting segment was due to the following factors: 1) The growth in staff numbers from 195, as of December 31, 2006, to 221, as of December 31, 2007; 2) On May 23, 2006 we entered into an agreement and plan of merger and a recapitalization agreement which resulted in the existing annual incentive compensation plan being cancelled and the modification of the accounting treatment for share-based awards from a book value plan to a fair value plan. The net effect of these changes was to reduce the total salaries and benefits by $2.0 million; and 3) In March 2007, payment of a special bonus to Mr. John J. Oros and Mr. Nimrod T. Frazer, totaling $2.0 million, in recognition of their contributions to the successful completion of the Merger.

We expect that staff costs will increase in 2008 due primarily to the approximately 30 new employees retained or hired upon completion of the Gordian acquisition. Bonus accrual expenses will be variable and dependent on our overall profit.

General and Administrative Expenses:

	Year Ended December 31,
	2007	2006	Variance
	(In thousands of U.S. dollars)

Consulting	$21,844	$12,751	$(9,093)
Reinsurance	9,569	6,127	(3,442)

Total	$31,413	$18,878	$(12,535)

General and administrative expenses attributable to the consulting segment increased by $9.1 million during the year ended December 31, 2007, as compared to the year ended December 31, 2006 due primarily to the following: 1) increased professional fees of $4.2 million relating to legal, accounting and filing costs associated with our reporting obligations as a public company; 2) a one-time expense of $1.6 million relating to the over-recovery by us of current and prior years value added taxes; and 3) increased rent costs of $1.4 million as a result of one of our U.K. subsidiaries moving to new offices.

General and administrative expenses attributable to the reinsurance segment increased by $3.4 million during the year ended December 31, 2007, as compared to the year ended December 31, 2006. The increased costs for the period related primarily to the following: 1) additional general and administrative expenses of $2.5 million incurred in relation to companies that we acquired in 2007; and 2) a write-off of a receivable of $0.9 million in respect of value added tax recoveries. We expect that general and administrative expenses attributable to the reinsurance segment will increase in 2008 due to the costs associated with the acquisitions completed in early 2008.

Interest Expense:

	Year Ended December 31,
	2007	2006	Variance
	(In thousands of U.S. dollars)

Consulting	$—	$—	$—
Reinsurance	4,876	1,989	2,887

Total	$4,876	$1,989	$2,887

Interest expense of $4.9 million and $2.0 million was recorded for the years ended December 31, 2007 and 2006, respectively.

For 2007, this amount relates to the interest on new loans from a London-based bank to partially assist with the financing of the acquisitions of Inter-Ocean and Marlon Insurance Company Limited and Marlon Management Services Limited, or together referred to herein as Marlon, along with interest charges from prior years loans that were made to partially assist with the financing of the acquisitions of Brampton Insurance Company Limited, or Brampton, and Cavell Holdings Limited (UK), or Cavell.

For 2006, interest expense also includes an amount relating to the interest on funds that were borrowed from B.H. Acquisition, which, for 2007, was a wholly-owned subsidiary, as well as interest on a vendor promissory note that formed part of the acquisition cost for Brampton. The vendor promissory note was repaid in May 2006. During 2007 the Inter-Ocean bank loan was repaid in full. In February 2008, the Cavell and Marlon bank loans were also repaid in full.

Foreign Exchange Gain/(Loss):

	Year Ended December 31,
	2007	2006	Variance
	(In thousands of U.S. dollars)

Consulting	$(192)	$(146)	$(46)
Reinsurance	8,113	10,978	(2,865)

Total	$7,921	$10,832	$(2,911)

We recorded foreign exchange gains of $7.9 million and $10.8 million for the years ended December 31, 2007 and December 31, 2006, respectively.

The foreign exchange gain for the year ended December 31, 2007 arose primarily as a result of: 1) the holding of surplus British Pounds; and 2) the holding by Cavell of surplus net Canadian and Australian dollars, as required by local regulatory obligations, at a time when these currencies have been appreciating against the U.S. Dollar. The gain for the year ended December 31, 2006 arose primarily as a result of having surplus British Pounds that arose as a result of our acquisitions of Brampton, Cavell, and Unione Italiana (U.K.) Reinsurance Company, or Unione, at a time when the British Pound had strengthened against the U.S. Dollar.

As our functional currency is the U.S. Dollar, we seek to manage our exposure to foreign currency exchange by broadly matching foreign currency assets against foreign currency liabilities.

Share of Income of Partly-Owned Company:

	Year Ended December 31,
	2007	2006	Variance
	(In thousands of U.S. dollars)

Consulting	$—	$—	$—
Reinsurance	—	518	(518)

Total	$—	$518	$(518)

Our share of equity in earnings of partly owned companies for the years ended December 31, 2007 and 2006 was $Nil and $0.5 million, respectively. These amounts represented our proportionate share of equity in the earnings of B.H. Acquisition.

On January 31, 2007, B.H. Acquisition became our wholly-owned subsidiary and, as a result, we now consolidate the results of B.H. Acquisition.

Income Tax Recovery (Expense):

	Year Ended December 31,
	2007	2006	Variance
	(In thousands of U.S. dollars)

Consulting	$(597)	$490	$(1,087)
Reinsurance	8,038	(172)	8,210

Total	$7,441	$318	$7,123

We recorded an income tax recovery of $7.4 million and $0.3 million for the years ended December 31, 2007 and 2006, respectively.

Income tax (expense)/recovery of $(0.6) million and $0.5 million were recorded in the consulting segment for the years ended December 31, 2007 and 2006, respectively. The variance between the two periods arose because of: 1) The inclusion for 2007, as a result of the Merger, of the tax expense of Enstar USA, Inc.; and 2) In 2006, we applied available loss carryforwards from our U.K. insurance companies to relieve profits in our U.K. consulting companies.

During 2007, in the reinsurance segment, the statute of limitations expired on certain previously recorded liabilities related to uncertain tax positions. The benefit to us was $8.5 million.

Minority Interest:

	Year Ended December 31,
	2007	2006	Variance
	(In thousands of U.S. dollars)

Consulting	$—	$—	$—
Reinsurance	(6,730)	(13,208)	6,478

Total	$(6,730)	$(13,208)	$6,478

We recorded a minority interest in earnings of $6.7 million for the year ended December 31, 2007 reflecting the 49.9% minority economic interest held by a third party in the earnings from Hillcot, Brampton and Shelbourne, and $13.2 million for the year ended December 31, 2006 reflecting the 49.9% minority economic interest held by a third party in the earnings from Hillcot and Brampton.

The decrease in minority interest was primarily a result of reduced foreign exchange gains in Brampton and a decrease in net reduction in loss and loss adjustment expense liabilities for Hillcot Re Limited and Brampton.

Negative Goodwill:

	Year Ended December 31,
	2007	2006	Variance
	(In thousands of U.S. dollars)

Consulting	$—	$—	$—
Reinsurance	15,683	31,038	(15,355)

Total	$15,683	$31,038	$(15,355)

Negative goodwill of $15.7 million and $31.0 million, net of minority interest of $4.3 million, was recorded for the years ended December 31, 2007 and 2006, respectively. For 2007, the negative goodwill of $15.7 million was earned in connection with our acquisition of Inter-Ocean and represents the excess of the cumulative fair value of net assets acquired of $73.2 million over the cost of $57.5 million. This excess has, in accordance with SFAS 141 “Business Combinations,” been recognized as an extraordinary gain in 2007. The negative goodwill arose primarily as a result of the strategic desire of the vendors to achieve an exit from such operations and therefore to dispose of the company at a discount to fair value.

Negative goodwill of $31.0 million, net of minority interest of $4.3 million, was recorded for the year ended December 31, 2006 in connection with our acquisitions of Brampton, Cavell and Unione during the year. This amount represents the excess of the cumulative fair value of net assets acquired of $222.9 million over the cost of $187.5 million. This excess has, in accordance with SFAS 141 “Business Combinations,” been recognized as an extraordinary gain in 2006.

The negative goodwill of $4.3 million (net of minority interest) relating to Brampton arose as a result of the income earned by Brampton between the date of the balance sheet on which the agreed purchase price was based, December 31, 2004, and the date the acquisition closed, March 30, 2006. The negative goodwill of $26.7 million relating to the purchases of Cavell and Unione arose primarily as a result of the strategic desire of the vendors to achieve an exit from such operations and, therefore, to dispose of the companies at a discount to fair value.

Comparison of Year Ended December 31, 2006 and 2005

We reported consolidated net earnings of approximately $82.3 million for the year ended December 31, 2006 compared to approximately $80.7 million in 2005. Included as part of net earnings for 2006 is an extraordinary gain of $31.0 million relating to negative goodwill, net of minority interest. Net earnings before extraordinary gain for 2006 were approximately $51.3 million compared to $80.7 million in 2005. The decrease was primarily a result of a lower net reduction in loss and loss adjustment expense liabilities and higher general and administrative expenses offset by higher consulting fee income, investment income and increased foreign exchange gains.

Consulting Fees:

	Year Ended December 31,
	2006	2005	Variance
	(In thousands of U.S. dollars)

Consulting	$54,546	$38,046	$16,500
Reinsurance	(20,638)	(16,040)	(4,598)

Total	$33,908	$22,006	$11,902

We earned consulting fees of approximately $33.9 million and $22.0 million for the years ended December 31, 2006 and 2005, respectively. Included in these amounts was approximately $1.3 million in consulting fees charged to wholly-owned subsidiaries of B.H. Acquisition, a partly-owned equity affiliate, in both 2006 and 2005. The increase in consulting fees was due primarily to the increase of approximately $8.9 million in management and incentive-based fees earned by our U.S. subsidiaries along with increased incentive-based fees generated by our Bermuda management company.

Internal management fees of $20.6 million and $16.0 million were paid in 2006 and 2005, respectively, by our reinsurance companies to our consulting companies. The increase in fees paid by the reinsurance segment was due primarily to the fees paid by reinsurance companies that were acquired in 2006.

Net Investment Income and Net Realized Gains/(Losses):

	Year Ended December 31,
	Net Investment Income			Net Realized Gains/(Losses)
	2006	2005	Variance	2006	2005	Variance
	(In thousands of U.S. dollars)

Consulting	$1,225	$576	$649	$—	$—	$—
Reinsurance	46,874	27,660	19,214	(98)	1,268	(1,366)

Total	$48,099	$28,236	$19,863	$(98)	$1,268	$(1,366)

Net investment income for the year ended December 31, 2006 increased by $19.9 million to $48.1 million, compared to $28.2 million for the year ended December 31, 2005. The increase was attributable to the increase in prevailing interest rates during the year along with an increase in average cash and investment balances from $913.5 million to $1,093.2 million for the years ended December 31, 2005 and 2006, respectively, relating to cash and investment portfolios of reinsurance companies acquired in the year.

The average return on the cash and fixed maturities investments for the year ended December 31, 2006 was 4.40%, as compared to the average return of 3.23% for the year ended December 31, 2005. The increase in yield was primarily the result of increasing U.S. interest rates — the U.S. federal funds rate has increased from 2.25% on January 1, 2005 to 4.25% on December 31, 2005 and to 5.25% on December 31, 2006. The average Standard & Poor’s credit rating of our fixed income investments at December 31, 2006 was AAA.

Net realized (losses)/gains for the year ended December 31, 2006 and 2005 were $(0.1) million and $1.3 million, respectively.

Net Reduction in Loss and Loss Adjustment Expense Liabilities:

Net reduction in loss and loss adjustment expense liabilities for the year ended December 31, 2006 was $31.9 million and was attributable to a reduction in estimates of net ultimate losses of $21.4 million, a reduction in estimates of loss adjustment expense liabilities of $15.1 million to reflect 2006 run-off activity, compared to a reduction of $10.5 million in 2005 (the larger reduction relating to companies acquired during 2006), a reduction in aggregate provisions for bad debt of $6.3 million compared to $20.2 million in 2005, resulting from the collection of certain reinsurance receivables against which bad debt provisions had been provided in earlier periods, partially offset by the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $10.9 million compared to $7.9 million in 2005, the increased charge reflecting amortization relating to companies acquired during 2006. The reduction in estimates of net ultimate losses of $21.4 million comprised of net adverse incurred loss development of $37.9 million offset by reductions in estimates of IBNR reserves of $59.3 million, of which an increase in estimates of ultimate losses of $3.4 million relating to one of our insurance entities was offset by reductions in estimates of net ultimate losses of $24.8 million in our remaining insurance and reinsurance entities.

The adverse incurred loss development of $37.9 million, whereby advised case and LAE reserves of $37.4 million were settled for net paid losses of $75.3 million, comprised adverse incurred loss development of $59.2 million relating to one of our insurance companies partially offset by favorable incurred loss development of $21.3 million relating to our remaining insurance and reinsurance companies.

The adverse incurred loss development of $59.2 million relating to one of our insurance companies was comprised of net paid loss settlements of $81.3 million less reductions in case and LAE reserves of $22.1 million and resulted from the settlement of case and LAE reserves above carried levels and from new loss advices, partially offset by approximately 10 commutations of assumed and ceded exposures below carried reserves levels. Actuarial analysis of the remaining unsettled loss liabilities resulted in an increase in the estimate of IBNR loss reserves of $35.0 million after consideration of the $59.2 million adverse incurred loss development during the year, and the application of the actuarial methodologies to loss data pertaining to the remaining non-commuted exposures. Other factors contributing to the increase include the establishment of a reserve to cover potential exposure to lead paint claims, a significant increase in asbestos reserves related to the entity’s single largest cedant (following a detailed review of the underlying exposures), and a change in the assumed asbestos and environmental loss reporting time-lag as discussed further below. Of the 10 commutations completed for this entity, 2 were among its top 10 cedant and/or reinsurance exposures. The remaining 8 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. The entity in question also benefits from substantial stop loss reinsurance protection whereby the adverse loss development of $59.2 million was largely offset by a recoverable from a single AA rated reinsurer. The increase in estimated net ultimate losses of $3.4 million was retained by us.

The favorable incurred loss development of $21.3 million, relating to our remaining insurance and reinsurance companies, whereby net advised case reserves of $15.3 million were settled for net paid loss recoveries of $6.0 million, arose from approximately 35 commutations of assumed and ceded exposures at less than case and LAE reserves, where receipts from ceded commutations exceeded settlements of assumed exposures, and the settlement of non-commuted losses in the year below carried reserves. We adopt a disciplined approach, through claims adjusting and the inspection of underlying policyholder records, to the review and settlement of non-commuted claims such that settlements may often be achieved below the level of the originally advised loss.

The net reduction in the estimate of IBNR loss and loss adjustment expense liabilities relating to our remaining insurance and reinsurance companies (i.e., excluding the net $55.8 million reduction in IBNR reserves relating to the entity referred to above) amounted to $3.5 million. This net reduction was comprised of an increase of $19.8 million resulting from (i) a change in assumptions as to the appropriate loss reporting time lag for Asbestos related exposures from 2 to 3 years and for environmental exposures from 2 to 2.5 years, which resulted in an increase in net IBNR reserves of $6.4 million, and (ii) a reduction in ceded IBNR recoverables of $13.4 million resulting from the commutation of ceded reinsurance protections. The increase in IBNR of $19.8 million is offset by a reduction of $23.3 million resulting from the application of our reserving methodologies to (i) the reduced historical incurred loss development information relating to remaining exposures after the 35 commutations, and (ii) reduced case and LAE reserves in the aggregate.

Of the 35 commutations completed during 2006 for our remaining reinsurance and insurance companies, 10 were among their top 10 cedant and/or reinsurance exposures. The remaining 25 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships.

The following table shows the components of the movement in net reduction in loss and loss adjustment expense liabilities for the years ended December 31, 2006 and 2005.

	Year Ended December 31,
	2006	2005
	(In thousands of
	U.S. dollars)

Net Losses Paid	$(75,293)	$(69,007)
Net Change in Case and LAE Reserves	43,645	95,156
Net Change in IBNR	63,575	69,858

Net Reduction in Loss and Loss Adjustment Expenses	$31,927	$96,007

Net change in case and LAE reserves comprises the movement during the year in specific case reserve liabilities as a result of claims settlements or changes advised to us by our policyholders and attorneys, less changes in case reserves recoverable advised by us to our reinsurers as a result of the settlement or movement of assumed claims. Net change in IBNR represents the change in our actuarial estimates of losses incurred but not reported.

The table below provides a reconciliation of the beginning and ending reserves for losses and loss adjustment expenses for the years ended December 31, 2006 and 2005. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31,
	2006	2005
	(In thousands of
	U.S. dollars)

Net Reserves for Losses and Loss Adjustment Expenses, January 1	$593,160	$736,660
Incurred related to prior years	(31,927)	(96,007)
Paids related to prior years	(75,293)	(69,007)
Effect of exchange rate movement	24,856	3,652
Acquired on acquisition of subsidiaries	361,463	17,862

Net Reserves for Losses and Loss Adjustment Expenses, December 31	$872,259	$593,160

Salaries and Benefits:

	Year Ended December 31,
	2006	2005	Variance
	(In thousands of U.S. dollars)

Consulting	$28,255	$26,864	$(1,391)
Reinsurance	11,866	13,957	2,091

Total	$40,121	$40,821	$700

Salaries and benefits, which include expenses relating to our Annual Incentive Compensation Program and employee share plans, were $40.1 million and $40.8 million for the years ended December 31, 2006 and 2005, respectively. On May 23, 2006, we entered into a merger agreement and a recapitalization agreement, which agreements provided for the cancellation of our then-existing incentive compensation plan, or the Old Incentive Plan, which plan was replaced with the Annual Incentive Plan. As a result of the execution of these agreements, the accounting treatment for share based awards under the Old Incentive Plan changed from book value to fair value. As a result of this modification, we recognized additional stock-based compensation of $15.6 million during the quarter ended June 30, 2006. The total stock-based compensation expense recognized in the year ended December 31, 2006, including the $15.6 million mentioned previously, was $22.3 million as compared to $3.8 million for the year ended December 31, 2005. As a result of the cancellation of the Old Incentive Plan, $21.2 million of prior years unpaid bonus accrual was reversed during the quarter ended June 30, 2006. The expense associated with the new annual incentive compensation plan was $14.5 million for the year ended December 31, 2006 as compared to an expense of $14.2 million relating to the prior plan for the year ended December 31, 2005.

General and Administrative Expenses:

	Year Ended December 31,
	2006	2005	Variance
	(In thousands of U.S. dollars)

Consulting	$12,751	$9,246	$(3,505)
Reinsurance	6,127	1,716	(4,411)

Total	$18,878	$10,962	$(7,916)

General and administrative expenses attributable to the consulting segment increased by $3.5 million during the year ended December 31, 2006, as compared to the year ended December 31, 2005. This increase was due primarily to increases in rent and rent related costs due to an increase in office space along with an increase in professional fees and travel relating to due diligence work on potential acquisition opportunities.

General and administrative expenses attributable to the reinsurance segment increased by $4.4 million during the year ended December 31, 2006, as compared to the year ended December 31, 2005. Of the increased costs for the year, $3.8 million relate to general and administrative expenses incurred in relation to companies acquired by us in 2006 and, of the $3.8 million, $2.5 million relate to non-recurring costs associated with new acquisitions along with expenses incurred in arranging loan facilities with a London-based bank.

Interest Expense:

	Year Ended December 31,
	2006	2005	Variance
	(In thousands of U.S. dollars)

Consulting	$—	$—	$—
Reinsurance	1,989	—	1,989

Total	$1,989	$—	$1,989

Interest expense of $2.0 million was recorded for the year ended December 31, 2006. This amount relates to the interest on the funds that were borrowed from B.H. Acquisition and a London-based bank to partially assist with the financing of the acquisitions of Brampton and Cavell, as well as interest on the vendor promissory note that formed part of the acquisition cost for Brampton. The vendor promissory note was repaid in May 2006.

Foreign Exchange Gain/(Loss):

	Year Ended December 31,
	2006	2005	Variance
	(In thousands of U.S. dollars)

Consulting	$(146)	$(10)	$(136)
Reinsurance	10,978	(4,592)	15,570

Total	$10,832	$(4,602)	$15,434

We recorded a foreign exchange gain of $10.8 million for the year ended December 31, 2006, as compared to a foreign exchange loss of $4.6 million for 2005. The gain for the year ended December 31, 2006 arose primarily as a result of having surplus British Pounds that arose as a result of our acquisitions of Brampton, Cavell, and Unione at a time when the British Pound had strengthened against the U.S. Dollar. The foreign exchange loss in 2005 arose as a result of having surplus British Pounds and Euros at various points in the year at a time when the both the British Pound and Euro had weakened against the U.S. Dollar. The U.S. Dollar to British Pound rate at January 1, 2005, December 31, 2005 and December 31, 2006 was $1.92, $1.72 and $1.959, respectively. Similarly, the U.S. Dollar to Euro rate at January 1, 2005, December 31, 2005 and December 31, 2006 was $1.36, $1.18 and $1.32, respectively.

As our functional currency is the U.S. Dollar, we seek to manage our exposure to foreign currency exchange by broadly matching foreign currency assets against foreign currency liabilities. The 2006 and 2005 currency mismatches were addressed and corrected by converting surplus foreign currency to U.S. Dollars at the time the mismatch was identified.

Share of Income of Partly-Owned Company:

	Year Ended December 31,
	2006	2005	Variance
	(In thousands of U.S. dollars)

Consulting	$—	$—	$—
Reinsurance	518	192	326

Total	$518	$192	$326

Our share of equity in earnings of partly-owned companies for the years ended December 31, 2006 and 2005 was $0.5 million and $0.2 million, respectively. These amounts represented our proportionate share of equity in the earnings of B.H. Acquisition.

Income Tax Recovery (Expense):

	Year Ended December 31,
	2006	2005	Variance
	(In thousands of U.S. dollars)

Consulting	$490	$(883)	$1,373
Reinsurance	(172)	(31)	(141)

Total	$318	$(914)	$1,232

Income taxes of $0.3 million and $(0.9) million were recorded for the years ended December 31, 2006 and 2005, respectively. The income taxes recovered (incurred) were in respect of our U.K. and U.S. subsidiaries.

Minority Interest:

	Year Ended December 31,
	2006	2005	Variance
	(In thousands of U.S. dollars)

Consulting	$—	$—	$—
Reinsurance	(13,208)	(9,700)	(3,508)

Total	$(13,208)	$(9,700)	$(3,508)

We recorded a minority interest in earnings of $13.2 million and $9.7 million for the years ended December 31, 2006 and 2005, respectively, reflecting the 49.9% minority economic interest held by a third party in the earnings from Hillcot and Brampton.

Negative Goodwill:

	Year Ended December 31,
	2006	2005	Variance
	(In thousands of U.S. dollars)

Consulting	$—	$—	$—
Reinsurance	31,038	—	31,038

Total	$31,038	$—	$31,038

Negative goodwill of $31.0 million, net of minority interest of $4.3 million, was recorded for the year ended December 31, 2006 in connection with our acquisitions of Brampton, Cavell and Unione during the year. This amount represents the excess of the cumulative fair value of net assets acquired of $222.9 million over the cost of $187.5 million. This excess has, in accordance with SFAS 141 “Business Combinations,” been recognized as an extraordinary gain in 2006.

The negative goodwill of $4.3 million, net of minority interest, relating to Brampton arose as a result of the income earned by Brampton between the date of the balance sheet on which the agreed purchase price was based, December 31, 2004, and the date the acquisition closed, March 30, 2006. The negative goodwill of $26.7 million relating to the purchases of Cavell and Unione arose primarily as a result of the strategic desire of the vendors to achieve an exit from such operations and, therefore, to dispose of the companies at a discount to fair value.

Liquidity and Capital Resources

As we are a holding company and have no substantial operations of our own, our assets consist primarily of investments in subsidiaries. The potential sources of the cash flows to the holding company consist of dividends, advances and loans from our subsidiary companies.

Our future cash flows depend upon the availability of dividends or other statutorily permissible payments from our subsidiaries. The ability to pay dividends and make other distributions is limited by the applicable laws and regulations of the jurisdictions in which our insurance and reinsurance subsidiaries operate, including Bermuda, the

United Kingdom and Europe, which subject these subsidiaries to significant regulatory restrictions. These laws and regulations require, among other things, certain of our insurance and reinsurance subsidiaries to maintain minimum solvency requirements and limit the amount of dividends and other payments that these subsidiaries can pay to us, which in turn may limit our ability to pay dividends and make other payments. As of December 31, 2007 and 2006, our insurance and reinsurance subsidiaries’ solvency and liquidity were in excess of the minimum levels required. Retained earnings of our insurance and reinsurance subsidiaries are not currently restricted as minimum capital solvency margins are covered by share capital and additional paid-in-capital.

Our capital management strategy is to preserve sufficient capital to enable us to make future acquisitions while maintaining a conservative investment strategy. We believe that restrictions on liquidity resulting from restrictions on the payments of dividends by our subsidiary companies will not have a material impact on our ability to meet our cash obligations.

Our sources of funds primarily consist of the cash and investment portfolios acquired on the completion of the acquisition of an insurance or reinsurance company in run-off. These acquired cash and investment balances are classified as cash provided by investing activities. We expect to use these funds acquired, together with collections from reinsurance debtors, consulting income, investment income and proceeds from sales and redemption of investments, to pay losses and loss expenses, salaries and benefits and general and administrative expenses, with the remainder used for acquisitions, additional investments and, in the past, for dividend payments to shareholders. We expect that our reinsurance segment will have a net use of cash from operations as total net claim settlements and operating expenses will generally be in excess of investment income earned. We expect that our consulting segment operating cash flows will generally be breakeven. We expect our operating cash flows, together with our existing capital base and cash and investments acquired on the acquisition of our insurance and reinsurance subsidiaries, to be sufficient to meet cash requirements and to operate our business. We currently do not intend to pay cash dividends on our ordinary shares.

We maintain a short duration conservative investment strategy whereby, as of March 31, 2008, 69.4% of our cash and fixed income portfolio was held with a maturity of less than one year and 82.6% had maturities of less than five years. Excluding the impact of commutations and any schemes of arrangement, should they be completed, we expect approximately 10.1% of the gross reserves to be settled within one year and approximately 63.9% of the reserves to be settled within five years. However, our strategy of commuting our liabilities has the potential to accelerate the natural payout of losses to less than five years. Therefore, the relatively short-duration investment portfolio is maintained in order to provide liquidity for commutation opportunities and preclude us from having to liquidate longer dated securities. As a result, we do not anticipate having to sell longer dated investments in order to meet future policyholder liabilities. However, if we had to sell a portion of our held-to-maturity portfolio to meet policyholder liabilities we would, at that point, amend the classification of the held-to-maturity portfolio to an available-for-sale portfolio. This reclassification would require the investment portfolio to be recorded at market value as opposed to amortized cost. As of March 31, 2008, such a reclassification would result in an insignificant decrease in the value of our cash and investments, reflecting the unrealized loss position of the held-to-maturity portfolio as of March 31, 2008.

At March 31, 2008, total cash and cash investments were $3.02 billion, compared to $1.80 billion at December 31, 2007. The increase of $1.22 billion was due primarily to cash and investments of $1.32 billion acquired upon the acquisitions of Gordian and Guildhall and upon completion of the Shelbourne RITC transactions.

At December 31, 2007, total cash and investments were $1.80 billion, compared to $1.26 billion at December 31, 2006. The increase of $539.4 million was due primarily to cash and investments of $554.5 acquired upon the acquisition of subsidiaries offset by: 1) net paid losses relating to claims of $20.4 million; and 2) purchase costs of acquisitions, net of external financing, of $52.5 million.

Source of Funds

We primarily generate our cash from the acquisitions we complete. These acquired cash and investment balances are classified as cash provided by investing activities.

We expect that for the reinsurance segment there will be a net use of cash from operations due to total claim settlements and operating expenses being in excess of investment income earned and that for the consulting segment operating cash flows will be breakeven. As a result, the net operating cash flows for us, to expiry, are expected to be negative as we pay out cash in claims settlements and expenses in excess of cash generated via investment income and consulting fees.

Operating

Net cash provided by our operating activities for the three months ended March 31, 2008 was $374.4 million compared to $123.6 million for the three months ended March 31, 2007. This increase in cash flows was attributable to net assets assumed on retro-active reinsurance contracts and higher consulting fee income, partially offset by the purchases of trading security investments held by us and higher general and administrative and interest expenses, for the three months ended March 31, 2008 as compared to the same period in 2007.

Net cash provided by operating activities for the year ended December 31, 2007 was $73.7 million compared to $4.2 million for the year ended December 31, 2006. This increase in cash flows was attributable mainly to reinsurance collections and the sales of trading securities, offset by higher general and administrative expenses and interest expense incurred for the year ended December 31, 2007 as compared to the same period in 2006.

Net cash provided by (used in) operating activities for the year ended December 31, 2006 was $4.2 million compared to $(6.3) million for the year ended December 31, 2005. This increase in cash flows was attributable primarily to higher investment and consulting income, offset by higher general and administrative expenses and interest expense incurred for the year ended December 31, 2006 as compared to the same period in 2005.

Investing

Investing cash flows consist primarily of cash acquired net of acquisitions along with net proceeds on the sale and purchase of investments. Net cash (used in) provided by investing activities was $(243.2) million during the three months ended March 31, 2008 compared to $77.1 million during the three months ended March 31, 2007. The decrease in the cash flows was due to the increase in restricted cash and available-for-sale securities acquired in relation to the acquisition during the three months ended March 31, 2008 and the decrease in cash acquired on purchase of subsidiaries during the three months ended March 31, 2008 as compared to the same period of 2007.

Net cash provided by investing activities was $475.1 million during the year ended December 31, 2007 compared to $179.3 million during the year ended December 31, 2006. The increase in the year was due mainly to the sale and maturity of investments held by us.

Net cash provided by (used in) investing activities was $179.3 million during the year ended December 31, 2006 compared to $(14.1) million during the year ended December 31, 2005. The increase in the year was due primarily to the sale and maturity of investments held by us.

Financing

Net cash provided by financing activities was $354.2 million during the three months ended March 31, 2008 compared to $9.6 million during the three months ended March 31, 2007. Cash provided by financing activities in 2008 was primarily attributable to the combination of the receipt of bank loans and capital contributions by minority interest shareholders relating to the purchase of Guildhall and Gordian and the financing of Shelbourne.

Net cash used in financing activities was $4.5 million during the year ended December 31, 2007 compared to $13.6 million during the year ended December 31, 2006. The decrease in cash used in financing activities was primarily attributable to the combination of redemption of shares and dividends paid during 2006, which did not occur in 2007, and vendor loans offset by the repurchase of our shares during 2007.

Net cash used in financing activities was $13.6 million during the year ended December 31, 2006 compared to $0.8 million during the year ended December 31, 2005. The increase in cash used in our financing activities was attributable primarily to the combination of redemption of shares and dividends paid and vendor loans offset by net loan finance receipts and capital contributions by the minority interest shareholder of a subsidiary.

Investments

As of March 31, 2008 and December 31, 2007, the maturity distribution of our fixed income investment portfolio was as follows:

	March 31, 2008		December 31, 2007
	Amortized		Amortized
	Cost	Fair Value	Cost	Fair Value
	(In thousands of U.S. dollars)

Due within 1 year	$293,559	$293,619	$102,469	$102,346
After 1 through 5 years	394,268	398,663	269,303	272,735
After 5 through 10 years	224,496	229,277	77,486	78,965
After 10 years	182,742	187,006	102,442	102,933

	$1,095,065	$1,108,565	$551,700	$556,979

For more information, see “Business — Investment Portfolio” on page 84.

Long-Term Debt

From time to time we incur long-term debt to fund a portion of the purchase price of acquisitions.

In February 2008, our wholly-owned subsidiary, Cumberland Holdings Limited, or Cumberland, entered into a term facility agreement jointly with a London-based bank and a German bank, or the Cumberland Facility. On March 4, 2008, we drew down AU$215.0 million (approximately $197.5 million) from the Facility A Commitment, or Facility A, and AU$86.0 million (approximately $79.0 million) from the Facility B Commitment, or Facility B, to partially fund the Gordian acquisition.

•	The interest rate on Facility A is LIBOR plus 2%. Facility A is repayable in five years and is secured by a first charge over Cumberland’s shares in Gordian. Facility A contains various financial and business covenants, including limitations on liens on the stock of restricted subsidiaries, restrictions as to the disposition of the stock of restricted subsidiaries and limitations on mergers and consolidations. As of March 31, 2008, all of the financial covenants relating to Facility A were met.

•	The interest rate on Facility B is LIBOR plus 2.75%. Facility B is repayable in six years and is secured by a first charge over Cumberland’s shares in Gordian. Facility B contains various financial and business covenants, including limitations on liens on the stock of restricted subsidiaries, restrictions as to the disposition of the stock of restricted subsidiaries and limitations on mergers and consolidations. As of March 31, 2008, all of the financial covenants relating to Facility B were met.

In February 2008, our wholly-owned subsidiary, Rombalds Limited, or Rombalds, entered into a term facility agreement with a London-based bank, or the Rombalds Facility. On February 28, 2008, we drew down $32.5 million from the Rombalds Facility to partially fund the acquisition of Guildhall. The interest rate on the Rombalds Facility is LIBOR plus 2%. The facility is repayable in five years and is secured by a first charge over Rombalds’ shares in Guildhall. The Rombalds Facility contains various financial and business covenants, including limitations on liens on the stock of restricted subsidiaries, restrictions as to the disposition of the stock of restricted subsidiaries and limitations on mergers and consolidations. As of March 31, 2008, all of the financial covenants relating to the Rombalds Facility were met.

As of the date of this prospectus, we had no other outstanding long-term debt.

Commitments

We have committed to invest up to $100 million in J.C. Flowers II, L.P., or the Flowers Fund. During 2008, we funded a total of $24.4 million of our outstanding capital commitment to the Flowers Fund, bringing our remaining outstanding commitment to the fund to $49.7 million as of March 31, 2008. We intend to use cash on hand to fund our remaining commitment.

On March 28, 2008, we committed to subscribe for our pro-rata share of the rights offering in New NIB Partners L.P., or New NIB. Our total commitment was €5.0 million (approximately $7.9 million) and was paid to New NIB on April 11, 2008. We own approximately 1.6% of New NIB, which owns approximately 79% of NIBC Holding N.V. (formerly, NIB Capital N.V.) and its affiliates, or NIBC.

On March 31, 2008, we guaranteed the obligations of two of our subsidiaries in respect of letters of credit issued on their behalf by London-based banks in the amount of £19.5 million (approximately $38.7 million) in respect of capital commitments to Lloyd’s Syndicate 2008 and insurance contract requirements of one of the subsidiaries. The guarantees will be triggered should losses incurred by the subsidiaries exceed available cash on hand resulting in the letters of credit being drawn. As of the date of this prospectus, we have not recorded any liabilities associated with the guarantees.

We have made a capital commitment of up to $10 million in the GSC European Mezzanine Fund II, LP, or GSC. GSC invests in mezzanine securities of middle and large market companies throughout Western Europe. As of March 31, 2008, the capital contributed to GSC was $5.3 million, with the remaining commitment being $4.7 million. The $10 million represents 8.5% of the total commitments made to GSC.

Aggregate Contractual Obligations

The following table shows our aggregate contractual obligations by time period remaining to due date as of March 31, 2008.

		Less Than	1-3	3-5	More Than
Payments Due by Period:	Total	1 Year	Years	Years	5 Years
		(In millions of U.S. dollars)

Contractual Obligations
Investment commitments	$62.3	$24.6	$35.5	$1.8	$0.4
Operating lease obligations	7.8	1.3	3.6	1.8	1.1
Loan repayments	327.2	19.4	—	229.3	78.5
Gross reserves for losses and loss adjustment expenses	2,700.7	272.1	831.9	620.7	976.0

	$3,098.0	$317.4	$871.0	$853.6	$1,056.0

The amounts included in gross reserves for losses and loss adjustment expenses reflect the estimated timing of expected loss payments on known claims and anticipated future claims. Both the amount and timing of cash flows are uncertain and do not have contractual payout terms. For a discussion of these uncertainties, see “— Critical Accounting Policies — Loss and Loss Adjustment Expenses” on page 33.

We have an accrued liability of approximately $12.5 million for unrecognized tax benefits as of March 31, 2008. We are not able to make reasonably reliable estimates of the period in which any cash settlements that may arise with any of the respective tax authorities would be made. Therefore the liability for unrecognized tax benefits is not included in the table above.

Off-Balance Sheet and Special Purpose Entity Arrangements

At March 31, 2008, we have not entered into any off-balance sheet arrangements.

Quantitative And Qualitative Disclosures About Market Risk

Our balance sheets include a substantial amount of assets and to a lesser extent liabilities whose fair values are subject to market risks. Market risk represents the potential for an economic loss due to adverse changes in the fair value of a financial instrument. Our most significant market risks are primarily associated with changes in interest rates and foreign currency exchange rates. The following provides analysis on the potential effects that these market risk exposures could have on the future earnings.

Interest Rate Risk

We have calculated the effect that an immediate parallel shift in the U.S. interest rate yield curve would have on our investments at March 31, 2008. The modeling of this effect was performed on our investments classified as either trading or available-for-sale, as a shift in the yield curve would not have an impact on our fixed income investments classified as held to maturity because they are carried at purchase cost adjusted for amortization of premiums and discounts. The results of this analysis are summarized in the table below.

Interest Rate Movement Analysis

	Interest Rate Shift in Basis Points
	−50	−25	0	+25	+50
	(In thousands of U.S. dollars)

Total Market Value	$725,690	$677,182	$628,673	$580,164	$531,656
Market Value Change from Base	15.0%	8.0%	0.0%	(8.0)%	(15.0)%
Change in Unrealized Value	$97,017	$48,509	$—	$(48,509)	$(97,017)

As a holder of fixed income securities we also have exposure to credit risk. In an effort to minimize this risk, our investment guidelines have been defined to ensure that the fixed income portfolio is invested in high-quality securities. As of March 31, 2008, approximately 89.9% of our fixed income investment portfolio was rated AA- or better by Standard & Poor’s.

Effects of Inflation

We do not believe that inflation has had a material effect on our consolidated results of operations. Loss reserves are established to recognize likely loss settlements at the date payment is made. Those reserves inherently recognize the anticipated effects of inflation. The actual effects of inflation on our results cannot be accurately known, however, until claims are ultimately resolved.

Foreign Currency Risk

Through our subsidiaries, we conduct business in a variety of non-U.S. currencies, the principal exposures being in the currencies set out in the table below. Assets and liabilities denominated in foreign currencies are exposed to changes in currency exchange rates. As our functional currency is the U.S. Dollar, exchange rate fluctuations may materially impact our results of operations and financial position. We currently do not use foreign currency hedges to manage our foreign currency exchange risk. We, where possible, manage our exposure to foreign currency exchange risk by broadly matching our non-U.S. Dollar denominated assets against our non-U.S. Dollar denominated liabilities. This matching process is done quarterly in arrears and therefore any mismatches occurring in the period may give rise to foreign exchange gains and losses, which could adversely affect our operating results. We are, however, required to maintain assets in non-U.S. Dollars to meet certain local country branch requirements, which restricts our ability to manage these exposures through the matching of our assets and liabilities.

The table below summarizes our gross and net exposure as of March 31, 2008 to foreign currencies:

	GBP	Euro	AUD	CDN	Other	Total
	(In millions of U.S. dollars)

Total Assets	$1,087.6	$146.7	$221.7	$18.4	$25.0	$1,499.4
Total Liabilities	900.0	143.7	89.8	7.3	24.4	1,165.2

Net Foreign Currency Exposure	$187.6	$3.0	$131.9	$11.1	$0.6	$334.2

Excluding any tax effects, as of March 31, 2008, a 10% change in the U.S. Dollar relative to the other currencies held by us would have resulted in a $33.4 million change in the net assets held by us.

BUSINESS

Company Overview

We were formed in August 2001 under the laws of Bermuda to acquire and manage insurance and reinsurance companies in run-off, and to provide management, consulting and other services to the insurance and reinsurance industry. Since our formation, we, through our subsidiaries, have completed several acquisitions of insurance and reinsurance companies and are now administering those businesses in run-off. Insurance and reinsurance companies we acquire that are in run-off no longer underwrite new policies. In addition, we provide management and consultancy services, claims inspection services and reinsurance collection services to our affiliates and third-party clients for both fixed and success-based fees.

Our primary corporate objective is to grow our tangible net book value. We believe growth in our tangible net book value is driven primarily by growth in our net earnings, which is in turn partially driven by successfully completing new acquisitions.

We evaluate each opportunity presented by carefully reviewing the portfolio’s risk exposures, claim practices, reserve requirements and outstanding claims, and seek an appropriate discount and/or seller indemnification to reflect the uncertainty contained in the portfolio’s reserves. Based on this initial analysis, we can determine if a company or portfolio of business would add value to our current portfolio of run-off business. If we determine to pursue the purchase of a company in run-off, we then proceed to price the acquisition in a manner we believe will result in positive operating results based on certain assumptions including, without limitation, our ability to favorably resolve claims, negotiate with direct insureds and reinsurers, and otherwise manage the nature of the risks posed by the business.

Initially, at the time we acquire a company in run-off, we estimate the fair value of liabilities acquired based on external actuarial advice, as well as our own views of the exposures assumed. While we earn a larger share of our total return on an acquisition from commuting the liabilities that we have assumed, we also try to maximize reinsurance recoveries on the assumed portfolio.

In the primary (or direct) insurance business, the insurer assumes risk of loss from persons or organizations that are directly subject to the given risks. Such risks may relate to property, casualty, life, accident, health, financial or other perils that may arise from an insurable event. In the reinsurance business, the reinsurer agrees to indemnify an insurance or reinsurance company, referred to as the ceding company, against all or a portion of the insurance risks arising under the policies the ceding company has written or reinsured. When an insurer or reinsurer stops writing new insurance business, either entirely or with respect to a particular line of business, the insurer, reinsurer, or the line of discontinued business is in run-off.

In recent years, the insurance industry has experienced significant consolidation. As a result of this consolidation and other factors, the remaining participants in the industry often have portfolios of business that are either inconsistent with their core competency or provide excessive exposure to a particular risk or segment of the market (i.e., property/casualty, asbestos, environmental, director and officer liability, etc.). These non-core and/or discontinued portfolios are often associated with potentially large exposures and lengthy time periods before resolution of the last remaining insured claims resulting in significant uncertainty to the insurer or reinsurer covering those risks. These factors can distract management, drive up the cost of capital and surplus for the insurer or reinsurer, and negatively impact the insurer’s or reinsurer’s credit rating, which makes the disposal of the unwanted company or portfolio an attractive option. Alternatively, the insurer may wish to maintain the business on its balance sheet, yet not divert significant management attention to the run-off of the portfolio. The insurer or reinsurer, in either case, is likely to engage a third party, such as us, that specializes in run-off management to purchase the company or portfolio, or to manage the company or portfolio in run-off.

In the sale of a run-off company, a purchaser, such as us, typically pays a discount to the book value of the company based on the risks assumed and the relative value to the seller of no longer having to manage the company in run-off. Such a transaction can be beneficial to the seller because it receives an up-front payment for the company, eliminates the need for its management to devote any attention to the disposed company and removes the risk that the established reserves related to the run-off business may prove to be inadequate. The seller is also able to redeploy its management and financial resources to its core businesses.

Alternatively, if the insurer or reinsurer hires a third party, such as us, to manage its run-off business, the insurer or reinsurer will, unlike in a sale of the business, receive little or no cash up front. Instead, the management arrangement may provide that the insurer or reinsurer will retain the profits, if any, derived from the run-off with certain incentive payments allocated to the run-off manager. By hiring a run-off manager, the insurer or reinsurer can outsource the management of the run-off business to experienced and capable individuals, while allowing its own management team to focus on the insurer’s or reinsurer’s core businesses. Our desired approach to managing run-off business is to align our interests with the interests of the owners through both fixed management fees and certain incentive payments. Under certain management arrangements to which we are a party, however, we receive only a fixed management fee and do not receive any incentive payments.

Following the purchase of a run-off company or the engagement to manage a run-off company or portfolio of business, it is incumbent on the new owner or manager to conduct the run-off in a disciplined and professional manner in order to efficiently discharge the liabilities associated with the business while preserving and maximizing its assets. Our approach to managing our acquired companies in run-off, as well as run-off companies or portfolios of businesses on behalf of third-party clients, includes negotiating with third-party insureds and reinsureds to commute their insurance or reinsurance agreement for an agreed upon up-front payment by us, or the third-party client, and to more efficiently manage payment of insurance and reinsurance claims. We attempt to commute policies with direct insureds or reinsureds in order to eliminate uncertainty over the amount of future claims. Commutations and policy buy-backs provide an opportunity for the company to exit exposures to certain policies and insureds generally at a discount to the ultimate liability and provide the ability to eliminate exposure to further losses. Such a strategy also contributes to the reduction in the length of time and future cost of the run-off.

Following the acquisition of a company in run-off, or new consulting engagement, we will spend time analyzing the acquired exposures and reinsurance receivables on a policyholder-by-policyholder basis. This analysis enables us to identify those policyholders and reinsurers we wish to approach to discuss commutation or policy buy-back. Furthermore, following the acquisition of a company in run-off, or new consulting engagement, we will often be approached by policyholders or reinsurers requesting commutation or policy buy-back. In these instances we will also carry out a full analysis of the underlying exposures in order to determine the viability of a proposed commutation or policy buy-back. From the initial analysis of the underlying exposures it may take several months, or even years, before a commutation or policy buy-back is completed. In a number of cases, if we and the policyholder or reinsurer are unable to reach a commercially acceptable settlement, the commutation or policy buy-back may not be achievable, in which case we will continue to settle valid claims from the policyholder, or collect reinsurance receivables from the reinsurer, as they become due.

Insureds and reinsureds are often willing to commute with us, subject to receiving an acceptable settlement, as this provides certainty of recovery of what otherwise may be claims that are disputed in the future, and often provides a meaningful up-front cash receipt that, with the associated investment income, can provide funds to meet future claim payments or even commutation of their underlying exposure. Therefore, subject to negotiating an acceptable settlement, all of our insurance and reinsurance liabilities and reinsurance receivables are able to be either commuted or settled by way of policy buy-back over time. Many sellers of companies that we acquire have secure claims paying ratings and ongoing underwriting relationships with insureds and reinsureds, which often hinders their ability to commute the underlying insurance or reinsurance policies. Our lack of claims paying rating and our lack of potential conflicts with insureds and reinsureds of companies we acquire provides a greater ability to commute the newly acquired policies than that of the sellers.

We also attempt, where appropriate, to negotiate favorable commutations with reinsurers by securing the receipt of a lump-sum settlement from the reinsurer in complete satisfaction of the reinsurer’s liability in respect of any future claims. We, or the third-party client, are then fully responsible for any claims in the future. We typically invest proceeds from reinsurance commutations with the expectation that such investments will produce income, which, together with the principal, will be sufficient to satisfy future obligations with respect to the acquired company or portfolio.

Competitive Strengths

We believe that our competitive strengths have enabled us, and will continue to enable us, to capitalize on the opportunities that exist in the run-off market. These strengths include:

•	Experienced Management Team with Proven Track Record. Dominic F. Silvester, our Chief Executive Officer, Paul J. O’Shea and Nicholas A. Packer, our Executive Vice Presidents and Joint Chief Operating Officers, Richard J. Harris, our Chief Financial Officer, and John J. Oros, our Executive Chairman, each have over 19 years of experience in the insurance, reinsurance or financial services industries. The extensive depth and knowledge of our management team provides us with the ability to identify, select and price companies and portfolios in run-off and to successfully manage those companies and portfolios.

•	Disciplined Approach to Acquisitions and Claims Management. We believe in generating profits through a disciplined, conservative approach to both acquisitions and claims management. We closely analyze new business opportunities to determine a company’s inherent value and our ability to profitably manage that company or a portfolio of that company in run-off. We believe that our review and claims management process, combined with management of global exposures across our acquired businesses, allows us to price acquisitions on favorable terms and to profitably run off the companies and portfolios that we acquire and manage.

•	Long-Standing Market Relationships. Our management team has well-established personal relationships across the insurance and reinsurance industry. We use these market relationships to identify and source business opportunities. We have also relied on those market relationships to establish ourselves as a leader in the run-off market.

•	Highly Qualified, Experienced and Ideally Located Employee Base. We have been successful in recruiting a highly qualified team of experienced claims, reinsurance, financial, actuarial and legal staff in major insurance and reinsurance centers, including Bermuda, the United Kingdom, the United States and Australia. We believe the quality and breadth of experience of our staff enable us to extract value from our acquired businesses and to offer a wide range of professional services to the industry.

•	Financial Strength and Disciplined Investment Approach. As of March 31, 2008, we had approximately $464.8 million of shareholders’ equity. We have maintained a strong balance sheet by following conservative investment practices while seeking appropriate returns. As of March 31, 2008, approximately 91% of our invested assets were invested in fixed maturity securities, 98.7% of which were investment grade and 50.9% of which were government securities. This financial strength allows us to aggressively price acquisitions that fit within our core competency. We believe that our financial strength has allowed us to be recognized as a leader in the acquisition and management of run-off companies and portfolios. Our conservative approach to managing our balance sheet reflects our commitment to maintaining our financial strength.

Strategy

We intend to maximize our growth in tangible net book value by using the following strategies:

•	Solidify Our Leadership Position in the Run-Off Market by Leveraging Management’s Experience and Relationships. We intend to continue to utilize the extensive experience and significant relationships of our senior management team to solidify our position as a leader in the run-off segment of the insurance and reinsurance market. The experience and reputation of our management team is expected to generate opportunities for us to acquire or manage companies and portfolios in run-off, and to price effectively the acquisition or management of such businesses. Most importantly, we believe the experience of our management team will continue to allow us to manage the run-off of such businesses efficiently and profitably.

•	Professionally Manage Claims. We are professional and disciplined in managing claims against companies and portfolios we own or manage. Our management understands the need to dispose of certain risks expeditiously and cost-effectively by constantly analyzing changes in the market and efficiently settling claims with the assistance of our experienced claims adjusters and in-house and external legal counsel. When we acquire or begin managing a company or portfolio, we initially determine which claims are valid through the use of experienced in-house adjusters and claims experts. We pay valid claims on a timely basis, while relying on well-documented policy terms and exclusions where applicable and litigation when necessary to defend against paying invalid claims under existing policies and reinsurance agreements.

•	Commute Assumed Liabilities and Ceded Reinsurance Assets. Using detailed analysis and actuarial projections, we negotiate with the policyholders of the insurance and reinsurance companies or portfolios we own or manage with a goal of commuting insurance and reinsurance liabilities for one or more agreed upon payments at a discount to the ultimate liability. Such commutations can take the form of policy buy-backs and structured settlements over fixed periods of time. By acquiring companies that are direct insurers, reinsurers or both, we are able to negotiate favorable entity-wide commutations with reinsurers that would not be possible if our subsidiaries had remained independent entities. We also negotiate with reinsurers to commute their reinsurance agreements providing coverage to our subsidiaries on terms that we believe to be favorable based on then-current market knowledge. We invest the proceeds from reinsurance commutations with the expectation that such investments will produce income, which, together with the principal, will be sufficient to satisfy future obligations with respect to the acquired company or portfolio.

•	Continue to Commit to Highly Disciplined Acquisition, Management and Reinsurance Practices. We utilize a disciplined approach to minimize risk and increase the probability of positive operating results from companies and portfolios we acquire or manage. We carefully review acquisition candidates and management engagements for consistency with accomplishing our long-term objective of producing positive operating results. We focus our investigation on risk exposures, claims practices and reserve requirements. In particular, we carefully review all outstanding claims and case reserves, and follow a highly disciplined approach to managing allocated loss adjustment expenses, such as the cost of defense counsel, expert witnesses and related fees and expenses.

•	Manage Capital Prudently. We pursue prudent capital management relative to our risk exposure and liquidity requirements to maximize profitability and long-term growth in shareholder value. Our capital management strategy is to deploy capital efficiently to acquisitions and to establish, and re-establish when necessary, adequate loss reserves to protect against future adverse developments.

Recent Acquisitions

On June 16, 2006, our indirect subsidiary, Virginia Holdings Ltd., entered into a definitive agreement with Dukes Place Holdings, L.P., a portfolio company of GSC European Mezzanine Fund II, L.P., for the purchase of 44.4% of the outstanding capital stock of Stonewall Acquisition Corporation. Stonewall Acquisition Corporation is the parent of two Rhode Island-domiciled insurers, Stonewall and Seaton, both of which are in run-off. The purchase price is $20.4 million. On May 27, 2008, the Rhode Island Department of Business Regulation issued an order approving the proposed acquisition. The acquisition was completed on June 13, 2008 and was funded from available cash on hand.

On March 5, 2008, we completed the acquisition of AMP Limited’s, or AMP’s, Australian-based closed reinsurance and insurance operations, or Gordian. The purchase price, including acquisition expenses, of AU$436.9 million (approximately $405.4 million) was financed by approximately AU$301 million (approximately $276.5 million), including an arrangement fee of AU$4.5 million (approximately $4.2 million), from bank financing provided jointly by a London-based bank and a German bank in which the Flowers Fund is a significant shareholder; approximately AU$41.6 million (approximately $39.5 million) from the Flowers Fund, by way of non-voting equity participation; and approximately AU$98.7 million (approximately $93.6 million) from available cash on hand. The interest rate on the bank loan is LIBOR plus 2.2% and is repayable within six years.

The Flowers Fund is a private investment fund advised by J.C. Flowers & Co. LLC. J. Christopher Flowers, a member of our board of directors and one of our largest shareholders, is the founder and Managing Member of J.C. Flowers & Co. LLC. John J. Oros, our Executive Chairman and a member of our board of directors, is a Managing Director of J.C. Flowers & Co LLC. Mr. Oros splits his time between J.C. Flowers & Co. LLC and us.

On February 29, 2008, we completed the acquisition of Guildhall Insurance Company Limited, or Guildhall, a U.K.-based insurance and reinsurance company that has been in run-off since 1986. The purchase price, including acquisition expenses, of approximately £33.4 million (approximately $65.9 million) was financed by the drawdown of approximately £16.5 million (approximately $32.5 million) from a U.S. dollar facility loan agreement with a London-based bank; approximately £5.0 million (approximately $10.0 million) from the Flowers Fund, by way of non-voting equity participation; and approximately £11.9 million (approximately $23.5 million) from available cash on hand. The interest rate on the bank loan is LIBOR plus 2% and is repayable within five years.

In December 2007, we, in conjunction with JCF FPK I L.P., or JCF FPK, and a newly-hired executive management team formed Shelbourne Group Limited, or Shelbourne, to invest in Reinsurance to Close or “RITC” transactions (the transferring of liabilities from one Lloyd’s Syndicate to another) with Lloyd’s of London insurance and reinsurance syndicates in run-off. JCF FPK is a joint investment program between Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC, or FPK, and the Flowers Fund. Shelbourne is a holding company of a Lloyd’s Managing Agency, Shelbourne Syndicate Services Limited. We own 50.1% of Shelbourne, which in turn owns 100% of Shelbourne Syndicate Services Limited, the Managing Agency for Lloyd’s Syndicate 2008, a syndicate approved by Lloyd’s of London on December 16, 2007 to undertake RITC transactions with Lloyd’s syndicates in run-off. In February 2008, Lloyd’s Syndicate 2008 entered into RITC agreements with four Lloyd’s syndicates with total gross insurance reserves of approximately $471.2 million.

On February 29, 2008, we funded our capital commitment of approximately £36.0 million (approximately $72.0 million) by way of a letter of credit issued by a London-based bank to Lloyd’s Syndicate 2008. The letter of credit was secured by a parental guarantee from us in the amount of £12.0 million (approximately $24.0 million); approximately £11.0 million (approximately $22.0 million) from the Flowers Fund (acting in its own capacity and not through JCF FPK), by way of a non-voting equity participation; and approximately £13.0 million (approximately $26.0 million) from available cash on hand. JCF FPK’s capital commitment to Lloyd’s Syndicate 2008 is approximately £14.0 million (approximately $28.0 million). In addition, an affiliate of the Flowers Fund controls approximately 41% of FPK.

On August 28, 2007, we completed the acquisition of Marlon Insurance Company Limited, a reinsurance company in run-off, and Marlon Management Services Limited for total consideration of approximately $31.2 million, which was funded by $15.3 million borrowed under a facility loan agreement with a London-based bank and available cash on hand. Marlon Insurance Company Limited and Marlon Management Services Limited, together referred to herein as Marlon, are both U.K.-based companies. In February 2008, the facility loan was repaid in full.

On June 12, 2007, we completed the acquisition of Tate & Lyle Reinsurance Ltd., or Tate & Lyle, for total consideration of approximately $5.9 million. Tate & Lyle is a Bermuda-based reinsurance company.

On February 23, 2007, we, through Oceania Holdings Ltd, our wholly-owned subsidiary, completed the acquisition of Inter-Ocean Holdings Ltd., or Inter-Ocean. The total purchase price was approximately $57.5 million, which was funded by $26.8 million borrowed under a facility loan agreement with a London-based bank and available cash on hand. Inter-Ocean owns two reinsurers, one based in Bermuda and one based in Ireland. Both of these companies wrote international reinsurance and had in place retrocessional policies providing for the full reinsurance of all of the risks they assumed. In October 2007, Oceania repaid its bank debt in full.

On January 31, 2007, we completed the Merger of CWMS Subsidiary Corp., or CWMS, with and into The Enstar Group, Inc., or EGI, and, as a result, EGI, renamed Enstar USA, Inc., is now our wholly-owned subsidiary. Prior to the Merger, EGI owned approximately 32% economic and 50% voting interests in us. As a result of the completion of the Merger, B.H. Acquisition is now our wholly-owned subsidiary.

In November 2006, we, through Virginia Holdings Ltd., or Virginia, purchased Unione Italiana (U.K.) Reinsurance Company Limited, or Unione, a U.K. company, for approximately $17.2 million. Unione underwrote business from the 1940’s though to 1995. Prior to acquisition, Unione closed the majority of its portfolio by way of a solvent scheme of arrangement in the U.K. Unione’s remaining business is a portfolio of international insurance and reinsurance which has been in run-off since 1971.

In October 2006, we, through our subsidiary Virginia, purchased Cavell Holdings Limited (U.K.), or Cavell, for approximately £31.8 million (approximately $59.5 million). Cavell owns a U.K. reinsurance company and a Norwegian reinsurer, both of which wrote portfolios of international reinsurance business and went into run-off in 1993 and 1992, respectively. The purchase price was funded by $24.5 million borrowed under a facility loan agreement with a London-based bank and available cash on hand. In February 2008, Virginia repaid its bank debt in full.

In March 2006, we and Shinsei Bank Limited, or Shinsei, through Hillcot, completed the acquisition of Aioi Insurance Company of Europe Limited, or Aioi Europe, a London-based subsidiary of Aioi Insurance Company, Limited. Aioi Europe has underwritten general insurance and reinsurance business in Europe for its own account from 1982 until 2002 when it generally ceased underwriting and placed its general insurance and reinsurance business into run-off. The aggregate purchase price paid for Aioi Europe was £62 million (approximately $108.9 million), with £50 million in cash paid upon the closing of the transaction and £12 million in the form of a promissory note, payable twelve months from the date of the closing. Upon completion of the transaction, Aioi Europe changed its name to Brampton Insurance Company Limited. We recorded an extraordinary gain of approximately $4.3 million, net of minority interest, in 2006 relating to the excess of the fair value of the net assets acquired over the cost of this acquisition. In April 2006, Hillcot Holdings Limited borrowed approximately $44 million from a London-based bank to partially assist with the financing of the Aioi Europe acquisition. Following a repurchase by Aioi Europe of its shares valued at £40 million in May 2006, Hillcot repaid the promissory note and reduced the bank borrowing to $19.2 million, which is repayable in April 2010.

In May 2005, we, through one of our subsidiaries, purchased Fieldmill Insurance Company Limited (formerly known as Harleysville Insurance Company (UK) Limited) for approximately $1.4 million.

Management of Run-Off Portfolios

We are a party to several management engagements pursuant to which we have agreed to manage the run-off portfolios of third parties. Such arrangements are advantageous for third-party insurers because they allow a third-party insurer to focus their management efforts on their core competency while allowing them to maintain the portfolio of business on their balance sheet. In addition, our expertise in managing portfolios in run-off allows the third-party insurer the opportunity to potentially realize positive operating results if we achieve our objectives in management of the run-off portfolio. We specialize in the collection of reinsurance receivables through our subsidiary Kinsale Brokers Limited. Through our subsidiaries, Enstar (US) Inc. (formerly Castlewood (US) Inc.) and Cranmore Adjusters Limited, we also specialize in providing claims inspection services whereby we are engaged by third-party insurance and reinsurance providers to review certain of their existing insurance and reinsurance exposures, relationships, policies and/or claims history.

Our primary objective in structuring our management arrangements is to align the third-party insurer’s interests with our interests. Consequently, management agreements typically are structured so that we receive fixed fees in connection with the management of the run-off portfolio and also typically receive certain incentive payments based on a portfolio’s positive operating results.

Management Agreements

We have eight management agreements with third-party clients to manage certain run-off portfolios with gross loss reserves, as of December 31, 2007, of approximately $1.7 billion. The fees generated by these engagements include both fixed and incentive-based remuneration based on our success in achieving certain objectives. These agreements do not include the recurring engagements managed by our claims inspection and reinsurance collection subsidiaries, Cranmore Adjusters Limited and Kinsale Brokers Limited, respectively.

Claims Management and Administration

An integral factor to our success is our ability to analyze, administer, manage and settle claims and related expenses, such as loss adjustment expenses. Our claims teams are located in different offices within our organization and provide global claims support. We have implemented effective claims handling guidelines along with claims reporting and control procedures in all of our claims units. To ensure that claims are appropriately handled and reported in accordance with these guidelines, all claims matters are reviewed regularly, with all material claims matters being circulated to and authorized by management prior to any action being taken.

When we receive notice of a claim, regardless of size and regardless of whether it is a paid claim request or a reserve advice, it is reviewed and recorded within its claims system, reserving our rights where appropriate. Claims reserve movements and payments are reviewed daily, with any material movements being reported to management for review. This enables “flash reporting” of significant events and potential insurance or reinsurance losses to be communicated to senior management worldwide on a timely basis irrespective from which geographical location or business unit location the exposure arises.

We are also able to efficiently manage claims and obtain savings through our extensive relationships with defense counsel (both in-house and external), third-party claims administrators and other professional advisors and experts. We have developed relationships and protocols to reduce the number of outside counsel by consolidating claims of similar types and complexity with experienced law firms specializing in the particular type of claim. This approach has enabled us to more efficiently manage outside counsel and other third parties, thereby reducing expenses, and to establish closer relationships with ceding companies.

When appropriate, we negotiate with direct insureds to buy back policies either on favorable terms or to mitigate against existing and/or potential future indemnity exposures and legal costs in an uncertain and constantly evolving legal environment. We also pursue commutations on favorable terms with ceding companies of reinsurance business in order to realize savings or to mitigate against potential future indemnity exposures and legal costs. Such buy-backs and commutations typically eliminate all past, present and future liability to direct insureds and reinsureds in return for a lump sum payment.

With regard to reinsurance receivables, we manage cash flow by working with reinsurers, brokers and professional advisors to achieve fair and prompt payment of reinsured claims, taking appropriate legal action to secure receivables where necessary. We also attempt where appropriate to negotiate favorable commutations with our reinsurers by securing a lump sum settlement from reinsurers in complete satisfaction of the reinsurer’s past, present and future liability in respect of such claims. Properly priced commutations reduce the expense of adjusting direct claims and pursuing collection of reinsurance receivables (both of which may often involve extensive legal expense), realize savings, remove the potential future volatility of claims and reduce required regulatory capital.

Reserves for Unpaid Losses and Loss Adjustment Expense

Applicable insurance laws and generally accepted accounting practices require us to maintain reserves to cover our estimated losses under insurance policies that we have assumed and for loss adjustment expense, or LAE, relating to the investigation, administration and settlement of policy claims. Our LAE reserves consist of both reserves for allocated loss adjustment expenses, or ALAE, and for unallocated loss adjustment expenses, or ULAE. ALAE are linked to the settlement of an individual claim or loss, whereas ULAE reserve is based on our estimates of future costs to administer the claims.

We and our subsidiaries establish losses and LAE reserves for individual claims by evaluating reported claims on the basis of:

•	our knowledge of the circumstances surrounding the claim;

•	the severity of the injury or damage;

•	the jurisdiction of the occurrence;

•	the potential for ultimate exposure;

•	the type of loss; and

•	our experience with the line of business and policy provisions relating to the particular type of claim.

Because a significant amount of time can lapse between the assumption of risk, the occurrence of a loss event, the reporting of the event to an insurance or reinsurance company and the ultimate payment of the claim on the loss event, the liability for unpaid losses and LAE is based largely upon estimates. Our management must use considerable judgment in the process of developing these estimates. The liability for unpaid losses and LAE for property and casualty business includes amounts determined from loss reports on individual cases and amounts for losses incurred but not reported, or IBNR. Such reserves, including IBNR reserves, are estimated by management based upon loss reports received from ceding companies, supplemented by our own estimates of losses for which no ceding company loss reports have yet been received.

In establishing reserves, management also considers actuarial estimates of ultimate losses. Our actuaries employ generally accepted actuarial methodologies and procedures to estimate ultimate losses and loss expenses.

Our loss reserves are largely related to casualty exposures including latent exposures primarily relating to asbestos and environmental, or A&E, as discussed below. In establishing the reserves for unpaid claims, management considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, reserves are established to cover loss development related to both known and unasserted claims.

The estimation of unpaid claim liabilities is subject to a high degree of uncertainty for a number of reasons. Unpaid claim liabilities for property and casualty exposures in general are impacted by changes in the legal environment, jury awards, medical cost trends and general inflation. Moreover, for latent exposures in particular, developed case law and adequate claims history do not exist. There is significant coverage litigation involved with these exposures which creates further uncertainty in the estimation of the liabilities. Therefore, for these types of exposures, it is especially unclear whether past claim experience will be representative of future claim experience. Ultimate values for such claims cannot be estimated using reserving techniques that extrapolate losses to an ultimate basis using loss development factors, and the uncertainties surrounding the estimation of unpaid claim liabilities are not likely to be resolved in the near future. There can be no assurance that the reserves established by us will be adequate or will not be adversely affected by the development of other latent exposures. The actuarial methods used to estimate ultimate loss and ALAE for our latent exposures are discussed below.

For the non-latent loss exposures, a range of traditional loss development extrapolation techniques is applied. Incremental paid and incurred loss development methodologies are the most commonly used methods. Traditional cumulative paid and incurred loss development methods are used where inception-to-date, cumulative paid and reported incurred loss development history is available. These methods assume that groups of losses from similar exposures will increase over time in a predictable manner. Historical paid and incurred loss development experience is examined for earlier underwriting years to make inferences about how later underwriting years’ losses will develop. Where company-specific loss information is not available or not reliable, industry loss development information published by reliable industry sources such as the Reinsurance Association of America is considered.

The reserving process is intended to reflect the impact of inflation and other factors affecting loss payments by taking into account changes in historical payment patterns and perceived trends. However, there is no precise method for the subsequent evaluation of the adequacy of the consideration given to inflation, or to any other specific factor, or to the way one factor may affect another.

The loss development tables below show changes in our gross and net loss reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year. The estimate is increased or decreased as more information becomes known about the frequency and severity of losses for individual years. A redundancy means the original estimate was higher than the current estimate; a deficiency means that the current estimate is higher than the original estimate. The first table shows, in the first section of the table, our gross reserve for unpaid losses (including IBNR losses) and LAE. The second table shows, in the first section of the table, our reserve for unpaid losses (including IBNR losses) and LAE net of reinsurance. The second section of each table shows our re-estimates of the reserve in later years. The third section of each table shows the cumulative amounts of losses paid as of the end of each succeeding year. The “cumulative redundancy” line in each table represents, as of the date indicated, the difference between the latest re-estimated liability and the reserves as originally estimated.

Gross Loss and Loss
Adjustment Expense	Year Ended December 31,
Reserves	2001	2002	2003	2004	2005	2006	2007
	(In thousands of U.S. dollars)

Reserves assumed	$419,717	$284,409	$381,531	$1,047,313	$806,559	$1,214,419	$1,591,449
1 year later	348,279	302,986	365,913	900,274	909,984	1,227,427
2 years later	360,558	299,281	284,583	1,002,773	916,480
3 years later	359,771	278,020	272,537	1,012,483
4 years later	332,904	264,040	243,692
5 years later	316,257	242,278
6 years later	294,945

	Year Ended December 31,
Gross Paid Losses	2001	2002	2003	2004	2005	2006	2007
	(In thousands of U.S. dollars)

1 year later	$97,036	$43,721	$19,260	$110,193	$117,666	$90,185
2 years later	123,844	64,900	43,082	226,225	198,407
3 years later	142,282	84,895	61,715	305,913
4 years later	160,193	101,414	75,609
5 years later	174,476	110,155
6 years later	181,800
Reserve Redundancy/ (Deficiency)	$124,772	$42,131	$137,839	$34,830	$(109,921)	$(13,008)

Net Loss and Loss
Adjustment Expense	Year Ended December 31,
Reserves	2001	2002	2003	2004	2005	2006	2007
	(In thousands of U.S. dollars)

Reserves assumed	$224,507	$184,518	$230,155	$736,660	$593,160	$872,259	$1,163,485
1 year later	190,768	176,444	220,712	653,039	590,153	875,636
2 years later	176,118	178,088	164,319	652,195	586,059
3 years later	180,635	138,251	149,980	649,355
4 years later	135,219	129,923	136,611
5 years later	124,221	119,521
6 years later	114,375

	Year Ended December 31,
Net Paid Losses	2001	2002	2003	2004	2005	2006	2007
	(In thousands of U.S. dollars)

1 year later	$38,634	$10,557	$11,354	$78,488	$79,398	$43,896
2 years later	32,291	24,978	6,312	161,178	125,272
3 years later	44,153	17,304	9,161	206,351
4 years later	34,483	24,287	(1,803)
5 years later	39,232	9,686
6 years later	23,309
Reserve Redundancy/ (Deficiency)	$110,132	$64,997	$93,544	$87,304	$7,101	$(3,377)

The $13.0 million gross deficiency arising in 2007 on gross reserves carried at December 31, 2006 is comprised of $44.3 million deficiency on one of our subsidiaries offset by $31.3 million redundancy in our remaining insurance and reinsurance entities. This subsidiary benefits from substantial reinsurance protection such that the $44.3 million gross deficiency is reduced to a $2.1 million net deficiency.

The following table provides a reconciliation of the liability for losses and LAE, net of reinsurance ceded:

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(In thousands of U.S. dollars)

Net reserves for losses and loss adjustment expenses, beginning of period	$1,163,485	$872,259	$872,259	$593,160	$736,660	$230,155	$184,518
Incurred related to prior years	685	2,510	(24,482)	(31,927)	(96,007)	(13,706)	(24,044)
Paids related to prior years	3,375	523	(20,422)	(75,293)	(69,007)	(19,019)	(4,094)
Effect of exchange rate movement	9,413	1,361	18,625	24,856	3,652	4,124	10,575
Retroactive reinsurance contracts assumed	394,913	—
Acquired on acquisition of subsidiaries	465,887	428,921	317,505	361,463	17,862	535,106	63,200

Net reserves for losses and loss adjustment expenses, end of period	$2,037,758	$1,305,574	$1,163,485	$872,259	$593,160	$736,660	$230,155

In the table above, incurred losses and loss adjustment expenses related to prior years represents changes in estimates of prior period net loss and loss adjustment expense liabilities comprising net incurred loss movements during a period and changes in estimates of net IBNR liabilities. Net incurred loss movements during a period comprise increases or reductions in specific case reserves advised during the period to us by our policyholders and attorneys, or by us to our reinsurers, less claims settlements made during the period by us to our policyholders, plus claim receipts made to us by our reinsurers. Prior period estimates of net IBNR liabilities may change as our management considers the combined impact of commutations, policy buy-backs, settlement of losses on carried reserves and the trend of incurred loss development compared to prior forecasts. The trend of incurred loss development in any period comprises the movement in net case reserves less net claims settled during the period. See “— Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Loss and Loss Adjustment Expenses” on page 33 for an explanation of how the loss reserving methodologies are applied to the movement, or development, of net incurred losses during a period to estimate IBNR liabilities.

Commutations provide an opportunity for us to exit exposures to entire policies with insureds and reinsureds at a discount to the previously estimated ultimate liability. Our internal and external actuaries eliminate all prior historical loss development that relates to commuted exposures and apply their actuarial methodologies to the remaining aggregate exposures and revised historical loss development information to reassess estimates of ultimate liabilities.

Policy buy-backs provide an opportunity for us to settle individual policies and losses usually at a discount to carried advised loss reserves. As part of our routine claims settlement operations, claims will settle at either below or above the carried advised loss reserve. The impact of policy buy-backs and the routine settlement of claims updates historical loss development information to which actuarial methodologies are applied often resulting in revised estimates of ultimate liabilities. Our actuarial methodologies include industry benchmarking which, under certain methodologies (discussed further under ‘‘— Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” on page 33), compares the trend of our loss development to that of the industry. To the extent that the trend of our loss development compared to the industry changes in any period, it is likely to have an impact on the estimate of ultimate liabilities.

Three Months Ended March 31, 2008

The net increase in loss and loss adjustment expense liabilities for the three months ended March 31, 2008 and 2007 were $0.7 million and $2.5 million, respectively. For 2008, the increase was attributable to an increase in bad debt provisions of $1.3 million, the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $6.5 million, partially offset by the reduction in estimates of loss adjustment expense liabilities of $7.1 million, to reflect 2008 run-off activity. For 2007, the increase was attributable to an increase in estimates of ultimate losses of $2.2 million, the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $5.6 million, partially offset by the reduction in estimates of loss adjustment expense liabilities of $5.3 million to reflect 2007 run-off activity. The increase in estimates of ultimate losses of $2.2 million resulted from the commutation of one of our largest reinsurance receivables.

Year Ended December 31, 2007

Net reduction in loss and loss adjustment expense liabilities for the year ended December 31, 2007 was $24.5 million, excluding the impacts of adverse foreign exchange rate movements of $18.6 million and including both net reduction in loss and loss adjustment expense liabilities of $9.0 million relating to companies acquired during the year and premium and commission adjustments triggered by incurred losses of $0.3 million.

The net reduction in loss and loss adjustment expense liabilities for 2007 of $24.5 million was attributable to a reduction in estimates of net ultimate losses of $30.7 million and a reduction in estimates of loss adjustment expense liabilities of $22.0 million, relating to 2007 run-off activity, partially offset by an increase in aggregate provisions for bad debt of $1.7 million, primarily relating to companies acquired in 2006, and the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $26.5 million.

The reduction in estimates of net ultimate losses of $30.7 million comprised net adverse incurred loss development of $1.0 million offset by reductions in estimates of IBNR reserves of $31.7 million. An increase in estimates of net ultimate losses of $2.1 million relating to one of our insurance entities was offset by reductions in estimates of net ultimate losses of $32.8 million in our remaining insurance and reinsurance entities.

The net adverse incurred loss development of $1.0 million and reductions in IBNR reserves of $31.7 million, respectively, comprised the following:

(i) net adverse incurred loss development in one of our reinsurance entities of $36.6 million, whereby advised case reserves of $16.9 million were settled for net paid losses of $53.5 million. This net adverse incurred loss development resulted from the settlement of case and LAE reserves above carried levels and from new loss advices, partially offset by approximately 12 commutations of assumed and ceded exposures below carried reserve levels. Actuarial analysis of the remaining unsettled loss liabilities resulted in a decrease in the estimate of IBNR loss reserves of $13.1 million after consideration of the $36.6 million adverse incurred loss development during the year, and the application of the actuarial methodologies to loss data pertaining to the remaining non-commuted exposures. Of the 12 commutations completed for this entity, three were among our top ten cedant exposures. The remaining 9 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. The entity in question also benefits from substantial stop loss reinsurance protection whereby the ultimate adverse loss development of $23.4 million was largely offset by a recoverable from a single AA- rated reinsurer such that a net ultimate loss of $2.1 million was retained by us;

(ii) net favorable incurred loss development of $29.0 million, comprising net paid loss recoveries, relating to another one of our reinsurance companies, offset by increases in net IBNR loss reserves of $29.0 million, resulting in no ultimate gain or loss. This reinsurance company has retrocessional arrangements providing for full reinsurance of all risks assumed; and

(iii) net favorable incurred loss development of $6.5 million in our remaining insurance and reinsurance entities together with reductions in IBNR reserves of $26.3 million. The net favorable incurred loss development in our remaining insurance and reinsurance entities of $6.6 million, whereby net advised case and LAE reserves of $2.5 million were settled for net paid loss recoveries of $4.0 million, arose from the settlement of non-commuted losses in the year below carried reserves and approximately 57 commutations of assumed and ceded exposures at less than case and LAE reserves. We adopt a disciplined approach to the review and settlement of non-commuted claims through claims adjusting and the inspection of underlying policyholder records such that settlements of assumed exposures may often be achieved below the level of the originally advised loss, and settlements of ceded receivables may often be achieved at levels above carried balances. The net reduction in the estimate of IBNR loss and loss adjustment expense liabilities relating to our remaining insurance and reinsurance companies amounted to $26.3 million and results from the application of our reserving methodologies to (a) the reduced historical incurred loss development information relating to remaining exposures after the 57 commutations, and (b) reduced case and LAE reserves in the aggregate. Of the 57 commutations completed during 2007 for our remaining reinsurance and insurance companies, five were among our top ten cedant and/or reinsurance exposures. The remaining 52 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships.

Year Ended December 31, 2006

Net reduction in loss and loss adjustment expense liabilities for the year ended December 31, 2006 was $31.9 million, excluding the impacts of adverse foreign exchange rate movements of $24.9 million and including both net reduction in loss and loss adjustment expense liabilities of $2.7 million relating to companies acquired during the year and premium and commission adjustments triggered by incurred losses of $1.3 million. The net reduction in loss and loss adjustment expense liabilities for 2006 of $31.9 million was attributable to a reduction in estimates of net ultimate losses of $21.4 million, a reduction in estimates of loss adjustment expense liabilities of $15.1 million relating to 2006 run-off activity, a reduction in aggregate provisions for bad debt of $6.3 million, resulting from the collection of certain reinsurance receivables against which bad debt provisions had been provided in earlier periods, partially offset by the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $10.9 million. The reduction in estimates of net ultimate losses of $21.4 million comprised net adverse incurred loss development of $37.9 million offset by reductions in estimates of IBNR reserves of $59.3 million. An increase in estimates of ultimate losses of $3.4 million relating to one of our insurance entities was offset by reductions in estimates of net ultimate losses of $24.8 million in our remaining insurance and reinsurance entities.

The adverse incurred loss development of $37.9 million, whereby advised case and LAE reserves of $37.4 million were settled for net paid losses of $75.3 million, comprised adverse incurred loss development of $59.2 million relating to one of our insurance companies partially offset by favorable incurred loss development of $21.3 million relating to our remaining insurance and reinsurance companies.

The adverse incurred loss development of $59.2 million relating to one of our insurance companies was comprised of net paid loss settlements of $81.3 million less reductions in case and LAE reserves of $22.1 million and resulted from the settlement of case and LAE reserves above carried levels and from new loss advices, partially offset by approximately ten commutations of assumed and ceded exposures below carried reserves levels. Actuarial analysis of the remaining unsettled loss liabilities resulted in an increase in the estimate of IBNR loss reserves of $35.0 million after consideration of the $59.2 million adverse incurred loss development during the year, and the application of the actuarial methodologies to loss data pertaining to the remaining non-commuted exposures. Factors contributing to the increase include the establishment of a reserve to cover potential exposure to lead paint claims, a significant increase in asbestos reserves related to the entity’s single largest cedant (following a detailed review of the underlying exposures), and a change in the assumed A&E loss reporting time-lag as discussed further below. Of the ten commutations completed for this entity, two were among our top ten cedant and/or reinsurance exposures. The remaining eight were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. The entity in question also benefits from substantial stop loss reinsurance protection whereby the adverse loss development of $59.2 million was largely offset by a recoverable from a single AA- rated reinsurer. The increase in estimated net ultimate losses of $3.4 million was retained by us.

The favorable incurred loss development of $21.3 million, relating to our remaining insurance and reinsurance companies, whereby net advised case reserves of $15.3 million were settled for net paid loss recoveries of $6.0 million, arose from approximately 35 commutations of assumed and ceded exposures at less than case and LAE reserves, where receipts from ceded commutations exceeded settlements of assumed exposures, and the settlement of non-commuted losses in the year below carried reserves. We adopt a disciplined approach to the review and settlement of non-commuted claims through claims adjusting and the inspection of underlying policyholder records such that settlements may often be achieved below the level of the originally advised loss.

The net reduction in the estimate of IBNR loss and loss adjustment expense liabilities relating to our remaining insurance and reinsurance companies (i.e., excluding the net $55.8 million reduction in IBNR reserves relating to the entity referred to above) amounted to $3.5 million. This net reduction is comprised of an increase of $19.8 million resulting from (i) a change in assumptions as to the appropriate loss reporting time lag for asbestos related exposures from two to three years and for environmental exposures from two to two and one-half years, which resulted in an increase in net IBNR reserves of $6.4 million, and (ii) a reduction in ceded IBNR recoverables of $13.4 million resulting from the commutation of ceded reinsurance protections. The increase in IBNR of $19.8 million is offset by a reduction of $23.3 million resulting from the application of our reserving methodologies to (i) the reduced historical incurred loss development information relating to remaining exposures after the 35 commutations, and (ii) reduced case and LAE reserves in the aggregate. Of the 35 commutations completed during 2006 for the remaining of our reinsurance and insurance companies, ten were among our top ten cedant and/or reinsurance exposures. The remaining 25 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships.

Year Ended December 31, 2005

Net reduction in loss and loss adjustment expense liabilities for the year ended December 31, 2005 was $96.0 million, excluding the impacts of adverse foreign exchange rate movements of $3.7 million and including both net reduction in loss and loss adjustment expense liabilities of $7.4 million relating to companies acquired during the year and premium and commission adjustments triggered by incurred losses of $1.3 million. The net reduction in loss and loss adjustment expense liabilities for 2005 of $96.0 million was attributable to a reduction in estimates of net ultimate losses of $73.2 million, a reduction in estimates of loss adjustment expense liabilities of $10.5 million, relating to 2005 run-off activity, and a reduction in aggregate provisions for bad debt of $20.2 million, resulting from the collection of certain reinsurance receivables against which bad debt provisions had been provided in earlier periods, partially offset by the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $7.9 million. The reduction in estimates of net ultimate losses of $73.2 million was comprised of favorable incurred loss development during the year of $5.9 million and reductions in estimates of IBNR reserves of $67.3 million. The favorable incurred loss development, whereby advised case and

LAE reserves of $74.9 million were settled for net paid losses of $69.0 million, arose from approximately 68 commutations of assumed and ceded exposures at less than case and LAE reserves and the settlement of non-commuted losses in the year below carried reserves. we adopt a disciplined approach, through claims adjusting and the inspection of underlying policyholder records, to the review and settlement of non-commuted claims such that settlements may often be achieved below the level of the originally advised loss.

The $67.3 million reduction in the estimate of IBNR loss and loss adjustment expense liabilities resulted from the application of our reserving methodologies to (i) the reduced historical incurred loss development information relating to remaining exposures after the 68 commutations, and (ii) reduced case and LAE reserves in the aggregate. The application of our reserving methodologies to the reduced historical incurred loss development information relating to our remaining exposures after elimination of the historical loss development relating to the 68 commuted exposures had the following effects (with the methodologies that weighed most heavily in the analysis for this period listed first):

•	Under the Ultimate-to-Incurred Method, the application of the ratio of estimated industry ultimate losses to industry incurred-to-date losses to our reduced incurred-to-date losses resulted in reduced estimates of loss reserves.

•	Application of the Paid Survival Ratio Method to the reduced historical loss development information resulted in lower expected average annual payment amounts compared to the previous year, which, when multiplied by the expected industry benchmark for future number of payment years, led to reductions in our estimated loss reserves.

•	Under the Paid Market Share Method, our reduced historical calendar year payments resulted in a reduction of our indicated market share of industry paid losses and thus our market share of estimated industry loss reserves.

•	Under the Reserve-to-Paid Method, the application of the ratio of industry reserves to industry paid-to-date losses to our reduced paid-to-date losses resulted in reduced estimates of loss reserves.

Under the IBNR:Case Ratio Method, the application of ratios of industry IBNR reserves to industry case reserves to our case reserves resulted in reduced estimates of IBNR loss reserves as a result of the aggregate reduction, combining the impact of commutations and settlement of non-commuted losses, in our case and LAE reserves of $74.9 million during the year. As such case and LAE reserves were settled for less than $74.9 million, the IBNR reserves determined under the IBNR:Case Ratio Method associated with such case reserves were eliminated. See “— Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Loss and Loss Adjustment Expenses” on page 33 for a further explanation of how the loss reserving methodologies are applied to the movement, or development, of net incurred losses during a period to estimate IBNR liabilities. Of the 68 commutations completed during 2005, ten were among the top ten cedant and/or reinsurance exposures of our individual reinsurance subsidiaries involved. The remaining 58 were of smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships.

Year Ended December 31, 2004

Net reduction in loss and loss adjustment expense for the year ended 2004 amounted to $13.7 million, excluding the impacts of adverse foreign exchange rate movements of $4.1 million and including premium and commission adjustments triggered by incurred losses of $0.1 million. Total favorable net incurred loss development during 2004 of $14.7 million, whereby advised case and LAE reserves of $33.7 million were settled for net paid losses of $19.0 million, included adverse incurred development of A&E exposures the combination of which resulted in a net increase in IBNR loss reserves of $15.7 million. The increase in IBNR of $15.7 million offset by the favorable incurred development of $14.7 million resulted in an increase in net ultimate losses of $1.0 million. The favorable incurred loss development arose from approximately 36 commutations of assumed and ceded exposures at less than case and LAE reserves and the settlement of losses in the year below carried reserves. Of the 36 commutations completed during 2004, three were among the top ten cedant and/or reinsurance exposures of our individual reinsurance subsidiaries involved. The remaining 33 were of smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. There was no change to the provisions for bad debts in 2004. In 2004, we reduced our estimate of loss adjustment expense liabilities by $14.7 million relating to 2004 run-off activity.

Year Ended December 31, 2003

Net reduction in loss and loss adjustment expense liabilities for the year ended December 31, 2003 was $24.0 million, excluding the impacts of adverse foreign exchange rate movements of $10.6 million and including net reduction in loss and loss adjustment expense liabilities of $5.4 million relating to companies acquired during the year. The net reduction in loss and loss adjustment expense liabilities for 2003 was primarily attributable to a reduction in estimates of ultimate net losses of $13.6 million, partly comprised of favorable incurred loss development during the year of $5.8 million, whereby advised case and LAE reserves of $9.9 million were settled for net paid losses of $4.1 million. The favorable incurred loss development arose from approximately 13 commutations of assumed and ceded exposures at less than case and LAE reserves and the settlement of losses in the year below carried reserves which contributed to reductions in actuarial estimates of IBNR losses of $7.8 million. Of the 13 commutations completed during 2003, two were among the top ten cedant and/or reinsurance exposures of our individual reinsurance subsidiaries involved. The remaining 11 were of smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. During 2003, we reduced our estimate of loss adjustment expense liabilities by $10.4 million relating to 2003 run-off activity.

Asbestos and Environmental (A&E) Exposure

General A&E Exposures

A number of our subsidiaries wrote general liability policies and reinsurance prior to our acquisition of them under which policyholders continue to present asbestos-related injury claims and claims alleging injury, damage or clean-up costs arising from environmental pollution. These policies, and the associated claims, are referred to as A&E exposures. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding A&E claims. This uncertainty impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related LAE. The majority of these claims differ from any other type of claim because there is inadequate loss development and there is significant uncertainty regarding what, if any, coverage exists, to which, if any, policy years claims are attributable and which, if any, insurers/reinsurers may be liable. These uncertainties are exacerbated by lack of clear judicial precedent and legislative interpretations of coverage that may be inconsistent with the intent of the parties to the insurance contracts and expand theories of liability. The insurance and reinsurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is, thus, confronted with continuing uncertainty in its efforts to quantify A&E exposures.

Our A&E exposure is administered out of our offices in the United Kingdom and Rhode Island and centrally administered from the United Kingdom. In light of the intensive claim settlement process for these claims, which involves comprehensive fact gathering and subject matter expertise, our management believes that it is prudent to have a centrally administered claim facility to handle A&E claims on behalf of all of our subsidiaries. Our A&E claims staff, working in conjunction with two U.S.-qualified attorneys experienced in A&E liabilities, proactively administers, on a cost-effective basis, the A&E claims submitted to our insurance and reinsurance subsidiaries.

We use industry benchmarking methodologies to estimate appropriate IBNR reserves for our A&E exposures. These methods are based on comparisons of our loss experience on A&E exposures relative to industry loss experience on A&E exposures. Estimates of IBNR are derived separately for each relevant subsidiary of ours and, for some subsidiaries, separately for distinct portfolios of exposure. The discussion that follows describes, in greater detail, the primary actuarial methodologies used by our independent actuaries to estimate IBNR for A&E exposures.

In addition to the specific considerations for each method described below, many general factors are considered in the application of the methods and the interpretation of results for each portfolio of exposures.

These factors include the mix of product types (e.g. primary insurance versus reinsurance of primary versus reinsurance of reinsurance), the average attachment point of coverages (e.g. first-dollar primary versus umbrella over primary versus high-excess), payment and reporting lags related to the international domicile of our subsidiaries, payment and reporting pattern acceleration due to large “wholesale” settlements (e.g. policy buy-backs and commutations) pursued by us, lists of individual risks remaining and general trends within the legal and tort environments.

1. Paid Survival Ratio Method.  In this method, our expected annual average payment amount is multiplied by an expected future number of payment years to get an indicated reserve. Our historical calendar year payments are examined to determine an expected future annual average payment amount. This amount is multiplied by an expected number of future payment years to estimate a reserve. Trends in calendar year payment activity are considered when selecting an expected future annual average payment amount. Accepted industry benchmarks are used in determining an expected number of future payment years. Each year, annual payments data is updated, trends in payments are re-evaluated and changes to benchmark future payment years are reviewed. This method has advantages of ease of application and simplicity of assumptions. A potential disadvantage of the method is that results could be misleading for portfolios of high excess exposures where significant payment activity has not yet begun.

2. Paid Market Share Method.  In this method, our estimated market share is applied to the industry estimated unpaid losses. The ratio of our historical calendar year payments to industry historical calendar year payments is examined to estimate our market share. This ratio is then applied to the estimate of industry unpaid losses. Each year, calendar year payment data is updated (for both us and industry), estimates of industry unpaid losses are reviewed and the selection of our estimated market share is revisited. This method has the advantage that trends in calendar-year market share can be incorporated into the selection of company share of remaining market payments. A potential disadvantage of this method is that it is particularly sensitive to assumptions regarding the time-lag between industry payments and our payments.

3. Reserve-to-Paid Method.   In this method, the ratio of estimated industry reserves to industry paid-to-date losses is multiplied by our paid-to-date losses to estimate our reserves. Specific considerations in the application of this method include the completeness of our paid-to-date loss information, the potential acceleration or deceleration in our payments (relative to the industry) due to our claims handling practices, and the impact of large individual settlements. Each year, paid-to-date loss information is updated (for both us and the industry) and updates to industry estimated reserves are reviewed. This method has the advantage of relying purely on paid loss data and so is not influenced by subjectivity of case reserve loss estimates. A potential disadvantage is that the application to our portfolios which do not have complete inception-to-date paid loss history could produce misleading results. To address this potential disadvantage, a variation of the method is also considered, which multiplies the ratio of estimated industry reserves to industry losses paid during a recent period of time (e.g. 5 years) times our paid losses during that period.

4. IBNR:Case Ratio Method.   In this method, the ratio of estimated industry IBNR reserves to industry case reserves is multiplied by our case reserves to estimate our IBNR reserves. Specific considerations in the application of this method include the presence of policies reserved at policy limits, changes in overall industry case reserve adequacy and recent loss reporting history for us. Each year, our case reserves are updated, industry reserves are updated and the applicability of the industry IBNR:case ratio is reviewed. This method has the advantage that it incorporates the most recent estimates of amounts needed to settle open cases included in current case reserves. A potential disadvantage is that results could be misleading where our case reserve adequacy differs significantly from overall industry case reserve adequacy.

5. Ultimate-to-Incurred Method.  In this method, the ratio of estimated industry ultimate losses to industry incurred-to-date losses is applied to our incurred-to-date losses to estimate our IBNR reserves. Specific considerations in the application of this method include the completeness of our incurred-to-date loss information, the potential acceleration or deceleration in our incurred losses (relative to the industry) due to our claims handling practices and the impact of large individual settlements. Each year incurred-to-date loss information is updated (for both us and the industry) and updates to industry estimated ultimate losses are reviewed. This method has the advantage that it incorporates both paid and case reserve information in projecting ultimate losses. A potential disadvantage is that results could be misleading where cumulative paid loss data is incomplete or where our case reserve adequacy differs significantly from overall industry case reserve adequacy.

Within the annual loss reserve studies produced by our external actuaries, exposures for each subsidiary are separated into homogeneous reserving categories for the purpose of estimating IBNR. Each reserving category contains either direct insurance or assumed reinsurance reserves and groups relatively similar types of risks and exposures (e.g. asbestos, environmental, casualty and property) and lines of business written (e.g. marine, aviation and non-marine). Based on the exposure characteristics and the nature of available data for each individual reserving category, a number of methodologies are applied. Recorded reserves for each category are selected from the indications produced by the various methodologies after consideration of exposure characteristics, data limitations and strengths and weaknesses of each method applied. This approach to estimating IBNR has been consistently adopted in the annual loss reserve studies for each period presented.

As of December 31, 2007, we had 19 separate insurance and/or reinsurance subsidiaries whose reserves are categorized into approximately 146 reserve categories in total, including 22 distinct asbestos reserving categories and 20 distinct environmental reserving categories.

The five methodologies described above are applied for each of the 22 asbestos reserving categories and each of the 20 environmental reserving categories. As is common in actuarial practice, no one methodology is exclusively or consistently relied upon when selecting a recorded reserve. Consistent reliance on a single methodology to select a recorded reserve would be inappropriate in light of the dynamic nature of both the A&E liabilities in general, and our actual exposure portfolios in particular.

In selecting a recorded reserve, our management considers the range of results produced by the methods, and the strengths and weaknesses of the methods in relation to the data available and the specific characteristics of the portfolio under consideration. Trends in both our data and industry data are also considered in the reserve selection process. Recent trends or changes in the relevant tort and legal environments are also considered when assessing methodology results and selecting an appropriate recorded reserve amount for each portfolio.

The liability for unpaid losses and LAE, inclusive of A&E reserves, reflects our best estimate for future amounts needed to pay losses and related LAE as of each of the balance sheet dates reflected in the financial statements herein in accordance with GAAP. As of December 31, 2007, we had net loss reserves of $355.2 million for asbestos-related claims and $64.8 million for environmental pollution-related claims. The following table provides an analysis of our gross and net loss and ALAE reserves from A&E exposures at year-end 2007, 2006 and 2005 and the movement in gross and net reserves for those years:

	2007		2006		2005
	Gross	Net	Gross	Net	Gross	Net
	(In thousands of U.S. dollars)

Provisions for A&E claims and ALAE at January 1,	$666,075	$389,086	$578,079	$385,021	$743,294	$481,214
A&E losses and ALAE incurred during the year	22,728	23,294	90,482	43,617	(93,705)	(32,668)
A&E losses and ALAE paid during the year	(57,184)	(25,457)	(80,333)	(60,635)	(78,635)	(69,014)
Provision for A&E claims and ALAE acquired during the year	45,991	33,054	77,847	21,083	7,125	5,489

Provision for A&E claims and ALAE at December 31,	$677,610	$419,977	$666,075	$389,086	$578,079	$385,021

During 2007, excluding the impact of loss reserves acquired during the year, our reserves for A&E liabilities decreased by $34.5 million on a gross basis and by $2.2 million on a net basis. The reduction arose from paid claims, successful commutations, policy buy-backs, generally favorable claim settlements and a reduction in IBNR resulting from actuarial analysis of remaining liabilities during the year.

During 2006, excluding the impact of loss reserves acquired during the year, our reserves for A&E liabilities increased by $10.1 million on a gross basis and decreased by $17.0 million on a net basis. The increase in gross reserves arose from adverse incurred development and actuarial analysis of remaining liabilities from one particular insurance subsidiary of ours amounting to $104.7 million less claim settlements of $73.2 million. As the entity in question benefits from substantial reinsurance protection, the gross incurred loss of $104.7 million is reduced to $10.1 million on a net basis.

Excluding the impact of loss reserves acquired during the year, our reserves for A&E liabilities decreased during 2005 by $172.3 million on a gross basis ($101.7 million on a net basis). The reduction arose from paid claims, successful commutations, policy buybacks, generally favorable claim settlements and actuarial analysis of remaining liabilities during the year.

Asbestos continues to be the most significant and difficult mass tort for the insurance industry in terms of claims volume and expense. We believe that the insurance industry has been adversely affected by judicial interpretations that have had the effect of maximizing insurance recoveries for asbestos claims, from both a coverage and liability perspective. Generally, only policies underwritten prior to 1986 have potential asbestos exposure, since most policies underwritten after this date contain an absolute asbestos exclusion.

In recent years, especially from 2001 through 2003, the industry has experienced increasing numbers of asbestos claims, including claims from individuals who do not appear to be impaired by asbestos exposure. Since 2003, however, new claim filings have been fairly stable. It is possible that the increases observed in the early part of the decade were triggered by various state tort reforms (discussed immediately below). At this point, we cannot predict whether claim filings will return to pre-2004 levels, remain stable, or begin to decrease.

Since 2001, several U.S. states have proposed, and in many cases enacted, tort reform statutes that impact asbestos litigation by, for example, making it more difficult for a diverse group of plaintiffs to jointly file a single case, reducing “forum-shopping” by requiring that a potential plaintiff must have been exposed to asbestos in the state in which he/she files a lawsuit, or permitting consolidation of discovery. These statutes typically apply to suits filed after a stated date. When a statute is proposed or enacted, asbestos defendants often experience a marked increase in new lawsuits, as plaintiffs’ attorneys seek to file suit before the effective date of the legislation. Some of this increased claim volume likely represents an acceleration of valid claims that would have been brought in the future, while some claims will likely prove to have little or no merit. As many of these claims are still pending, we cannot predict what portion of the increased number of claims represent valid claims. Also, the acceleration of claims increases the uncertainty surrounding projections of future claims in the affected jurisdictions.

During the same timeframe as tort reform, the U.S. federal and various U.S. state governments sought comprehensive asbestos reform to manage the growing court docket and costs surrounding asbestos litigation, in addition to the increasing number of corporate bankruptcies resulting from overwhelming asbestos liabilities. Whereas the federal government has failed to establish a national asbestos trust fund to address the asbestos problem, several states, including Texas and Florida, have implemented a medical criteria reform approach that only permits litigation to proceed when a plaintiff can establish and demonstrate actual physical impairment.

Much like tort reform, asbestos litigation reform has also spurred a significant increase in the number of lawsuits filed in advance of the law’s enactment. We cannot predict whether the drop off in the number of filed claims is due to the accelerated number of filings or an actual trend decline in alleged asbestos injuries.

Environmental Pollution Exposures

Environmental pollution claims represent another significant exposure for us. However, environmental pollution claims have been developing as expected over the past few years as a result of stable claim trends. Claims against Fortune 500 companies are generally declining, and while insureds with single-site exposures are still active, in many cases claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buy-backs.

Despite the stability of recent trends, there remains significant uncertainty involved in estimating liabilities related to these exposures. Unlike asbestos claims which are generated primarily from allegedly injured private individuals, environmental claims generally result from governmentally initiated activities. First, the number of waste sites subject to cleanup is unknown. Approximately 1,200 sites are included on the National Priorities List (NPL) of the United States Environmental Protection Agency, or USEPA. State authorities have separately identified many additional sites and, at times, aggressively implement site cleanups. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, as with asbestos liability and coverage issues, judicial precedent regarding liability and coverage issues regarding pollution claims does not provide clear guidance. There is also uncertainty as to the U.S. federal “Superfund” law itself and, at this time, we cannot predict what, if any, reforms to this law might be enacted by the U.S. federal government, or the effect of any such changes on the insurance industry.

Other Latent Exposures

While we do not view health hazard exposures such as silica and tobacco as becoming a material concern, recent developments in lead litigation have caused us to watch these matters closely. Recently, municipal and state governments have had success, using a public nuisance theory, pursuing the former makers of lead pigment for the abatement of lead paint in certain home dwellings. As lead paint was used almost exclusively into the early 1970’s, large numbers of old housing stock contain lead paint that can prove hazardous to people and, particularly, children. Although governmental success has been limited thus far, we continue to monitor developments carefully due to the size of the potential awards sought by plaintiffs.

Investments

Investment Strategy and Guidelines

We derive a significant portion of our income from our invested assets. As a result, our operating results depend in part on the performance of our investment portfolio. Because of the unpredictable nature of losses that may arise under our insurance and reinsurance subsidiaries’ insurance or reinsurance policies and as a result of our opportunistic commutation strategy, our liquidity needs can be substantial and may arise at any time. We generally follow a conservative investment strategy designed to emphasize the preservation of our invested assets and provide sufficient liquidity for the prompt payment of claims and settlement of commutation payments.

As of March 31, 2008, we had cash and cash equivalents of $1.8 billion. Our cash and cash equivalent portfolio is comprised mainly of high-grade fixed deposits, commercial paper with maturities of less than three months and liquid reserve funds.

Our investment portfolio consists primarily of investment grade-rated, liquid, fixed-maturity securities of short-to-medium term duration, and mutual funds — 89.7% of our total investment portfolio as of March 31, 2008 consisted of investment grade securities. In addition, we have other investments, which are non-investment grade securities — these investments accounted for 10.3% of our total investment portfolio as of March 31, 2008. Assuming the commitments to the other investments were fully funded as of March 31, 2008 out of cash balances on hand at that time, the percentage of investments held in other than investment grade securities would increase to 14.1%.

We strive to structure our investments in a manner that recognizes our liquidity needs for future liabilities. In that regard, we attempt to correlate the maturity and duration of our investment portfolio to our general liability profile. If our liquidity needs or general liability profile unexpectedly change, we may not continue to structure our investment portfolio in its current manner and would adjust as necessary to meet new business needs.

Our investment performance is subject to a variety of risks, including risks related to general economic conditions, market volatility, interest rate fluctuations, foreign exchange risk, liquidity risk and credit and default risk. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A significant increase in interest rates could result in significant losses, realized or unrealized, in the value of our investment portfolio. A significant portion of our non-investment grade securities consists of alternative investments that subject us to restrictions on redemption, which may limit our ability to withdraw funds for some period of time after the initial investment. The values of, and returns on, such investments may also be more volatile.

Investment Committee and Investment Manager

The investment committee of our board of directors supervises our investment activity. The investment committee regularly monitors our overall investment results which it ultimately reports to the board of directors.

We have engaged Goldman Sachs & Co. to provide investment management services. We have agreed to pay investment management fees based on the month-end market values of a portion of the investments in the portfolio. The fees, which vary depending on the amount of assets under management, are included in net investment income.

Investment Portfolio

Accounting Treatment

Our investments primarily consist of fixed income securities. Our fixed income investments are comprised of available-for-sale, held to maturity and trading investments as defined in FAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” Held to maturity investments are carried at their amortized cost and both the available-for-sale and trading investments are carried at their fair value on the balance sheet date. Unrealized holdings gains and losses on trading investments, which represent the difference between the amortized cost and the fair market value of securities, are recorded as investment income in net earnings.

Composition as of March 31, 2008

As of March 31, 2008, our aggregate invested assets totaled approximately $3.0 billion. Aggregate invested assets include cash and cash equivalents, restricted cash and cash equivalents, fixed-maturity securities, equities, short-term investments and other investments.

The following table shows the types of securities in our portfolio, including cash equivalents, and their fair market values and amortized costs as of March 31, 2008:

	March 31, 2008
	Amortized	Unrealized	Unrealized	Fair Market
	Cost	Gains	Losses	Value
	(In thousands of U.S. dollars)

Cash and cash equivalents(1)	$1,798,386	$—	$—	$1,798,386

U.S. government & agencies	550,292	13,853	(239)	563,906
Non-U.S. government securities	203,741	1,322	(73)	204,990
Corporate securities	341,032	1,904	(3,267)	339,669

Fixed income	1,095,065	17,079	(3,579)	1,108,565
Other investments	105,391	—	—	105,391
Equities	4,615	—	—	4,615

Total investments	1,205,071	17,079	(3,579)	1,218,571

Total cash & investments	$3,003,457	$17,079	$(3,579)	$3,016,957

(1)	Includes restricted cash and cash equivalents of $317,691.

U.S. Government and Agencies

U.S. government and agency securities are comprised primarily of bonds issued by the U.S. Treasury, the Federal Home Loan Bank, the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association.

Non-U.S. Government Securities

Non-U.S. government securities represent the fixed income obligations of non-U.S. governmental entities.

Corporate Securities

Corporate securities are comprised of bonds issued by corporations that are diversified across a wide range of issuers and industries. The largest single issuer of corporate securities in our portfolio was Goldman Sachs Group Inc., which represented 7.6% of the aggregate amount of corporate securities and had a credit rating of AA- by Standard & Poor’s, as of March 31, 2008.

Other Investments

In December 2005, we invested in New NIB, a Province of Alberta limited partnership, in exchange for an approximately 1.6% limited partnership interest. New NIB was formed for the purpose of purchasing, together with certain affiliated entities, 100% of the outstanding share capital of NIBC. J. Christopher Flowers, a member of our board of directors and one of our largest shareholders, is a director of New NIB and is on the supervisory board of NIBC. Certain affiliates of J.C. Flowers I L.P., which is managed by J.C. Flowers & Co. LLC, of which Mr. Flowers and Mr. John J. Oros, our Executive Chairman, are managing directors, also participated in the acquisition of NIBC. Certain of our officers and directors made personal investments in New NIB.

We own a non-voting 7% membership interest in Affirmative Investment LLC, or Affirmative. J.C. Flowers I LP, a private investment fund formed by J.C. Flowers & Co. LLC, of which Mr. Flowers and Mr. Oros are managing directors, owns the remaining 93% interest in Affirmative. Affirmative owns approximately 51.2% of the outstanding stock of Affirmative Insurance Holdings, a publicly traded company.

We have a capital commitment of up to $10 million in the GSC European Mezzanine Fund II, LP, or GSC. GSC invests in mezzanine securities of middle and large market companies throughout Western Europe. As of March 31, 2008, the capital contributed to GSC was $5.3 million with the remaining commitment being $4.7 million. The $10 million represents 8.5% of the total commitments made to GSC.

We have also committed to invest up to $100 million in the Flowers Fund. During 2008, we funded a total of $17.7 million of our remaining commitment to the Flowers Fund, which increased our total contributions to the Flowers Fund to $50.3 million as of March 31, 2008. We intend to use cash on hand to fund our remaining commitment.

We have total investments of $34.4 million in two Australian equity funds. One fund invests in a diversified portfolio of high yielding debt assets which are spread across a range of industry sectors. The second fund invests in funds which invest in shares listed on the Australian Stock Exchange.

Equities

During 2007 we purchased two equity portfolios that invest in both small and large market capitalization publicly traded U.S. companies. The equity portfolios are actively managed by a third-party manager.

Ratings as of March 31, 2008

The investment ratings (provided by major rating agencies) for our fixed income investments held as of March 31, 2008 and the percentage of investments they represented on that date were as follows:

	March 31, 2008
			Percentage of
	Amortized	Fair Market	Total Fair
	Cost	Value	Market Value
	(In thousands of U.S. dollars)

U.S. government & agencies	$550,292	$563,905	50.9%
AAA or equivalent	322,771	323,395	29.2%
AA	121,716	122,031	11.0%
A or equivalent	85,329	84,073	7.6%
BBB and BB	14,957	15,161	1.3%

Total	$1,095,065	$1,108,565	100.0%

Maturity Distribution as of March 31, 2008

The maturity distribution for our fixed income investments held as of March 31, 2008 was as follows:

	March 31, 2008
	Amortized	Unrealized	Unrealized	Fair Market
	Cost	Gains	Losses	Value
	(In thousands of U.S. dollars)

Due within one year	$293,559	$225	$(165)	$293,619
Due after one year through five years	394,268	5,234	(839)	398,663
Due after five years through ten years	224,496	5,207	(426)	229,277
Due after ten years	182,742	6,413	(2,149)	187,006

Total	$1,095,065	$17,079	$(3,579)	$1,108,565

Investment Returns for the Three Months ended March 31, 2008 and 2007 and the Years ended December 31, 2007 and 2006

Our investment returns for the three months ended March 31, 2008 and 2007 and the years ended December 31, 2007 and 2006 were as follows:

	Three Months	Three Months
	Ended	Ended	Year Ended	Year Ended
	March 31, 2008	March 31, 2007	December 31, 2007	December 31, 2006
	(In thousands of U.S. dollars)

Net investment income	$590	$19,938	$64,087	$48,099
Net realized (losses) gains	(1,084)	571	249	(98)

Net investment (loss) income and net realized gains (losses)	$(494)	$20,509	$64,336	$48,001

Effective annualized yield(1)	(1.95)%	5.05%	4.57%	4.43%

(1)	Effective annualized yield is calculated by dividing net investment income by the average balance of aggregate cash and cash equivalents, equities and fixed income securities on an amortized cost basis. Trading securities where the investment return is for the benefit of insureds and reinsurers are excluded from the calculation.

Competition

We compete in international markets with domestic and international reinsurance companies to acquire and manage reinsurance companies in run-off. The acquisition and management of reinsurance companies in run-off is highly competitive. Some of these competitors have greater financial resources than we do, have been operating for longer than we have and have established long-term and continuing business relationships throughout the reinsurance industry, which can be a significant competitive advantage. As a result, we may not be able to compete successfully in the future for suitable acquisition candidates or run-off portfolio management engagements.

Employees

As of March 31, 2008, we had approximately 253 employees, 5 of whom were executive officers. All non-Bermudian employees who operate out of our Bermuda office are subject to approval of any required work permits. None of our employees are covered by collective bargaining agreements, and our management believes that our relationship with our employees is excellent.

Legal Proceedings

We are, from time to time, involved in various legal proceedings in the ordinary course of business, including litigation regarding claims. We do not believe that the resolution of any currently pending legal proceedings, either individually or taken as a whole, will have a material adverse effect on our business, results of operations or financial condition. Nevertheless, we cannot assure you that lawsuits, arbitrations or other litigation will not have a material adverse effect on our business, financial condition or results of operations. We anticipate that, similar to the rest of the insurance and reinsurance industry, we will continue to be subject to litigation and arbitration proceedings in the ordinary course of business, including litigation generally related to the scope of coverage with respect to asbestos and environmental claims. There can be no assurance that any such future litigation will not have a material adverse effect on our business, financial condition or results of operations.

In April 2008, we, Enstar US, Inc., or Enstar US, Dukes Place Limited and certain affiliates of Dukes Place, or, collectively, Dukes Place, were named as defendants in a lawsuit filed in the United States District Court for the Southern District of New York by National Indemnity Company, or NICO, an indirect subsidiary of Berkshire Hathaway. The complaint alleges, among other things, that Dukes Place, we and Enstar US: (i) interfered with the rights of NICO as reinsurer under reinsurance agreements entered into between NICO and each of Stonewall and Seaton, two Rhode Island domiciled insurers that are indirect subsidiaries of Dukes Place, and (ii) breached certain duties owed to NICO under management agreements between Enstar US and each of Stonewall and Seaton. The suit was filed shortly after Virginia Holdings Ltd., our indirect subsidiary, or Virginia, completed a hearing before the Rhode Island Department of Business Regulation as part of Virginia’s application to buy a 44.4% interest in the insurers from Dukes Place. The suit does not seek a stated amount of damages. Our management and our US legal counsel believe the claims in the suit are without merit and will not have a material impact on us or our subsidiaries. Our management intends to vigorously defend both us and Enstar US against the claims.

MANAGEMENT

The table below sets forth certain information concerning our directors and executive officers:

Name	Age	Position

Dominic F. Silvester	48	Chief Executive Officer and Director
Paul J. O’Shea	50	Executive Vice President, Joint Chief Operating Officer and Director
Nicholas A. Packer	45	Executive Vice President and Joint Chief Operating Officer
Richard J. Harris	46	Chief Financial Officer
John J. Oros	61	Executive Chairman and Director
J. Christopher Flowers	50	Director
Gregory L. Curl	59	Director
Robert J. Campbell	59	Director
T. Whit Armstrong	61	Director
T. Wayne Davis	61	Director
Paul J. Collins	71	Director

Dominic F. Silvester has served as a director and our Chief Executive Officer since our formation in 2001. In 1993, Mr. Silvester began a business venture in Bermuda to provide run-off services to the insurance and reinsurance industry. In 1995, the business was assumed by Enstar Limited, which is now our subsidiary, for which Mr. Silvester was the Chief Executive Officer. From 1988 until 1993, Mr. Silvester served as the Chief Financial Officer of Anchor Underwriting Managers Limited.

Paul J. O’Shea has served as a director, our Executive Vice President and our Joint Chief Operating Officer since our formation in 2001. Mr. O’Shea served as a director and Executive Vice President of Enstar Limited, which is now our subsidiary, from 1995 until 2001. In 1994, Mr. O’Shea joined Messrs. Dominic F. Silvester and Nicholas A. Packer in their run-off business venture in Bermuda. From 1985 until 1994, he served as the Executive Vice President, Chief Operating Officer and a director of Belvedere Group/Caliban Group.

Nicholas A. Packer has served as our Executive Vice President and our Joint Chief Operating Officer since our formation in 2001. He served as one of our directors from January 2007 to August 2007, when he resigned from that position. From 1996 to 2001, Mr. Packer was Chief Operating Officer of Enstar (EU) Limited, a wholly-owned subsidiary of Enstar Limited, which is now itself our subsidiary. Mr. Packer served as Enstar Limited’s Chief Operating Officer from 1995 until 1996. From 1993 to 1995, Mr. Packer joined Mr. Silvester in forming a run-off business venture in Bermuda. Mr. Packer served as Vice President of Anchor Underwriting Managers Limited from 1991 until 1993. Prior to joining Anchor, he was a joint deputy underwriter at CH Bohling & Others, an affiliate of Lloyd’s of London.

Richard J. Harris has served as our Chief Financial Officer since May 2003. From 2000 until April 2003, Mr. Harris served as Managing Director of RiverStone Holdings Limited & Subsidiary Companies, the European run-off operations of Fairfax Financial Holdings Limited. Previously, he served as the Chief Financial Officer of Sphere Drake Group.

John J. Oros has served as a director since November 2001 and became our Executive Chairman on January 31, 2007. Mr. Oros served as a director of The Enstar Group, Inc. from 2000 through the Merger on January 31, 2007. Mr. Oros served as Executive Vice President of The Enstar Group, Inc. from March 2000 through June 2001, when Mr. Oros was named President and Chief Operating Officer. Following the Merger, Mr. Oros has continued to serve as President of The Enstar Group, Inc., which is now named Enstar USA, Inc. and is our wholly-owned subsidiary. Before joining The Enstar Group, Inc., Mr. Oros was an investment banker at Goldman, Sachs & Co. in the Financial Institutions Group. Mr. Oros joined Goldman, Sachs & Co. in 1980 and was made a General Partner in 1986. Mr. Oros resigned from Goldman, Sachs & Co. in March 2000 to join The Enstar Group, Inc. In February 2006, Mr. Oros became a Managing Director of J.C. Flowers & Co. LLC, which serves as investment advisor to

J.C. Flowers II L.P., a private equity fund affiliated with J. Christopher Flowers, another of our directors. Mr. Oros splits his time between J.C. Flowers & Co. LLC and us.

J. Christopher Flowers has been a director since November 2001. Mr. Flowers served as a director of The Enstar Group, Inc. from October 1996 through the Merger on January 31, 2007, including serving as Vice Chairman of the board of The Enstar Group, Inc. from December 1998 through July 2003. Mr. Flowers has been a Managing Director of J.C. Flowers & Co., LLC, a financial services investment advisory firm, since 2002. Mr. Flowers is a director of Shinsei Bank Limited (since 2000), NIBC Capital Bank N.V. (since 2005), Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC (since 2006) and HSH-Nordbank AG (since 2006).

Gregory L. Curl became a director of on January 31, 2007 in connection with the completion of the Merger. Mr. Curl served as a director of The Enstar Group, Inc. from July 2003 through the Merger. Mr. Curl has been Director of Corporate Planning and Strategy for Bank of America since December 1998. Previously, Mr. Curl was Vice Chairman of Corporate Development and President of Specialized Lending for Bank of America from 1997 to 1998.

Robert J. Campbell was appointed to the position of director in August 2007. Mr. Campbell has been a Partner with the investment advisory firm of Beck, Mack & Oliver, LLC since 1990. Since 1999, Mr. Campbell has also served as a director of Camden National Corporation.

T. Whit Armstrong became a director on January 31, 2007 in connection with the completion of the Merger. Mr. Armstrong served as a director of The Enstar Group, Inc. from June 1990 through the Merger. Mr. Armstrong has been President, Chief Executive Officer and Chairman of the Board of The Citizens Bank, Enterprise, Alabama, and its holding company, Enterprise Capital Corporation, Inc. for more than five years. Mr. Armstrong is also a director of Alabama Power Company of Birmingham, Alabama.

T. Wayne Davis became a director on January 31, 2007 in connection with the completion of the Merger. Mr. Davis served as a director of The Enstar Group, Inc. from June 1990 through the Merger. Mr. Davis was Chairman of the Board of General Parcel Service, Inc., a parcel delivery service, from January 1989 to September 1997 and was Chairman of the Board of Momentum Logistics, Inc. from September 1997 to March 2003. He also is a director of MPS Group, Inc.

Paul J. Collins became a director on January 31, 2007 in connection with the completion of the Merger. Mr. Collins served as a director of The Enstar Group, Inc. from May 2004 through the Merger. Mr. Collins retired as a Vice Chairman and member of the Management Committee of Citigroup Inc. in September 2000. From 1985 to 2000, Mr. Collins served as a director of Citicorp and its principal subsidiary, Citibank; from 1988 to 1998, he also served as Vice Chairman of such entities. Mr. Collins currently serves as a director of BG Group, as a member of the supervisory board of Actis Capital LLP and as a trustee of the University of Wisconsin Foundation and the Glyndebourne Arts Trust. He is also a member of the Advisory Board of Welsh, Carson, Anderson & Stowe, a private equity firm.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions Involving J. Christopher Flowers and Affiliated Entities

We and certain of our subsidiaries have entered into transactions with companies and partnerships that are affiliated with Messrs. Flowers and/or Oros, including the Flowers Fund. In addition, Shinsei Bank Limited, an entity of which Mr. Flowers is a director and the largest shareholder, owns a minority interest in Hillcot Holdings, Ltd., one of our subsidiaries. Messrs. Flowers and Oros are members of our Board of Directors. Mr. Flowers is also one of our largest shareholders. These transactions are described below.

Investments in the Flowers Fund and Entities Managed by J. Christopher Flowers

We have committed to invest up to $100 million in the Flowers Fund. As of the date of this prospectus, our remaining outstanding commitment to the fund is $49.7 million. Our outstanding commitment may be drawn down over approximately the next six years. No fees or other compensation will be payable by us to the Flowers Fund, JCF Associates II L.P., J.C. Flowers & Co. LLC, or Mr. Flowers in connection with this investment.

John J. Oros, who serves as our Executive Chairman and a member of our Board of Directors, is a managing director of J.C. Flowers & Co. LLC. Mr. Oros splits his time between J.C. Flowers & Co. LLC and us.

We earned management fees in the amounts of $0.8 million and $0.2 million for advisory services provided to the Flowers Fund for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively.

As of March 31, 2008, we had investments in the following entities affiliated with Mr. Flowers: New NIB, Affirmative Insurance Holdings, Inc., and the Flowers Fund. At March 31, 2008, these investments had a total value of $65.0 million.

Commitments of Dominic F. Silvester, Paul J. O’Shea, Nicholas A. Packer, Richard J. Harris, John J. Oros, Paul J. Collins, T. Wayne Davis, T. Whit Armstrong and Robert J. Campbell, current directors and/or executive officers of the Company, and Nimrod T. Frazer, a director of the Company until August 7, 2007, to invest in the Flowers Fund were accepted by the Flowers Fund in 2006. Messrs. Silvester, Oros, Collins, Harris, O’Shea, Packer, Davis and Campbell are also investors in New NIB, which is affiliated with Mr. Flowers and certain entities affiliated with Mr. Flowers and Mr. Oros. Messrs. Silvester and O’Shea also invested in The HSH Co-Invest (Cayman) Trust B, which is affiliated with Mr. Flowers and certain entities affiliated with Mr. Flowers and Mr. Oros.

In April 2007, we entered into a Third Party Equity Commitment Letter, or the Commitment Letter, with the Flowers Fund, which provided for us to contribute up to an aggregate of $200 million to participate alongside the Flowers Fund and certain other investors in the proposed acquisition of SLM Corporation. On January 27, 2008, we received notice from J.C. Flowers & Co. LLC that the merger agreement related to the acquisition of SLM Corporation had been terminated. Accordingly, the Commitment Letter has been terminated in accordance with its terms and we have no further obligations thereunder.

Transactions

In December 2007, we, in conjunction with JCF FPK, formed U.K.-based Shelbourne, to invest in RITC transactions (the transferring of liabilities from one Lloyd’s Syndicate to another), with Lloyd’s of London insurance and reinsurance syndicates in run-off. JCF FPK is a joint investment program between Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC, or FPK, and the Flowers Fund. In addition, an affiliate of the Flowers Fund controls approximately 40% of FPK. Shelbourne is a holding company of a Lloyd’s Managing Agency, Shelbourne Syndicate Services Limited. We own 50.1% of Shelbourne, which in turn owns 100% of Shelbourne Syndicate Services Limited, the Managing Agency for Lloyd’s Syndicate 2008, a syndicate approved by Lloyd’s of London on December 16, 2007 to undertake RITC transactions with Lloyd’s syndicates in run-off. In February 2008, Lloyd’s Syndicate 2008 entered into RITC agreements with four Lloyd’s syndicates with total gross insurance reserves of approximately $471.2 million.

On February 29, 2008, we funded our capital commitment of approximately £36.0 million (approximately $72.0 million) by way of a letter of credit issued by a London-based bank to Lloyd’s Syndicate 2008. The letter of credit was secured by a parental guarantee from us in the amount of £12.0 million (approximately $24.0 million); approximately £11.0 million (approximately $22.0 million) from the Flowers Fund (acting in its own capacity and not through JCF FPK), by way of a non-voting equity participation; and approximately £13.0 million (approximately $26.0 million) from available cash on hand. JCF FPK’s capital commitment to Lloyd’s Syndicate 2008 is approximately £14.0 million (approximately $28.0 million).

On February 29, 2008, we completed the acquisition of Guildhall. The aggregate purchase price paid for Guildhall was approximately £33.4 million (approximately $65.9 million) financed by the drawdown of approximately £16.5 million (approximately $32.5 million) from a facility loan agreement with a London-based bank; approximately £5.0 million (approximately $10.0 million) from the Flowers Fund, by way of non-voting equity participation; and approximately £11.9 million (approximately $23.5 million) from available cash on hand.

On March 5, 2008, we completed the acquisition of Gordian. The acquisition was effected through Enstar Australia Holdings Pty Limited, a wholly owned subsidiary of Cumberland Holdings Limited, of which we own 70% and the Flowers Fund owns 30% through a non-voting equity interest. The aggregate purchase price paid for Gordian was approximately AUS$436.9 million (approximately $405.4 million) with approximately AUS$301.0 million (approximately $276.5 million) from bank financing provided jointly by a London-based bank and a German bank in which the Flowers Fund is a significant shareholder; approximately AUS$41.6 million (approximately $39.5 million) from the Flowers Fund, by way of non-voting equity participation; and approximately AUS$98.7 million (approximately $93.6 million) from available cash on hand.

Other Agreements with Directors and Executive Officers Arising in Connection with the Merger

We entered into several transactions with certain directors and executive officers in connection with the Merger and related transactions. These transactions are described below.

On January 31, 2007, immediately prior to the Merger and pursuant to the terms of the Recapitalization Agreement, we paid three of our directors and executive officers, Nicholas A. Packer, Paul J. O’Shea, and Dominic F. Silvester, $989,956, $989,956 and $2,969,868, respectively. These payments were intended to provide a cash incentive for these individuals to remain with us following the Merger in lieu of any other cash payments to which they may have been entitled.

On January 31, 2007, we entered into a Registration Rights Agreement, or the Registration Rights Agreement, with certain of our shareholders identified as signatories thereto. The Registration Rights Agreement provides that, after the expiration of one year from the date of the agreement, any of Trident, Mr. Flowers and Mr. Silvester, each referred to as a requesting holder, may require that we effect the registration under the Securities Act of all or any part of such holder’s registrable securities. Trident and its affiliates are entitled to make three requests and Messrs. Flowers and Silvester are each entitled to make two requests. The Registration Rights Agreement further provides that, after the expiration of 90 days from the date of the Registration Rights Agreement and prior to the first anniversary of such date, Trident had the right to require us to effect the registration of up to 750,000 shares of registrable securities, or the Initial Demand Right. Trident exercised the Initial Demand Right and we filed a registration statement on Form S-3 with respect 750,000 of its shares on May 17, 2007. As of May 15, 2008, Trident held 11.16% of our shares outstanding.

Pursuant to the Severance Benefits Agreement, dated May 21, 1998, between The Enstar Group, Inc. and Nimrod T. Frazer, Mr. Frazer was paid $350,000 upon the termination of his employment with The Enstar Group, Inc. in connection with the completion of the Merger on January 31, 2007.

Indemnification of Directors and Officers; Directors Indemnity Agreements

Also on January 31, 2007 and in connection with the Merger, we entered into Indemnification Agreements with each of Dominic F. Silvester, Paul J. O’Shea, Nicholas A. Packer, J. Christopher Flowers, John J. Oros, Nimrod T. Frazer, Gregory L. Curl, Paul J. Collins, T. Wayne Davis and T. Whit Armstrong. Each individual was, at the time of his agreement, a member of our Board of Directors and Messrs. Silvester, O’Shea, Packer and Oros were also executive officers of the Company. Messrs. Frazer and Packer resigned from our Board of Directors on August 7, 2007. On August 8, 2007, Robert J. Campbell joined the Board of Directors and entered into an Indemnification Agreement.

Each Indemnification Agreement provides, among other things, that we will, to the extent permitted by applicable law, indemnify and hold harmless each indemnitee if, by reason of such indemnitee’s status as a director or officer of the Company, such indemnitee was, is or is threatened to be made a party or participant in any threatened, pending or completed proceeding, whether of a civil, criminal, administrative, regulatory or investigative nature, against all judgments, fines, penalties, excise taxes, interest and amounts paid in settlement and incurred by such indemnitee in connection with such proceeding. In addition, each of the Indemnification Agreements provides for the advancement of expenses incurred by the indemnitee in connection with any proceeding covered by the agreement, subject to certain exceptions. None of the Indemnification Agreements precludes any other rights to indemnification or advancement of expenses to which the indemnitee may be entitled, including but not limited to, any rights arising under our governing documents, or any other agreement, any vote of our shareholders or any applicable law.

Other Related Transactions

On February 23, 2007, we repurchased 7,180 shares from T. Whit Armstrong for total consideration of $0.7 million. This repurchase was made in accordance with the letter agreement dated May 23, 2006 between Mr. Armstrong, T. Wayne Davis and us pursuant to which we agreed to repurchase from Messrs. Armstrong and Davis, upon their request, during a 30-day period commencing January 15, 2007, at then prevailing market prices, such number of our ordinary shares as provided an amount sufficient for them to pay taxes on compensation income resulting from the exercise of options by them on May 23, 2006 for 50,000 shares of The Enstar Group, Inc. common stock in the aggregate. Mr. Davis did not elect to sell shares under the agreement. Messrs. Armstrong and Davis are directors of the Company.

On August 8, 2007, Robert J. Campbell was appointed to the Board of Directors to fill a vacancy created by the resignation of Nimrod T. Frazer. Mr. Campbell is a Partner with the firm of Beck, Mack & Oliver, LLC, or Beck Mack, in New York City. Beck Mack purchased, on behalf of its clients, 750,000 of our ordinary shares from Trident, pursuant to a stock purchase agreement dated as of May 23, 2007. We were a party to that agreement pursuant to our obligations to Trident under the Registration Rights Agreement, and for the purpose of making certain representations regarding the registration statement on Form S-3 and our listing on the NASDAQ Global Select Market. As of May 15, 2008, Beck Mack owned 7.6% of our outstanding shares.

PRINCIPAL SHAREHOLDERS

The following table sets forth information as of May 15, 2008 regarding beneficial ownership of our ordinary shares by each of the following, in each case based on information provided to us by these individuals:

•	each person or group known to us to be the beneficial owner of more than 5% of our ordinary shares;

•	each of our directors;

•	our Chief Executive Officer, Chief Financial Officer and each of our executive officers; and

•	all of our directors and executive officers as a group.

Unless otherwise indicated, the address of each of the beneficial owners identified is c/o Enstar Group Limited, P.O. Box 2267, Windsor Place, 3rd Floor, 18 Queen Street, Hamilton HM JX, Bermuda and each person has sole voting and dispositive power with respect to all such shares.

		Number of Shares	Percent of
Name of Beneficial Owner	Number of Shares	Subject to Option	Class(1)

Dominic F. Silvester(2)	2,241,699	0	18.8%
Trident II, L.P. and related affiliates(3)	1,332,236	0	11.2%
J. Christopher Flowers(4)	1,226,611	0	10.3%
Beck, Mack & Oliver LLC(5)	902,049	0	7.6%
Paul J. O’Shea(6)	728,207	0	6.1%
Nicholas A. Packer(7)	713,273	0	6.0%
John J. Oros(8)	204,150	294,224	4.1%
T. Wayne Davis(9)	151,017	14,711	1.4%
Robert J. Campbell(10)	162,049	0	1.4%
Richard J. Harris(11)	54,665	0	*
T. Whit Armstrong(12)	35,075	14,711	*
Paul J. Collins(13)	16,823	4,903	*
Gregory L. Curl(14)	1,671	4,903	*
All Executive Officers and Directors as a group (11 Persons)(15)	5,535,240	333,452	47.9%

*	Less than 1%.

(1)	Our bye-laws reduce the total voting power of any U.S. shareholder or direct foreign shareholder group owning 9.5% or more of our ordinary shares to less than 9.5% of the voting power of all of our shares.

(2)	Includes 646,953 ordinary shares held directly by Mr. Silvester, 531,582 ordinary shares held by the Left Trust and 1,063,164 ordinary shares held by Right Trust. Mr. Silvester and his immediate family are the sole beneficiaries of the Left Trust and the Right Trust. The trustee of the Left Trust is R&H Trust Co. (NZ) Limited, a New Zealand company, whose registered office is 162 Wickstead Street, Wanganui 5001, New Zealand. The trustee of the Right Trust is R&H Trust Co. (BVI) Ltd., or RHTCBV, a British Virgin Islands Company, whose registered office is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands.

(3)	Based on information provided jointly by Trident II, L.P., or Trident II, Trident Capital II, L.P., or Trident GP, Marsh & McLennan Capital Professionals Fund, L.P., or Trident PF, Marsh & McLennan Employees’ Securities Company, L.P., or Trident ESC, and Stone Point Capital LLC, or Stone Point. Based on information provided by Trident, as of May 15, 2008, the number of ordinary shares beneficially owned includes (a) 1,258,297 ordinary shares held by Trident II; (b) 35,970 ordinary shares held by Trident PF; and (c) 37,969 ordinary shares held by Trident ESC. The sole general partner of Trident II is Trident GP, and the manager of Trident II is Stone Point. The general partners of Trident GP are four single member limited liability companies that are owned by individuals who are members of Stone Point. The sole general partner of Trident PF is a company controlled by individuals who are members of Stone Point. The sole general partner of

Trident ESC is a company that is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc., or MMC. Stone Point has authority to execute documents on behalf of the general partner of Trident ESC pursuant to a limited power of attorney, but Stone Point is not affiliated with MMC. The principal address for Trident II, Trident GP, Trident PF and Trident ESC is c/o Maples & Calder, Ugland House, Box 309, South Church Street, George Town, Grand Cayman, Cayman Islands. The principal address for Stone Point is 20 Horseneck Lane, Greenwich, CT 06830. Trident PF and Trident ESC have agreed with Trident II that (i) Trident ESC will divest its holdings in the Company only in parallel with Trident II, (ii) Trident PF will not dispose of its holdings in the Company before Trident II disposes of its interest, and (iii) to the extent that Trident PF elects to divest its interest in the Company at the same time as Trident II, Trident PF will divest its holdings in parallel with Trident II. As a result of this agreement, Trident II may be deemed to beneficially own 73,939 ordinary shares directly held by Trident PF and Trident ESC collectively, and Trident PF and Trident ESC may be deemed to beneficially own 1,258,297 ordinary shares of the Company directly held by Trident II. Trident II disclaims beneficial ownership of the ordinary shares that are, or may be deemed to be, beneficially owned by Trident PF or Trident ESC, and Trident PF and Trident ESC each disclaims beneficial ownership of the ordinary shares that are, or may be deemed to be, beneficially owned by Trident II.

(4)	Includes: (a) 1,221,555 ordinary shares owned outright, (b) 541 shares issuable pursuant to the Enstar Group Limited Deferred Compensation and Ordinary Share Plan for Non-Employee Directors and (c) 4,515 restricted share units of the Company received in the Merger in exchange for 4,515 restricted stock units of The Enstar Group, Inc. As a result of the Company’s bye-law provision described in footnote 1 above, Mr. Flowers only has voting power with respect to 1,125,590 of the ordinary shares he beneficially owns. The principal address for Mr. Flowers is 717 Fifth Ave., 26th floor, New York, NY 10022.

(5)	Based on information provided by Beck, Mack & Oliver LLC, or Beck Mack, a registered investment adviser under Section 203 of the Investment Advisers Act. The ordinary shares beneficially owned by Beck Mack are owned by investment advisory clients of Beck Mack. These clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No one of these clients owns more than 5% of such class of securities. Beck Mack has shared dispositive power with respect to 902,049 shares and sole voting power with respect to 829,299 shares. The principal address for Beck Mack is 360 Madison Avenue, New York, NY 10017. Robert J. Campbell, one of our directors, is a Partner at Beck Mack. Beck Mack disclaims beneficial ownership of the ordinary shares of the Company that are, or may be deemed to be, beneficially owned by Mr. Campbell.

(6)	Includes 19,432 ordinary shares held directly by Mr. O’Shea and 708,775 ordinary shares held by the Elbow Trust. Mr. O’Shea and his immediate family are the sole beneficiaries of the Elbow Trust. The trustee of the Elbow Trust is RHTCBV.

(7)	Includes 4,498 ordinary shares held directly by Mr. Packer and 708,775 ordinary shares held by Hove Investments Holding Limited, a British Virgin Islands company. The Hove Trust owns all of the equity interests of Hove Investments Holding Limited. Mr. Packer and his immediate family are the sole beneficiaries of the Hove Trust. The trustee of the Hove Trust is RHTCBV.

(8)	Includes 4,150 ordinary shares held directly by Mr. Oros and 200,000 ordinary shares indirectly owned by Mr. Oros through Brittany Ridge Investment Partners, L.P., of which 62,500 ordinary shares are pledged in a brokerage margin account.

(9)	Includes: (a) 32,300 ordinary shares held directly by Mr. Davis, (b) 3,100 ordinary shares held by Mr. Davis’ wife, (c) 17,200 ordinary shares held in trust, (d) 79,025 shares held in a private foundation for which Mr. Davis has voting and investment power, but is not a beneficiary, (e) 600 ordinary shares held indirectly by Mr. Davis through T. Wayne Davis PA, (f) 1,000 ordinary shares held indirectly by Mr. Davis through Redwing Land Company, (g) 500 ordinary shares held indirectly by Mr. Davis through Redwing Properties Inc., (h) 1,000 ordinary shares held in a SEP, (i) 1,500 ordinary shares held in an IRA, (j) 646 shares issuable pursuant to the Enstar Group Limited Deferred Compensation and Ordinary Share Plan for Non-Employee Directors and (k) 14,146 restricted share units of the Company received in the Merger in exchange for 14,146 restricted stock units of The Enstar Group, Inc.

(10)	Includes: (a) 51,645 shares owned outright, (b) 35,500 shares held by a self-directed pension plan, (c) 32,300 shares owned by Mr. Campbell’s spouse and pledged in a brokerage margin account,

(d) 25,050 shares owned by Osprey Partners, (e) 12,600 owned by Mr. Campbell’s children, (f) 3,000 shares owned by the Robert J. Campbell Family Trust, (g) 1,500 shares owned by the F.W. Spellissy Trust and (h) 454 shares issuable pursuant to the Enstar Group Limited Deferred Compensation and Ordinary Share Plan for Non-Employee Directors. Does not include 2,830 ordinary shares owned by a charitable foundation of which Mr. Campbell and his spouse constitute two of three trustees. Neither Mr. Campbell nor his spouse receives a performance fee or any other compensation from the foundation and neither he, nor any member of his immediate family is a beneficiary of the foundation. Mr. Campbell disclaims beneficial ownership of the ordinary shares of the Company that are, or may be deemed to be, beneficially owned by the foundation. Mr. Campbell disclaims beneficial ownership of the ordinary shares of the Company that are, or may be deemed to be, beneficially owned by Beck Mack.

(11)	Includes 8,730 ordinary shares that are issued, but remain subject to certain vesting restrictions.

(12)	Includes 686 shares issuable pursuant to the Enstar Group Limited Deferred Compensation and Ordinary Share Plan for Non-Employee Directors and 14,922 restricted share units of the Company received in the Merger in exchange for 14,922 restricted stock units of The Enstar Group, Inc. Of the shares beneficially owned by Mr. Armstrong, 19,000 shares are pledged as security to BankSouth.

(13)	Includes 518 shares issuable pursuant to the Enstar Group Limited Deferred Compensation and Ordinary Share Plan for Non-Employee Directors and 1,304 restricted share units of the Company received in the Merger in exchange for 1,304 restricted stock units of The Enstar Group, Inc.

(14)	Includes 288 shares issuable pursuant to the Enstar Group Limited Deferred Compensation and Ordinary Share Plan for Non-Employee Directors and 1,383 restricted share units of the Company received in the Merger in exchange for 1,383 restricted stock units of The Enstar Group, Inc.

(15)	See footnotes 2, 4 and 6 through 14.

MATERIAL TAX CONSIDERATIONS

The following summary of our taxation and the taxation of our shareholders under certain tax laws does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase ordinary shares and is for general information only. The discussion is based solely upon current law. That law is subject to change through legislation, court decisions or administrative regulations or rulings. Any such changes may be retroactive and could affect the tax treatment of us and our shareholders. The tax treatment of a holder of ordinary shares, or of a person treated as a holder of ordinary shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder’s particular tax situation. Statements contained in this prospectus as to our beliefs, expectations and conditions as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the opinions of counsel.

You are urged to consult your own tax advisor concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of ordinary shares in light of your particular circumstances.

Taxation of Enstar and Subsidiaries

Bermuda

Under current Bermuda law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax payable by us or our Bermuda subsidiaries. We and our Bermuda subsidiaries have each obtained from the Minister of Finance under the Exempted Undertaking Tax Protection Act 1966 of Bermuda, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to us or our Bermuda subsidiaries or to any of their respective operations, shares, debentures or other obligations, until March 28, 2016. We and our Bermuda subsidiaries could be subject to taxes in Bermuda after that date. This assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 of Bermuda or otherwise payable in relation to any property leased to us or our Bermuda subsidiaries. We and our Bermuda subsidiaries each pay annual Bermuda government fees, and our Bermuda subsidiaries pay annual insurance license fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.

United Kingdom

Our U.K. subsidiaries are companies incorporated and managed in the United Kingdom and are, as such, resident in the United Kingdom for U.K. tax purposes and thus subject to U.K. corporation tax on their worldwide profits (including revenue profits and capital gains).

Harper Insurance Limited is a company incorporated in Switzerland that operates a U.K. branch. The U.K. branch of Harper Insurance Limited is subject to U.K. corporation tax on the profits generated by the U.K. branch only.

It is not expected that, in the context of the group’s profitability as a whole, any such tax charges will be seen to be significant. The maximum rate of U.K. corporation tax applicable to taxable profits is currently 28%. No U.K. withholding tax applies to dividends paid by our U.K. subsidiaries.

Except for our U.K. subsidiaries, we should not be treated as being resident in the United Kingdom unless our central management and control is exercised in the United Kingdom. Our managers intend to continue to manage our affairs so that only our U.K. subsidiaries are resident in the United Kingdom for U.K. tax purposes.

A company not resident in the United Kingdom for U.K. corporation tax purposes can nevertheless be subject to U.K. corporation tax if it carries on a trade through a permanent establishment in the United Kingdom, but the charge to U.K. corporation tax is limited to profits (including revenue profits and chargeable (i.e., capital) gains) connected with such permanent establishment.

Our management intends that we will continue to operate in such a manner that none of our non-U.K. subsidiaries, except Harper Insurance Limited and Compagnie Européenne d’Assurances Industrielles S.A., carries on a trade through a permanent establishment in the United Kingdom. Nevertheless, because neither case law nor statute definitively defines the activities that constitute trading in the United Kingdom through a permanent establishment, HM Revenue & Customs might contend that we and our other subsidiaries, other than our U.K. subsidiaries, is/are trading through a permanent establishment in the United Kingdom.

There are circumstances in which companies that are neither resident in the United Kingdom for U.K. tax purposes nor entitled to the protection afforded by a double tax treaty between the United Kingdom and the jurisdiction in which they are resident may be exposed to income tax in the United Kingdom (other than by deduction or withholding) on the profits of a trade carried on there even if that trade is not carried on through a branch or agency, but our management intends that we will continue to operate in such a manner that we will not fall within the charge to income tax in the United Kingdom (other than by deduction or withholding) in this respect.

If we or any of our subsidiaries, other than our U.K. subsidiaries, were treated as being resident in the United Kingdom for U.K. corporation tax purposes, or if we or any of our subsidiaries, other than Harper Insurance Limited were treated as carrying on a trade through a permanent establishment in the United Kingdom, our results of operations and your investment could be materially adversely affected.

United States

U.S. Subsidiaries.  Our U.S. subsidiaries are Delaware, Georgia and Florida corporations and, as such, each will be subject to taxation in the United States at regular federal corporate income tax rates. State and local taxes may also apply, depending on the location of the offices of these subsidiaries. In addition, a U.S. federal withholding tax will generally apply to any dividends paid by a U.S. subsidiary to its non-U.S. parent.

Taxation of Foreign Corporations.  A foreign corporation that is engaged in the conduct of a U.S. trade or business will be subject to U.S. tax as described below, unless entitled to the benefits of an applicable tax treaty. We and our non-U.S. subsidiaries intend generally to avoid conducting a U.S. trade or business, but whether such a trade or business is being conducted in the United States is an inherently factual determination. Because the U.S. Internal Revenue Code, or the Code, and regulations and court decisions interpreting it, do not definitively identify activities that constitute being engaged in a trade or business in the United States, there can be no assurance that the IRS will not contend (and a court will not hold) that we and/or our non-U.S. subsidiaries are or will be engaged in a trade or business in the United States.

A foreign corporation engaged in a U.S. trade or business will be subject to U.S. federal income tax at regular corporate rates, as well as the branch profits tax, on its income that is “effectively connected” with the conduct of that trade or business unless the corporation is entitled to relief under the “permanent establishment” provision of an applicable tax treaty, as discussed below. These federal taxes, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a foreign corporation may be entitled to deductions and credits only if it timely files a U.S. federal income tax return. The highest marginal federal income tax rates currently are 35% for a corporation’s effectively connected income and 30% for the additional “branch profits” tax.

The Bermuda-U.S. Tax Treaty.  Certain Bermuda insurance companies are entitled to benefits under the income tax treaty between Bermuda and the United States, or the Bermuda Treaty. The Bermuda Treaty limits U.S. federal income tax on such an insurance company’s “effectively connected” income to income that is attributable to a permanent establishment in the United States.

A “permanent establishment” generally consists of an office or other fixed place of business, but no regulations interpreting the Bermuda Treaty have been issued and the treatment of insurance agency relationships and reinsurance arrangements for these purposes may be uncertain. Our Bermuda insurance company subsidiaries currently intend to conduct their activities so that they do not have a permanent establishment in the United States, but there can be no assurance that they will achieve this result.

Moreover, a Bermuda insurance company subsidiary generally is entitled to the benefits of the Bermuda Treaty only if (1) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda or U.S. citizens and (2) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the United States or Bermuda nor U.S. citizens. There can be no assurance that our Bermuda insurance company subsidiaries are eligible for Bermuda Treaty benefits, or will be eligible in the future, because of factual and legal uncertainties regarding the residency and citizenship of our shareholders.

Taxation of Insurance Company Investment Income.  A foreign insurance company carrying on an insurance business within the United States is treated as recognizing a certain minimum amount of “effectively connected” net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risks insured or reinsured by the company. If one or more of our Bermuda insurance company subsidiaries are considered to be engaged in the conduct of an insurance business in the United States and are not entitled to the benefits of the Bermuda Treaty, a significant portion of such a subsidiary’s investment income could be subject to U.S. income tax. In addition, although the Bermuda Treaty clearly applies to premium income, it is uncertain whether the Bermuda Treaty applies to other income such as investment income that is earned by an insurance company. If such a Bermuda subsidiary is considered engaged in the conduct of an insurance business in the United States and is entitled to the benefits of the Bermuda Treaty in general, but the Bermuda Treaty is interpreted to not apply to investment income, a significant portion of the subsidiary’s investment income could be subject to U.S. income tax.

The U.K.-U.S. Tax Treaty.  Under the income tax treaty between the United Kingdom and the United States, or the U.K. Treaty, our U.K. subsidiaries, if entitled to the benefits of the U.K. Treaty, will not be subject to U.S. federal income tax on any income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. Each of those subsidiaries will generally be entitled to the benefits of the U.K. Treaty if (1) during at least half of the days of the relevant taxable year, at least 50% of our outstanding shares are beneficially owned, directly or indirectly, by citizens or residents of the United States and the United Kingdom, and less than 50% of each subsidiary’s gross income for the relevant taxable year is paid or accrued, directly or indirectly, to persons who are not U.S. or U.K. residents in the form of payments that are deductible for purposes of U.K. taxation or (2) with respect to specific items of income, profit or gain derived from the United States, if that income, profit or gain is considered to be derived in connection with, or incidental to, the subsidiary’s business conducted in the United Kingdom.

Although there can be no assurance that our U.K. subsidiaries will be eligible for treaty benefits under the U.K. Treaty because of factual and legal uncertainties regarding (1) the residency and citizenship of our shareholders and (2) the interpretation of what constitutes income incidental to or connected with a trade or business in the United Kingdom, those subsidiaries will endeavor to so qualify. Also, our U.K. subsidiaries intend to conduct their activities in a such a manner as to avoid having a permanent establishment in the United States, but there can be no assurance that they will achieve this result.

U.S. Withholding Taxes.  Foreign corporations are also generally subject to U.S. income tax imposed by withholding on the gross amount of certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments). Generally under the U.K. Treaty, the withholding rate on dividends from less than 10% owned corporations is reduced to 15% and on interest is reduced to 0%. The Bermuda Treaty does not reduce the U.S. withholding rate on U.S.-source investment income, or on dividends paid to us by our U.S. subsidiaries.

Excise Tax on Premiums Paid to Foreign Insurers and Reinsurers.  The United States also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the United States. The rates of tax applicable to premiums paid to our non-U.S. insurance company subsidiaries are 4% for casualty insurance premiums and 1% for reinsurance premiums.

Personal Holding Companies.  Our U.S. subsidiaries could be subject to U.S. tax on certain income if any of these companies is considered to be a “personal holding company,” or a PHC, for U.S. federal income tax purposes. A U.S. corporation generally will be classified as a PHC in a given taxable year if (1) at any time during the last half of the year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (2) at least 60% of the corporation’s gross income in the year consists of “PHC income” (the PHC rules do not apply to foreign corporations). PHC income includes, among other things, dividends, interest, royalties, annuities and, under certain circumstances, rents. Under these constructive ownership rules, among other things, an individual partner in a partnership will be treated as owning a proportionate amount of the stock owned by the partnership and as owning the stock owned by his or her partners. Additionally, certain entities (such as certain tax-exempt organizations and pension funds) will be treated as individuals.

If any of our U.S. subsidiaries were a PHC in a given taxable year, such subsidiary would be subject to a 15% PHC tax on its “undistributed PHC income.” For taxable years beginning after 2010, the PHC tax rate would be the highest marginal rate on ordinary income applicable to individuals.

Based upon information regarding our existing shareholder base, none of our subsidiaries currently constitute a PHC for U.S. federal income tax purposes. Additionally, we intend to manage our business to minimize the possibility that any of these companies will meet the 60% income threshold.

There can be no assurance, however, that our U.S. subsidiaries will not become PHCs in the future because of factors including legal and factual uncertainties regarding the application of the constructive ownership rules, the makeup of our then shareholder base, the gross income of our U.S. subsidiaries and other circumstances that could change the application of the PHC rules to our U.S. subsidiaries. In addition, if our U.S. subsidiaries were to become PHCs, there can be no assurance that the amount of PHC income will be immaterial.

Other Jurisdictions

Certain of our subsidiaries are formed under the laws of, or have operations in, Australia, Belgium, Luxembourg and Switzerland, and are therefore subject to the tax laws of those jurisdictions.

Taxation of Shareholders

Bermuda Taxation

Currently, there is no Bermuda stamp, income, capital gains, gift, estate, withholding or other tax payable on any principal or interest payable by us, on dividends paid to the holders of our ordinary shares, on sales, exchanges or other dispositions of our ordinary shares, or on transfers of ordinary shares by gift or upon death.

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations related to the acquisition, ownership and disposition of our ordinary shares. Unless otherwise stated, this summary deals only with shareholders that are U.S. Persons (as defined below) who hold their ordinary shares as capital assets within the meaning of section 1221 of the Code and as beneficial owners. The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of the shareholder’s specific circumstances. Therefore, you should consult your own tax advisor regarding your anticipated tax treatment from acquiring, owning and disposing of our shares.

In addition, the following summary does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, financial asset securitization investment trusts, dealers or traders in securities, tax exempt organizations, expatriates, persons who are considered with respect to us and our subsidiaries as “United States shareholders” for purposes of the “controlled foreign corporation” rules of the Code (generally, a U.S. Person, as defined below, who owns or is deemed constructively to own 10% or more of the total combined voting power of all classes of stock of our or any of our non-U.S. subsidiaries (i.e., a 10% U.S. Shareholder, as defined below)), or persons who hold the ordinary shares as part of a hedging or conversion transaction or as part of a short-sale or straddle, who may be subject to special rules or treatment under the Code.

This discussion is based upon the Code, the regulations promulgated under it and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in those tax laws or interpretations of them, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the United States and does not address any aspect of U.S. federal taxation other than income taxation.

For purposes of this discussion, the term “U.S. Person” means: (1) a citizen or resident of the United States, (2) a partnership or corporation, or entity treated as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of source, (4) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (b) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes and (5) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing. References to a “foreign” person refer to a person that is not a U.S. Person.

Taxation of Dividends.  Subject to the discussions below relating to the potential application of the controlled foreign corporation, or CFC, related person insurance income, or RPII, and passive foreign investment company, or PFIC, rules, cash distributions, if any, made with respect to our ordinary shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as computed using U.S. tax principles). Any distributions taxable as dividends we may pay before 2011 will be eligible for the 15% rate applicable to qualifying dividend income when received by a shareholder who is an individual (or an estate or trust) because our ordinary shares will be treated as readily tradable on an established securities market in the United States. However, our dividends will not be eligible for the dividends-received deduction when received by a shareholder that is a corporation. To the extent any such distributions exceed our earnings and profits, they will be treated first as a return of the shareholder’s basis in the ordinary shares to the extent thereof, and then as gain from the sale of a capital asset.

Classification of Us or Our Non-U.S. Subsidiaries as Controlled Foreign Corporations.  Each 10% U.S. Shareholder (as defined below) of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year who owns shares in the CFC, directly or indirectly through foreign entities, on the last day of the CFC’s taxable year, must include in gross income for U.S. federal income tax purposes the shareholder’s pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. “Subpart F income” of a foreign insurance corporation typically includes foreign base company sales and services income and foreign personal holding company income (such as interest, dividends and other types of passive income), as well as insurance income (including underwriting and investment income) attributable to the insurance or reinsurance of risks situated outside the CFC’s country of incorporation. Except as described below in “— The RPII CFC Provisions” a foreign corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through foreign entities or by attribution under the constructive ownership rules of section 958(b) of the Code (i.e., “constructively”)) more than 50% of the total combined voting power of all classes of voting stock of the foreign corporation, or more than 50% of the total value of all stock of the corporation. In general, for purposes of taking into account insurance income, these ownership thresholds are reduced to 25%. A “10% U.S. Shareholder” is a U.S. Person who owns (directly, indirectly through foreign entities or constructively) at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation.

Because of the dispersion of our share ownership, provisions in our organizational documents that limit voting power and other factors, no U.S. Person who owns our ordinary shares, directly or indirectly through one or more foreign entities, will be treated as owning (directly, indirectly through foreign entities, or constructively) 10% or more of the total voting power of all classes of shares of our stock or the stock of any of our non-U.S. subsidiaries. It is possible, however, that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge.

The RPII CFC Provisions.  The following discussion generally is applicable only if the RPII of a non-U.S. insurance company subsidiary, determined on a gross basis, is 20% or more of that company’s gross insurance income for a taxable year and the 20% Ownership Exception (as defined below) is not met. The following discussion generally will not apply for any taxable year in which such a company’s RPII falls below the 20% threshold or the 20% Ownership Exception is met. Although there can be no assurance, we do not believe that the discussion that follows regarding RPII is applicable, because we believe that each of our non-U.S. insurance company subsidiaries meets the 20% Ownership Exception and the gross RPII of each of them as a percentage of its gross insurance income was in prior years of operations and will be for the foreseeable future below the 20% threshold for each year.

RPII is any “insurance income” (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a “RPII shareholder” (as defined below) or a “related person” (as defined below) to such RPII shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract that would be taxed under the portions of the Code relating to insurance companies if the income were the income of a domestic insurance company. For purposes of inclusion of the RPII of one of our non-U.S. subsidiaries in the income of RPII shareholders, unless an exception applies, the term “RPII shareholder” means any U.S. Person who owns (directly or indirectly through foreign entities) any of our ordinary shares. Generally, the term “related person” for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons that control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles. A corporation’s pension plan is ordinarily not a “related person” with respect to the corporation unless the pension plan owns, directly or indirectly through the application of certain constructive ownership rules, more than 50%, measured by vote or value, of the stock of the corporation. Each of our non-U.S. insurance company subsidiaries will be treated as a CFC under the RPII provisions if RPII shareholders are treated as owning (directly, indirectly through foreign entities or constructively) 25% or more of our shares by vote or value.

RPII Exceptions.  The special RPII rules will not apply to a non-U.S. insurance company subsidiary of ours if (1) direct and indirect insureds and persons related to such insureds, whether or not U.S. Persons, are treated as owning (directly or indirectly through entities) less than 20% of the voting power and less than 20% of the value of our outstanding shares, or the 20% Ownership Exception, (2) RPII, determined on a gross basis, is less than 20% of gross insurance income of the subsidiary for the taxable year, or the 20% Gross Income Exception, (3) the subsidiary elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business, waives all treaty benefits with respect to RPII and meets certain other requirements or (4) the subsidiary elects to be treated as a U.S. corporation, waives all treaty benefits and meets certain other requirements. Where none of these exceptions applies to one of our non-U.S. insurance company subsidiaries, each U.S. Person owning directly or indirectly through foreign entities, any of our shares on the last day of the subsidiary’s taxable year will be required to include in gross income for U.S. federal income tax purposes that person’s allocable share of the RPII of the subsidiary for the portion of the taxable year during which the subsidiary was a CFC under the RPII provisions, determined as if all such RPII were distributed proportionately only to those U.S. Persons at that date, but limited by each such U.S. Person’s share of that subsidiary’s current-year earnings and profits as reduced by the U.S. Person’s share, if any, of certain prior-year deficits in earnings and profits. Our non-U.S. insurance company subsidiaries intend to operate in a manner that is intended to ensure that each qualifies for the 20% Gross Income Exception.

Computation of RPII.  In order to determine how much RPII a company has earned in each taxable year, we may obtain and rely upon information from its insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through foreign entities) our shares and are U.S. Persons. We may not be able to determine whether any of the underlying direct or indirect insureds to which our non-U.S. subsidiaries provide insurance or reinsurance is a shareholder of us or a related person to such a shareholder. Consequently, we may not be able to determine accurately the gross amount of RPII earned by each non-U.S. insurance company subsidiary in a given taxable year.

If, as expected, the RPII of each of our non-U.S. insurance company subsidiaries is less than 20% of its gross insurance income, RPII shareholders will not be required to include RPII in their taxable income. The amount of RPII includible in the income of a RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

Apportionment of RPII to U.S. Holders.  Every RPII shareholder who owns ordinary shares on the last day of any taxable year of a subsidiary in which the 20% Ownership Exception does not apply and the subsidiary’s gross insurance income constituting RPII for that year equals or exceeds 20% of the subsidiary’s gross insurance income should expect that for such year the RPII shareholder will be required to include in gross income its share of such company’s RPII for the portion of the taxable year during which such company was a CFC under the RPII provisions, whether or not distributed, even though the RPII shareholder may not have owned the shares throughout such period. A RPII shareholder who owns ordinary shares during such a taxable year but not on the last day of the taxable year is not required to include in gross income any part of a subsidiary’s RPII.

For any year in which gross RPII of such a subsidiary is 20% or more of its gross insurance income for the year and the 20% Ownership Exception does not apply, we may also seek information from our shareholders as to whether the beneficial owners of our ordinary shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among those persons. To the extent we are unable to determine whether a beneficial owner of ordinary shares is a U.S. Person, we may assume that such an owner is not a U.S. Person, thereby increasing the per share RPII amount for all known RPII shareholders.

Basis Adjustments.  A RPII shareholder’s tax basis in our ordinary shares will be increased by the amount of any RPII that the shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by us out of previously taxed RPII income. The RPII shareholder’s tax basis in our ordinary shares will then be reduced by the amount of any such distributions that are excluded from income in this fashion.

Uncertainty as to Application of RPII.  The RPII provisions of the Code have never been interpreted by the courts, and the U.S. Treasury Department has not yet issued final regulations under those provisions. The regulations interpreting the RPII provisions exist only in proposed form. It is not certain whether these regulations will ultimately be adopted as proposed, or what changes or clarifications may be made to them, or whether any such changes, as well as any other interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. The RPII statutory provisions include the grant of authority to the Treasury Department to prescribe “such regulations as may be necessary to carry out the purpose of this subsection including ... regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise.” Accordingly, the meaning of the RPII provisions and the application of them to our non-U.S. insurance company subsidiaries is uncertain. In addition, there can be no assurance that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. You should consult your tax advisor as to the effects of these uncertainties.

Information Reporting.  Under certain circumstances, U.S. Persons owning stock in a foreign corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on Form 5471 is required by (1) a person who is treated as a RPII shareholder, (2) a 10% U.S. Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the foreign corporation, and who owned the stock on the last day of that year, and (3) under certain circumstances, a U.S. Person who acquires stock in a foreign corporation and as a result owns 10% or more of the voting power or value of the outstanding stock of the foreign corporation, whether or not the foreign corporation is a CFC, or who ceases to be such a 10% shareholder in a taxable year. For any taxable year in which we determine that gross RPII constitutes 20% or more of any of one of our non-U.S. insurance company subsidiaries’ gross insurance income and the 20% Ownership Exception does not apply, we intend to provide to all identifiable U.S. Persons registered as shareholders of its ordinary shares a completed Form 5471 or the relevant information necessary to complete the form. Failure to file a required Form 5471 may result in substantial penalties.

Tax-Exempt Shareholders.  Tax-exempt entities will generally be required to treat their allocable shares of certain subpart F insurance income, including RPII, if any, as unrelated business taxable income, or UBTI. Prospective investors that are tax-exempt entities are urged to consult their tax advisors as to the potential impact of the UBTI provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a RPII Shareholder also must file IRS Form 5471 in the circumstances described above.

Dispositions of Ordinary Shares.  Subject to the discussions below relating to the potential application of section 1248 of the Code and the PFIC rules, U.S. Persons who own ordinary shares generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of ordinary shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for these ordinary shares exceeds one year, any gain will be subject to tax at a current maximum marginal tax rate of 15% for individuals and certain other non-corporate shareholders and 35% for corporations. There are limitations on the use of capital losses. Moreover, gain, if any, generally will be a U.S. source gain.

Section 1248 of the Code provides that if a U.S. Person sells or exchanges stock in a foreign corporation and the person owned, directly, indirectly through certain foreign entities or constructively, 10% or more of the voting power of the stock of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). Because of the dispersion of the ownership of our shares, provisions in our organizational documents that limit voting power and other factors, no U.S. person should be treated as owning (directly, indirectly through foreign entities or constructively) 10% or more of the total voting power of our outstanding shares. To the extent this is the case, the application of section 1248 under the regular CFC rules will not apply to dispositions of our ordinary shares. It is possible, however, that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge. Section 1248 also applies, by its literal terms, to the sale or exchange of shares in a foreign corporation if the foreign corporation is a CFC for RPII purposes, regardless whether the shareholder is a 10% U.S. Shareholder or whether the 20% Gross Income Exception or the 20% Ownership Exception applies. Existing proposed regulations do not address whether section 1248 will apply if a foreign corporation is not a CFC but the foreign corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. However, this application of section 1248 under the RPII rules should not apply to dispositions of our ordinary shares because it will not be directly engaged in the insurance business. There can be no assurance, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of ordinary shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of ordinary shares.

Passive Foreign Investment Companies.  In general, a foreign corporation will be a PFIC during a given year if (1) 75% or more of its gross income constitutes “passive income,” or the 75% test, or (2) 50% or more of its assets produce (or are held for the production of) passive income, or the 50% test.

If we were characterized as a PFIC during a given year, U.S. Persons holding our ordinary shares would be taxed at ordinary income, rather than capital gains, rates on any gain and would be subject to a penalty tax at the time of the sale at a gain of, or receipt of an “excess distribution” with respect to, their shares, unless they made a “qualified electing fund,” or QEF, election or a “mark-to-market” election. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). The penalty tax is computed by reference to the interest charges on taxes that would have been due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares were earned as ordinary income spread in equal portions over each year in which the shareholder owned the shares and taxed at the highest tax rate applicable to ordinary income in that year. The interest charge is equal to the applicable interest rate imposed on underpayments of U.S. federal income tax. In addition, a distribution paid by us to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be a qualified dividend for purposes of the reduced rate of tax generally applicable to dividends received by individuals and certain other non-corporate taxpayers. Moreover, upon the death of any U.S. individual owning ordinary shares in a PFIC, the individual’s estate or heirs may not be entitled to a “step-up” in tax basis of the shares that would otherwise be available under U.S. federal income tax laws.

The PFIC consequences described above (other than the denial of the reduced rate for dividends paid to non-corporate shareholders) would not apply if a QEF election were made on a timely basis. In such event, the shareholder would be required to include in gross income each year its share of our ordinary income and net capital gain, whether or not distributed. It is uncertain, however, that we would be able to provide our shareholders with the information necessary to make a QEF election.

These consequences also would not apply if a mark-to-market election is timely made. As a result of such an election, the shareholder generally would be required to recognize ordinary income (or, subject to limitations, ordinary loss) each year based on the increase (or decrease) in the market value of our ordinary shares held by such person during the year. In addition, any gain (or loss) from a sale or other disposition of ordinary shares would be treated as ordinary income (or, subject to limitations, ordinary loss). So long as our ordinary shares are traded on Nasdaq, under current regulations a mark-to-market election generally would be available if our ordinary shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Although “passive income” for purposes of the 75% test and the 50% test generally includes interest, dividends, annuities and other investment income, the PFIC rules provide that income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business” is not treated as “passive income.” The PFIC provisions also contain a look-through rule under which a foreign corporation shall be treated as if it “received directly its proportionate share of the income,” and as if it “held its proportionate share of the assets,” of any other corporation in which the foreign corporation owns at least 25% of the value of the stock.

The insurance income exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent attributable to financial reserves in excess of the reasonable needs of the insurance business. We expect that each of our non-U.S. insurance company subsidiaries will be predominantly engaged in an insurance business and is unlikely to have financial reserves in excess of the reasonable needs of its insurance business in each year of operations. Accordingly, none of the income or assets of those subsidiaries would be treated as passive. We also expect that the passive income and assets of our other direct and indirect subsidiaries will be relatively small in relation to the active income and assets of each such subsidiary. Accordingly, in each year of operations, we believe that neither we nor any of our subsidiaries would be a PFIC. There can be no assurance, however, that the IRS will not challenge this position or that a court will not sustain such challenge.

Foreign Tax Credit.  If U.S. Persons own a majority of our shares, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by us (including any gain from the sale of shares that is treated as a dividend under section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder’s U.S. foreign tax credit limitations. We will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. It is also likely that substantially all of the subpart F income, RPII and dividends that are foreign source income will constitute either “passive” or “general” income. Thus, it may not be possible for most shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income.

Backup Withholding on Distributions and Disposition Proceeds.  Information returns may be filed with the IRS in connection with distributions on the ordinary shares and the proceeds from a sale or other disposition of the ordinary shares unless the holder of the ordinary shares establishes an exemption from the information reporting rules. A holder of ordinary shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or other exempt recipient and fails to provide a taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Person will be allowed as a credit against the U.S. Person’s U.S. federal income tax liability and may entitle the U.S. Person to a refund, provided that the required information is furnished to the IRS.

Proposed U.S. Tax Legislation.  Legislation has been introduced in the U.S. Congress intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. connections. It is possible that legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on us or our shareholders. For example, legislation has been introduced in Congress that would, if enacted, deny “qualified dividend income” treatment to amounts paid by any corporation organized under the laws of a foreign country which does not have a comprehensive income tax system, such as Bermuda. It is possible that this legislative proposal, if enacted, could apply retroactively. Therefore, depending on whether, when and in what form this legislative proposal is enacted, we cannot assure you that any dividends paid by us in the future would qualify for reduced rates of tax.

Additionally, the U.S. federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States or is a PFIC, or whether U.S. Persons would be required to include in their gross income the subpart F income or the RPII of a CFC, are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. We cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

UNDERWRITING

Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC, or FPK, is acting as the bookrunning manager of the offering. Subject to the terms and conditions stated in the purchase agreement, dated the date of this prospectus, among us and the underwriters listed below, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the following respective numbers of our ordinary shares.

Number of
Underwriters	Shares

Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC	936,000
Dowling & Partners Securities	264,000

Total	1,200,000

The purchase agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. Under the terms and conditions of the purchase agreement, the underwriters are committed to purchase all of the shares offered by this prospectus, other than those covered by the over-allotment option described below, if any shares are purchased. The purchase agreement also provides that, if an underwriter defaults, the purchase commitment of the non-defaulting underwriter may be increased or this offering may be terminated.

The underwriters initially propose to offer the ordinary shares directly to the public at the public offering price set forth on the cover page of this prospectus. If all of the shares are not sold at the offering price, the underwriters may change the offering price and the other selling terms, including the concession and the reallowance. The underwriters may also purchase the shares as principal and sell them from time to time in the market as conditions warrant.

We have granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase from us up to 180,000 additional ordinary shares at the public offering price, less the underwriting discount and an amount per share, if any, equal to any dividends or distributions declared by us and payable on the ordinary shares that comprise the initial commitment but not payable on the additional ordinary shares, set forth on the cover page of this prospectus. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise the option, each underwriter will become obligated, as long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional ordinary shares approximately proportionate to the underwriter’s initial commitment as indicated in the table above. We will be obligated, pursuant to the option, to sell these additional ordinary shares to the underwriters to the extent the option is exercised. If any additional ordinary shares are purchased pursuant to the option, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered hereby.

The Flowers Fund has expressed its intent to us and the underwriters to purchase in the offering ordinary shares with a value of approximately $20 to $25 million at the public offering price. There can be no assurance that the Flowers Fund will purchase any of these shares. The aggregate number of shares offered by us will not be affected by the number of shares, if any, purchased by the Flowers Fund.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. The information in the table assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share		Total
	Without	With	Without	With
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Underwriting discounts and commissions paid by us	$1.75	$1.75	$2,100,000	$2,415,000
Expenses payable by us	$1.08	$1.01	$1,300,000	$1,400,000

We and our directors and executive officers have agreed, subject to certain exceptions, that, during a period of 180 days from the date of this prospectus (subject to extension as set forth in the applicable agreement), we will not, without the prior written consent of the underwriters (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares or file any registration statement under the Securities Act with respect to any of the foregoing, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of our ordinary shares, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. Trident II, L.P. and its affiliates, including Marsh & McLennan Capital Professionals Fund, L.P. and Marsh & McLennan Employees’ Security Company, L.P., have agreed to the same restrictions during a period of 60 days from the date of this prospectus. The underwriters, in their sole discretion, may release any of the ordinary shares from the lock-up agreements prior to their expiration without notice.

Our ordinary shares trade on the Nasdaq Global Select Market under the symbol “ESGR.” We have applied for listing of the additional ordinary shares being offered hereby on the Nasdaq Global Select Market, under such symbol.

In connection with this offering, the underwriters, being qualified market makers on the Nasdaq Global Select Market, may engage in passive market making transactions in our ordinary shares on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in our offering of ordinary shares. Passive market making may occur during the business day before the pricing of our offering, before the commencement of offers or sales of our ordinary shares. Passive market makers must comply with the applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our ordinary shares during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

In addition, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the ordinary shares during and after the offering.

•	Stabilizing transactions permit bids to purchase our ordinary shares so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of our ordinary shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or by purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of our ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered through exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when any of our ordinary shares originally sold by that syndicate member are purchased in a stabilizing or syndicate cover transaction to cover syndicate short positions.

The effect of these transactions may be to stabilize or maintain the market price of our ordinary shares at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our ordinary shares to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected in the Nasdaq Global Select Market or otherwise and, if commenced, may be discontinued at any time.

The underwriters may, from time to time, engage in transactions with and perform services for us or our affiliates in the ordinary course of their business for which they will receive customary fees and commissions.

This offering is being conducted in accordance with the applicable provisions of Rule 2720 of the Financial Industry Regulatory Authority Conduct Rules because this offering is being made by an underwriter, FPK, with whom we are affiliated. J. Christopher Flowers, one of our directors and largest shareholders, controls JCF Associates II L.P. and J.C. Flowers & Co. LLC. John J. Oros, our Executive Chairman and a member of our board of directors, is a Managing Director of J.C. Flowers & Co LLC. JCF Associates II L.P. is the general partner and J.C. Flowers & Co. LLC is the investment advisor of the Flowers Fund. An affiliate of the Flowers Fund controls approximately 40% of FPK. In addition, we have entered into a joint investment program with an affiliate of one of the underwriters, FPK, as described below.

In December 2007, we, in conjunction with JCF FPK, formed U.K.-based Shelbourne, to invest in RITC transactions (the transferring of liabilities from one Lloyd’s Syndicate to another), with Lloyd’s of London insurance and reinsurance syndicates in run-off. JCF FPK is a joint investment program between FPK and the Flowers Fund. Shelbourne is a holding company of a Lloyd’s Managing Agency, Shelbourne Syndicate Services Limited. We own 50.1% of Shelbourne, which in turn owns 100% of Shelbourne Syndicate Services Limited, the Managing Agency for Lloyd’s Syndicate 2008, a syndicate approved by Lloyd’s of London on December 16, 2007 to undertake RITC transactions with Lloyd’s syndicates in run-off. We have committed capital of approximately £36.0 million (approximately $72.0 million) to Lloyd’s Syndicate 2008. Our capital commitment was financed by approximately £12.0 million (approximately $24.0 million) from bank finance; approximately £11.0 million (approximately $22.0 million) from the Flowers Fund (acting in its own capacity and not through JCF FPK), by way of non-voting equity participation; and approximately £13.0 million (approximately $26.0 million) from available cash on hand. JCF FPK’s capital commitment to Lloyd’s Syndicate 2008 is approximately £14.0 million (approximately $28.0 million).

George Cochran, Chairman of FPK, is a director of two of our subsidiaries, Shelbourne Group Limited and Shelbourne Syndicate Services Limited. Timothy Hanford, Co-Head of FPK Capital, the private equity vehicle of FPK, is a director of three of our subsidiaries: Shelbourne Group Limited, Shelbourne Syndicate Services Limited and SGL No. 1 Limited. In addition, James Lewisohn, Co-Head of FPK Capital, is a director of Shelbourne Group Limited.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view the prospectus online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. In addition, one or more of the underwriters participating in this offering may distribute prospectuses electronically.

Other than the prospectus in electronic format, information on the underwriters and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied on by investors.

United Kingdom

Each underwriter has severally represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our ordinary shares in, from or otherwise involving the United Kingdom.

Ireland

Each of the underwriters has severally represented to and agreed with us that:

•	it has not offered or sold and will not offer or sell any ordinary shares except in conformity with the provisions of the Prospective Directive (Directive 2003/71/EC) and applicable implementing measures in any relevant jurisdiction and Ireland, and the provisions of the Companies Acts 1963 to 2006, as amended, of Ireland and every other enactment that is to be read together with any of those Acts;

•	it has only issued or passed on, and will only issue or pass on, any document received by it in connection with the issue of ordinary shares to persons who are persons to whom the document may otherwise lawfully be issued or passed on; and

•	to the extent it is not exempt from complying with the following under the terms thereof, it has complied and will comply with all applicable provisions of Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 and any applicable implementing measures in any relevant jurisdiction and Ireland, any applicable code of conduct or practice made thereunder, and, to the extent applicable (if any), it will operate within the terms of its authorization under the foregoing when providing investment services (as defined in foregoing Directive).

The Netherlands

Our ordinary shares may not be offered or acquired, directly or indirectly, in the Netherlands, except to or by individuals or entities who or which are qualified investors within the meaning of Article 1:1 of the Financial Supervision Act (Wet op het financieel toezicht) as amended from time to time, or to less than 100 persons or entities, not being qualified investors as referred to above.

We are not licensed by the Netherlands Authority for Financial Markets, or AFM, and are not supervised by the AFM and the Dutch Central Bank (including prudential and market conduct supervision).

Germany

Each of the underwriters has severally represented to and agreed with us that it shall not offer or sell our ordinary shares in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other laws and regulations applicable in the Federal Republic of Germany governing the issue, the offering and the sale of securities.

The distribution of our ordinary shares has not been notified, and our ordinary shares are not registered or authorized for public distribution, in the Federal Republic of Germany under the German Securities Prospectus Act (Wertpapierprospektgesetz). Accordingly, this prospectus has not been filed or deposited with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin).

Italy

The offering of our ordinary shares offered hereby in the Republic of Italy, or Italy, has not been registered with the Commissione Nazionale per la Società e la Borsa, or CONSOB, pursuant to Italian securities legislation and, accordingly, the ordinary shares offered hereby cannot be offered, sold or delivered in Italy, nor may any copy of this prospectus or any other document relating to the ordinary shares offered hereby be distributed in Italy other than to professional investors, or clienti professionali, as defined in CONSOB Regulation No. 16190 of October 29, 2007, pursuant to Articles 100 and 100 bis of the Legislative Decree No. 58 of February 24, 1998 as amended from time to time. Any offer, sale or delivery of the ordinary shares offered hereby or distribution of copies of this prospectus or any other document relating to the ordinary shares offered hereby in Italy must be made:

•	by an investment firm, bank or intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of 24 February 1998 and Legislative Decree No. 385 of 1 September 1993, or the Banking Act, as amended from time to time;

•	in compliance with Article 129 of the Banking Act, and the implementing guidelines of the Bank of Italy as amended from time to time; and

•	in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities.

Italian Provisions Relating to Secondary Market

Investors in our ordinary shares should also note that, in any subsequent distribution of the ordinary shares in Italy, Article 100-bis of Decree No. 58 may require compliance with the law relating to public offers of securities. Where our ordinary shares are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of securities who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorized person at whose premises the ordinary shares were purchased, unless an exemption provided for under Decree No. 58 applies. Furthermore, where our ordinary shares are resold on the secondary markets the seller may also be required to guarantee the solvency of us to investors which are not “Professional Investors.”

Switzerland

Each of the underwriters has severally represented to and agreed with us that it will make sure that its selling and/or marketing of our ordinary shares does not qualify as a “public offering” in the meaning of Art. 1156 Para. 1 of the Swiss Code of Obligations or any other applicable Swiss laws, regulations, rules, codes and practices of any nature whatsoever.

European Economic Area Selling Restriction

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each being a Relevant Member State, each underwriter has severally represented and agreed that an offer to the public of any ordinary shares which are the subject of this offering may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	subject to the rejections of the Relevant Member State, to any company which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, in each case, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons per Member State (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the lead underwriter; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of our ordinary shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any of our ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The prospectus has been prepared on the basis that all offers of the ordinary shares will be made pursuant to an exemption under the Prospectus Directive, as implemented in Relevant Member States, from the requirement to produce a prospectus for offers of our ordinary shares. Accordingly any person making or intending to make any offer within the European Economic Area of our ordinary shares which are the subject of the offering described in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized nor do we or they authorize, the making of any offer of ordinary shares through any financial intermediary, other than offers made by the underwriters which constitute the final placement of the ordinary shares contemplated in this prospectus.

LEGAL MATTERS

The validity of the issuance of the ordinary shares offered hereby will be passed upon for us by Conyers Dill & Pearman. Various legal matters relating to the offering will be passed upon for us by Drinker Biddle & Reath LLP. Various legal matters relating to the offering will be passed upon for the underwriters by Sidley Austin LLP.

EXPERTS

The financial statements of Enstar Group Limited and the related financial statement schedule included and incorporated in this prospectus by reference from Enstar Group Limited’s Annual Report on Form 10-K for the year ended December 31, 2007 and the effectiveness of Enstar Group Limited’s internal control over financial reporting have been audited by Deloitte & Touche, an independent registered public accounting firm, as stated in their reports, which are included and incorporated herein by reference, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Enstar Australia Limited (formerly Cobalt Solutions Australia Limited), Church Bay Limited (formerly AMPG (1992) Limited), Gordian Runoff Limited, TGI Australia Limited and Harrington Sound Limited (formerly AMP General Insurance Limited), incorporated in this prospectus by reference from Amendment No. 1 to the Form 8-K filed by Enstar Group Limited with the SEC on May 21, 2008 have been audited by Ernst & Young, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for Enstar Group Limited for the periods ended March 31, 2007 and 2008, which is included and incorporated herein by reference from Enstar Group Limited’s Quarterly Report on Form 10-Q/A filed with the SEC on June 5, 2008, Deloitte & Touche, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. Deloitte & Touche are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Exchange Act, and, in accordance with these requirements, we are required to file periodic reports and other information with the SEC. The reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC as described below.

You may copy and inspect any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. The SEC also maintains an internet website at http://www.sec.gov that contains our filed reports, proxy and information statements, and other information that we file electronically with the SEC. Additionally, we make these filings available, free of charge, on our website at www.enstargroup.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than the filings incorporated by reference in this prospectus, is not, and should not be, considered part of this prospectus, is not incorporated by reference into this document, and should not be relied upon in connection with making any investment decision with respect to our ordinary shares.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We disclose important information to you by referring you to documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We hereby incorporate by reference the following documents, which have been filed with the SEC (File No. 001-33289):

1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on February 29, 2008;

2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on May 12, 2008 and amended on June 5, 2008;

3. Our Current Reports on Form 8-K, filed with the SEC on January 31, 2008, March 5, 2008, May 21, 2008, June 5, 2008 and June 25, 2008; and

4. The description of our share capital contained in Exhibit 99.1 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and any amendments or reports filed for the purpose of updating any such description.

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, is not incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is modified or superseded for purposes of the prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded does not, except as so modified or superseded, constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by written or oral request made to us at the following address or telephone number:

Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor, 18 Queen Street
Hamilton HM JX, Bermuda
Attention: Corporate Secretary
Telephone: (441) 292-3645

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Enstar Group Limited (formerly known as Castlewood Holdings Limited)

We have audited the accompanying consolidated balance sheets of Enstar Group Limited (formerly known as Castlewood Holdings Limited) and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Enstar Group Limited and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years ended December 31, 2007, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/  Deloitte & Touche

Hamilton, Bermuda
February 29, 2008

ENSTAR GROUP LIMITED

(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)
CONSOLIDATED BALANCE SHEETS
As of December 31, 2007 and 2006

	2007	2006
	(Expressed in thousands of U.S. dollars, except share data)

ASSETS
Short-term investments, available for sale, at fair value (amortized cost: 2007 — $15,480; 2006 — $273,556)	$15,480	$273,556
Fixed maturities, available for sale, at fair value (amortized cost: 2007 — $7,006; 2006 — $5,581)	6,878	5,581
Fixed maturities, held to maturity, at amortized cost (fair value: 2007 — $210,998; 2006 — $328,183)	211,015	332,750
Fixed maturities, trading, at fair value (amortized cost: 2007 — $318,199; 2006 — $93,581)	323,623	93,221
Equities, trading, at fair value (cost: 2007 — $5,087; 2006 — $nil)	4,900	—
Other investments, at fair value	75,300	42,421

Total investments	637,196	747,529
Cash and cash equivalents	995,237	450,817
Restricted cash and cash equivalents	168,096	62,746
Accrued interest receivable	7,200	7,305
Accounts receivable, net	25,379	17,758
Income taxes recoverable	658	—
Reinsurance balances receivable	465,277	408,142
Investment in partly owned company	—	17,998
Goodwill	21,222	21,222
Other assets	96,878	40,735

TOTAL ASSETS	$2,417,143	$1,774,252

LIABILITIES
Losses and loss adjustment expenses	$1,591,449	$1,214,419
Reinsurance balances payable	189,870	62,831
Accounts payable and accrued liabilities	21,383	29,191
Income taxes payable	—	1,542
Loans payable	60,227	62,148
Other liabilities	40,178	29,991

TOTAL LIABILITIES	1,903,107	1,400,122

MINORITY INTEREST	63,437	55,520

SHAREHOLDERS’ EQUITY
Share capital
Authorized issued and fully paid, par value $1 each (Authorized 2007:
156,000,000; 2006: 99,000,000)
Ordinary shares (Issued and outstanding 2007: 11,920,377; 2006: 18,885)	11,920	19
Non-voting convertible ordinary shares (Issued 2007: 2,972,892; 2006: $nil)	2,973	—
Treasury stock at cost (non-voting convertible ordinary shares 2007:
2,972,892; 2006: $nil)	(421,559)	—
Additional paid-in capital	590,934	111,371
Accumulated other comprehensive income	6,035	4,565
Retained earnings	260,296	202,655

TOTAL SHAREHOLDERS’ EQUITY	450,599	318,610

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,417,143	$1,774,252

See accompanying notes to the consolidated financial statements

ENSTAR GROUP LIMITED

(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)
CONSOLIDATED STATEMENTS OF EARNINGS
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(Expressed in thousands of U.S. dollars,
	except share and per share data)

INCOME
Consulting fees	$31,918	$33,908	$22,006
Net investment income	64,087	48,099	28,236
Net realized gains (losses)	249	(98)	1,268

	96,254	81,909	51,510

EXPENSES
Net reduction in loss and loss adjustment expense liabilities	(24,482)	(31,927)	(96,007)
Salaries and benefits	46,977	40,121	40,821
General and administrative expenses	31,413	18,878	10,962
Interest expense	4,876	1,989	—
Net foreign exchange (gain) loss	(7,921)	(10,832)	4,602

	50,863	18,229	(39,622)

EARNINGS BEFORE INCOME TAXES, MINORITY INTEREST AND SHARE OF NET EARNINGS OF PARTLY OWNED COMPANIES	45,391	63,680	91,132
INCOME TAXES	7,441	318	(914)
MINORITY INTEREST	(6,730)	(13,208)	(9,700)
SHARE OF NET EARNINGS OF PARTLY OWNED COMPANIES	—	518	192

EARNINGS BEFORE EXTRAORDINARY GAIN	46,102	51,308	80,710
Extraordinary gain — Negative goodwill (net of minority interest of $nil, $4,329 and $nil, respectively)	15,683	31,038	—

NET EARNINGS	$61,785	$82,346	$80,710

PER SHARE DATA:
Earnings per share before extraordinary gain — basic	$3.93	$5.21	$8.29
Extraordinary gain per share — basic	1.34	3.15	—

Earnings per share — basic	$5.27	$8.36	$8.29

Earnings per share before extraordinary gain — diluted	$3.84	$5.15	$8.14
Extraordinary gain per share — diluted	1.31	3.11	—

Earnings per share — diluted	$5.15	$8.26	$8.14

Weighted average shares outstanding — basic	11,731,908	9,857,194	9,739,560
Weighted average shares outstanding — diluted	12,009,683	9,966,960	9,918,823

See accompanying notes to the consolidated financial statements

ENSTAR GROUP LIMITED

(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(Expressed in thousands of U.S. dollars)

NET EARNINGS	$61,785	$82,346	$80,710

Other comprehensive income:
Unrealized holding (losses) gains on investments arising during the period	249	(98)	1,268
Reclassification adjustment for net realized (gains) losses included in net earnings	(249)	98	(1,268)
Currency translation adjustment	1,470	3,555	(899)

Other comprehensive income (loss)	1,470	3,555	(899)

COMPREHENSIVE INCOME	$63,255	$85,901	$79,811

See accompanying notes to the consolidated financial statements

ENSTAR GROUP LIMITED

(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2007 and 2006 and 2005

	2007	2006	2005
	(Expressed in thousands of U.S. dollars, except share and per share data)

Share Capital — Ordinary Shares
Balance, beginning of year	$19	$22,661	$22,912
Redemption of Class E shares	—	(22,642)	(252)
Grant of Class D shares	—	—	1
Conversion of shares	6,029	—	—
Issue of shares	5,775	—	—
Shares repurchased	(7)	—	—
Share awards granted/vested	104	—	—

Balance, end of year	$11,920	$19	$22,661

Share Capital — Non-Voting Convertible Ordinary Shares
Balance, beginning of year	$—	$—	$—
Conversion of shares	2,973	—	—

Balance, end of year	$2,973	$—	$—

Treasury stock
Balance, beginning of year	$—	$—	$—
Shares acquired, at cost	(421,559)	—	—

Balance, end of year	$(421,559)	$—	$—

Additional Paid-in Capital
Balance, beginning of year	$111,371	$89,090	$85,341
Reclassification of deferred compensation	—	(112)	(30)
Share awards granted/vested	3,665	112	3,779
Shares repurchased	(16,755)	—	—
Issue of shares	490,269	—	—
Amortization of share awards	2,384	22,281	—

Balance, end of year	$590,934	$111,371	$89,090

Deferred compensation
Balance, beginning of year	$—	$(112)	$(371)
Amortization of deferred compensation	—	—	259
Reclassification of deferred compensation	—	112	—

Balance, end of year	$—	$—	$(112)

Accumulated other comprehensive income
Balance, beginning of year	$4,565	$1,010	$1,909
Other comprehensive income/(loss)	1,470	3,555	(899)

Balance, end of year	$6,035	$4,565	$1,010

Retained earnings
Balance, beginning of year	$202,655	$148,257	$67,547
Adjustment to initially apply FIN 48	4,858	—	—

Adjusted balance, beginning of period	207,513	148,257	67,547
Conversion of shares	(9,002)	—	—
Dividend paid	—	(27,948)	—
Net earnings	61,785	82,346	80,710

Balance, end of year	$260,296	$202,655	$148,257

See accompanying notes to the consolidated financial statements.

ENSTAR GROUP LIMITED

(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(Expressed in thousands of
	U.S. dollars)

OPERATING ACTIVITIES:
Net earnings	$61,785	$82,346	$80,710
Adjustments to reconcile net earnings to cash flows provided by operating activities:
Minority interest	6,730	13,208	9,700
Negative goodwill (2006: net of minority interest of $4,329)	(15,683)	(31,038)	—
Share of undistributed net earnings of partly owned companies	—	(518)	(192)
Amortization of deferred compensation	—	—	259
Share-based compensation expense	2,384	22,393	3,780
Net realized and unrealized investment loss (gain)	(249)	453	(1,268)
Other items	5,374	(11,983)	20,321
Depreciation and amortization	951	503	493
Amortization of bond premiums and discounts	176	1,959	564
Net movement of trading securities	104,363	12,122	76,695
Changes in assets and liabilities:
Reinsurance balances receivable	118,850	(52,453)	116,887
Other assets	(7,580)	—	—
Losses and loss adjustment expenses	(105,115)	(14,922)	(282,718)
Reinsurance balances payable	(74,472)	(17,904)	(31,552)
Accounts payable and accrued liabilities	(5,926)	—	—
Other liabilities	(17,914)	—	—

Net cash flows provided by (used in) operating activities	73,674	4,166	(6,321)

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	$5,653	$4,698	$16,561
Purchase of available-for-sale securities	(74,827)	(100,644)	(112,010)
Sales and maturities of available-for-sale securities	411,573	305,387	201,712
Purchase of held-to-maturity securities	(29,512)	(171,250)	(133,492)
Maturity of held-to-maturity securities	229,818	143,298	46,220
Movement in restricted cash and cash equivalents	(53,358)	—	—
Funding of other investments	(11,824)	(11,009)	(26,360)
Other investing activities	(2,396)	8,816	(6,704)

Net cash flows provided by (used in) investing activities	475,127	179,296	(14,073)

FINANCING ACTIVITIES:
Redemption of shares	$—	$(22,642)	$(282)
Distribution of capital to minority shareholders	—	(11,765)	—
Contribution to surplus of subsidiary by minority interest	1,187	22,918	—
Dividend paid	—	(27,948)	—
Dividend paid to minority shareholders	—	(13,715)	(548)
Receipt of loans	42,125	86,356	—
Repayment of loans	(31,032)	(46,839)	—
Repurchase of shares	(16,762)	—	—

Net cash flows used in financing activities	(4,482)	(13,635)	(830)

TRANSLATION ADJUSTMENT	101	778	(533)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	544,420	170,605	(21,757)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	450,817	280,212	301,969

CASH AND CASH EQUIVALENTS, END OF YEAR	$995,237	$450,817	$280,212

Supplement Cash Flow Information
Net income taxes recovered (paid)	$5,241	$647	$(1,733)
Interest paid	$4,597	$1,041	$—

See accompanying notes to the consolidated financial statements

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(Expressed in thousands of U.S. dollars except share and per share data)

1.	DESCRIPTION OF BUSINESS

Enstar Group Limited (formerly Castlewood Holdings Limited) (“Enstar” or the “Company”) was formed in August 2001 under the laws of Bermuda to acquire and manage insurance and reinsurance companies in run-off, and to provide management, consulting and other services to the insurance and reinsurance industry. On January 31, 2007, Enstar completed the merger (the “Merger”) of CWMS Subsidiary Corp., a Georgia corporation and wholly-owned subsidiary of Enstar, with and into The Enstar Group Inc. (“EGI”), a Georgia corporation. As a result of the Merger, EGI, renamed Enstar USA, Inc., is now a wholly-owned subsidiary of Enstar. Prior to the Merger, EGI owned approximately 32% economic and 50% voting interest in Enstar.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation — The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The major estimates reflected in the Company’s financial statements include, but are not limited to, the reserves for losses and loss adjustment expenses and reinsurance balances receivable.

The terms “FAS” and “FASB” used in these notes refer to Statements of Financial Standards issued by the United States Financial Accounting Standards Board.

Basis of consolidation — The consolidated financial statements include the assets, liabilities and results of operations of the Company as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005. Results of operations for subsidiaries acquired are included from the dates of their acquisition by the Company. Intercompany transactions are eliminated on consolidation.

Cash and cash equivalents — For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash and cash equivalents.

Investments —

a) Short-Term Investments:  Short-term investments comprise securities with a maturity greater than three months but less than one year from the date of purchase. Short-term investments classified as available-for-sale are carried at fair value, with unrealized gains and losses excluded from net earnings and reported as a separate component of accumulated other comprehensive income. Amortization expenses derive from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the debt securities.

b) Fixed Maturities:  Debt securities classified as held-to-maturity investments are carried at purchase cost adjusted for amortization of premiums and discounts. Debt investments classified as trading securities are carried at fair value, with unrealized holding gains and losses recognized in net investment income. Debt securities classified as available-for-sale are carried at fair value, with unrealized gains and losses excluded from net earnings and reported as a separate component of accumulated other comprehensive income. Amortization expenses derive from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the debt securities.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES — (cont’d)

c) Equity Securities:  Equity investments are classified as trading securities and are carried at fair value with realized and unrealized holding gains and losses recognized in realized gains and losses.

d) Other Investments:  Other investments include investments in limited partnerships and limited liability companies which value their investments at fair value. The Company has no significant influence and does not participate in the management of these investments. Other investments are accounted for under the equity method whereby the investment is initially recorded at cost and adjusted to reflect the Company’s proportionate share of income or loss for the period and reduced by dividends received. Significant estimates are involved in the valuation of other investments. Because of the inherent uncertainty of valuation, the estimates of fair value may differ significantly from the values that would have been used had a ready market for the other investments existed. The differences could be significant.

Investments classified as held to maturity and available-for-sale are reviewed on a regular basis to determine if they have sustained an impairment of value that is considered to be other than temporary. There are several factors that are considered in the assessment of an investment, which include (i) the time period during which there has been a significant decline below cost, (ii) the extent of the decline below cost, (iii) the Company’s intent and ability to hold the security, (iv) the potential for the security to recover in value, (v) an analysis of the financial condition of the issuer and (vi) an analysis of the collateral structure and credit support of the security, if applicable. The identification of potentially impaired investments involves significant management judgment. Any unrealized depreciation in value considered by management to be other than temporary is recognized in net earnings in the period that it is determined. Realized gains and losses on sales of investments classified as available-for-sale and trading securities are recognized in the consolidated statements of earnings. Investment purchases and sales are recorded on a trade-date basis.

Investment in partly owned company — Investment in a partly owned company, where the Company has significant influence, is carried on the equity basis whereby the investment is initially recorded at cost and adjusted to reflect the Company’s share of after-tax earnings or losses, unrealized investment gains and losses and reduced by dividends received.

Loss and loss adjustment expenses — The liability for loss and loss adjustment expenses includes an amount determined from loss reports and individual cases and an amount, based on historical loss experience and industry statistics, for losses incurred but not reported. These estimates are continually reviewed and are necessarily subject to the impact of future changes in such factors as claim severity and frequency. While management believes that the amount is adequate, the ultimate liability may be significantly in excess of, or less than, the amounts provided. Adjustments will be reflected as part of net increase or reduction in loss and loss adjustment expense liabilities in the periods in which they become known. Premium and commission adjustments may be triggered by incurred losses and any amounts are reflected in net loss and loss adjustment expense liabilities at the same time the related incurred loss is recognized.

The Company’s insurance and reinsurance subsidiaries establish provisions for loss adjustment expenses relating to run-off costs for the estimated duration of the run-off. These provisions are assessed at each reporting date and provisions relating to future periods adjusted to reflect any changes in estimates of the periodic run-off costs or the duration of the run-off. Provisions relating to the current period together with any adjustments to future run-off provisions are included in loss and loss adjustment expenses in the consolidated statements of earnings.

Reinsurance balances receivable — Amounts receivable from reinsurers are estimated in a manner consistent with the loss reserve associated with the underlying policy.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES — (cont’d)

Consulting fee income — Fixed fee income is recognized in accordance with the term of the agreements. Fees based on hourly charge rates are recognized as services are provided. Performance fees are recognized when all of the contractual requirements specified in the agreement are met.

Foreign currencies — At each balance sheet date, recorded balances that are denominated in a currency other than the functional currency of the Company are adjusted to reflect the current exchange rate. Revenue and expense items are translated into U.S. dollars at average rates of exchange for the years. The resulting exchange gains or losses are included in net earnings.

Assets and liabilities of subsidiaries are translated into U.S. dollars at the year-end rates of exchange. Revenues and expenses of subsidiaries are translated into U.S. dollars at the average rates of exchange for the year.

The resultant translation adjustment for self-sustaining subsidiaries is classified as a separate component of other comprehensive income, and for integrated operations is included in net earnings.

Earnings per share — Basic earnings per share is defined as net earnings available to ordinary shareholders divided by the weighted average number of ordinary shares outstanding for the period, giving no effect to dilutive securities. Diluted earnings per share is defined as net earnings available to ordinary shareholders divided by the weighted average number of ordinary and ordinary share equivalents outstanding calculated using the treasury stock method for all potentially dilutive securities. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted earnings per share.

Acquisitions — Goodwill represents the excess of the purchase price over the fair value of the net assets received related to the acquisition of Enstar Limited (formerly “Castlewood Limited”) by Enstar in 2001. FAS No. 142 “Goodwill and Other Intangible Assets” requires that the Company perform an initial valuation of its goodwill assets and to update this analysis on an annual basis. If, as a result of the assessment, the Company determines the value of its goodwill asset is impaired, goodwill is written down in the period in which the determination is made. An annual impairment valuation has concluded that there is no impairment to the value of the Company’s goodwill asset. Negative goodwill arises where the fair value of net assets acquired exceeds the purchase price of those acquired assets and, in accordance with FAS No. 141, “Business Combinations,” has been recognized as an extraordinary gain.

Stock Based Compensation — Enstar adopted Statement of Financial Accounting Standards No. 123(R) “Share Based Payments” (“FAS 123(R)”), in accounting for its employee share awards effective January 1, 2006. FAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements based on the grant date fair value of the award. The adoption of FAS 123(R) did not have a material impact on the consolidated financial statements. On May 23, 2006, Enstar entered into an agreement and plan of merger and a recapitalization agreement. As a result of the execution of these agreements, the accounting treatment for share-based awards issued under Enstar’s employee share plan changed from book value to fair value.

New Accounting Pronouncements — In September 2006, the FASB issued FAS No. 157, Fair Value Measurement (“FAS 157”). This Statement provides guidance for using fair value to measure assets and liabilities. Under this standard, the definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). FAS 157 clarifies that fair value is a market based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets and the lowest priority being unobservable data. Further, FAS 157 requires tabular disclosures of the fair value measurements by level within the fair value hierarchy.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES — (cont’d)

FAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of FAS 157 is not expected to have a material impact on the Company’s financial condition, results of operations and cash flows.

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”). This standard permits an entity to irrevocably elect fair value on a contract-by-contract basis as the initial and subsequent measurement attribute for many financial instruments and certain other items including insurance contracts. An entity electing the fair value option would be required to recognize changes in fair value in earnings and provide disclosure that will assist investors and other users of financial information to more easily understand the effect of the company’s choice to use fair value on its earnings. Further, the entity is required to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This standard does not eliminate the disclosure requirements about fair value measurements included in FAS 157 and FAS No. 107, “Disclosures about Fair Value of Financial Instruments”. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Company has not made any elections to date under FAS 159.

In December 2007, the FASB issued FAS No. 141(R) “Business Combinations” (“FAS 141(R)”). FAS 141(R) replaces FAS No. 141 “Business Combinations” (“FAS 141”) but retains the fundamental requirements in FAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. FAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. FAS 141(R) also requires acquisition-related costs to be recognized separately from the acquisition, recognize assets acquired and liabilities assumed arising from contractual contingencies at their acquisition-date fair values and recognized goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (January 1, 2009 for calendar year-end companies). The Company is currently evaluating the provisions of FAS 141(R) and its potential impact on future financial statements.

In December 2007, the FASB issued FAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“FAS 160”). FAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. FAS 160 requires consolidated net income to be reported at the amounts that include the amounts attributable to both the parent and the noncontrolling interest. This statement also establishes a method of accounting for changes in a parent’s ownership interest in a subsidiary that does result in deconsolidation. FAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (January 1, 2009 for calendar year-end companies). The presentation and disclosure of FAS 160 shall be applied retrospectively for all periods presented. The Company is currently evaluating the provisions of FAS 160 its potential impact on future financial statements.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	ACQUISITIONS

2005 — In 2005, Enstar, through one of its subsidiaries, completed the acquisition of Fieldmill Insurance Company Limited (formerly Harleysville Insurance Company (UK) Limited).

The purchase price and fair value of assets acquired were as follows:

Purchase price	$1,403
Direct costs of the acquisition	42

Total purchase price	$1,445

Net assets acquired at fair value	$1,445

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash and investments	$18,006
Reinsurance balances receivable	25,489
Losses and loss adjustment expenses	(41,965)
Accounts payable and accrued liabilities	(85)

Net assets acquired at fair value	$1,445

2006 — On March 30, 2006, Hillcot Holdings Ltd. (“Hillcot Holdings”), a 50.1% owned subsidiary of Enstar, acquired Aioi Insurance Company of Europe Limited (“Aioi”), a reinsurance company based in the U.K., for total consideration of £62 million, of which £50 million was paid in cash and £12 million by way of vendor loan note. Subsequent to the acquisition, Aioi’s name was changed to Brampton Insurance Company Limited (“Brampton”).

On October 4, 2006 and November 20, 2006, Enstar completed the acquisitions of Cavell Holdings Limited (U.K.) (“Cavell”), a U.K. Company, which owns a U.K. reinsurance company and a Norwegian reinsurer, for total consideration of $60.9 million and Unione Italiana (UK) Reinsurance Company (“Unione”), a reinsurance company based in the U.K., for total consideration of $17.4 million. The acquisitions were funded from available cash on hand and approximately $24.5 million in new debt.

The acquisitions have been accounted for using the purchase method of accounting, which requires that the acquirer record the assets and liabilities acquired at their estimated fair value.

The purchase price and fair value of assets acquired were as follows:

Purchase price	$186,614
Direct costs of acquisitions	876

Total purchase price	$187,490

Net assets acquired at fair value	$222,857

Excess of net assets over purchase price (negative goodwill)	(35,367)
Less: Minority interest share of negative goodwill	4,329

$(31,038)

The negative goodwill of $31.0 million (net of minority interest) relating to the acquisitions completed in the year arose as a result of the following: 1) Income earned by Brampton between the date of the balance sheet on which the agreed purchase price was based, December 31, 2004 and the date the acquisition closed, March 30, 2006;

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	ACQUISITIONS — (cont’d)

and 2) a result of the strategic desire of the vendor of Cavell and Unione to achieve an exit from such operations and therefore to dispose of the companies at a discount to fair value.

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash, investments and accrued interest	$576,250
Reinsurance balances receivable	55,433
Accounts receivable (net) and other assets	13,821
Losses and loss adjustment expenses	(422,647)

Net assets acquired at fair value	$222,857

Other assets acquired consist of a building to be disposed of by sale and deferred tax assets.

In June 2006, a subsidiary of the Company entered into a definitive agreement for the purchase of a minority interest in a U.S. holding company that owns two property and casualty insurers based in Rhode Island, both of which are in run-off. Completion of the transaction is conditioned on, among other things, governmental and regulatory approvals and satisfaction of various other closing conditions. As a consequence, the Company cannot predict if or when this transaction will be completed.

2007 — On January 31, 2007, the Company completed the merger (the “Merger”) of CWMS Subsidiary Corp., a Georgia corporation and its wholly-owned subsidiary (“CWMS”), with and into The Enstar Group, Inc. (“EGI”). As a result of the Merger, EGI, renamed Enstar USA, Inc., is now a direct wholly-owned subsidiary of the Company.

Following completion of the Merger, trading in EGI’s common stock ceased and certificates for shares of EGI’s common stock now represent the same number of Enstar ordinary shares. Commencing February 1, 2007, the ordinary shares of Enstar traded on the NASDAQ Global Select Market under the ticker symbol ‘ESGRD’ until March 1, 2007 and, thereafter, under the ticker symbol ‘ESGR.’

In addition, immediately prior to the closing of the Merger, Enstar completed a recapitalization pursuant to which it: (1) exchanged all of its previous outstanding shares for new ordinary shares of Enstar, (2) designated its initial Board of Directors immediately following the Merger; (3) repurchased certain of its shares held by Trident II, L.P. and its affiliates; (4) made payments totaling $5.1 million to certain of its executive officers and employees, as an incentive to remain with Enstar following the Merger; and (5) purchased, through its wholly-owned subsidiary, Enstar Limited, the shares of B.H. Acquisition Ltd., a Bermuda company, held by an affiliate of Trident II, L.P.

On February 23, 2007, Enstar repurchased 7,180 Enstar ordinary shares from T. Whit Armstrong for total consideration of $0.7 million. This repurchase was done in accordance with the letter agreement dated May 23, 2006, between T. Whit Armstong, T. Wayne Davis and Enstar pursuant to which Enstar agreed to repurchase from Messrs. Armstrong and Davis, upon their request, during a 30-day period commencing January 15, 2007, at then prevailing market prices, such number of Enstar ordinary shares as provides an amount sufficient for Messrs. Armstrong and Davis to pay taxes on compensation income resulting from the exercise of options by them on May 23, 2006 for 50,000 shares of EGI common stock in the aggregate. Mr. Davis did not elect to sell shares under the agreement. Messrs. Armstrong and Davis are directors of the Company.

On January 31, 2007, the Company acquired the 55% of the shares of B.H. Acquisition Ltd. (“BH”) that it previously did not own. The Company acquired 22% of BH from an affiliate of Trident II, L.P. for total cash consideration of approximately $10.2 million and acquired EGI’s 33% interest in BH as part of the Merger. BH wholly owns two insurance companies in run-off, Brittany Insurance Company Ltd., incorporated in Bermuda, and

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	ACQUISITIONS — (cont’d)

Compagnie Européenne d’Assurances Industrielles S.A., incorporated in Belgium. After completion of the acquisition and the Merger, the Company owns all outstanding shares in BH.

The acquisitions have been accounted for using the purchase method of accounting, which requires that the acquirer record the assets and liabilities acquired at their estimated fair value.

The purchase price and fair value of assets acquired for the EGI and BH acquisitions were as follows:

Purchase price	$506,189
Direct costs of acquisition	3,149

Total purchase price	$509,338

Net assets acquired at fair value	$514,986

Excess of net assets over purchase price	$(5,648)

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

		Allocation of
	Net Assets	Excess of Net	Adjusted Net
	Acquired at	Assets Over	Assets Acquired
	Fair Value	Purchase Price	at Fair Value

Cash	$83,111	$—	$83,111
Other investments	18,139	(223)	17,916
Investment in Enstar	426,797	(5,238)	421,559
Investment in BH	15,246	(187)	15,059
Accounts receivable	4,931	—	4,931
Reinsurance balances payable (net)	(509)	—	(509)
Losses and loss adjustment expenses	(11,901)	—	(11,901)
Accounts payable	(20,828)	—	(20,828)

Net assets acquired at fair value	$514,986	$(5,648)	$509,338

On February 23, 2007, the Company, through a wholly-owned subsidiary, completed the acquisition of Inter-Ocean Holdings Ltd. (“Inter-Ocean”) for total consideration of approximately $57.5 million. Inter-Ocean owns two reinsurance companies, one based in Bermuda and the other based in Ireland.

The purchase price and fair value of assets acquired for Inter-Ocean was as follows:

Purchase price	$57,201
Direct costs of acquisition	303

Total purchase price	$57,504

Net assets acquired at fair value	$73,187

Excess of net assets over purchase price (negative goodwill)	$(15,683)

The negative goodwill of approximately $15.7 million relating to the acquisition of Inter-Ocean arose primarily as a result of the strategic desire of the vendors to achieve an exit from such operations and therefore to dispose of Inter-Ocean at a discount to fair value.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	ACQUISITIONS — (cont’d)

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash, restricted cash and investments	$479,760
Accounts receivable and accrued interest	5,620
Reinsurance balances receivable	149,043
Losses and loss adjustment expenses	(415,551)
Insurance and reinsurance balances payable	(145,317)
Accounts payable	(368)

Net assets acquired at fair value	$73,187

The following unaudited proforma condensed combined income statement for the twelve months ended December 31, 2007 and 2006 combines the historical consolidated statements of income of the Company, EGI, BH and Inter-Ocean giving effect to the business combinations and related transactions as if they had occurred on January 1, 2007 and 2006, respectively.

	Enstar							Enstar
Twelve Months Ended	Group			Proforma			Proforma	Group Limited
December 31, 2007:	Limited	BH	EGI	Adjustment	Sub-Total	Inter-Ocean	Adjustment	Proforma

Total Income	$86,748	$4,789	$1,807	$(3,310)	$90,034	$3,684	$(563)	$93,155
Total Expenses	(53,136)	(3,259)	344	2,890	(53,162)	(410)	(1,414)	(54,986)

Net Earnings before Extraordinary Gain	33,612	1,530	2,151	(420)	36,872	3,274	(1,977)	38,169
Extraordinary Gain	15,683	—	—	—	15,683	—	—	15,683

Net Earnings	$49,295	$1,530	$2,151	$(420)	$52,555	$3,274	$(1,977)	$53,852

Net Earnings per Ordinary Share before extraordinary gains — Basic								$3.25
Extraordinary gain — Basic								1.34

Net Earnings per Ordinary Share — Basic								$4.59

Net (Loss) Earnings per Ordinary Share before extraordinary gains — Diluted								$3.18
Extraordinary gain — Diluted								1.31

Net Earnings per Ordinary Share — Diluted								$4.49

Weighted Average Shares — Basic								11,731,908
Weighted Average Shares — Diluted								12,009,683

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	ACQUISITIONS — (cont’d)

	Enstar							Enstar
Twelve Months Ended	Group			Proforma			Proforma	Group Limited
December 31, 2006:	Limited	BH	EGI	Adjustment	Sub-Total	Inter-Ocean	Adjustment	Proforma

Total Income	$81,909	$5,160	$22,705	$(18,627)	$91,147	$26,509	$(750)	$116,906
Total Expenses	(30,601)	(4,009)	(11,985)	1,250	(45,345)	(27,682)	(959)	(73,986)

Net Earnings (Loss) before Extraordinary Gain	51,308	1,151	10,720	(17,377)	45,802	(1,173)	(1,709)	42,920
Extraordinary Gain	31,038	—	6,149	(6,149)	31,038	—	—	31,038

Net Earnings (Loss)	$82,346	$1,151	$16,869	$(23,526)	$76,840	$(1,173)	$(1,709)	$73,958

Net Earnings per Ordinary Share before extraordinary gains — Basic								$4.35
Extraordinary gain — Basic								3.15

Net Earnings per Ordinary Share — Basic								$7.50

Net Earnings per Ordinary Share before extraordinary gains — Diluted								$4.31
Extraordinary gain — Diluted								$3.11

Net Earnings per Ordinary Share — Diluted								$7.42

Weighted Average Shares — Basic								9,857,194
Weighted Average Shares — Diluted								9,966,960

On June 12, 2007, the Company completed the acquisition of Tate & Lyle Reinsurance Ltd. (“Tate & Lyle”) for total consideration of approximately $5.9 million. Tate & Lyle is a Bermuda-based reinsurance company.

The purchase price and fair value of assets acquired for Tate & Lyle was as follows:

Purchase price	$5,788
Direct costs of acquisition	85

Total purchase price	$5,873

Net assets acquired at fair value	$5,873

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash, restricted cash and investments	$16,794
Reinsurance balances receivable	223
Losses and loss adjustment expenses	(11,144)

Net assets acquired at fair value	$5,873

On August 28, 2007, the Company completed the acquisition of Marlon Insurance Company Limited, a reinsurance company in run-off, and Marlon Management Services Limited (together, “Marlon”) for total consideration of approximately $31.2 million. Marlon are U.K.-based companies.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	ACQUISITIONS — (cont’d)

The purchase price and fair value of assets acquired for Marlon were as follows:

Purchase price	$30,845
Direct costs of acquisition	390

Total purchase price	$31,235

Net assets acquired at fair value	$31,235

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash, restricted cash and investments	$57,942
Accounts receivable and accrued interest	658
Reinsurance balances receivable	24,912
Losses and loss adjustment expenses	(45,011)
Insurance and reinsurance balances payable	(5,621)
Accounts payable and accrued liabilities	(1,645)

Net assets acquired at fair value	$31,235

The fair values of reinsurance assets and liabilities acquired are derived from probability weighted ranges of the associated projected cash flows, based on actuarially prepared information and management’s run-off strategy. Any amendment to the fair values resulting from changes in such information or strategy will be recognized when they occur.

In December 2007, Enstar, in conjunction with JCF FPK I L.P., or “JCF FPK,” and a newly-hired executive management team, formed U.K.-based Shelbourne Group Limited, or Shelbourne, to invest in Reinsurance to Close or “RITC” transactions (the transferring of liabilities from one Lloyd’s Syndicate to another) with Lloyd’s of London insurance and reinsurance syndicates in run-off. JCF FPK is a joint investment program between Fox-Pitt, Kelton, Cochran, Caronia & Waller, or FPKCCW, and the Flowers Fund. The Flowers Fund is a private investment fund advised by J.C. Flowers & Co. LLC. Mr. Flowers is the founder and Managing Member of J.C. Flowers & Co LLC. Mr. John J. Oros, Enstar’s Executive Chairman and a member of Enstar’s board of directors, is a Managing Director of J.C. Flowers & Co LLC. Mr. Oros splits his time between J.C. Flowers & Co. LLC and Enstar. In addition, an affiliate of the Flowers Fund controls approximately 41% of FPKCCW. Shelbourne is a holding company of a Lloyd’s Managing Agency, Shelbourne Syndicate Services Limited. Enstar owns 50.1% of Shelbourne, which in turn owns 100% of Shelbourne Syndicate Services Limited, the Managing Agency for Lloyd’s Syndicate 2008, a syndicate approved by Lloyd’s of London on December 16, 2007 to undertake RITC transactions with Lloyd’s syndicates in run-off. In February 2008, Lloyd’s Syndicate 2008 entered into RITC agreements with four Lloyd’s Syndicates with total gross insurance reserves of approximately $455.0 million. Since January 1, 2008, Enstar has committed capital of approximately £36.0 million (approximately $72.0 million) to Lloyd’s Syndicate 2008. Enstar’s capital commitment was financed by approximately £12.0 million (approximately $24.0 million) from bank finance; approximately £11.0 million (approximately $22.0 million) from the Flowers Fund (acting in its own capacity and not through JCF FPK), by way of a non-voting equity participation; and approximately £13.0 million (approximately $26.0 million) from available cash on hand. JCF FPK’s capital commitment to Lloyd’s Syndicate 2008 is approximately £14.0 million (approximately $28.0 million).

On December 10, 2007, Enstar entered into a definitive agreement for the purchase from AMP Limited, or AMP, of AMP’s Australian-based closed reinsurance and insurance operations, or Gordian. The purchase price, including acquisition expenses, of approximately AUS$440.0 million (approximately $417.0 million), will be

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	ACQUISITIONS — (cont’d)

financed by approximately AUS$301.0 million (approximately $285.0 million) from bank finance jointly with a London-based bank and a German bank, in which the Flowers Fund is a significant shareholder of the German bank; approximately AUS$42.0 million (approximately $40.0 million) from the Flowers Fund, by way of non-voting equity participation; and approximately AUS$97.0 million (approximately $92.0 million) from available cash on hand. Following approval of the transaction by Australian regulatory authorities on February 20, 2008, Enstar expects the transaction to close on March 5, 2008. The interest on the bank loan is LIBOR plus 2.2% and is repayable within six years.

On December 13, 2007, Enstar entered into a definitive agreement for the purchase of Guildhall Insurance Company Limited, a U.K.-based insurance and reinsurance company that has been in run-off since 1986. The acquisition was completed on February 29, 2008. The purchase price, including acquisition expenses, of approximately £32.0 million (approximately $64.0 million) was financed by the drawdown of approximately £16.5 million (approximately $33.0 million) from a facility loan agreement with a London-based bank; approximately £5.0 million (approximately $10.0 million) from the Flowers Fund, by way of non-voting equity participation; and approximately £10.5 million (approximately $21.0 million) from available cash on hand. The interest rate on the bank loan is LIBOR plus 2% and is repayable within five years.

4.	RESTRICTED CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the amount of $168.1 million and $62.7 million as of December 31, 2007 and 2006, respectively, are restricted for use as collateral against letters of credit, in the amount of $128.5 million and $41.5 million as of December 31, 2007 and 2006, respectively, and as guarantee under trust agreements. Letters of credit are issued to ceding insurers as security for the obligations of insurance subsidiaries under reinsurance agreements with those ceding insurers.

5.	INVESTMENTS

Available-for-sale —

The cost and fair value of investments classified as available-for-sale as at December 31, 2007 were $22.5 million and $22.4 million, respectively, and $279.1 million and $279.1 million, respectively, as at December 31, 2006. As of December 31, 2007 there were no investments in Goldman Sachs Mutual Funds, which totaled $203.8 million at December 31, 2006.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	INVESTMENTS — (cont’d)

Held-to-maturity —

The amortized cost and estimated fair value of investments in debt securities classified as held-to-maturity are as follows:

		Gross	Gross
		Unrealized	Unrealized
	Amortized	Holding	Holding	Fair
	Cost	Gains	Losses	Value

As of December 31, 2007
U.S. Treasury and Agency securities	$132,332	$816	$(314)	$132,834
Non-U.S. Government securities	2,534	—	(12)	2,522
Corporate debt securities	76,149	159	(666)	75,642

	$211,015	$975	$(992)	$210,998

As of December 31, 2006
U.S. Treasury and Agency securities	$165,388	$14	$(2,614)	$162,788
Non-U.S. Government securities	7,594	—	—	7,594
Corporate debt securities	159,768	121	(2,088)	157,801

	$332,750	$135	$(4,702)	$328,183

The gross unrealized losses on held-to-maturity debt securities were split as follows:

	2007	2006

Due within one year	$161	$301
After 1 through 5 years	217	3,310
After 5 through 10 years	13	254
After 10 years	601	837

	$992	$4,702

As of December 31, 2007 and 2006, the number of securities in an unrealized loss position was 48 and 70, respectively, with a fair value of $122.3 million and $298.8 million, respectively. Of these securities, the number of securities that have been in an unrealized loss position for 12 months or longer was 45 and 59, respectively, with a fair value of $102.5 million and $185.3 million, respectively. As of December 31, 2007 and 2006, none of these securities were considered to be other than temporarily impaired. Management has the intent and ability to hold these securities until their maturities. The unrealized losses from these securities were not a result of credit, collateral or structural issues.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	INVESTMENTS — (cont’d)

The amortized cost and estimated fair values as at December 31, 2007 of debt securities classified as held-to-maturity by contractual maturity are shown below.

	Amortized	Fair
	Cost	Value

Due within one year	$72,033	$71,905
After 1 through 5 years	128,927	129,494
After 5 through 10 years	166	153
After 10 years	9,889	9,446

	$211,015	$210,998

Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Of the available for sale investments of $22.3 million, $21.7 million were due within one year, with the remainder due after ten years.

Trading —

The estimated fair value of investments classified as trading securities as of December 31 was as follows:

	2007	2006

U.S. Treasury and Agency securities	$237,943	$24,703
Non-U.S. Government securities	3,244	30,710
Corporate debt securities	82,436	37,808
Equity securities	4,900	—

	$328,523	$93,221

The investment return of $17.7 million on the trading securities, under the terms of insurance and reinsurance agreements of a subsidiary acquired in 2007, is for the account of insureds or reinsurers and is excluded from investment income.

Equities

Equities are comprised of two portfolios that invest in both small and large market capitalization publicly traded U.S. companies. The equity portfolio is actively managed by a third-party manager. As at December 31, 2007, unrealized losses of $0.2 million have been included in earnings for these securities.

Other investments —

At December 31, 2007 and 2006 the Company had $75.3 million and $42.4 million, respectively, of other investments recorded in limited partnerships and limited liability companies under the equity method. These other investments represent 4.2% and 3.4% of total investments and cash and cash equivalents at December 31, 2007 and 2006, respectively. All of the Company’s other investments are subject to restrictions on redemptions and sales which are determined by the governing documents and limit the Company’s ability to liquidate these investments in the short term. Due to a lag in the valuations reported by the managers, the Company records changes in the investment value with up to a three-month lag. The investments in limited partnerships and limited liability companies consist primarily of equity investments in non-U.S. financial services companies.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	INVESTMENTS — (cont’d)

As at December 31, 2007 and 2006 the Company had total unfunded capital commitments relating to its other investments of $74.6 million and $68.1 million, respectively.

Major categories of net investment income are summarized as follows:

	2007	2006	2005

Interest from cash and cash equivalents and short-term investments	$49,544	$36,228	$20,680
Interest from fixed maturities	15,798	13,227	9,206
Other	17	(355)	39
Amortization of bond premiums and discounts	(767)	(1,959)	(564)
Other investments	(331)	2,259	—
Investment expenses	(174)	(1,301)	(1,125)

	$64,087	$48,099	$28,236

During the years ended December 31, 2007, 2006 and 2005 proceeds from sales and maturities of available for sale securities were $0.4 billion, $0.3 billion and $0.2 billion, respectively. Gross realized gains on sale of available-for-sale securities were $0.1 million, $0.1 million and $1.8 million, respectively, and gross realized losses on sale of available-for-sale securities were $0.1 million, $0.1 million and $Nil, respectively.

6.	REINSURANCE BALANCES RECEIVABLE

	2007	2006

Recoverable from reinsurers on:
Paid losses	$37,313	$65,982
Outstanding losses	85,439	81,292
Losses incurred but not reported	468,753	396,589
Fair value adjustment	(126,228)	(135,721)

	$465,277	$408,142

The fair value adjustment, determined on acquisition of reinsurance subsidiaries, was based on the estimated timing of loss and loss adjustment expense recoveries and an assumed interest rate equivalent to a risk free rate for securities with similar duration to the reinsurance receivables acquired plus a spread to reflect credit risk, and is amortized over the estimated recovery period, as adjusted for accelerations on commutation settlements, using the constant yield method.

The Company’s acquired reinsurance subsidiaries used retrocessional agreements to reduce their exposure to the risk of reinsurance assumed. The Company remains liable to the extent that retrocessionaires do not meet their obligations under these agreements, and therefore, the Company evaluates and monitors concentration of credit risk. Provisions are made for amounts considered potentially uncollectable. The allowance for uncollectable reinsurance recoverable was $164.6 million and $150.1 million at December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, reinsurance receivables with a carrying value of $350.2 million and $244.1 million, respectively, were associated with two and one reinsurers, respectively, which represented 10% or more of total reinsurance balances receivable. In the event that all or any of the reinsuring companies are unable to meet their obligations under existing reinsurance agreements, the Company will be liable for such defaulted amounts.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	INVESTMENT IN PARTLY-OWNED COMPANY

On December 31, 2006 the Company held 45% of the ordinary shares of B.H. Acquisition Ltd. (“BH”). On January 31, 2007, the Company acquired the 55% of the shares of BH that it previously did not own. The Company has consolidated the results of operations of BH from the acquisition date.

The balance of the investment in partly-owned company was $nil and $18.0 million at December 31, 2007 and 2006, respectively.

8.	LOSSES AND LOSS ADJUSTMENT EXPENSES

	2007	2006

Outstanding	$706,887	$624,015
Incurred but not reported	1,169,578	900,034
Fair value adjustment	(285,016)	(309,630)

	$1,591,449	$1,214,419

The fair value adjustment, determined on acquisition of reinsurance subsidiaries, was based on the estimated timing of loss and loss adjustment expense payments and an assumed interest rate equivalent to a risk free rate for securities with similar duration to the loss and loss adjustment expense provisions acquired, and is amortized over the estimated payout period, as adjusted for accelerations on commutation settlements, using the constant yield method.

In establishing the liability for losses and loss adjustment expenses related to asbestos and environmental claims, management considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities have been established to cover additional exposures on both known and unasserted claims. Estimates of the liabilities are reviewed and updated continually. Developed case law and adequate claim history do not exist for such claims, especially because significant uncertainty exists about the outcome of coverage litigation and whether past claim experience will be representative of future claim experience.

In view of the changes in the legal and tort environment that affect the development of such claims, the uncertainties inherent in valuing asbestos and environmental claims are not likely to be resolved in the near future. Ultimate values for such claims cannot be estimated using traditional reserving techniques and there are significant uncertainties in estimating the amount of the Company’s potential losses for these claims.

There can be no assurance that the reserves established by the Company will be adequate or will not be adversely affected by the development of other latent exposures. The Company’s liability for unpaid losses and loss adjustment expenses as of December 31, 2007 and 2006 included $420.0 million and $389.1 million, respectively, that represents an estimate of its net ultimate liability for asbestos and environmental claims. The gross liability for such claims as at December 31, 2007 and 2006 was $677.6 million and $666.1 million, respectively.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	LOSSES AND LOSS ADJUSTMENT EXPENSES — (cont’d)

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

	2007	2006	2005

Balance as at January 1	$1,214,419	$806,559	$1,047,313
Less reinsurance recoverables	342,160	213,399	310,653

	872,259	593,160	736,660
Effect of exchange rate movement	18,625	24,856	3,652
Incurred related to prior years	(24,482)	(31,927)	(96,007)
Paid related to prior years	(20,422)	(75,293)	(69,007)
Acquired on purchase of subsidiaries	317,505	361,463	17,862

Net balance as at December 31	1,163,485	872,259	593,160
Plus reinsurance recoverables	427,964	342,160	213,399

Balance as at December 31	$1,591,449	$1,214,419	$806,559

The net reduction in loss and loss adjustment expense liabilities for the years ended December 31, 2007, 2006 and 2005 was primarily due to the following:

	2007	2006	2005

Reduction in estimates of ultimate losses	$30,745	$21,433	$73,224
(Increase) reduction in provisions for bad debts	(1,746)	6,296	20,200
Amortization of fair value adjustments	(26,531)	(10,942)	(7,917)
Reduction in provisions for loss adjustment expenses	22,014	15,139	10,500

Net reduction in loss and loss adjustment expense liabilities	$24,482	$31,927	$96,007

The reduction in estimates of ultimate losses in 2007, 2006 and 2005 arose from commutations and policy buy-backs, the settlement of losses in the year below carried reserves, lower than expected incurred adverse loss development and the resulting reductions in actuarial estimates of losses incurred but not reported. Based on a review during 2007 of reinsurance balances receivables, the Company increased its aggregate bad debt provisions. As a result of the collection of certain reinsurance receivables, against which bad debt provisions had been provided in earlier periods, the Company reduced its aggregate provisions for bad debt in 2006 and 2005.

9.	LOANS PAYABLE

				Repaid		Loan	Loan
	Loan	Amount of	Interest	during	Accrued	Payable at	Payable at
Facility	Date	Loan	Rate	2007	Interest	Dec 31, 2007	Dec 31, 2006

Flatts	August 28/07	$15,300	Libor + 2%	—	$109	$15,409	$—
Virginia	October 4/06	24,500	Libor + 2%	—	910	25,410	24,961
Oceania	February 22/07	26,825	Libor + 2%	$26,825	0	—	—
Hillcot	April 12/06	19,200	Libor + 2%	—	208	19,408	19,402
BH	October 4/06	17,500	6.75%			—	17,785

Total						$60,227	$62,148

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	LOANS PAYABLE — (cont’d)

The Company incurred interest expense on its loan facilities of $4.9 million and $2.0 million for the years ended December 31, 2007 and 2006, respectively. Included within this amount was $nil and $0.3 million of interest expense incurred on the loan from BH.

The Hillcot facility contains various financial and business covenants, including limitations on dividends of restricted subsidiaries, restrictions as to the disposition of stock of restricted subsidiaries and limitations on mergers and consolidations. The loan facility is due to be repaid in April 2010. As at December 31, 2007 all of the covenants relating to the facility were met.

The fair values of the Company’s floating rate loans approximate their book value.

On February 18, 2008 the Company fully repaid outstanding principal and accrued interest of $40.5 million, from available cash on hand, in respect of the Flatts and Virginia loan facilities. As at December 31, 2007, all of the covenants relating to the Flatts and Virginia loan facilities were met.

10.	SHARE CAPITAL

As at December 31, 2007, the authorized share capital was 156,000,000 (2006: 99,000,000) ordinary shares, par value of $1.00 per share. The following table is a summary of changes in ordinary shares issued and outstanding:

Issued and fully paid ordinary shares of par value $1 each —

	2007	2006

Balance, beginning of year	$19	$22,661
Redemption of shares	—	(22,642)
Conversion of shares	6,029
Issue of shares	5,775	—
Shares repurchased	(7)	—
Share awards vested	104	—

Balance, end of year	$11,920	$19

Issued and fully paid non-voting convertible ordinary shares of par value $1 each —

	2007	2006

Balance, beginning of year	$—	$—
Conversion of shares	2,973	—

Balance, end of year	$2,973	$—

11.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income as of December 31, 2007 and 2006 is comprised of cumulative translation adjustments and unrealized holding gains on investments arising during the year.

	2007	2006

Cumulative translation adjustments	$6,163	$4,565
Unrealized holding gains on investments	(128)	—

	$6,035	$4,565

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	EMPLOYEE BENEFITS

a) Summary

Components of salaries and benefits are summarized as follows:

	2007	2006	2005

Salaries and benefits	$31,639	$22,882	$21,456
Defined contribution pension plan expense	2,050	1,506	1,342
2004-2005 employee share plan	2,385	22,393	3,780
Annual incentive plan	10,903	14,533	—
Prior annual incentive plan	—	—	14,243
Reversal of prior annual incentive plan accrual	—	(21,193)	—

Total salaries and benefits	$46,977	$40,121	$40,821

b) Defined contribution pension plan

The Company provides pension benefits to eligible employees through various plans sponsored by the Company. All pension plans are structured as defined contribution plans. Pension expense for the years ended December 31, 2007, 2006 and 2005 was $2.1 million, $1.5 million and $1.3 million, respectively.

c) Employee share plans

Employee stock awards for 2007 are summarized as follows:

		Weighted
		Average Fair
	Number of	Value of
	Shares	the Award

Nonvested — January 1	92,293	$8,851
Granted	38,357	3,784
Vested	(104,788)	(10,354)

Nonvested — December 31	25,862	3,166

On May 23, 2006, the Company entered into an agreement and plan of merger with EGI (the “Merger Agreement”) and a recapitalization agreement. These agreements provided for the cancellation of the then current annual incentive compensation plan and replaced it with a new annual incentive compensation plan.

i) 2004-2005 employee share plan

As a result of the execution of these agreements, the accounting treatment for share-based awards under the Company’s employee share plan changed from book value to fair value. The determination of the share-award expenses was based on the fair-market value per share of EGI common stock as of the grant date and is recognized over the vesting period.

Compensation costs of $2.4 million, $22.4 million and $3.8 million relating to the issuance of share-awards to employees of the Company in 2004 and 2005 have been recognized in the Company’s statement of earnings for years ended December 31, 2007, 2006 and 2005, respectively. Included in the amount for the year ended December 31, 2006 is $15.6 million relating to the modification of the Company’s employee share plan from a book value plan to a fair value plan.

As of December 31, 2007, total unrecognized compensation costs related to the non-vested share awards amounted to $0.6 million. These costs are expected to be recognized over a weighted average period of 0.69 years.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	EMPLOYEE BENEFITS — (cont’d)

ii) 2006-2010 Annual Incentive Plan and 2006 Equity Incentive Plan

For the year ended December 31, 2007, 38,357 shares were awarded to a director, officers and employees under the 2006 Equity Incentive Plan. The total value of the award was $3.8 million, of which $0.5 million was charged as an expense for the year ended December 31, 2007 and $3.3 million was charged against the 2006-2010 Annual Incentive Plan accrual established for the year ended December 31, 2006.

As a result of the cancellation of the previous annual incentive compensation plan, $21.2 million of unpaid bonus accrual was reversed during the year ended December 31, 2006.

The accrued liability relating to the 2006-2010 Annual Incentive Plan for the years ended December 31, 2007 and 2006 was $11.6 million and $14.6 million, respectively.

iii) Enstar Group Limited Employee Share Purchase Plan

On August 8, 2007, the Company’s board of directors approved the Enstar Group Limited Employee Share Purchase Plan and reserved 200,000 ordinary shares for issuance under the plan. The plan has not yet been approved by the Company’s shareholders and must be approved by them within 12 months of board approval. The Company intends to seek such approval at the Annual General Meeting in 2008.

(d)	Options

Prior to the Merger, the Company had no options outstanding to purchase any of its share capital. In accordance with the Merger Agreement, on January 31, 2007, fully vested options were granted by the Company to replace options previously issued by EGI with the same fair value as the EGI options.

Weighted
		Average	Intrinsic
	Number of	Exercise	Value of
	Shares	Price	Shares

Outstanding — January 1, 2007	—	$—	—
Granted	490,371	25.40	—
Exercised	—	—	—
Forfeited	—	—	—

Outstanding — December 31, 2007	490,371	$25.40	$47,575

Stock options outstanding and exercisable as of December 31, 2007 were as follows:

			Weighted Average
	Number of	Weighted Average	Remaining
Ranges of Exercise Prices	Options	Exercise Price	Contractual Life

$10 - $20	323,645	$17.20	3.1 years
$40 - $60	166,726	41.32	5.7 years

(c) Deferred Compensation and Stock Plan for Non-Employee Directors

EGI, prior to the Merger, had in place a Deferred Compensation and Stock Plan for Non-Employee Directors which permitted non-employee directors to receive all or a portion of their retainer and meeting fees in common stock and to defer all or a portion of their retainer and meeting fees in stock units. Upon completion of the Merger, each stock unit was converted from a right to receive a share of EGI common stock into a right to receive an Enstar Group Limited ordinary share. No additional amounts will be deferred under the plan.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	EMPLOYEE BENEFITS — (cont’d)

On June 5, 2007, the Compensation Committee of the board of directors of the Company approved the Enstar Group Limited Deferred Compensation and Ordinary Share Plan for Non-Employee Directors (the “EGL Deferred Compensation Plan”). The EGL Deferred Compensation Plan became effective immediately. The EGL Deferred Compensation Plan provides each member of the Company’s board of directors who is not an officer or employee of the Company or any of its subsidiaries (each, a “Non-Employee Director”) with the opportunity to elect (i) to receive all or a portion of his or her compensation for services as a director in the form of the Company’s ordinary shares instead of cash and (ii) to defer receipt of all or a portion of such compensation until retirement or termination.

Non-Employee Directors electing to receive compensation in the form of ordinary shares will receive whole ordinary shares (with any fractional shares payable in cash) as of the date compensation would otherwise have been payable. Non-Employee Directors electing to defer compensation will have such compensation converted into share units payable as a lump sum distribution after the director’s “separation from service” as defined under Section 409A of the Internal Revenue Code of 1986, as amended. The lump sum share unit distribution will be made in the form of ordinary shares, with fractional shares paid in cash.

For the year ended December 31, 2007, 1,147 restricted share units were credited to the accounts of Non-Employee Directors under the EGL Deferred Compensation Plan.

13.	EARNINGS PER SHARE

The following table sets forth the comparison of basic and diluted earnings per share for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005

Basic earnings per share
Net earnings	$61,785	$82,346	$80,710
Weighted average shares outstanding — basic	11,731,908	9,857,194	9,739,560

Basic earnings per share	$5.27	$8.36	$8.29

Diluted earnings per share
Net earnings	$61,785	$82,346	$80,710
Weighted average shares outstanding — basic	11,731,908	9,857,194	9,739,560
Share equivalents:
Unvested shares	43,334	109,766	179,263
Restricted share units	378	—	—
Options	234,063	—	—

Weighted average shares outstanding — diluted	12,009,683	9,966,960	9,918,823

Diluted earnings per share	$5.15	$8.26	$8.14

The weighted average ordinary shares outstanding shown for the years ended December 31, 2007, 2006 and 2005 reflect the conversion of Class A, B, C and D shares to ordinary shares on January 31, 2007, as part of the recapitalization completed in connection with the Merger, as if the conversion occurred on January 1, 2007, 2006 and 2005. For the year ended December 31, 2007, the ordinary shares issued to acquire EGI are reflected in the calculation of the weighted average ordinary shares outstanding from January 31, 2007, the date of issue.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	RELATED PARTY TRANSACTIONS

The Company has entered into certain transactions with companies and partnerships that are affiliated with Messrs. J. Christopher Flowers and John J. Oros. Messrs Flowers and Oros are members of the Company’s board of directors and Mr. Flowers is one of the largest shareholders of Enstar.

•	The Company received management fees for advisory services provided to J.C. Flowers II L.P. (the “Flowers Fund”), a private investment fund, for the years ended December 31, 2007, 2006 and 2005 of $1.2 million, $0.9 million and $Nil, respectively. Of this amount $0.8 million, $0.5 million and $Nil was earned for the years ended December 31, 2007, 2006 and 2005, respectively.

•	The Company has, as of December 31, 2007, 2006 and 2005, investments in entities affiliated with Mr. Flowers with a total value of $71.6 million, $40.6 million and $24.5 million, respectively, and outstanding commitments to entities managed by Mr. Flowers, for the same periods, of $76.3 million, $68.1 million and $Nil, respectively. The Company’s outstanding commitments may be drawn down over approximately the next six years.

•	In March 2006, Enstar and Shinsei Bank Limited, or Shinsei, completed the acquisition of Aioi. The acquisition was effected through Hillcot Holdings in which Enstar holds a 50.1% economic interest and Shinsei holds the remaining 49.9%. Enstar and Shinsei made capital contributions to Hillcot to fund the acquisition in proportion to their economic interests. Mr. Flowers is a director and the largest shareholder of Shinsei.

•	In February 2008, the Flowers Fund committed to fund approximately $72.0 million for its share of the economic interest in the acquisitions of Gordian, Guildhall and Shelbourne.

•	In February 2008, the Company entered into an AUS$301.0 million (approximately $285.0 million) joint loan facility with an Australian and German bank. The Flowers Fund is a significant shareholder of the German bank.

During the years ended December 31, 2007, 2006 and 2005, Enstar paid $0.1 million, $0.2 million and $0.1 million, respectively, to Saracens Ltd. for corporate marketing and entertainment. Dominic Silvester, Chief Executive Officer of Enstar, is a director of Saracens Ltd.

In April 2005, Enstar (US) Inc. entered into a lease agreement for use of office space with one of its directors running through to 2008. For the twelve months ended December 31, 2007, 2006 and 2005, Enstar (US) Inc. incurred rent expense of $0.2 million, $0.1 million and $0.1 million.

In 2006 and 2007 the Company granted loans to certain of its employees in relation to tax incurred on shares awarded as part of the incentive plans. On December 31, 2007, the total amount due from employees for loans granted, including accrued interest charges at 5%, was $1.3 million (2006: $0.1 million).

15.	LITIGATION

The Company, in common with the insurance and reinsurance industry in general, is subject to litigation and arbitration in the normal course of its business operations. While the outcome of the litigation cannot be predicted with certainty, the Company is disputing and will continue to dispute all allegations that management believes are without merit. As of December 31, 2007, the Company was not a party to any material litigation or arbitration outside its normal course of business operations.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	TAXATION

Under current Bermuda law, the Company is not required to pay any taxes in Bermuda on its income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, the Company will be exempt from taxation in Bermuda until March 2016.

The Company has operating subsidiaries and branch operations in the United Kingdom, United States and Europe and is subject to the relevant taxes in those jurisdictions. The weighted average expected tax provision has been calculated using pre-tax accounting income in each jurisdiction multiplied by that jurisdictions applicable statutory tax rate.

Deferred income taxes arise from the recognition of temporary differences between income determined for financial reporting purposes and income tax purposes. Such differences result from differing bases of depreciation and amortization, run-off costs and employee compensation for tax and book purposes.

As of December 31, 2007 and 2006, United Kingdom insurance subsidiaries and branch operations had tax loss carryforwards, which do not expire, and deductions available for tax purposes of approximately $432.6 million and $511.0 million, respectively. Certain of the Company’s U.K. insurance and reinsurance subsidiaries have tax loss carryforwards that arose prior to acquisition. Under U.K. tax law, these tax loss carryforwards are available to offset future taxable income generated by the acquired company without time limit. In 2007, the U.K. taxing authorities partially repealed for the 2007 tax year, and fully repealed for all tax years including and after 2008, Finance Act 2000 Section 107. Section 107 allowed the Company’s U.K. insurance and reinsurance entities to disclaim part or all of their loss reserves in any given tax year. The disclaimed reserves would then refresh as current year losses in the following year.

The Company has made estimates of future taxable income of subsidiaries and has provided a valuation allowance in respect of those loss carryforwards where it does not expect to realize a benefit.

A valuation allowance has been provided for the tax benefit of these items as follows:

	2007	2006

Benefit of loss carryforward	$129,251	$153,314
Valuation allowance	(119,040)	(153,314)

	$10,211	$—

The actual income tax rate for the years ended December 31, 2007, 2006 and 2005, differed from the amount computed by applying the effective rate of 0% under the Bermuda law to earnings before income taxes as a result of the following:

	2007	2006	2005

Earnings before income tax	$54,344	$82,028	$81,624

Expected tax rate	0%	0%	0%
Foreign taxes at local expected rates	(0.3)%	1.6%	0.7%
Change in uncertain tax positions	(14.1)%	—	—
Other	0.7%	(2.0)%	0.4%

Effective tax rate	(13.7)%	(0.4)%	1.1%

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $4.9 million increase to the January 1, 2007 balance of retained earnings.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	TAXATION — (cont’d)

As a result of the Company’s merger with EGI on January 31, 2007, the Company assumed approximately $15.3 million of liabilities for unrecognized tax benefits related to various U.S., state and local income tax matters, and $2.4 million of accrued interest related to uncertain tax positions as a result of EGI’s adoption of FIN 48 on January 1, 2007.

During the year ended December 31, 2007 there were certain reductions to the unrecognized tax benefit due to the expiration of statutes of limitations of $8.5 million, which is included in net earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007 upon initial adoption	$4,396
Balance assumed as a result of the merger with EGI on January 31, 2007	17,698
Gross increases — tax positions related to the current year	117
Gross increases — tax positions related to prior years	729
Lapse of statute of limitations	(9,825)

Balance at December 31, 2007	$13,115

Included in the balance at December 31, 2007, were $3.2 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

Within specific countries, the subsidiaries may be subject to audit by various tax authorities and may be subject to different statutes of limitations expiration dates. With limited exceptions, the Company’s major subsidiaries that operate in the U.S. and U.K. are no longer subject to audits for years before 2003 and 2005, respectively.

It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain of the unrecognized tax positions could decrease by up to approximately $3.6 million within the next 12 months if the statute of limitations expires on certain tax periods.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a part of the income tax expense. During the years ended December 31, 2007, 2006, and 2005 the Company had recognized a benefit for the reversal of interest and penalties related to unrecognized tax benefits due to the statute expirations of $1.2 million, $Nil, and $Nil, respectively. The Company had approximately $2.0 million and $Nil accrued for the payment of interest and penalties related to unrecognized tax benefits at December 31, 2007 and December 31, 2006, respectively.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	STATUTORY REQUIREMENTS

The Company’s insurance and reinsurance operations are subject to insurance laws and regulations in the jurisdictions in which they operate, including Bermuda, Europe and the United Kingdom. Statutory capital and surplus as reported to the relevant regulatory authorities for the insurance and reinsurance subsidiaries of the Company as of December 31, 2007 and 2006 was as follows:

	Bermuda		UK		Europe
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006	2007	2006

Required statutory capital and surplus	$23,127	$17,084	$39,857	$37,713	$25,055	$20,234
Actual statutory capital and surplus	$119,548	$71,292	$283,980	$231,162	$80,292	$57,491
Statutory income	$31,369	$19,597	$32,581	$(13,731)	$6,851	$605
Maximum available for dividends	$76,422	$54,208	$18,046	$4,294	$1,818	$1,123

As of December 31, 2007 and 2006, retained earnings of $22.1 million and $21.6 million of one of the Company’s subsidiaries required regulatory approval prior to distribution.

18.	COMMITMENTS AND CONTINGENCIES

a) Lease Commitment — The Company leases office space under operating leases expiring in various years through 2015. The leases are renewable at the option of the lessee under certain circumstances. The following is a schedule of future minimum rental payments on non-cancelable leases as of December 31, 2007:

2008	$1,751
2009	1,912
2010	1,655
2011	1,234
2012	546
2013 through 2017	1,139

$8,237

Rent expense for the years ended December 31, 2007, 2006 and 2005 was $2.2 million, $1.6 million and $1.7 million, respectively.

b) Other — SLM Corporation — On January 27, 2008, the Company was advised by J.C. Flowers & Co. LLC, or J.C. Flowers, that SLM Corporation, or Sallie Mae, had agreed to drop its previously announced lawsuit against J.C. Flowers and its partners seeking the payment of a $900 million termination fee. In addition, Sallie Mae and J.C. Flowers and its partners agreed to terminate the merger agreement. The Company has not and will not be obligated to make any payment of any kind to J.C. Flowers in respect of our share of the termination fee.

New NIB Partners L.P.  — On January 30, 2008, the Company was advised by New NIB Partners L.P. (“New NIB”) that the previously announced sale of NIBC Bank N.V. (“NIBC”) to Kaupthing Bank hf was no longer going to proceed due to the current instability in the financial markets. The Company owns approximately 1.6% of New NIB which owns approximately 79% of NIBC.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	SEGMENT INFORMATION

The determination of reportable segments is based on how senior management monitors the Company’s operations. The Company measures the results of its operations under two major business categories: consulting and reinsurance.

Consulting fees for the reinsurance segment are intercompany fees paid to the consulting segment. Salary and benefits for the reinsurance segment relate to the discretionary bonus expense on the net income after taxes of the reinsurance segment.

	Consulting	Reinsurance	Total

2007
Consulting fees	$59,465	$(27,547)	$31,918
Net investment income	228	63,859	64,087
Net realized losses	—	249	249

	59,693	36,561	96,254

Net reduction in loss and loss adjustment expense liabilities	—	(24,482)	(24,482)
Salaries and benefits	36,222	10,755	46,977
General and administrative expenses	21,844	9,569	31,413
Interest expense	—	4,876	4,876
Net foreign exchange loss (gain)	192	(8,113)	(7,921)

	58,258	(7,395)	50,863

Earnings before income taxes and minority interest	1,435	43,956	45,391
Income taxes	(597)	8,038	7,441
Minority interest	—	(6,730)	(6,730)

Earnings before extraordinary gain	838	45,264	46,102
Extraordinary gain	—	15,683	15,683

Net earnings	$838	$60,947	$61,785

Revenue from one client of the Company’s consulting segment was $12.4 million.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	SEGMENT INFORMATION — (cont’d)

	Consulting	Reinsurance	Total

2006
Consulting fees	$54,546	$(20,638)	$33,908
Net investment income	1,225	46,874	48,099
Net realized losses	—	(98)	(98)

	55,771	26,138	81,909

Net reduction in loss and loss adjustment expense liabilities	—	(31,927)	(31,927)
Salaries and benefits	28,255	11,866	40,121
General and administrative expenses	12,751	6,127	18,878
Interest expense	—	1,989	1,989
Net foreign exchange loss (gain)	146	(10,978)	(10,832)

	41,152	(22,923)	18,229

Earnings before income taxes, minority interest and share of net earnings of partly owned companies	14,619	49,061	63,680
Income taxes	490	(172)	318
Minority interest	—	(13,208)	(13,208)
Share of net earnings of partly-owned companies	—	518	518

Net earnings before extraordinary gain	15,109	36,199	51,308
Extraordinary gain	—	31,038	31,038

Net earnings	$15,109	$67,237	$82,346

Revenue from one client of the Company’s consulting segment was $9.3 million.

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	SEGMENT INFORMATION — (cont’d)

	Consulting	Reinsurance	Total

2005
Consulting fees	$38,046	$(16,040)	$22,006
Net investment income	576	27,660	28,236
Net realized gains	—	1,268	1,268

	38,622	12,888	51,510

Net reduction in loss and loss adjustment expense liabilities	—	(96,007)	(96,007)
Salaries and benefits	26,864	13,957	40,821
General and administrative expenses	9,246	1,716	10,962
Net foreign exchange loss	10	4,592	4,602

	36,120	(75,742)	(39,622)

Earnings before income taxes, minority interest and share of net earnings of partly owned companies	2,502	88,630	91,132
Income taxes	(883)	(31)	(914)

Minority interest	—	(9,700)	(9,700)
Share of net earnings of partly-owned companies	—	192	192

Net earnings	$1,619	$79,091	$80,710

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	CONDENSED UNAUDITED QUARTERLY FINANCIAL DATA

	2007 Quarters Ended
	December 31	September 30	June 30	March 31
	(In thousands of U.S. dollars)

Consulting fees	$17,193	$6,238	$3,826	$4,661
Net investment income and net realized gains	13,240	15,901	16,844	18,351

	30,433	22,139	20,670	23,012

Net reduction in loss and loss adjustment expense liabilities	(25,874)	(313)	(805)	2,510
Salaries and benefits	15,144	8,671	10,360	12,802
General and administrative expenses	6,935	10,890	7,915	5,673
Interest expense	1,109	1,442	1,307	1,018
Net foreign exchange (gain) loss	(255)	(4,651)	(3,069)	54

	(2,941)	16,039	15,708	22,057

Income taxes	1,281	(933)	8,109	(1,016)
Minority interest	284	(2,599)	(2,167)	(2,248)
Extraordinary gain	—	—	—	15,683

NET EARNINGS	$34,939	$2,568	$10,904	$13,374

Earnings per share before extraordinary item — Basic	$2.93	$0.22	$0.92	$(0.21)
Extraordinary item — Basic	—	—	—	1.41

Earnings per share — Basic	$2.93	$0.22	$0.92	$1.20

Earnings per share before extraordinary item — Diluted	$2.86	$0.21	$0.89	$(0.20)
Extraordinary item — Diluted	—	—	—	1.37

Earnings per share — Diluted	$2.86	$0.21	$0.89	$1.17

Weighted average shares outstanding — Basic	11,920,393	11,920,393	11,916,013	11,160,448
Weighted average shares outstanding — Diluted	12,197,074	12,200,514	12,204,562	11,425,716

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	CONDENSED UNAUDITED QUARTERLY FINANCIAL DATA — (cont’d)

	2006 Quarters Ended
	December 31	September 30	June 30	March 31
	(In thousands of U.S. dollars)

Consulting fees	$12,958	$9,350	$5,251	$6,349
Net investment income and net realized gains	14,563	12,712	11,066	9,660

	27,521	22,062	16,317	16,009

Net reduction in loss and loss adjustment expense liabilities	(21,227)	(3,920)	(4,323)	(2,457)
Salaries and benefits	17,685	7,996	6,491	7,949
General and administrative expenses	6,591	4,154	4,995	3,138
Interest expense	1,095	362	532	—
Net foreign exchange gain	(1,918)	(947)	(7,497)	(470)

	2,226	7,645	198	8,160

Income taxes	557	(1,034)	581	214
Minority interest	(5,403)	(2,619)	(4,974)	(212)
Share of net earnings of partly owned companies	23	232	151	112
Extraordinary gain	26,691	—	—	4,347

NET EARNINGS	$47,163	$10,996	$11,877	$12,310

Earnings per share before extraordinary item — Basic	$2.07	$1.11	$1.21	$0.82
Extraordinary item — Basic	2.69	—	—	0.45

Earnings per share — Basic	$4.76	$1.11	$1.21	$1.27

Earnings per share before extraordinary item — Diluted	$2.05	$1.10	$1.19	$0.80
Extraordinary item — Diluted	2.67	—	—	0.44

Earnings per share — Diluted	$4.71	$1.10	$1.19	$1.24

Weighted average shares outstanding — Basic	9,910,670	9,910,670	9,849,321	9,755,826
Weighted average shares outstanding — Diluted	10,002,964	10,002,964	9,945,994	9,914,551

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Enstar Group Limited (formerly known as Castlewood Holdings Limited)

We have audited the consolidated financial statements of Enstar Group Limited and subsidiaries (the Company) as of December 31, 2007 and 2006, and for the years ended December 31, 2007, 2006 and 2005, and the Company’s internal control over financial reporting as of December 31, 2007, and have issued our reports thereon dated February 29, 2008; such consolidated financial statements and reports are included elsewhere in this annual report. Our audits also included the financial statement schedule of the Company listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, the consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/  DELOITTE & TOUCHE

Hamilton, Bermuda
February 29, 2008

SCHEDULE II

ENSTAR GROUP LIMITED

CONDENSED BALANCE SHEETS
As of December 31, 2007 and 2006

	2007	2006
	(In thousands of U.S. dollars, except share data)

ASSETS
Cash and cash equivalents	$2,354	$4,593
Balances due from subsidiaries	41,591	63,885
Investments in subsidiaries	548,399	340,120
Goodwill	21,222	21,222
Accounts receivable and other assets	10,844	2,972

TOTAL ASSETS	$624,410	$432,792

LIABILITIES
Accounts payable and accrued liabilities	$1,075	16,160
Balances due to subsidiaries	109,299	42,502

TOTAL LIABILITIES	110,374	58,662

MINORITY INTEREST	63,437	55,520

SHAREHOLDERS’ EQUITY
Share capital
Authorized issued and fully paid, par value $1 each (Authorized 2007: 156,000,000; 2006: 99,000,000)
Ordinary shares (Issued 2007: 11,920,377 ; 2006: 18,885)	11,920	19
Non-voting convertible ordinary shares (Issued 2007: 2,972,892; 2006: Nil)	2,973	—
Treasury stock at cost (non-voting convertible ordinary shares 2007:
2,972,892; 2006: Nil)	(421,559)	—
Additional paid-in capital	590,934	111,371
Accumulated other comprehensive income	6,035	4,565
Retained earnings	260,296	202,655

TOTAL SHAREHOLDERS’ EQUITY	450,599	318,610

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$624,410	$432,792

See accompanying Notes to the Condensed Financial Statements.

ENSTAR GROUP LIMITED

CONDENSED STATEMENTS OF EARNINGS
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(In thousands of U.S. dollars)

INCOME
Net investment income	$557	$310	$113
Dividend income from subsidiaries	—	70,254	2,051

	557	70,564	2,164

EXPENSES
Salaries and benefits	4,414	20,893	5,851
General and administrative expenses	4,514	772	590
Interest expense	7,118	1,204	—
Foreign exchange losses (gains)	163	(220)	293

	16,209	22,649	6,734

EARNINGS (LOSS) BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF CONSOLIDATED SUBSIDIARIES	(15,652)	47,915	(4,570)
EQUITY IN UNDISTRIBUTED EARNINGS OF CONSOLIDATED SUBSIDIARIES	84,167	47,639	94,980
MINORITY INTEREST	(6,730)	(13,208)	(9,700)

NET EARNINGS	$61,785	$82,346	$80,710

See accompanying Notes to the Condensed Financial Statements.

ENSTAR GROUP LIMITED

CONDENSED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(In thousands of U.S. dollars)

OPERATING ACTIVITIES:
Net cash flows provided by (used in) operating activities	$56,590	$116,805	$(935)

FINANCING ACTIVITIES:
Dividends paid	—	(27,948)	—
Contribution of capital	(42,067)	(64,819)	—
Repurchase of shares	(16,762)	—	—
Redemption of shares	—	(22,642)	(282)

Net cash flows used in financing activities	(58,829)	(115,409)	(282)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,239)	1,396	(1,217)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,593	3,197	4,414

CASH AND CASH EQUIVALENTS, END OF YEAR	$2,354	$4,593	$3,197

See accompanying Notes to the Condensed Financial Statements.

ENSTAR GROUP LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
December 31, 2007, 2006, and 2005
(In thousands of U.S. dollars)

1.	DESCRIPTION OF BUSINESS

Enstar Group Limited (“Enstar ”’) (formerly Castlewood Holdings Limited) was incorporated under the laws of Bermuda on August 16, 2001 and with its subsidiaries (collectively the “Company”) acquires and manages insurance and reinsurance companies in run-off, and provides management, consultancy and other services to the insurance and reinsurance industry.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation — The condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying condensed financial statements have been prepared using the equity method to account for the investments in subsidiaries. Under the equity method, the investments in consolidated subsidiaries are stated at cost plus the equity in undistributed earnings of consolidated subsidiaries since the date of acquisition. These condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

3.	COMMITMENTS AND CONTINGENCIES

In December 2007, Enstar, in conjunction with JCF FPK I L.P., or “JCF FPK,” and a newly-hired executive management team, formed U.K.-based Shelbourne Group Limited, or Shelbourne, to invest in Reinsurance to Close or “RITC” transactions (the transferring of liabilities from one Lloyd’s Syndicate to another) with Lloyd’s of London insurance and reinsurance syndicates in run-off. JCF FPK is a joint investment program between Fox-Pitt, Kelton, Cochran, Caronia & Waller, or FPKCCW, and the Flowers Fund. The Flowers Fund is a private investment fund advised by J.C. Flowers & Co. LLC. Mr. Flowers is the founder and Managing Member of J.C. Flowers & Co. LLC. Mr. John J. Oros, Enstar’s Executive Chairman and a member of Enstar’s board of directors, is a Managing Director of J.C. Flowers & Co LLC. Mr. Oros splits his time between J.C. Flowers & Co. LLC and Enstar. In addition, an affiliate of the Flowers Fund controls approximately 41% of FPKCCW. Shelbourne is a holding company of a Lloyd’s Managing Agency, Shelbourne Syndicate Services Limited. Enstar owns 50.1% of Shelbourne, which in turn owns 100% of Shelbourne Syndicate Services Limited, the Managing Agency for Lloyd’s Syndicate 2008, a syndicate approved by Lloyd’s of London on December 16, 2007 to undertake RITC transactions with Lloyd’s syndicates in run-off. In February 2008, Lloyd’s Syndicate 2008 entered into RITC agreements with four Lloyd’s Syndicates with total gross insurance reserves of approximately $455.0 million. Since January 1, 2008, Enstar has committed capital of approximately £36.0 million (approximately $72.0 million) to Lloyd’s Syndicate 2008. Enstar’s capital commitment was financed by approximately £12.0 million (approximately $24.0 million) from bank finance; approximately £11.0 million (approximately $22.0 million) from the Flowers Fund (acting in its own capacity and not through JCF FPK), by way of a non-voting equity participation; and approximately £13.0 million (approximately $26.0 million) from available cash on hand. JCF FPK’s capital commitment to Lloyd’s Syndicate 2008 is approximately £14.0 million (approximately $28.0 million).

ENSTAR GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2008 and December 31, 2007

	March 31,	December 31,
	2008	2007
	(Expressed in thousands of U.S. dollars, except share data)

ASSETS
Short-term investments, available for sale, at fair value (amortized cost:
2008 — $111,058; 2007 — $15,480)	$111,049	$15,480
Fixed maturities, available for sale, at fair value (amortized cost: 2008 — $514,523; 2007 — $7,006)	516,056	6,878
Fixed maturities, held to maturity, at amortized cost (fair value: 2008 — $153,661; 2007 — $210,998)	152,785	211,015
Fixed maturities, trading, at fair value (amortized cost: 2008 — $316,699; 2007 — $318,199)	327,799	323,623
Equities, trading, at fair value (cost: 2008 — $4,973; 2007 — $5,087)	4,615	4,900
Other investments, at fair value	105,391	75,300

Total investments	1,217,695	637,196
Cash and cash equivalents	1,480,695	995,237
Restricted cash and cash equivalents	317,691	168,096
Accrued interest receivable	21,076	7,200
Accounts receivable, net	35,094	25,379
Income taxes recoverable	—	658
Reinsurance balances receivable	758,659	465,277
Goodwill	21,222	21,222
Other assets	142,824	96,878

TOTAL ASSETS	$3,994,956	$2,417,143

LIABILITIES
Losses and loss adjustment expenses	$2,700,687	$1,591,449
Reinsurance balances payable	226,949	189,870
Accounts payable and accrued liabilities	25,597	21,383
Income taxes payable	921	—
Loans payable	329,963	60,227
Other liabilities	77,891	40,178

TOTAL LIABILITIES	3,362,008	1,903,107

MINORITY INTEREST	168,106	63,437

SHAREHOLDERS’ EQUITY
Share capital
Authorized issued and fully paid, par value $1 each (authorized 2008: 156,000,000; 2007: 156,000,000)
Ordinary shares (issued and outstanding 2008: 11,947,517; 2007: 11,920,377)	11,948	11,920
Non-voting convertible ordinary shares (issued 2008: 2,972,892; 2007: 2,972,892)	2,973	2,973
Treasury stock at cost (non-voting convertible ordinary shares 2008: 2,972,892; 2007: 2,972,892)	(421,559)	(421,559)
Additional paid-in capital	593,712	590,934
Accumulated other comprehensive income	5,785	6,035
Retained earnings	271,983	260,296

TOTAL SHAREHOLDERS’ EQUITY	464,842	450,599

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,994,956	$2,417,143

See accompanying notes to the unaudited condensed consolidated financial statements

ENSTAR GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
For the Three-Month Periods Ended March 31, 2008 and 2007

	Three Months Ended March 31,
	2008	2007
	(Expressed in thousands of U.S. dollars, except share and per share data)

INCOME
Consulting fees	$6,055	$4,661
Net investment income	590	19,938
Net realized (losses) gains	(1,084)	571

	5,561	25,170

EXPENSES
Net increase in loss and loss adjustment expense liabilities	685	2,510
Salaries and benefits	11,357	12,802
General and administrative expenses	11,911	5,673
Interest expense	3,315	3,176
Net foreign exchange (gain) loss	(1,335)	54

	25,933	24,215

(LOSS) EARNINGS BEFORE INCOME TAXES AND MINORITY INTEREST	(20,372)	955
INCOME TAXES	239	(1,016)
MINORITY INTEREST	(3,376)	(2,248)

(LOSS) BEFORE EXTRAORDINARY GAIN	(23,509)	(2,309)
Extraordinary gain — Negative goodwill (net of minority interest of $15,084 and $nil, respectively)	35,196	15,683

NET EARNINGS	$11,687	$13,374

PER SHARE DATA:
Loss per share before extraordinary gain — basic and diluted	$(1.97)	$(0.21)
Extraordinary gain per share — basic and diluted	2.95	1.41

Earnings per share — basic and diluted	$0.98	$1.20

Weighted average shares outstanding — basic and diluted	11,927,542	11,160,448

See accompanying notes to the unaudited condensed consolidated financial statements

ENSTAR GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Three-Month Periods Ended March 31, 2008 and 2007

	Three Months Ended
	March 31,
	2008	2007
	(Expressed in thousands of U.S. dollars)

NET EARNINGS	$11,687	$13,374

Other comprehensive income:
Unrealized holding gains on investments arising during the period	568	571
Reclassification adjustment for net realized losses (gains) included in net earnings	1,084	(571)
Currency translation adjustment	(1,902)	640

Other comprehensive (loss) income	(250)	640

COMPREHENSIVE INCOME	$11,437	$14,014

See accompanying notes to the unaudited condensed consolidated financial statements

ENSTAR GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS’ EQUITY
For the Three-Month Periods Ended March 31, 2008 and 2007

	Three Months Ended
	March 31,
	2008	2007
	(Expressed in thousands of U.S. dollars)

Share Capital — Ordinary Shares
Balance, beginning of period	$11,920	$19
Conversion of shares	—	6,029
Issue of shares	—	5,775
Shares repurchased	—	(7)
Share awards granted/vested	28	38

Balance, end of period	$11,948	$11,854

Share Capital — Non-Voting Convertible Ordinary Shares
Balance, beginning of period	$2,973	$—
Conversion of shares	—	2,973

Balance, end of period	$2,973	$2,973

Treasury Stock
Balance, beginning of period	$(421,559)	$—
Shares acquired, at cost	—	(421,559)

Balance, end of period	$(421,559)	$(421,559)

Additional Paid-in Capital
Balance, beginning of period	$590,934	$111,371
Share awards granted/vested	2,562	3,750
Shares repurchased	—	(16,755)
Issue of shares	—	490,269
Amortization of share awards	216	1,738

Balance, end of period	$593,712	$590,373

Accumulated Other Comprehensive Income
Balance, beginning of period	$6,035	$4,565
Other comprehensive (loss)/income	(250)	640

Balance, end of period	$5,785	$5,205

Retained Earnings
Balance, beginning of period	$260,296	$202,655
Adjustment to initially apply FIN 48	—	4,858

Adjusted balance, beginning of period	260,296	207,513
Conversion of shares	—	(9,002)
Net earnings	11,687	13,374

Balance, end of period	$271,983	$211,885

See accompanying notes to the unaudited condensed consolidated financial statements

ENSTAR GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three-Month Periods Ended March 31, 2008 and 2007

	Three Months Ended March 31,
	2008	2007
	(Expressed in thousands of U.S. dollars)

OPERATING ACTIVITIES:
Net earnings	$11,687	$13,374
Adjustments to reconcile net earnings to cash flows provided by operating activities:
Minority interest	3,376	2,248
Negative goodwill	(35,196)	(15,683)
Share-based compensation expense	216	1,738
Net realized and unrealized investment loss (gain)	1,084	(576)
Share of net loss (earnings) from other investments	26,510	(1,459)
Other items	1,723	1,018
Depreciation and amortization	191	156
Amortization of bond premiums and discounts	(148)	(99)
Net movement of trading securities	(4,202)	117,261
Changes in assets and liabilities:
Reinsurance balances receivable	(160,775)	29,363
Other assets	(33,814)	(692)
Losses and loss adjustment expenses	520,829	(18,346)
Reinsurance balances payable	14,419	(18,040)
Accounts payable and accrued liabilities	(4,198)	(150)
Other liabilities	32,686	13,522

Net cash flows provided by operating activities	374,388	123,635

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	7,067	22,899
Purchase of available-for-sale securities	(163,267)	(33,231)
Sales and maturities of available-for-sale securities	21,089	113,084
Maturity of held-to-maturity securities	61,682	16,583
Movement in restricted cash and cash equivalents	(149,595)	(43,119)
Funding of other investments	(20,090)	1,038
Other investing activities	(37)	(127)

Net cash flows (used in) provided by investing activities	(243,151)	77,127

FINANCING ACTIVITIES:
Contribution to surplus of subsidiary by minority interest	86,209	—
Receipt of loans	307,813	26,825
Repayment of loans	(39,800)	(462)
Repurchase of shares	—	(16,762)

Net cash flows provided by financing activities	354,222	9,601

TRANSLATION ADJUSTMENT	(1)	46

NET INCREASE IN CASH AND CASH EQUIVALENTS	485,458	210,409
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	995,237	450,817

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,480,695	$661,226

Supplement Cash Flow Information
Net income taxes (paid)	$(1,037)	$(1,927)
Interest paid	$(1,609)	$(462)

See accompanying notes to the unaudited condensed consolidated financial statements

ENSTAR GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2008 and December 31, 2007
(Expressed in thousands of U.S. Dollars, except per share amounts)
(unaudited)

1.  BASIS OF PREPARATION AND CONSOLIDATION

Our condensed consolidated financial statements have not been audited. These statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, these financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of our financial position and results of operations as at the end of and for the periods presented. Results of operations for subsidiaries acquired are included from the dates of their acquisition by the Company. Intercompany transactions are eliminated on consolidation. The results of operations for any interim period are not necessarily indicative of the results for a full year. All significant inter-company accounts and transactions have been eliminated. In these notes, the terms “we,” “us,” “our,” or “the Company” refer to Enstar Group Limited and its direct and indirect subsidiaries. The following information is unaudited and should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2007.

Significant Accounting Policies

Retroactive reinsurance contracts — Premiums on ceded retroactive contracts are earned when written with a corresponding reinsurance recoverable established for the amount of reserves ceded. The initial gain, if applicable, is deferred and amortized into income over an actuarially determined expected payout period.

Adoption of New Accounting Standards

The terms “FAS” and “FASB” used in these notes refer to Statements of Financial Accounting Standards issued by the United States Financial Accounting Standards Board.

We adopted FAS 157, “Fair Value Measurements” (“FAS 157”), effective January 1, 2008. Under this standard, fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. In determining fair value, we use various valuation approaches, including market and income approaches. FAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•	Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Assets and liabilities utilizing Level 1 inputs include exchange-listed equity securities that are actively traded.

•	Level 2 — Valuations based on quoted prices in markets that are not active or for which significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

Assets and liabilities utilizing Level 2 inputs include: exchange-listed equity securities that are not actively traded; U.S. government and agency securities; non-U.S. government obligations; corporate and municipal bonds; mortgage-backed securities (“MBS”) and asset-backed securities (“ABS”).

ENSTAR GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.  BASIS OF PREPARATION AND CONSOLIDATION — (cont’d)

•	Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The unobservable inputs reflect our own assumptions about assumptions that market participants might use.

Assets and liabilities utilizing Level 3 inputs include: hedge funds with partial transparency; and credit funds and short duration high yield funds that are traded in less liquid markets.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example, the type of financial instrument, whether the financial instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires significantly more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for instruments categorized in Level 3. We use prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified between levels.

The adoption of FAS 157 did not result in any cumulative-effect adjustment to our beginning retained earnings at January 1, 2008, or any material impact on our results of operations, financial position or liquidity. In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), which permits a one-year deferral of the application of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Accordingly, we have also adopted FSP FAS 157-2 effective January 1, 2008, and FAS 157 will not be applied to our goodwill and other intangible assets measured annually for impairment testing purposes only. We will adopt FAS 157 for non-financial assets and non-financial liabilities on January 1, 2009. The Company is currently evaluating the related provisions of FAS 157 and their potential impact on future financial statements.

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”). This standard permits an entity to irrevocably elect fair value on a contract-by-contract basis as the initial and subsequent measurement attribute for many financial instruments and certain other items including insurance contracts. An entity electing the fair value option would be required to recognize changes in fair value in earnings and provide disclosure that will assist investors and other users of financial information to more easily understand the effect of the company’s choice to use fair value on its earnings. Further, the entity is required to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This standard does not eliminate the disclosure requirements about fair value measurements included in FAS 157 and FAS No. 107, “Disclosures about Fair Value of Financial Instruments.” The adoption of FAS 159 did not impact retained earnings as of January 1, 2008 because the Company did not make any elections.

Accounting Standards Not Yet Adopted

In December 2007, the FASB issued FAS No. 141(R) “Business Combinations” (“FAS 141(R)”). FAS 141(R) replaces FAS No. 141 “Business Combinations” (“FAS 141”) but retains the fundamental requirements in FAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. FAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. FAS 141(R) also requires acquisition-related costs to be recognized separately from the acquisition, recognize assets acquired and liabilities assumed arising from contractual contingencies at their acquisition-date fair values and recognize goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets

ENSTAR GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.  BASIS OF PREPARATION AND CONSOLIDATION — (cont’d)

acquired. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (January 1, 2009 for calendar year-end companies). The Company is currently evaluating the provisions of FAS 141(R) and its potential impact on future financial statements.

In December 2007, the FASB issued FAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“FAS 160”). FAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest that should be reported as equity in the consolidated financial statements. FAS 160 requires consolidated net income to be reported at the amounts that include the amounts attributable to both the parent and the noncontrolling interest. This statement also establishes a method of accounting for changes in a parent’s ownership interest in a subsidiary that does result in deconsolidation. FAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (January 1, 2009 for calendar year-end companies). The presentation and disclosure of FAS 160 shall be applied retrospectively for all periods presented. The Company is currently evaluating the provisions of FAS 160 and its potential impact on future financial statements.

In March 2008, the FASB issued FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“FAS 161”). This Statement expands the disclosure requirements of FAS 133 and requires the reporting entity to provide enhanced disclosures about the objectives and strategies for using derivative instruments, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and credit-risk related contingent features in derivative agreements. FAS 161 will be effective for fiscal years beginning after November 15, 2008 (January 1, 2009 for calendar year-end companies), and interim periods within those fiscal years. The Company is currently evaluating the provisions of FAS 161 and its potential impact on future financial statements.

2.	ACQUISITIONS

On February 29, 2008, the Company completed the acquisition of Guildhall Insurance Company Limited (“Guildhall”), a reinsurance company based in the U.K., for total consideration of £33.4 million (approximately $65.9 million). The purchase price was financed by the drawdown of approximately £16.5 million (approximately $32.5 million) from a facility loan agreement with a London-based bank; approximately £5.0 million (approximately $10.0 million) from J.C. Flowers II L.P. (the “Flowers Fund”), by way of non-voting equity participation; and the balance of approximately £11.9 million (approximately $23.5 million) from available cash on hand. The Flowers Fund is a private investment fund advised by J.C. Flowers & Co. LLC. J. Christopher Flowers, a member of the Company’s board of directors and one of its largest shareholders, is the founder and Managing Member of J.C. Flowers & Co. LLC. John J. Oros, the Company’s Executive Chairman and a member of its board of directors, is a Managing Director of J.C. Flowers & Co. LLC. Mr. Oros splits his time between J.C. Flowers & Co. LLC and the Company.

The acquisition has been accounted for using the purchase method of accounting, which requires that the acquirer record the assets and liabilities acquired at their estimated fair value.

Purchase price	$65,571
Direct costs of acquisition	303

Total purchase price	$65,874

Net assets acquired at fair value	$65,874

ENSTAR GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	ACQUISITIONS — (cont’d)

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition:

Cash, restricted cash and investments	$108,994
Reinsurance balances receivable	33,298
Accounts receivable	4,631
Losses and loss adjustment expenses	(79,107)
Accounts payable	(1,942)

Net assets acquired at fair value	$65,874

On March 5, 2008, the Company completed the acquisition from AMP Limited (“AMP”) of AMP’s Australian-based closed reinsurance and insurance operations (“Gordian”). The purchase price, including acquisition expenses, was approximately AU$436.9 million (approximately $405.4 million) and was financed by AU$301.0 million (approximately $276.5 million), including an arrangement fee of AU$4.5 million (approximately $4.2 million), from bank financing provided jointly by a London-based bank and a German bank; approximately AU$41.6 million (approximately $39.5 million) from the Flowers Fund, by way of non-voting equity participation; and approximately AU$98.7 million (approximately $93.6 million) from available cash on hand.

The acquisition has been accounted for using the purchase method of accounting, which requires that the acquirer record the assets and liabilities acquired at their estimated fair value.

Purchase price	$401,086
Direct costs of acquisition	4,326

Total purchase price	$405,412

Net assets acquired at fair value	$455,692

Excess of net assets over purchase price	$50,280
Less minority interest share of negative goodwill	(15,084)

Negative goodwill	$35,196

The negative goodwill arose primarily as a result of income earned by Gordian between the date of the balance sheet on which the agreed purchase price was based, June 30, 2007, and the date the acquisition closed, March 5, 2008, and the desire of the vendors to achieve a substantial reduction in regulatory capital requirements and therefore to dispose of Gordian at a discount to fair value.

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash, restricted cash and investments	$872,755
Reinsurance balances receivable	99,645
Accounts receivable	31,253
Losses and loss adjustment expenses	(509,638)
Insurance and reinsurance balances payable	(22,660)
Accounts payable	(15,663)

Net assets acquired at fair value	$455,692

ENSTAR GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	ACQUISITIONS — (cont’d)

The fair values of reinsurance assets and liabilities acquired are derived from probability weighted ranges of the associated projected cash flows, based on actuarially prepared information and management’s run-off strategy. Any amendment to the fair values resulting from changes in such information or strategy will be recognized when they occur.

The following proforma condensed combined income statement for the three months ended March 31, 2008 combines the historical consolidated statements of income of the Company with those of Gordian, which was acquired in the first quarter of 2008, giving effect to the business combinations and related transactions as if they had occurred on January 1, 2008.

					Enstar
	Enstar				Group
	Group		Proforma		Limited
Three Months Ended March 31, 2008:	Limited	Gordian	Adjustment		Proforma

Total income	$(1,748)	$14,082	$(5,194	)(a)	$7,140
Total expenses	(26,262)	15,860	(7,619	)(c)	(18,021)

Net (loss) before extraordinary gain	(28,010)	29,942	(12,813)		(10,881)
Extraordinary gain	35,196	—	—		35,196

Net earnings (loss)	$7,186	$29,942	$(12,813)		$24,315

Net (loss) per ordinary share before extraordinary gain — basic and diluted					$(0.91)
Extraordinary gain — basic and diluted					2.95

Net earnings per ordinary share — basic and diluted					$2.04

Weighted average shares — basic and diluted					11,927,542

The following proforma condensed combined income statement for the three months ended March 31, 2007 combines the historical consolidated statements of income of the Company with those of The Enstar Group, Inc. (“EGI”), BH Acquisition Ltd. (“BH”) and Inter-Ocean Holdings, Ltd. (“Inter-Ocean”), each of which was acquired in the first quarter of 2007, and Gordian, which was acquired in the first quarter of 2008, giving effect to the business combinations and related transactions as if they had occurred on January 1, 2007.

											Enstar
											Group
	Enstar				Proforma				Proforma		Limited-
Three Months Ended March 2007:	Group	BH	EGI	Inter-Ocean	Adjustment		Sub-total	Gordian	Adjustment		Proforma

Total income	$21,797	$1,252	$1,058	$6,555	$(721	)(b)	$29,941	$18,394	$(3,602	)(a)	$44,733
Total expenses	(25,128)	(774)	(6,913)	(5,435)	721	(d)	(37,529)	1,539	(8,458	)(c)	(44,448)

Net (loss) earnings before extraordinary gain	(3,331)	478	(5,855)	1,120	—		(7,588)	19,933	(12,060)		285
Extraordinary gain	15,683	—	—	—	—		15,683	—	—		15,683

Net earnings (loss)	$12,352	$478	$(5,855)	$1,120	$—		$8,095	$19,933	$(12,060)		$15,968

Net earnings per ordinary share before extraordinary gain — basic											$0.03
Extraordinary gain — basic											1.41

Net earnings per ordinary share — basic											$1.44

Net earnings per ordinary share before extraordinary gain — diluted											$0.02
Extraordinary gain — diluted											1.37

Net earnings per ordinary share — diluted											$1.39

Weighted average shares — basic											11,160,448
Weighted average shares — diluted											11,425,716

ENSTAR GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	ACQUISITIONS — (cont’d)

Notes to the Pro Forma Condensed Combined Income Statement

	2008	2007

Income:
(a) Adjustment to conform the accounting policy for investments to that of the Company	$(5,194)	$(3,602)
(b) Elimination of fees earned prior to acquisition	—	(721)
Expenses:
(c) (i) Adjustment to interest expense to reflect the financing costs of the acquisition for the period	(3,965)	(5,015)
(ii) Adjustment to recognize the amortization of increased run-off provisions	(236)	(205)
(iii) Adjustment to recognize amortization of fair value adjustments recorded at date of acquisition	(4,976)	(4,319)
(iv) To adjust income taxes for pro forma adjustments at the statutory rate of 30%	1,558	1,081

	(7,619)	(8,458)
(d) Elimination of fees paid prior to acquisition	—	721

3.	SIGNIFICANT NEW BUSINESS

In December 2007, the Company, in conjunction with JCF FPK I L.P. (“JCF FPK”) and a newly-hired executive management team, formed U.K.-based Shelbourne Group Limited (“Shelbourne”) to invest in Reinsurance to Close or “RITC” transactions (the transferring of liabilities from one Lloyd’s Syndicate to another) with Lloyd’s of London insurance and reinsurance syndicates in run-off. JCF FPK is a joint investment program between Fox-Pitt, Kelton, Cochran, Caronia & Waller (“FPKCCW”) and the Flowers Fund. Shelbourne is a holding company of a Lloyd’s Managing Agency, Shelbourne Syndicate Services Limited. The Company owns 50.1% of Shelbourne, which in turn owns 100% of Shelbourne Syndicate Services Limited, the Managing Agency for Lloyd’s Syndicate 2008, a syndicate approved by Lloyd’s of London on December 16, 2007 to undertake RITC transactions with Lloyd’s syndicates in run-off. In February 2008, Lloyd’s Syndicate 2008 entered into RITC agreements with four Lloyd’s syndicates with total gross insurance reserves of approximately $471.2 million.

On February 29, 2008, the Company funded its capital commitment of approximately £36.0 million (approximately $72.0 million) by way of a letter of credit issued by a London-based bank to Lloyd’s Syndicate 2008. The letter of credit was secured by a parental guarantee from the Company in the amount of £12.0 million (approximately $24.0 million); approximately £11.0 million (approximately $22.0 million) from the Flowers Fund (acting in its own capacity and not through JCF FPK), by way of a non-voting equity participation; and approximately £13.0 million (approximately $26.0 million) from available cash on hand. JCF FPK’s capital commitment to Lloyd’s Syndicate 2008 is approximately £14.0 million (approximately $28.0 million).

The Flowers Fund is a private investment fund advised by J.C. Flowers & Co. LLC. J. Christopher Flowers, a member of the Company’s board of directors and one of its largest shareholders, is the founder and Managing Member of J.C. Flowers & Co. LLC. John J. Oros, the Company’s Executive Chairman and a member of its board of directors, is a Managing Director of J.C. Flowers & Co LLC. Mr. Oros splits his time between J.C. Flowers & Co. LLC and the Company. In addition, an affiliate of the Flowers Fund controls approximately 41% of FPKCCW.

ENSTAR GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	INVESTMENTS

Available-for-sale

The amortized cost and estimated fair value of investments in debt securities classified as available for sale are as follows:

		Gross	Gross
		Unrealized	Unrealized
	Amortized	Holding	Holding	Fair
	Cost	Gains	Losses	Value

As at March 31, 2008
U.S. Treasury and Agency securities	$142,358	$443	$(6)	$142,795
Non-U.S. Government securities	184,394	984	(45)	185,333
Corporate debt securities	180,853	660	(503)	181,010
Other debt securities	6,918	—	—	6,918
Short term investments	111,058	36	(45)	111,049

	$625,581	$2,123	$(599)	$627,105

As at December 31, 2007
Corporate debt securities	$757	$42	$(170)	$629
Other debt securities	6,249	—	—	6,249
Short term investments	15,480	—	—	15,480

	$22,486	$42	$(170)	$22,358

The gross unrealized losses on available for sale debt securities as at March 31 were split as follows:

	2008	2007

Due within one year	$53	$—
After 1 through 5 years	243	—
After 5 through 10 years	160	—
After 10 years	143	170

	$599	$170

As at March 31, 2008 the number of securities classified as available-for-sale in an unrealized loss position was 50, with a fair value of $77.6 million. None of these securities has been in an unrealized loss position for 12 months or longer.

ENSTAR GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	INVESTMENTS — (cont’d)

Held-to-maturity

The amortized cost and estimated fair value of investments in debt securities classified as held-to-maturity are as follows:

		Gross	Gross
		Unrealized	Unrealized
	Amortized	Holding	Holding	Fair
	Cost	Gains	Losses	Value

As at March 31, 2008
U.S. Treasury and Agency securities	$92,078	$1,638	$(208)	$93,508
Non-U.S. Government securities	2,636	—	(9)	2,627
Corporate debt securities	58,071	387	(932)	57,526

	$152,785	$2,025	$(1,149)	$153,661

As at December 31, 2007
U.S. Treasury and Agency securities	$132,332	$816	$(314)	$132,834
Non-U.S. Government securities	2,534	—	(12)	2,522
Corporate debt securities	76,149	159	(666)	75,642

	$211,015	$975	$(992)	$210,998

The gross unrealized losses on held-to-maturity debt securities as at March 31 were split as follows:

	2008	2007

Due within one year	$113	$161
After 1 through 5 years	380	217
After 5 through 10 years	11	13
After 10 years	645	601

	$1,149	$992

As at March 31, 2008, the number of securities classified as held-to-maturity in an unrealized loss position was 36 with a fair value of $33.8 million. Of these securities, the number of securities that have been in an unrealized loss position for 12 months or longer was 34 with a fair value of $18.2 million. As of March 31, 2008, none of these securities were considered to be other than temporarily impaired. The Company has the intent and ability to hold these securities until their maturities. The unrealized losses from these securities were not a result of credit, collateral or structural issues.

The amortized cost and estimated fair values as at March 31, 2008 of debt securities classified as held-to-maturity by contractual maturity are shown below.

	Amortized	Fair
	Cost	Value

Due within one year	$42,933	$42,936
After 1 through 5 years	100,904	102,245
After 5 through 10 years	161	149
After 10 years	8,787	8,331

	$152,785	$153,661

ENSTAR GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	INVESTMENTS — (cont’d)

Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Trading

The estimated fair value of investments in debt securities and short-term investments classified as trading securities as of March 31 was as follows:

	2008	2007

U.S. Treasury and Agency securities	$255,499	$237,943
Non-U.S. Government securities	3,231	3,244
Corporate debt securities	69,069	82,436

	$327,799	$323,623

Other Investments

At March 31, 2008 and December 31, 2007, the Company had $105.4 million and $75.3 million, respectively, of other investments recorded in limited partnerships, limited liability companies and equity funds. These other investments represented 3.5% and 4.2% of total investments and cash and cash equivalents at March 31, 2008 and December 31, 2007, respectively. All of the Company’s other investments relating to our investments in limited partnerships and limited liability companies are subject to restrictions on redemptions and sales which are determined by the governing documents and limit the Company’s ability to liquidate these investments in the short term. Due to a lag in the valuations reported by the managers, the Company records changes in the investment value with up to a three-month lag. These investments are accounted for under the equity method. As at March 31, 2008 and December 31, 2007, the Company had unfunded capital commitments relating to its other investments of $62.3 and $74.6 million, respectively. As at March 31, 2008, 61.7% of the other investments are with a related party.

In accordance with FAS 157, we have categorized our investments held at March 31, 2008 between levels as follows:

	March 31, 2008
				Total Fair
	Level 1	Level 2	Level 3	Value

Fixed maturities — available for sale	$—	$627,105	$—	$627,105
Fixed maturities — trading	—	326,748	1,051	327,799
Equity securities	4,615	—	—	4,615
Other investments	—	—	105,391	105,391

Total investments	$4,615	$953,853	$106,442	$1,064,910

ENSTAR GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	INVESTMENTS — (cont’d)

The following table presents a reconciliation of the beginning and ending balances for all investments measured at fair value on a recurring basis using Level 3 inputs during the period ended March 31, 2008:

	Three Months Ended March 31, 2008
	Fixed
	Maturity	Equity	Other
	Investments	Securities	Investments	Total

Level 3 investments as of January 1, 2008	$1,051	$—	$75,300	$76,351
Net purchases (sales and distributions)	—	—	55,461	55,461
Total realized and unrealized losses	—	—	(25,370)	(25,370)
Net transfers in and/or (out) of Level 3	—	—	—	—

Level 3 investments as of March 31, 2008	$1,051	$—	$105,391	$106,442

The amount of total losses for the period included in earnings attributable to the fair value of changes in assets still held at the reporting date was $26.5 million.

5.	LOANS PAYABLE

On February 18, 2008, the Company fully repaid the outstanding principal and accrued interest on the loans used to partially finance the acquisitions of Cavell Holdings Limited (U.K.), Marlon Insurance Company Limited and Marlon Management Services Limited totaling $40.5 million.

In February 2008, a wholly-owned subsidiary of the Company, Cumberland Holdings Limited (“Cumberland”), entered into a term facility agreement jointly with a London-based bank and a German bank (the “Cumberland Facility”). On March 4, 2008, the Company drew down AU$215.0 million (approximately $197.5 million) from the Facility A Commitment (“Facility A”) and AU$86.0 million (approximately $79.0 million) from the Facility B Commitment (“Facility B”) to partially fund the Gordian acquisition.

•	The interest rate on the Facility A is LIBOR plus 2%. Facility A is repayable in five years and is secured by a first charge over Cumberland’s shares in Gordian. Facility A contains various financial and business covenants, including limitations on liens on the stock of restricted subsidiaries, restrictions as to the disposition of the stock of restricted subsidiaries and limitations on mergers and consolidations. As of March 31, 2008, all of the financial covenants relating to Facility A were met.

•	The interest rate on Facility B is LIBOR plus 2.75%. Facility B is repayable in six years and is secured by a first charge over Cumberland’s shares in Gordian. Facility B contains various financial and business covenants, including limitations on liens on the stock of restricted subsidiaries, restrictions as to the disposition of the stock of restricted subsidiaries and limitations on mergers and consolidations. As of March 31, 2008, all of the financial covenants relating to Facility B were met.

In February 2008, a wholly-owned subsidiary of the Company, Rombalds Limited (“Rombalds”), entered into a term facility agreement with a London-based bank (the “Rombalds Facility”). On February 28, 2008, the Company drew down $32.5 million from the Rombalds Facility to partially fund the acquisition of Guildhall. The interest rate on the Rombalds Facility is LIBOR plus 2%. The facility is repayable in five years and is secured by a first charge over Rombalds shares in Guildhall. The Rombalds Facility contains various financial and business covenants, including limitations on liens on the stock of restricted subsidiaries, restrictions as to the disposition of the stock of restricted subsidiaries and limitations on mergers and consolidations. As of March 31, 2008, all of the financial covenants relating to the Rombalds Facility were met.

ENSTAR GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	LOANS PAYABLE — (cont’d)

On May 6, 2008, the Company fully repaid outstanding principal and accrued interest on the loan used to partially finance the acquisition of Brampton Insurance Company Limited totaling $19.9 million.

6.	EMPLOYEE BENEFITS

Our share-based compensation plans provide for the grant of various awards to our employees and to members of the Board of Directors. These are described in Note 12 to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2007. The information below includes both the employee and director components of our share-based compensation.

(a)	Employee share plans

		Weighted
		Average Fair
		Value of
	Number of	the Award
	Shares	per Share

Nonvested — January 1, 2008	25,862	$122.42
Granted	27,140	95.45
Vested	(27,140)	95.45

Nonvested — March 31, 2008	25,862	111.27

i) 2004 - 2005 employee share plan

Compensation costs of $0.2 million and $1.7 million relating to the issuance of share-awards to employees of the Company in 2004 and 2005 have been recognized in the Company’s statement of earnings for the three months ended March 31, 2008 and 2007, respectively.

The determination of the share-award expenses was based on the fair-market value per common share of EGI as of the grant date and is recognized over the vesting period.

As of March 31, 2008, total unrecognized compensation costs related to the non-vested share awards amounted to $0.4 million. These costs are expected to be recognized over a weighted average period of 0.57 years.

ii) 2006-2010 Annual Incentive Plan and 2006 Equity Incentive Plan

For the three months ended March 31, 2008 and 2007, 27,140 and 38,387 shares were awarded to directors, officers and employees under the 2006 Equity Incentive Plan. The total value of the award for the three months ended March 31, 2008 was $2.6 million and was charged against the 2006-2010 Annual Incentive Plan accrual established for the year ended December 31, 2007. The total value of the award for the three months ended March 31, 2007 was $3.8 million of which $0.5 million was charged as an expense for the three months ended March 31, 2007 and $3.3 million was charged against the 2006-2010 Annual Incentive Plan accrual established for the year ended December 31, 2006.

The accrued expense relating to the 2006-2010 Annual Incentive Plan for the three months ended March 31, 2008 and 2007 was $2.1 million and $2.4 million, respectively.

ENSTAR GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	EMPLOYEE BENEFITS — (cont’d)

(b)	Options

Weighted
		Average	Intrinsic
	Number of	Exercise	Value of
	Shares	Price	Shares

Outstanding — January 1, 2008	490,371	$25.40	—
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—

Outstanding — March 31, 2008	490,371	$25.40	$42,108

Stock options outstanding and exercisable as of March 31, 2008 were as follows:

			Weighted Average
	Number of	Weighted Average	Remaining
Ranges of Exercise Prices	Options	Exercise Price	Contractual Life

$10 - 20	323,645	$17.20	2.9 years
$40 - 60	166,726	41.32	5.4 years

(c)	Deferred Compensation and Stock Plan for Non-Employee Directors

EGI, prior to its merger with a subsidiary of the Company (the “Merger”), had in place a Deferred Compensation and Stock Plan for Non-Employee Directors which permitted non-employee directors to receive all or a portion of their retainer and meeting fees in common stock and to defer all or a portion of their retainer and meeting fees in stock units. Upon completion of the Merger, each stock unit was converted from a right to receive a share of EGI common stock into a right to receive an Enstar Group Limited ordinary share. No additional amounts will be deferred under the plan.

On June 5, 2007, the Compensation Committee of the board of directors of the Company approved the Enstar Group Limited Deferred Compensation and Ordinary Share Plan for Non-Employee Directors (the “EGL Deferred Compensation Plan”)

The EGL Deferred Compensation Plan became effective immediately. The EGL Deferred Compensation Plan provides each member of the Company’s board of directors who is not an officer or employee of the Company or any of its subsidiaries (each, a “Non-Employee Director”) with the opportunity to elect (i) to receive all or a portion of his or her compensation for services as a director in the form of the Company’s ordinary shares instead of cash and (ii) to defer receipt of all or a portion of such compensation until retirement or termination.

Non-Employee Directors electing to receive compensation in the form of ordinary shares will receive whole ordinary shares (with any fractional shares payable in cash) as of the date compensation would otherwise have been payable. Non-Employee Directors electing to defer compensation will have such compensation converted into share units payable as a lump sum distribution after the director’s “separation from service” as defined under Section 409A of the Internal Revenue Code of 1986, as amended. The lump sum share unit distribution will be made in the form of ordinary shares, with fractional shares paid in cash.

For the three months ended March 31, 2008 and 2007, 994 and Nil shares were issued to Non-Employee Directors under the plan.

ENSTAR GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	EARNINGS PER SHARE

The following table sets forth the comparison of basic and diluted earnings per share for the three-month periods ended March 31, 2008 and 2007.

	2008	2007

Net loss before extraordinary gain	$(23,509)	$(2,309)
Weighted average shares outstanding — basic and diluted	11,927,542	11,160,448

Loss per share before extraordinary gain — basic and diluted	$(1.97)	$(0.21)

The following securities have not been included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

Share Equivalents:	2008	2007

Unvested shares	$25,862	$92,293
Restricted share units	2,141	—
Options	262,440	172,975

Total	$290,443	$265,268

The Company amended its earnings per share calculation for 2007 to reflect the anti-dilutive nature of unvested shares and options.

The weighted average ordinary shares outstanding shown for the three months ended March 31, 2007 reflect the conversion of Class A, B, C and D shares to ordinary shares on January 31, 2007, as part of the recapitalization completed in connection with the Merger, as if the conversion occurred on January 1, 2007. For the three months ended March 31, 2007, the ordinary shares issued to acquire EGI are reflected in the calculation of the weighted average ordinary shares outstanding from January 31, 2007, the date of issue.

8.	COMMITMENTS AND CONTINGENCIES

On March 28, 2008, the Company committed to subscribe for its pro-rata share of the rights offering in New NIB Partners L.P. (“New NIB”). Our total commitment was €5.0 million (approximately $7.9 million) and was paid to New NIB on April 11, 2008.

As at March 31, 2008, the Company has guaranteed the obligations of two of its subsidiaries in respect of letter of credit issued on their behalf by London-based banks in the amount of £19.5 million (approximately $38.7 million) in respect of capital commitments to Lloyds Syndicate 2008 and insurance contract requirements of one of the subsidiaries. The guarantees will be triggered should losses incurred by the subsidiaries exceed available cash on hand resulting in the letters of credit being drawn. As at March 31, 2008, the Company has not recorded any liabilities associated with the guarantees.

ENSTAR GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	RELATED PARTY TRANSACTIONS

The Company has entered into certain transactions with companies and partnerships that are affiliated with J. Christopher Flowers and John J. Oros. Messrs Flowers and Oros are members of the Company’s board of directors and Mr. Flowers is one of the largest shareholders of Enstar.

•	During the quarter, the Company funded an additional $24.4 million of its outstanding capital commitment to entities affiliated with Messrs. Flowers and Oros. The Company had, as of March 31, 2008 and December 31, 2007, investments in entities affiliated with Mr. Flowers with a total value of $65.0 million and $71.6 million, respectively, and outstanding commitments to entities managed by Mr. Flowers, for the same periods, of $57.6 million and $76.3 million, respectively. The Company’s outstanding commitments may be drawn down over approximately the next six years.

•	In February 2008, the Flowers Fund funded its commitment of approximately $70.9 million for its share of the economic interest in each of the Gordian, Guildhall and Shelbourne transactions.

•	In February 2008, the Company entered into an AU$301.0 million (approximately $276.5 million) joint loan facility with an Australian and German bank in which each bank has 50% participation. The Flowers Fund is a significant shareholder of the German bank.

•	In March 2008, the Company provided an additional capital commitment of approximately $7.9 million in respect of an entity affiliated with Mr. Flowers in which the Company currently invests. The commitment was funded by the Company on April 11, 2008.

For related party investments associated with Messrs. Flowers and Oros, as at March 31 2008, these investments accounted for 92.5% of the total unfunded capital commitments of the Company, 61.7% of the total amount of investments classified as Other Investments by the Company and 99.7% of the total write-downs in the quarter by the Company.

10.	SEGMENT INFORMATION

The determination of reportable segments is based on how senior management monitors the Company’s operations. The Company measures the results of its operations under two major business categories: reinsurance and consulting.

Consulting fees for the reinsurance segment are intercompany fees paid to the consulting segment. Salary and benefits for the reinsurance segment relate to the discretionary bonus expense on the net income after taxes of the reinsurance segment.

ENSTAR GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	SEGMENT INFORMATION — (cont’d)

	Three Months Ended March 31, 2008
	Reinsurance	Consulting	Total

Consulting fees	$(7,248)	$13,303	$6,055
Net investment income (loss)	5,498	(4,908)	590
Net realized loss	(1,084)	—	(1,084)

	(2,834)	8,395	5,561

Net increase in loss and loss adjustment expense liabilities	685	—	685
Salaries and benefits	2,062	9,295	11,357
General and administrative expenses	8,289	3,622	11,911
Interest expense	3,315	—	3,315
Net foreign exchange gain	(963)	(372)	(1,335)

	13,388	12,545	25,933

Loss before income taxes and minority interest	(16,222)	(4,150)	(20,372)
Income taxes	(1,561)	1,800	239
Minority interest	(3,376)	—	(3,376)

Loss before extraordinary gain	(21,159)	(2,350)	(23,509)
Extraordinary gain	35,196	—	35,196

Net earnings (loss)	$14,037	$(2,350)	$11,687

	Three Months Ended March 31, 2007
	Reinsurance	Consulting	Total

Consulting fees	$(6,198)	$10,859	$4,661
Net investment income	19,245	693	19,938
Net realized gains	571	—	571

	13,618	11,552	25,170

Net increase in loss and loss adjustment expense liabilities	2,510	—	2,510
Salaries and benefits	2,864	9,938	12,802
General and administrative expenses	2,305	3,368	5,673
Interest expense	3,176	—	3,176
Net foreign exchange loss	7	47	54

	10,862	13,353	24,215

Earnings (loss) before income taxes and minority interest	2,756	(1,801)	955
Income taxes	(108)	(908)	(1,016)
Minority interest	(2,248)	—	(2,248)

Net earnings (loss) before extraordinary gain	400	(2,709)	(2,309)
Extraordinary gain	15,683	—	15,683

Net earnings (loss)	$16,083	$(2,709)	$13,374

ENSTAR GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	RESTATEMENT

Subsequent to the issuance of the Company’s March 31, 2008 unaudited condensed consolidated financial statements, the Company’s management identified an error in Note 2 — Acquisitions in relation to total expenses for Gordian for the three-month period ended March 31, 2008, included in the calculation of the proforma condensed combined income statement for the three-month period ended March 31, 2008. As a result, the March 31, 2008 proforma condensed combined income statement shown in Note 2 has been restated to correct the error. The tables below summarize the effects of the restatement.

As previously reported:

				Enstar
	Enstar			Group
	Group		Proforma	Limited
Three Months Ended March 31, 2008:	Limited	Gordian	Adjustment	Proforma

Total income	$(1,748)	$14,082	$(5,194)	$7,140
Total expenses	(26,262)	(8,854)	(7,619)	(42,735)

Net (loss) before extraordinary gain	(28,010)	5,228	(12,813)	(35,595)
Extraordinary gain	35,196	—	—	35,196

Net earnings (loss)	$7,186	$5,228	$(12,813)	$(399)

Net (loss) per ordinary share before extraordinary gain — basic and diluted				$(2.98)
Extraordinary gain — basic and diluted				2.95

Net (loss) per ordinary share — basic and diluted				$(0.03)

Weighted average shares — basic and diluted				11,927,542

As restated:

				Enstar
	Enstar			Group
	Group		Proforma	Limited
Three Months Ended March 31, 2008:	Limited	Gordian	Adjustment	Proforma

Total income	$(1,748)	$14,082	$(5,194)	$7,140
Total expenses	(26,262)	15,860	(7,619)	(18,021)

Net (loss) before extraordinary gain	(28,010)	29,942	(12,813)	(10,881)
Extraordinary gain	35,196	—	—	35,196

Net earnings (loss)	$7,186	$29,942	$(12,813)	$24,315

Net (loss) per ordinary share before extraordinary gain — basic and diluted				$(0.91)
Extraordinary gain — basic and diluted				2.95

Net earnings per ordinary share — basic and diluted				$2.04

Weighted average shares — basic and diluted				11,927,542

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Enstar Group Limited

We have reviewed the accompanying condensed consolidated balance sheet of Enstar Group Limited and subsidiaries (the “Company”) as of March 31, 2008, and the related condensed consolidated statements of earnings and comprehensive income, changes in shareholders’ equity and cash flows for the three-month periods ended March 31, 2008 and 2007. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Enstar Group Limited and subsidiaries as of December 31, 2007 and the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended; and in our report dated February 29, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2007 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

As discussed in Note 11, the unaudited condensed consolidated financial statements have been restated.

/s/  Deloitte & Touche

Hamilton, Bermuda
May 12, 2008 (June 5, 2008 as to the effects of the restatement discussed in Note 11)

1,200,000

Ordinary Shares

ENSTAR GROUP LIMITED

PROSPECTUS

Fox-Pitt Kelton Cochran Caronia Waller

Dowling & Partners Securities

June 26, 2008